THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

POSSIBLE MAJOR TRANSACTION

Possible acquisition of shares in Del Monte Pacific Limited by First Pacific Company Limited and Possible Mandatory Conditional Cash Offer by J.P. Morgan (S.E.A.) Limited for and on behalf of First Pacific Brands Limited (a wholly-owned subsidiary of First Pacific Company Limited) for Del Monte Pacific Limited

A notice convening a special general meeting of First Pacific Company Limited to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. is set out on pages 207 and 208 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the head office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

21 November 2005

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE COMPANY	6
INTRODUCTION	6
THE ACQUISITION	7
THE OFFER	9
EMPLOYEES OF DEL MONTE	11
FINANCING OF THE ACQUISITION AND THE OFFER	11
BUSINESS OF DEL MONTE	11
REASONS FOR THE TRANSACTION	12
BUSINESS OF THE OFFEROR	12
GENERAL	12
RISKS IN RELATION TO THE TRANSACTION	13
TERMS OF THE TRANSACTION	14
SUPPLEMENTAL DOCUMENT	14
FINANCIAL AND TRADING PROSPECTS	17
SPECIAL GENERAL MEETING	19
RECOMMENDATION	20
ADDITIONAL INFORMATION	20
APPENDIX I – FINANCIAL INFORMATION OF THE FIRST PACIFIC GROUP	21
APPENDIX II – FINANCIAL INFORMATION OF THE DEL MONTE GROUP	101
APPENDIX III – GENERAL INFORMATION	200
NOTICE OF SPECIAL GENERAL MEETING	207

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份代號：00142

適用於第一太平有限公司(「本公司」)於二零零五年十二月九日(星期五)上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳召開之股東特別大會(「特別大會」)及其任何續會之代表委任表格。

本人／吾等[1] ______________________ (及) ______________________

地址為 ______________________

乃持有[2] ______________ 股每股面值0.01美元之本公司普通股股份登記持有人，

茲委任特別大會主席或[3] ______________________

地址為 ______________________

為本人／吾等之代表，於特別大會及其任何續會上，代表本人／吾等出席及投票。於特別大會上提呈之普通決議案已詳列於召開特別大會通告內[4]。受委代表將按以下指示就詳列於召開特別大會通告內之決議案投票。

普通決議案	贊成[5]	反對[5]
1. 批准本公司直接或透過一間全資附屬公司收購Del Monte Pacific Limited(「**Del Monte**」)428,570,000股股份(「**收購**」)之建議，收購按Cirio Finanziaria S.p.A. in Amministrazione Straordinaria、Del Monte Holdings Limited及本公司於二零零五年十一月九日簽訂之購股協議(「**購股協議**」)之條款及當中列明之代價進行，並受其條件所限。		
2. 批准於購股協議在各方面成為無條件及完成收購後，本公司之全資附屬公司First Pacific Brands Limited(「**收購方**」)根據新加坡收購及合併守則(「**新加坡收購守則**」)作出強制有條件現金收購建議，收購收購方或其任何一致行動或假定為一致行動之人士(具新加坡收購守則賦予之涵義)並未擁有、控制或同意購入之餘下Del Monte已發行或將予發行股本，及新加坡收購守則所規定之任何購股權。		

簽署：______________________ 日期：二零零五年 ______________________

附註：

1. 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上　閣下名下之普通股股份數目；如未有填上股份數目，則此代表委任表格將被視作適用於　閣下名下所有本公司之普通股股份。
3. 如擬委派特別大會主席以外其他人士作代表，請刪去「特別大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及其地址，及由股東簡簽作實。受委代表毋須為本公司股東。如無填寫該欄，則特別大會主席將為　閣下之受委代表。
4. 即使填妥簽署及交還此代表委任表格後，　閣下仍有權出席特別大會並在會上投票。
5. 注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號。　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。如無任何指示，則　閣下之受委代表可自行酌情投票或放棄投票。閣下之受委代表亦有權就任何召開特別大會通告所載以外而於特別大會上正式提呈之任何決議案酌情投票或放棄投票。
6. 本代表委任表格須由　閣下或　閣下正式書面授權人簽署。若股東為有限公司，則此代表委任表格必須加蓋該公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 此代表委任表格連同已簽署授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件之副本，最遲須於特別大會或其任何續會指定召開時間四十八小時前送達本公司位於香港中環康樂廣場八號交易廣場第二座二十四樓之總辦事處(致：公司秘書處)，方為有效。
8. 倘屬聯名股東，本公司將在接受排名於首之股東(不論親自或委派受委代表)之投票後，不再接受其他聯名股東之投票。就此而言，排名先後次序以聯名股東在本公司股東名冊登記之次序而定。
9. 此代表委任表格上所有更改必須由簽署人簡簽作實。
10. 主席將就各項提呈特別大會之各項決議案要求按股數投票表決。於進行按股數投票表決時，每名親身出席之股東或獲公司正式授權代表或受委代表可就彼所持每一股股份投一票。按股數投票表決之結果將於特別大會後下一個營業日在本地報章及本公司與香港聯合交易所有限公司之網站刊載。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company") to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. and at any adjournment thereof.

I/We,[1] ______________________ (and) ______________________ of

____

being the registered holder(s) of [2] ______________ ordinary shares of US$0.01 each in the capital of the Company,
HEREBY APPOINT the Chairman of the SGM or [3] ______________________ of

____

as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) in respect of the Ordinary Resolutions to be put to the SGM as set out in the notice convening the SGM [4]. The proxy will vote as indicated below in respect of the resolutions set out in the notice convening the SGM:

ORDINARY RESOLUTIONS	For [5]	Against [5]
1. To approve the proposed acquisition by the Company, directly or through a wholly-owned subsidiary, of 428,570,000 ordinary shares of Del Monte Pacific Limited ("**Del Monte**") (the "**Acquisition**") on the terms of and subject to the conditions of, and for the consideration specified in, the Share Purchase Agreement dated 9 November 2005 and made between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited and the Company (the "**Share Purchase Agreement**").		
2. To approve, subject to and conditional upon the Share Purchase Agreement becoming unconditional in all respects and completion of the Acquisition, the making of the mandatory conditional cash offer by First Pacific Brands Limited, a wholly-owned subsidiary of the Company (the "**Offeror**"), under the Singapore Code on Take-overs and Mergers (the "**Singapore Takeovers Code**"), for the remaining issued or to be issued share capital of Del Monte which is not already owned, controlled or agreed to be acquired by the Offeror or any party acting or presumed to be acting in concert with it (within the meaning ascribed to that term under the Singapore Takeovers Code) and any options to the extent required by the Singapore Takeovers Code.		

Signature: ______________________ Date: ______________________ 2005

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is appointed, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration. A proxy need not be a member of the Company. If this space is not completed, the Chairman of the SGM will act as your proxy.
4. Completion and return of this Form of Proxy will not preclude you from attending and voting at the SGM should you so wish.
5. IMPORTANT: If you wish to vote for a resolution, place a "X" in the relevant box marked "FOR". If you wish to vote against a resolution, place a "X" in the relevant box marked "AGAINST". Failure to complete a box will entitle your proxy to cast your vote(s) or abstain at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the SGM other than those referred to in the notice convening the SGM.
6. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorised.
7. In order to be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time of the SGM or at any adjournment thereof.
8. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
9. Any alterations made to this Form of Proxy must be initialled by the person who signs it.
10. The Chairman will demand a poll on the resolutions submitted for determination at the Meeting. On a poll, every member present in person or by a duly authorised corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the Meeting.

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Acceptance Condition"	the Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the number of Del Monte Shares owned, controlled or agreed to be acquired by the Offeror or its Concert Parties (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and its Concert Parties holding such number of Del Monte Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of Del Monte as at the close of the Offer (including any voting rights attributable to Del Monte Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer);
"Acquisition"	the acquisition of the Sale Shares by the Company or a wholly-owned subsidiary pursuant to the Share Purchase Agreement;
"Announcement"	the announcement of the Transaction by First Pacific dated 9 November 2005;
"Board"	the board of Directors;
"CF"	Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, a company incorporated in Italy which is in extraordinary administration, which controls indirectly the Seller and which is an Unconnected Person;
"Circular"	this circular, which is issued by First Pacific to Shareholders in respect of the Transaction;
"Completion"	completion of the Acquisition pursuant to the Share Purchase Agreement;
"Concert Parties"	the parties acting or presumed to be acting in concert (within the meaning ascribed to that term under the Singapore Takeovers Code) with First Pacific and the Offeror in relation the Offer;
"Del Monte"	Del Monte Pacific Limited, a company incorporated in the British Virgin Islands with limited liability and whose shares are primarily listed on the SGX-ST;

"Del Monte Board"	the board of directors of Del Monte;
"Del Monte Group"	Del Monte and its subsidiaries;
"Del Monte Shares"	ordinary shares of US$0.01 each in the capital of Del Monte;
"Directors"	the directors of First Pacific;
"Encumbrance"	in respect of the Sale Shares means, any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;
"Enlarged Group"	the First Pacific Group as enlarged by the consolidation of the Del Monte Group;
"First Pacific" or "Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange;
"First Pacific Group"	First Pacific and its subsidiaries;
"HK$"	Hong Kong dollar, the legal currency of Hong Kong;
"HKFRS"	Hong Kong Financial Reporting Standards;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"IFRS"	International Financial Reporting Standards;
"Indofood"	P.T. Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are listed on the Jakarta and Surabaya Stock Exchanges;
"Latest Practicable Date"	18 November 2005, being the latest practicable date for the collation of relevant information prior to the printing of this Circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"MCI"	MCI, Inc., a company incorporated in the British Virgin Islands and a party to a shareholders' agreement with the Seller in respect of Del Monte;
"Metro Pacific"	Metro Pacific Corporation, a company incorporated in the Philippines with limited liability whose shares are listed on The Philippine Stock Exchange, Inc.;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Companies;
"Offer"	(i) as at the date of this Circular, the possible mandatory conditional cash offer for the Offer Shares; and (ii) subject to and upon Completion, the mandatory cash offer (conditional only as to the Acceptance Condition) for the Offer Shares to be made pursuant to Rule 14 of the Singapore Takeovers Code;
"Offer Document"	the formal document, making the Offer, setting out the terms and conditions of the Offer and enclosing the appropriate forms of acceptance;
"Offer Price"	US$0.3818 per Del Monte Share in cash;
"Offer Shares"	all the Del Monte Shares in issue or to be issued which are not already owned, controlled or agreed to be acquired by the Offeror, First Pacific or other Concert Parties as at the date of the Offer;
"Offeror"	First Pacific Brands Limited, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of First Pacific;
"Options"	the options granted by Del Monte pursuant to its Executive Share Option Plan;
"Pesos"	Philippine Pesos, the legal currency of the Philippines;
"the Philippines"	the Republic of the Philippines;
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability whose shares are primarily listed on The Philippine Stock Exchange, Inc.;
"Rs."	Indian Rupees, the legal currency of India;

"S$"	Singapore dollar, the legal currency of Singapore;
"Sale Shares"	428,570,000 Del Monte Shares, representing, as at 30 September 2005 (the date of Del Monte's most recent published interim unaudited financial statements), approximately 39.62 per cent. of the issued share capital of Del Monte;
"Seller"	Del Monte Holdings Limited, an indirect subsidiary of CF and the seller of the Sale Shares, which is an Unconnected Person;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"SGX-ST"	the Singapore Exchange Securities Trading Limited;
"Shareholders"	shareholders of First Pacific;
"Share Purchase Agreement"	the share purchase agreement dated 9 November 2005 and entered into between CF, the Seller and First Pacific, in respect of the Acquisition;
"SIC"	the Securities Industry Council of Singapore;
"Singapore"	the Republic of Singapore;
"Singapore Takeovers Code"	the Singapore Code on Take-overs and Mergers as revised with effect from 1 January 2002;
"Special General Meeting"	the special general meeting of First Pacific to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m., the notice of which is set out on pages 207 and 208 of this Circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Supplemental Document"	a paid announcement in the newspapers or a circular to the Shareholders which contains the information set out in paragraphs (a) to (i) of the section entitled "Supplemental Document" in the "Letter from the Company" to the Shareholders which appears in this Circular;
"Transaction"	the Acquisition and the Offer;

"Unconnected Person" a person who is, to the best of the knowledge of the Board, having made all reasonable enquiries, an independent third party not connected with the directors, chief executive, substantial shareholders of First Pacific or its subsidiaries or any of their respective associates; and

"US$" United States dollars, the legal currency of the United States of America.

This Circular contains translations of certain US$ amounts into HK$ or S$ amounts at the rates of US$1.00 = HK$7.8 and S$1.7024 respectively. The rates at which the US$ amounts are translated into S$ amounts is the latest closing mid-point spot rates between US$ and S$ as quoted by the Financial Times published on 9 November 2005, the date of the Announcement. The translations have been provided solely for the convenience of the readers of this Circular and no representation is made that any of the US$ amounts actually represent the HK$ or S$ amounts or could have been or could be converted into HK$ and/or S$ at the specified rates, at any particular rate or at all.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
His Excellency Albert F. del Rosario
Benny S. Santoso

Independent Non-executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen *(GBS, CBE, JP)*
David W.C. Tang *(OBE, Chevallier de L'Ordre Arts et des Lettres)*

Head Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

21 November 2005

To the Shareholders

Dear Sir/Madam,

POSSIBLE MAJOR TRANSACTION
Possible acquisition of shares in Del Monte Pacific Limited by
First Pacific Company Limited
and
Possible Mandatory Conditional Cash Offer by
J.P. Morgan (S.E.A.) Limited
for and on behalf of
First Pacific Brands Limited
(a wholly-owned subsidiary of First Pacific Company Limited)
for
Del Monte Pacific Limited

INTRODUCTION

First Pacific announced the Transaction on 9 November 2005 and at the same time announced the Transaction in Singapore in compliance with the Singapore Takeovers Code.

The purpose of this Circular is to provide the shareholders of First Pacific with further information in relation to the Transaction.

This Circular also contains a copy of the notice of the Special General Meeting of the Company to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. to consider and, if deemed fit, approve the Transaction pursuant to the Listing Rules.

THE ACQUISITION

On 9 November 2005, First Pacific entered into the Share Purchase Agreement pursuant to which it agreed, directly or through a wholly-owned subsidiary, to acquire from the Seller the Sale Shares, representing, as at 30 September 2005 (the date of Del Monte's most recent published interim unaudited financial statements), approximately 39.62 per cent. of the issued share capital of Del Monte. Del Monte is listed on the SGX-ST and is the holding company in the Del Monte Group. The Del Monte Group is an integrated producer, marketer and distributor of processed food products under the Del Monte brand name.

The consideration for the Sale Shares is US$163,628,026 (representing approximately HK$1,276.3 million or S$278.6 million). This consideration represents US$0.3818 or approximately S$0.65 per Del Monte Share. The consideration and other terms of the Share Purchase Agreement were arrived at after arm's length negotiations between the parties involved with reference to the prevailing market price of Del Monte Shares. Following signing of the Share Purchase Agreement, First Pacific arranged for US$25.0 million (approximately HK$195.0 million), being a part of the consideration for the Sale Shares, to be held in an escrow account. Subject to the satisfaction of certain conditions, the amount will be released to the Seller shortly before or at Completion.

The Sale Shares will be acquired with full title guarantee free from any Encumbrance and together with all rights and advantages attaching to them as at Completion (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Completion).

The Acquisition is subject to the following conditions being satisfied or (in the case of condition (c) below only) waived:

(a) the pre-emption rights, which are applicable to the majority of the Sale Shares, not having been validly exercised;

(b) the passing at the Special General Meeting of the Company of a resolution to approve the Transaction; and

(c) since the date of the last published audited accounts of the Del Monte Group, being 31 December 2004, there being: (i) no material adverse change in the assets, business, financial condition, profits, liabilities or results of operations of the Del Monte Group taken as a whole; and (ii) no litigation, arbitration or

other legal proceedings instituted or threatened against any member of the Del Monte Group or any member of the Del Monte Group having taken any action outside the ordinary course of its business which could reasonably be expected to have a material adverse effect on the financial or trading position of the Del Monte Group taken as a whole.

Following satisfaction or waiver (where permissible) of these conditions, Completion is expected to take place on the third business day thereafter (or such other date as may be agreed between the parties). In the event that condition (c) above is waived or satisfied and both the other conditions are satisfied, the Company will issue an announcement promptly to inform the Shareholders and the market of such development and that the parties will proceed to Completion. First Pacific will also make an announcement as and when appropriate to keep Shareholders and the market informed if not all the conditions have been satisfied or waived and the parties will not proceed with Completion. If the conditions are not satisfied or waived (where permissible) on or before 31 January 2006, any party may give notice to terminate the Share Purchase Agreement and the agreement will thereupon terminate and save as expressly provided therein, cease to have any effect and the Offer will not be made. In the event that condition (c) above is not satisfied, First Pacific will consult the SIC prior to making a decision as to whether to invoke the condition and terminate the Acquisition.

The Seller, who is the largest shareholder of Del Monte, and MCI, the second largest shareholder of Del Monte, are party to an existing shareholders' agreement. Pursuant to such shareholders' agreement, MCI and certain entities associated with it are entitled to certain pre-emption rights in respect of 310,772,467 of the Sale Shares. If MCI or any of its associated entities exercise such pre-emption rights validly, the Acquisition will not complete and the Offer will not proceed. If MCI or its associated entities do not exercise such pre-emption rights validly, they may, by notice given pursuant to such shareholders' agreement, include or 'tag along' with the Seller certain of their Del Monte Shares in the Acquisition. If such tag along right is validly exercised, the Company, at Completion, may acquire not only the Sale Shares, but also those Del Monte Shares which MCI or any of its associated entities have validly included in the Acquisition. On 10 November 2005, a notice in respect of both such pre-emption rights and such tag along right was sent to MCI and certain entities associated with it. Pursuant to the shareholders' agreement, MCI and such entities have 21 days from delivery to accept an offer, after it is delivered, made to them in respect of their pre-emption rights. As at the Latest Practicable Date, the Directors are not aware of MCI and any of its associated entities having exercised such pre-emption or tag along rights or given notice as to their intention whether or not to exercise such rights.

In respect of condition (b) above, First Pacific has received irrevocable undertakings from First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, Shareholders in respect of an aggregate of 44.5 per cent. of First Pacific's issued share capital, to vote in favour of any and all resolutions relating to the Acquisition and the Offer and any transactions contemplated thereunder at the Special General Meeting.

As Del Monte is listed on the SGX-ST, the Acquisition is governed by the Singapore Takeovers Code. In accordance with Rule 14 of the Singapore Takeovers Code, upon Completion, when the First Pacific Group acquires Del Monte Shares which (taken together with the Del Monte Shares held or acquired by its Concert Parties (if any)) carry 30 per cent. or more of the voting rights of Del Monte, the First Pacific Group will be required to make a mandatory conditional offer for the Offer Shares. The mandatory conditional offer will be made by the Offeror.

As at the Latest Practicable Date, the First Pacific Group held no Del Monte Shares and to the best of the knowledge of the Board having made all reasonable enquiries, none of its Concert Parties held any Del Monte Shares.

THE OFFER

Terms

Upon Completion, the Offeror will make the Offer for the Offer Shares, in accordance with Rule 14 of the Singapore Takeovers Code.

The Offer, if and when made, will be made on the following basis:

For each Offer Share:	**US$0.3818 in cash** (representing approximately S$0.65 or HK$2.9780)

The Offer Price will be the same as the price per share in US$ for the Sale Shares under the Acquisition. Del Monte shareholders will be given an option to elect to receive the Offer Price in S$. Further details on settlement of the consideration will be provided in due course. Del Monte shareholders who accept the Offer will be asked to indicate, on the form of acceptance, their preferred currency of settlement of the Offer Price.

The Offer Price represents a premium of approximately 18.2 per cent. to the closing price of S$0.55 per Del Monte Share (as traded on the SGX-ST) on 9 November 2005 (the date of the Announcement) and a premium of approximately 18.5 per cent. to the 10-day volume weighted average price of S$0.5486 per Del Monte Share (as traded on the SGX-ST) for the period ended 9 November 2005 (the date of the Announcement). The Offer Price represents a premium of approximately 2.4 per cent. to the closing price of S$0.635 per Del Monte Share (as traded on the SGX-ST) on the Latest Practicable Date and a premium of approximately 6.8 per cent. to the 10-day volume weighted average price of S$0.6087 per Del Monte Share (as traded on the SGX-ST) for the period ended on the Latest Practicable Date.

The Offer will be extended to all Del Monte Shares to be issued unconditionally pursuant to the valid exercise of any Options prior to the close of the Offer.

Acceptance Condition

The Offer will, if and when made, be conditional on the Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the number of Del Monte Shares owned, controlled or agreed to be acquired by the Offeror or its Concert Parties (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and its Concert Parties holding such number of Del Monte Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of Del Monte as at the close of the Offer (including any voting rights attributable to Del Monte Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and its Concert Parties holding such number of Del Monte Shares carrying more than 50 per cent. of the maximum potential issued share capital of Del Monte. For this purpose, the "maximum potential issued share capital of Del Monte" means the total number of Del Monte Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

The Offer, if and when made, will not be subject to any other condition.

Value of the Offer

On the basis of the Offer Price, the entire share capital of Del Monte in issue as at the Latest Practicable Date (assuming there has been no change to Del Monte's issued share capital since 30 September 2005, the date of Del Monte's most recent published unaudited interim financial statements) was valued at approximately US$412.9 million or S$702.9 million (representing approximately HK$3,220.6 million) and the Offer Shares as at the Latest Practicable Date (assuming there has been no change to Del Monte's issued share capital since 30 September 2005, the date of Del Monte's most recent published unaudited interim financial statements) in aggregate were valued at approximately US$252.6 million or S$430.0 million (representing approximately HK$1,970.3 million). The Offer Price will be the same as the price per share in US$ under the Acquisition.

Offer Document

The formal document, making the Offer and setting out the terms and conditions of the Offer and enclosing the appropriate forms of acceptance, will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of the announcement of a firm intention to make the Offer, if any.

Tentative Timetable of the Offer

Completion/Announcement of the Offer	by 14 December 2005
Despatch of the Offer Document to Del Monte shareholders	by 4 January 2006 or such later date as may be permitted by the SIC
First closing date	1 February 2006

Each of the dates in the above timetable are subject to change.

EMPLOYEES OF DEL MONTE

We believe that Del Monte has committed and highly competent managers and employees who have contributed significantly to the success of Del Monte. Accordingly, First Pacific confirms that upon First Pacific holding more than 50 per cent. of the issued share capital of Del Monte, the existing employment rights, including pension rights, of all employees of Del Monte will be fully safeguarded.

FINANCING OF THE ACQUISITION AND THE OFFER

The Acquisition and the Offer will be financed by a combination of the Company's internal resources and external funding, the amounts of which are yet to be determined. The external funding will be secured by security interests in shares of PLDT held by the First Pacific Group and Del Monte Shares to be acquired under the Transaction.

BUSINESS OF DEL MONTE

Del Monte was incorporated in the British Virgin Islands in 1999. It has been listed on the SGX-ST since 2 August 1999.

Del Monte is the holding company in the Del Monte Group. The Del Monte Group is engaged in the production, marketing and distribution of premium-branded food and beverage products. The Del Monte Group, according to Del Monte, owns the Del Monte brand in the Philippines and holds exclusive rights to produce and distribute food and beverage products under the Del Monte brand in India. According to Del Monte, it operates one of the world's largest fully integrated pineapple operations and has long-term supply agreements with other Del Monte trademark owners and licensees around the world.

As at the Latest Practicable Date, Del Monte had a market capitalisation of approximately S$686.8 million (representing approximately US$403.4 million or HK$3,146.8 million) (assuming there has been no change to its issued share capital since 30 September 2005, the date of Del Monte's most recent published unaudited interim financial statements). The unaudited consolidated net profit of Del Monte for the period ended 30 September 2005 was approximately US$13.0 million after tax (representing approximately HK$101.4 million) and US$15.7 million before tax (representing approximately HK$122.5 million).

The audited consolidated net profit of Del Monte for the year ended 31 December 2004 was approximately US$28.1 million after tax (representing approximately HK$219.2 million) and US$33.2 million before tax (representing approximately HK$259.0 million) and the audited consolidated net profit of Del Monte for the year ended 31 December 2003 was approximately US$30.2 million after tax (representing approximately HK$235.6 million) and US$31.9 million before tax (representing approximately HK$248.8 million), respectively. The unaudited consolidated net assets of Del Monte as at 30 September 2005 were approximately US$150.2 million (representing approximately HK$1,171.6 million). The audited consolidated net assets of Del Monte as at 31 December 2004 and 31 December 2003 were approximately US$157.6 million (representing approximately HK$1,229.3 million) and US$149.3 million (representing approximately HK$1,164.5 million), respectively. The figures quoted in this paragraph are extracted from the Del Monte "Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Third Quarter Ended 30 September 2005", announced by Del Monte on 10 November 2005, and Del Monte's audited financial statements for the years ended 31 December 2003 and 31 December 2004, as published in Del Monte's annual report for the year ended 31 December 2004.

REASONS FOR THE TRANSACTION

The Transaction, when completed, will represent a strategic acquisition by the First Pacific Group in line with its stated objective of driving growth through acquisitions in the food and telecommunications sectors.

The Acquisition and the Transaction as a whole presents the First Pacific Group with an opportunity to acquire a significant interest in a food business with strong brands and well-established operations. The Board believes that the combination of First Pacific Group's expertise in the food sector within South East Asia and Del Monte's presence in the Philippines, India and China will result in a branded food business with a diverse range of products and significant growth potential.

The Board is of the view that the terms of the Acquisition and the Offer are fair and reasonable and in the interests of the Shareholders as a whole.

BUSINESS OF THE OFFEROR

The First Pacific Group is a Hong Kong-based investment and management company with operations located in South East Asia. Its principal business interests relate to telecommunications and consumer food products.

The Offeror is a company incorporated in Bermuda and is a wholly-owned subsidiary of First Pacific. Its principal activities are those of an investment holding company and it has no other business than to make the Acquisition and/or the Offer.

GENERAL

The Acquisition, if completed, will constitute a notifiable transaction for First Pacific under the Listing Rules.

The Acquisition, together with the Offer (if completed), will constitute a possible major transaction for First Pacific under the Listing Rules, which will require Shareholders' approval.

The Offer Document will not be sent to the Shareholders as all relevant information is contained in this Circular.

To the best of the Board's knowledge, having made all reasonable enquiries, Del Monte, CF, the Seller and the other shareholders of Del Monte are Unconnected Persons.

RISKS IN RELATION TO THE TRANSACTION

Shareholders and potential investors should note that the Acquisition, which is conditional, may or may not complete, that the making of the Offer is subject to Completion and that the Offer, if made, may not be successful and may not complete.

Pursuant to an existing shareholders' agreement between the Seller and MCI, prior to the Seller transferring 310,772,467 of the Sale Shares to the Offeror it must first notify MCI and certain entities associated with it of the Acquisition and give those parties the opportunity to purchase the before mentioned number of Sale Shares at the same price and on no less favourable terms to the transfer of 310,772,467 of the Sale Shares to be made pursuant to the Acquisition. The shareholders' agreement contains provisions governing MCI's pre-emption rights and its alternative right to include or "tag along" with the Seller certain of its Del Monte Shares in the Acquisition. These provisions require certain notices to be served and compliance (in respect of the form of notice, the timing of the notice, the manner of service or otherwise) with these provisions or other provisions of the agreement and/or the timing, manner and/or validity of the exercise of such rights or failure to exercise could be the subject of challenge, dispute or even litigation (including injunctive action). On 10 November 2005, a notice in respect of both such pre-emption rights and such tag along right was sent to MCI and certain entities associated with it. Pursuant to the shareholders' agreement, MCI and such entities have 21 days to accept an offer, after it is delivered, made to them in respect of their pre-emption rights. If MCI purchases 310,772,467 of the Sale Shares, Completion will not happen and the Offer will not be made. If the conditions set out in the Share Purchase Agreement are not satisfied or waived (where permissible) by 31 January 2006, any party may give notice to terminate the Share Purchase Agreement and the agreement will thereupon terminate and save as expressly provided therein, cease to have any effect and the Offer will not be made. In the event that condition (c) set out in the section entitled "The Acquisition" on pages 7 to 9 of this Circular above is not satisfied, First Pacific will consult the SIC prior to making a decision as to whether to invoke the condition and terminate the Acquisition.

Furthermore, given the structure of the Transaction, there is a risk that even where the Acquisition is completed and the Offer is made, the Acceptance Condition will not be satisfied, with the result that the Offer will lapse. The Acceptance Condition must be satisfied by 3.30 p.m. on the 60th day after the date of posting of the Offer Document (unless the SIC permits otherwise). If the Acceptance Condition is not satisfied, the Offer will lapse. If the Offer lapses or is otherwise terminated (as may be permitted under the Singapore Takeovers Code or by the SIC), the Offeror will hold only the Sale Shares, being less than a 50 per cent. stake in Del Monte. Having the Sale Shares only will make

First Pacific the largest shareholder of Del Monte (assuming there is and will be no change to the issued share capital of Del Monte since 30 September 2005, the date of Del Monte's most recent published unaudited interim financial statements) but will not give it entitlement to the statutory rights or the rights set out in the memorandum and articles of association of Del Monte which are afforded to the majority shareholder who controls more than 50 per cent. of the voting rights at general meetings of the company. In such event, the financial results of Del Monte will not be consolidated into the financial accounts of the First Pacific Group but will be reflected as those of an associate in such accounts; also, Del Monte will be an associate of First Pacific under the Listing Rules.

First Pacific intends to take Del Monte private and to delist the company as soon as possible after the Offer closes. However, if the Acceptance Condition is not satisfied and the Offer lapses or is otherwise terminated (as may be permitted under the Singapore Takeovers Code or by the SIC), Del Monte may continue to be listed on the SGX-ST. Even if the Acquisition completes, the Offer is made, the Acceptance Condition is met and the Offer closes, the ability of First Pacific (acting through the Offeror) to nominate its representatives onto the board of Del Monte or to exert influence over the management of Del Monte and the other members of the Del Monte Group may be limited. It is First Pacific's intention to ensure the appointment of its representatives to the board of Del Monte and take over management control of the Del Monte Group as soon as possible after the Offer closes; however, its efforts to do so may be delayed and/or frustrated.

In addition, both the Acquisition and the Offer, if made, is being and will be made respectively on the basis of publicly available information concerning Del Monte. There is therefore a risk that non-public information regarding Del Monte or another member of the Del Monte Group may become public or known to First Pacific which is adverse to the Transaction and which, if known to First Pacific prior to the signing of the Share Purchase Agreement, would have deterred First Pacific from undertaking the Transaction.

There can be no assurance that shareholders of Del Monte will tender their Del Monte Shares into the Offer.

Shareholders and investors are advised to exercise caution when dealing in the securities of First Pacific and the securities of Del Monte.

TERMS OF THE TRANSACTION

The terms of the Acquisition have been arrived at after arm's length negotiations between the respective parties to the Share Purchase Agreement. The terms of the Offer have been determined by reference to the Singapore Takeovers Code. The Board is of the view that the terms of the Acquisition and the Offer are fair and reasonable and in the interests of the Shareholders as a whole.

SUPPLEMENTAL DOCUMENT

Given the structure of the Transaction, and in particular the need to maintain confidentiality prior to the Announcement being made, no formal approach has been made to the Del Monte Board. It has not been possible to gain access to such financial and other records/information of the Del Monte Group prior to the Latest Practicable Date as

is required in order to comply fully with the disclosure requirements under the Listing Rules in relation to the inclusion of certain financial and other information of the Del Monte Group in this Circular. For the purposes of this Circular, First Pacific has extracted the published audited consolidated financial statements of the Del Monte Group prepared under IFRS, for the three years ended 31 December 2004 and the latest published unaudited consolidated financial statements of the Del Monte Group for the latest interim period ended 30 September 2005 and certain other information. However, First Pacific is unable to comply with the following Listing Rules requirements in respect of the disclosure of information as at the date of this Circular:

(a) an accountants' report on the Del Monte Group prepared using accounting policies which are materially consistent with those of the First Pacific Group (Rule 14.67(4)(a)(i) of the Listing Rules);

(b) a pro forma statement of the assets and liabilities of the Enlarged Group on the same accounting basis and in compliance with Chapter 4 of the Listing Rules (Rule 14.67(4)(a)(ii) of the Listing Rules);

(c) an indebtedness statement as at the Latest Practicable Date of the Enlarged Group (Rule 14.66(2) and paragraph 28 of Appendix 1B of the Listing Rules);

(d) a statement by the Directors that in their opinion the working capital as at the Latest Practicable Date available to the Enlarged Group is sufficient (Rules 14.66(2) and 14.66(4) and paragraph 30 of Appendix 1B of the Listing Rules);

(e) information concerning the effect of the Transaction on the earnings and assets and liabilities of the Enlarged Group (Rule 14.64(5) of the Listing Rules);

(f) a discussion and analysis of the Del Monte Group's performance during the period covered by the accountants' report referred to in paragraph (a) above (Rule 14.66(5) and paragraph 48(2) of Appendix 16 of the Listing Rules);

(g) a statement as to the financial and trading prospects of the Enlarged Group for the current financial year (ending 31 December 2005), together with any material information which may be relevant (Rule 14.66(2) and paragraph 29(1)(b) of Appendix 1B of the Listing Rules);

(h) particulars of any litigation or claims of material importance pending or threatened against any member of the Enlarged Group, or an appropriate negative statement (Rule 14.64(2) and paragraph 33 of Appendix 1B of the Listing Rules); and

(i) the dates of and parties to all material contracts entered into by any member of the Enlarged Group within the two years immediately preceding the Latest Practicable Date together with a summary of the principal contents of such contracts and particulars of any consideration passing to or from any member of the Enlarged Group (Rule 14.66(2) and paragraph 42 of Appendix 1B of the Listing Rules).

The Company applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements of the Listing Rules set out in paragraphs (a) to (i) above and on 4 November 2005 the Stock Exchange indicated, in writing, that it was minded to grant an in-principle dispensation to the Company from such requirements provided that certain conditions required by the Stock Exchange were satisfied. A description of how those conditions have been met is set out in the remaining paragraphs of this section.

In relation to the information set out in paragraph (a) above, this Circular contains the published audited consolidated financial statements of the Del Monte Group for the three years ended 31 December 2004 and the latest published unaudited consolidated financial statements of the Del Monte Group for the interim period to 30 September 2005 (being the date of Del Monte's latest published unaudited interim financial statements) all drawn up in accordance with IFRS, including in each case, the notes to such accounts (as contained in the relevant financial statements), and an explanation of the differences in accounting practices between HKFRS and IFRS as at the Latest Practicable Date (if any) in respect of the latest interim period. This information is contained in Appendix II to this Circular.

In relation to the information set out in paragraph (b) above, a statement of the assets and liabilities of Del Monte as shown in its published audited financial statements for 2004 has been included in Appendix II to this Circular.

In this Circular, in relation to the information set out in paragraph (g) above, a description has been included of the financial and trading prospects of the First Pacific Group only.

In relation to the information set out in paragraph (h) above, this Circular contains a description of claims (or an appropriate negative statement) by reference to the First Pacific Group and information regarding Del Monte which is available from public records of the Supreme Court of Singapore for the years 2003, 2004 and 2005 in Singapore (where Del Monte is listed) and the Index of Civil Suits maintained at the Supreme Court Registry in the British Virgin Islands (where Del Monte is incorporated). The information regarding Del Monte is contained in section 4 (Litigation) of Appendix III to this Circular and has not been verified by the Company.

In relation to the information set out in paragraph (i) above, this Circular contains a list of material contracts by reference to the First Pacific Group and information regarding Del Monte which is available from the Registry of Corporate Affairs in the British Virgin Islands (where Del Monte is incorporated) and which is material in the context of this Transaction (or an appropriate negative statement). The information regarding Del Monte is contained in section 3 (Material Contracts) of Appendix III to this Circular and has not been verified by the Company.

First Pacific will publish the information set out in paragraphs (a) to (i) above by way of the Supplemental Document within 42 days of the appointment of one or more of its nominees to the Del Monte Board. The Company will use its best endeavours to secure the appointment of one or more of its nominees onto the Del Monte Board as soon as possible after the Acceptance Condition has been satisfied. However, the Supplemental

Document is not capable of being published within a definitive timeframe because the Company, even when the Offer is declared or becomes wholly unconditional, can not be sure as to whether it will be able to exercise compulsory acquisition rights over the shares held by other Del Monte shareholders and/or to secure the delisting of Del Monte. The Company will keep Shareholders and the market informed of any difficulty which it encounters in issuing the Supplemental Document within the set timeframe. Furthermore, as a practical matter, time will be required to assess any information concerning Del Monte which is provided to the Company and is required to produce the relevant disclosures or financial statements. Please see "Risks in Relation to the Transaction".

The Supplemental Document will include an accountants' report comprising: (i) the published audited financial statements of Del Monte for the three years ended 31 December 2004 and the interim period 1 January to 30 September 2005; or (ii) the published audited financial statements of Del Monte for the three years ended 31 December 2005 (to the extent that Del Monte's audited financial statements for 31 December 2005 have been announced), all drawn up in accordance with IFRS.

The Supplemental Document will include an explanation of the differences in accounting practices between HKFRS and IFRS (if any).

The Supplemental Document will also include a statement from the Company's reporting accountants, subject to any findings by them to the contrary, that the accounting policies adopted by the Del Monte Group during the relevant periods for the financial information prepared in accordance with IFRS are consistent with those policies which would have been adopted if the financial information for the same periods had been prepared under HKFRS and that, accordingly, a reconciliation of the financial effect of the material differences in compliance with Rule 4.11(b)(ii) of the Listing Rules is not required.

FINANCIAL AND TRADING PROSPECTS

First Pacific

Net profits for First Pacific in the first six months of 2005 improved by approximately 18.1 per cent. to approximately US$60.8 million (approximately HK$474.2 million) and First Pacific received approximately US$24.4 million (approximately HK$190.3 million) as dividends from PLDT during the first nine months of 2005. Strong dividend income in the second half of 2005 is expected in view of the collection of Indofood's final dividend for 2004 (approximately US$6.8 million or HK$53.0 million) and further potential dividend distribution from PLDT in December 2005.

First Pacific concluded an investment of US$15 million (approximately HK$117.0 million) for a 25 per cent. interest in Level Up! International Holdings Pte. Ltd. – a publisher of massively multiplayer online games (MMOG). This is a high growth business which further capitalises on the First Pacific Group's knowledge and experience in telecommunications infrastructure and mass-market know-how. First Pacific successfully raised US$199 million (approximately HK$1,552.2 million) in January this year by issuing five-year exchangeable notes.

First Pacific's share price increased by over 30 per cent. from HK$2.075 to HK$2.775 and reached a high of HK$2.90 in the first six months of 2005. In addition, First Pacific declared an interim dividend of HK1.00 cent per share which was paid to Shareholders in October 2005.

Finally, First Pacific has adopted its own code on corporate governance practices and is in compliance with all of the code provisions and most of the recommended best practices as set out in Appendix 14 of the Listing Rules. The Audit Committee is actively working with the First Pacific Group's operating units to enhance reporting and monitoring.

PLDT

PLDT has reduced its consolidated debt by approximately US$552 million (approximately HK$4,305.6 million) during the first nine months of 2005 which has already exceeded the original target of US$500 million for 2005, and further paid off approximately US$50.9 million (approximately HK$397.0 million) 2007 notes on 8 November 2005. PLDT raised its debt reduction target for 2005 to US$700 million (approximately HK$5,460.0 million) . The dividend payout target has similarly been raised to 40 per cent. of 2005 core earnings per share and an another interim dividend of Pesos 21 (approximately US$0.38 or HK$2.96) per share was declared on 8 November 2005.

PLDT has reached over approximately 20.8 million cellular and approximately 2.1 million fixed line subscribers. Cellular subsidiary, Smart Communications, Inc. ("**Smart**") has a network covering approximately 98 per cent. of the population which has facilitated the introduction of services such as faster and cheaper cash remittance through text for both overseas and domestic customers *(SMART Padala)*.

PLDT Fixed Line has commenced the upgrade of existing facilities to a Next Generation Network and expects to increase DSL capacity by another 50,000 by year-end 2005. Smart launched Smart WiFi which is a broadband wireless offering in June 2005, which had approximately 9,000 subscribers as at 30 September 2005. As of 30 September 2005, PLDT had close to 76,000 DSL subscribers, while approximately 370,000 PLDT subscribers use the PLDT Vibe dial-up internet service.

Indofood

Indofood has been repositioned as a total food solutions provider. The new business structure, together with management's efforts of conducting regular review of each business aspect in its vertically integrated supply chain, production and distribution networks, has strengthened its market position in Indonesia's consumer food sector.

The target to enhance shareholders' value through separately listing the Bogasari flour division is under review. There is concern about the current unfavourable equity market conditions, but the management will be closely monitoring further market development in this respect.

The Indofood management remains focused on improving operational efficiency, introducing new products, rationalising headcount and enhancing distribution networks in order to offer products with better value and expand market reach.

As at 30 September 2005, Indofood has bought back approximately US$126.3 million (approximately HK$985.1 million) of its Eurobonds leaving an outstanding balance of approximately US$153.7 million (approximately HK$1,198.9 million). Indofood plans to refinance its foreign currency borrowings in rupiah-denominated debts in order to eliminate foreign currency exposure.

In addition, Indofood continues to evaluate expansion opportunities.

Metro Pacific

The Metro Pacific management is actively exploring specific investment opportunities to rebuild its investment portfolio. Progress has been made in identifying opportunities in the toll roads sector and others are presently being explored.

Debt has been reduced by approximately Pesos 500 million (approximately US$9.1 million or HK$71.0 million) to approximately Pesos 740 million (approximately US$13.2 million or HK$103.0 million) of which approximately Pesos 437 million (approximately US$7.8 million or HK$60.8 million) is currently subject to closing documentation. The year-end target has been reset to less than Pesos 300 million (approximately US$5.4 million or HK$42.1 million) from the original target of Pesos 350 million (approximately US$6.2 million or HK$48.4 million).

Metro Pacific plans to complete the expansion of the Pacific Mall Legaspi to over 40,000 square metres and to launch the development of a new mall in Naga before year-end. New mixed-use land projects include various tourism components.

The rehabilitation plan for one of Metro Pacific's businesses, Negros Navigation Co., Inc., has been fully implemented and the company is benefiting from the revised lower interest rates and extended loan maturity and repayment terms.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. is set out on pages 207 and 208 of this Circular. At the Special General Meeting, two ordinary resolutions will be proposed. The first will be to approve the entry into of the Share Purchase Agreement, the transactions contemplated therein and the performance of the Company's obligations thereunder and the second will be to approve, subject to and conditional on Completion, the making of the Offer and the terms and conditions of the Offer.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not the Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to First Pacific's head office (Attention: Corporate Secretarial

Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

RECOMMENDATION

The Board believes the terms of the Transaction to be fair and reasonable and in the interests of all shareholders of First Pacific and recommends the Shareholders to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting for approving the Transaction.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the following appendices to this Circular:

(i) Appendix I – financial information of the First Pacific Group;

(ii) Appendix II – financial information of the Del Monte Group; and

(iii) Appendix III – general information.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

A SUMMARY OF FINANCIAL RESULTS AND CONDITIONS OF THE FIRST PACIFIC GROUP

The following financial information has been extracted from the audited consolidated financial statements of the First Pacific Group as published in First Pacific's annual reports for the years ended 31 December 2003 and 2004 and the unaudited condensed consolidated financial statements of the First Pacific Group for the six months ended 30 June 2005.

CONSOLIDATED PROFIT AND LOSS STATEMENT

	Six months ended 30 June 2005	Years ended 31 December 2004	2003	2002
US$ millions	*(Unaudited)*		*(Audited)*	
TURNOVER	942.5	2,054.6	2,161.8	1,892.3
Cost of sales	(702.7)	(1,536.1)	(1,657.1)	(1,420.9)
GROSS PROFIT	239.8	518.5	504.7	471.4
Gain/(loss) on disposal of a discontinued operation, divestments and dilutions, net	–	25.1	(3.2)	–
Distribution costs	(81.7)	(172.2)	(172.3)	(140.1)
Administrative expenses	(57.3)	(121.5)	(138.1)	(121.2)
Other operating (expenses)/ income, net	(6.3)	(20.3)	29.9	6.9
Net borrowing costs	(59.2)	(111.9)	(115.8)	(109.0)
Share of profits less losses of associated companies	71.1	118.6	65.0	32.6
PROFIT BEFORE TAXATION	106.4	236.3	170.2	140.6
Taxation	(20.4)	(57.3)	(35.2)	(56.2)
PROFIT FOR THE PERIOD/YEAR	86.0	179.0	135.0	84.4
ATTRIBUTABLE TO:				
Equity holders of the parent	60.8	134.5	74.1	40.1
Minority interest	25.2	44.5	60.9	44.3
	86.0	179.0	135.0	84.4
PER SHARE DATA (U.S. CENTS)				
Basic earnings	1.91	4.22	2.33	1.27
Diluted earnings	1.74	4.21	N/A	N/A
Dividend	0.13	–	–	–

N/A: Not applicable

CONSOLIDATED BALANCE SHEET

US$ millions	At 30 June 2005 (*Unaudited*)	At 31 December 2004	2003 (*Audited*)	2002
NON-CURRENT ASSETS				
Property and equipment	626.8	664.4	699.3	1,009.3
Plantations	164.3	147.4	160.0	–
Associated companies	296.4	234.9	8.0	(24.5)
Long-term receivables and prepayments	136.7	269.2	248.0	265.3
Goodwill	40.0	36.5	18.3	19.3
Prepaid land premiums	40.7	–	–	–
Available-for-sale-assets	4.4	–	–	–
Deferred tax assets	6.0	5.8	7.5	9.6
Restricted cash	4.7	4.7	4.7	–
	1,320.0	1,362.9	1,145.8	1,279.0
CURRENT ASSETS				
Cash and cash equivalents	257.7	186.6	233.3	203.3
Restricted cash and pledged deposits	–	4.5	17.6	22.9
Available-for-sale-assets/ Short-term investments	42.6	32.9	77.0	42.8
Accounts receivable, other receivables and prepayments	286.9	360.0	430.2	389.0
Inventories	291.5	281.4	309.6	376.1
	878.7	865.4	1,067.7	1,034.1
CURRENT LIABILITIES				
Accounts payable, other payables and accruals	278.3	282.4	379.9	381.2
Short-term borrowings	243.6	288.9	207.4	605.7
Provision for taxation	16.2	26.2	36.8	26.6
	538.1	597.5	624.1	1,013.5
NET CURRENT ASSETS	340.6	267.9	443.6	20.6
TOTAL ASSETS LESS CURRENT LIABILITIES	1,660.6	1,630.8	1,589.4	1,299.6
EQUITY				
Issued share capital	31.9	31.9	31.9	31.9
Other reserves	899.8	898.4	954.8	958.5
Accumulated losses	(614.4)	(635.7)	(935.6)	(1,061.6)
Equity/(deficit) attributable to equity holders of the parent	317.3	294.6	51.1	(71.2)
Minority interest	343.0	365.1	376.7	424.1
TOTAL EQUITY	660.3	659.7	427.8	352.9
NON-CURRENT LIABILITIES				
Loan capital and long-term borrowings	762.7	761.2	955.9	757.2
Deferred liabilities and provisions	96.7	100.0	88.7	118.9
Deferred tax liabilities	116.6	109.9	117.0	70.6
Derivative liability	24.3	–	–	–
	1,000.3	971.1	1,161.6	946.7
	1,660.6	1,630.8	1,589.4	1,299.6

B AUDITED FINANCIAL INFORMATION

Set out below is the audited consolidated profit and loss statement, consolidated balance sheet, balance sheet, consolidated and company statements of changes in shareholders' equity, consolidated cash flow statement and notes to the financial statements reproduced from the audited consolidated financial statements published in the Company's annual report for the year ended 31 December 2004.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December *US$ millions*	*Notes*	**2004**	**2003** *(Restated)*[(i)]
TURNOVER	1	2,054.6	2,161.8
Cost of sales		(1,536.1)	(1,657.1)
GROSS PROFIT		518.5	504.7
Gain/(loss) on disposal of a discontinued operation, divestments and dilutions, net		25.1	(3.2)
Distribution costs		(172.2)	(172.3)
Administrative expenses		(121.5)	(138.1)
Other operating (expenses)/income, net		(20.3)	29.9
OPERATING PROFIT	2	229.6	221.0
Share of profits less losses of associated companies		118.6	65.0
Net borrowing costs	3	(111.9)	(115.8)
PROFIT BEFORE TAXATION		236.3	170.2
Taxation	4	(57.3)	(35.2)
PROFIT AFTER TAXATION		179.0	135.0
Outside interests		(44.5)	(60.9)
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5	134.5	74.1
EARNINGS PER SHARE (U.S. CENTS)	6		
– Basic		4.22	2.33
– Diluted		4.21	N/A

N/A: Not applicable

(i) Refer to Note 26.

The principal accounting policies on pages 29 to 38 and the Notes on pages 39 to 73 form an integral part of the Financial Statements.

CONSOLIDATED BALANCE SHEET

At 31 December *US$ millions*	*Notes*	**2004**	**2003** *(Restated)*[i]
NON-CURRENT ASSETS			
Property and equipment	8	664.4	699.3
Plantations	9	147.4	160.0
Associated companies	11	234.9	8.0
Long-term receivables and prepayments	12	269.2	248.0
Goodwill	13	36.5	18.3
Deferred tax assets	24	5.8	7.5
Restricted cash	27(G)	4.7	4.7
		1,362.9	1,145.8
CURRENT ASSETS			
Cash and cash equivalents		186.6	233.3
Restricted cash and pledged deposits	27(G)	4.5	17.6
Short-term investments	14	32.9	77.0
Accounts receivable, other receivables and prepayments	15	360.0	430.2
Inventories	16	281.4	309.6
		865.4	1,067.7
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	17	282.4	379.9
Short-term borrowings	18	288.9	207.4
Provision for taxation	19	26.2	36.8
		597.5	624.1
NET CURRENT ASSETS		267.9	443.6
TOTAL ASSETS LESS CURRENT LIABILITIES		1,630.8	1,589.4
EQUITY CAPITAL AND RESERVES			
Issued capital	20	31.9	31.9
Reserves		262.7	19.2
Shareholders' equity		294.6	51.1
OUTSIDE INTERESTS	21	365.1	376.7
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	22	761.2	955.9
Deferred liabilities and provisions	23	100.0	88.7
Deferred tax liabilities	24	109.9	117.0
		971.1	1,161.6
		1,630.8	1,589.4

(i) Refer to Note 26.

The principal accounting policies on pages 29 to 38 and the Notes on pages 39 to 73 form an integral part of the Financial Statements.

COMPANY BALANCE SHEET

At 31 December *US$ millions*	*Notes*	2004	2003
NON-CURRENT ASSETS			
Subsidiary companies	*10*	694.2	872.5
Amounts due from subsidiary companies	*10(A)*	1,169.9	868.8
Associated companies	*11(A)*	–	3.1
		1,864.1	1,744.4
CURRENT ASSETS			
Cash and cash equivalents		27.0	38.4
CURRENT LIABILITIES			
Payables and accruals		8.7	12.6
NET CURRENT ASSETS		18.3	25.8
TOTAL ASSETS LESS CURRENT LIABILITIES		1,882.4	1,770.2
EQUITY CAPITAL AND RESERVES			
Issued capital	*20*	31.9	31.9
Reserves		1,034.8	900.1
Shareholders' equity		1,066.7	932.0
NON-CURRENT LIABILITIES			
Amounts due to subsidiary companies	*10(B)*	815.7	838.2
		815.7	838.2
		1,882.4	1,770.2

The principal accounting policies on pages 29 to 38 and the Notes on pages 39 to 73 form an integral part of the Financial Statements.

CONSOLIDATED AND COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

CONSOLIDATED *US$ millions*	Issued share capital	Share premium account	Exchange reserve *(Note 25)*	Revenue reserve *(Note 25)*	Total
Balance at 1 January 2003, as previously reported	31.9	958.2	0.3	(1,061.6)	(71.2)
Prior year adjustments	–	–	(2.2)	47.7	45.5
As restated[(i)]	31.9	958.2	(1.9)	(1,013.9)	(25.7)
Net losses not recognized in the profit and loss statement					
– Exchange translation	–	–	(2.0)	–	(2.0)
Dilution of interests in a subsidiary and an associated company	–	–	0.5	4.2	4.7
Net profit for the year, as restated					
– Company and subsidiary companies	–	–	–	17.0	17.0
– Associated companies	–	–	–	57.1	57.1
BALANCE AT 31 DECEMBER 2003 (RESTATED)[(i)]	31.9	958.2	(3.4)	(935.6)	51.1
Net losses not recognized in the profit and loss statement					
– Exchange translation	–	–	(23.2)	–	(23.2)
Dilution and disposal of interests in subsidiary and associated companies	–	–	(33.2)	165.4	132.2
Net profit for the year					
– Company and subsidiary companies	–	–	–	41.0	41.0
– Associated companies	–	–	–	93.5	93.5
BALANCE AT 31 DECEMBER 2004	31.9	958.2	(59.8)	(635.7)	294.6

COMPANY *US$ millions*	Issued share capital	Share premium account	Contributed surplus *(Note 25)*	Revenue reserve	Total
Balance at 1 January 2003	31.9	958.2	173.8	(144.2)	1,019.7
Net loss for the year	–	–	–	(87.7)	(87.7)
BALANCE AT 31 DECEMBER 2003	31.9	958.2	173.8	(231.9)	932.0
Net profit for the year	–	–	–	134.7	134.7
BALANCE AT 31 DECEMBER 2004	31.9	958.2	173.8	(97.2)	1,066.7

(i) Refer to Note 26.

The principal accounting policies on pages 29 to 38 and the Notes on pages 39 to 73 form an integral part of the Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December *US$ millions*	*Notes*	**2004**	**2003** *(Restated)*[(i)]
Operating profit		229.6	221.0
Depreciation		54.5	54.5
Foreign exchange losses, net		33.4	10.8
Decrease/(increase) in long-term receivables and prepayments		24.5	(30.1)
Loss on dilution of interests in a subsidiary and an associated company		3.0	3.2
Amortization of goodwill		1.5	1.0
Gain on disposal of a discontinued operation and divestments, net		(28.1)	–
Payments in respect of deferred liabilities and provisions		(17.5)	(8.3)
(Gain)/loss on sale of property and equipment		(1.8)	0.6
(Gain)/loss on changes in fair value of plantations		(1.7)	25.4
Others		(5.9)	(19.0)
Operating profit before working capital changes		291.5	259.1
Decrease/(increase) in accounts receivable, other receivables and prepayments		29.6	(69.5)
Decrease in pledged deposits		1.9	21.9
(Decrease)/increase in accounts payable, other payables and accruals		(48.0)	47.4
(Increase)/decrease in inventories		(1.9)	51.4
Net cash inflow generated from operations[(ii)]		273.1	310.3
Interest received		14.8	21.5
Interest paid		(120.8)	(124.9)
Tax paid		(41.5)	(27.6)
NET CASH INFLOW FROM OPERATING ACTIVITIES		125.6	179.3

CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

For the year ended 31 December *US$ millions*	*Notes*	**2004**	**2003** *(Restated)*[(i)]
Sale/(placement) of short-term investments		39.9	(15.8)
Divestments of subsidiary companies	*27(A)*	9.1	–
Sale of property and equipment		7.9	0.6
Loans repaid by associated companies		0.5	2.5
Disposal of subsidiary companies	*27(B)*	–	75.3
Purchase of property and equipment		(109.1)	(71.7)
Deposits for acquisition and increased investments in subsidiary companies	*27(C)*	(39.1)	–
Acquisition of subsidiary companies	*27(D)*	(25.6)	–
Increased investments in subsidiary companies	*27(E)*	(16.9)	–
Continuing operations		(133.3)	(9.1)
A discontinued operation	*27(F)*	15.0	(16.7)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(118.3)	(25.8)
Proceeds of new borrowings		255.9	448.5
Shares issued to outside interests by a subsidiary company		0.1	5.6
Borrowings repaid		(277.6)	(528.3)
Dividends paid to outside interests by subsidiary companies		(26.5)	(50.5)
Decrease/(increase) in restricted cash		11.2	(20.4)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(36.9)	(145.1)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(29.6)	8.4
Cash and cash equivalents at 1 January		233.3	203.3
Exchange translation		(17.1)	21.6
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		186.6	233.3
REPRESENTING			
Cash and cash equivalents		186.6	233.3

(i) Refer to Note 26.

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The principal accounting policies on pages 29 to 38 and the Notes on pages 39 to 73 form an integral part of the Financial Statements.

PRINCIPAL ACCOUNTING POLICIES

The Group comprises First Pacific Company Limited and its subsidiary companies.

(A) BASIS OF PREPARATION

The Financial Statements have been prepared in accordance with Hong Kong Generally Accepted Accounting Principles (GAAP) and comply with Hong Kong Financial Reporting Standards (HKFRSs) (which includes Statement of Standard Accounting Practice (SSAPs) and Interpretations)) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, short-term investments and derivative instruments which, as disclosed in the accounting policies below, are stated at fair value.

New Accounting Standards Effective during 2004

Certain changes to Hong Kong GAAP had been implemented during 2004 as a consequence of the following new accounting standards issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2004. The principal changes to Hong Kong GAAP are summarized as follows:

- HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards" prescribes the accounting treatment that an entity should apply when it adopts HKFRSs for the first time as the basis for preparing its annual and interim financial statements. The issuing of HKFRS 1 had no impact on the Group's Financial Statements.

- SSAP 36 "Agriculture" prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. SSAP 36 requires the measurement of biological assets on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs. Gains and losses arising on initial recognition and subsequent changes in fair value are included in the profit and loss statement. The adoption of SSAP 36 has resulted in changing the Group's accounting policy on measuring Indofood's plantations (biological assets) from historical cost to fair value less estimated point-of-sale costs.

  Further details of these changes are included in the accounting policy for Plantations (see (F) below). As a result of the adoption of SSAP 36, prior year adjustments have been made to restate the comparative figures for the year ended and at 31 December 2003 from those included in the published 2003 Annual Financial Statements of the Group. Details of the restatement are set out in Notes 26 and 34.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

New Accounting Standards Effective Subsequent to 2004

The HKICPA has issued a number of new and revised HKFRSs and Hong Kong Accounting Standards (HKASs) (herein collectively referred to as the new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the Financial Statements for the year ended 31 December 2004. Nevertheless, the Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(B) BASIS OF CONSOLIDATION

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies made up to 31 December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, together with any goodwill and exchange reserves that was not previously charged or recognized in the consolidated profit and loss statement.

Outside interests represent the interests of outside shareholders in the results and net assets of subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(C) CASH AND CASH EQUIVALENTS

For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(D) INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out basis, the weighted-average basis or the moving average method. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(E) PROPERTY AND EQUIPMENT

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values less residual values over their expected useful lives. Details of depreciation rates are given in Note 8(A).

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss statement.

(F) PLANTATIONS

Plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about four years to reach maturity from the time of planting. Both the immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. At each balance sheet date, the unrealized gains and losses arising from changes in fair value of plantations are recognized in the consolidated profit and loss statement.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(G) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary company, in which the Group has a substantial long-term interest in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets of the associated companies under the equity method of accounting, together with related goodwill (net of accumulated impairment losses and amortization) or negative goodwill on acquisition, which was not previously eliminated or recognized in the consolidated reserves, and in the Company's balance sheet at cost less provision for impairment losses. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies, and in the Company's profit and loss statement to the extent of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(H) SHORT-TERM INVESTMENTS

Short-term investments are securities held for dealing purposes and are stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the consolidated profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the consolidated profit and loss statement as they arise.

(I) INCOME TAX

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Deferred tax liabilities are provided, using the liability method, for all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(J) PROVISIONS AND CONTINGENT LIABILITIES

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(K) IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(L) ACCOUNTING FOR ACQUISITION AND DISPOSAL

(i) RESULTS

The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(ii) FAIR VALUE ADJUSTMENTS

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the separable net identifiable assets and liabilities acquired.

(iii) GOODWILL

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognized in the consolidated balance sheet as an asset and amortized on the straight-line basis over its estimated useful life of 20 years. In the case of associated companies, any unamortized goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

On the disposal of subsidiary and associated companies, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill that remains unamortized, and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(M) FOREIGN CURRENCIES

On consolidation, the financial statements of overseas subsidiary and associated companies are translated into U.S. dollars using the net investment method. The profit and loss statements of overseas subsidiary and associated companies are translated into U.S. dollars using average rates of exchange for the year. Balance sheets are translated at closing rates. The resulting translation differences are included in the exchange reserve. For the purposes of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into U.S. dollars at the average rates of exchange for the year.

Exchange differences, arising on the retranslation at closing rates of the opening net assets and the profits for the year retained by overseas subsidiary and associated companies, and on foreign currency borrowings used to finance long-term foreign equity investments, are taken to reserves.

Foreign currency transactions are translated into U.S. dollars at rates approximating those prevalent at the relevant transaction dates. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date.

Exchange differences that fall within the definition of borrowing costs (see (R) below) are included in the carrying amount of an asset and are recognized in the consolidated profit and loss statement over the expected useful life of the asset or when the asset is disposed of.

All other exchange differences are dealt with in the consolidated profit and loss statement.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(N) TURNOVER AND REVENUE RECOGNITION

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(O) SEGMENTAL INFORMATION

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Head Office and other items mainly comprise Head Office assets, borrowings and overhead.

(P) OPERATING LEASES

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Rentals payable under operating leases are recorded in the consolidated profit and loss statement on the straight-line basis over the lease terms.

(Q) EMPLOYEE BENEFITS

(i) PENSION OBLIGATIONS

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(ii) LONG SERVICE PAYMENTS

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(iii) SHARE OPTION SCHEMES

The Group operates three share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss statement or the balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company and subsidiary companies as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account. Options which are canceled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

(iv) PAID LEAVE CARRIED FORWARD

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(R) BORROWING COSTS

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the consolidated profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

Other ancillary costs incurred in connection with the arrangement of borrowings are charged to the consolidated profit and loss statement in the year in which they are incurred.

(S) DERIVATIVE INSTRUMENTS

Derivative instruments, which include currency swaps and foreign exchange contracts entered into for the purpose of managing foreign currency exposures but which are not qualified as hedging for accounting purposes, are recognized as either an asset or a liability based on the fair value of each contract. The gains or losses arising from changes in fair values of these derivative instruments are recognized in the consolidated profit and loss statement.

(T) RELATED PARTIES

Related parties are individuals and corporate entities where the individual or corporate entity has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where two parties are subject to common control or common significant influence.

NOTES TO THE FINANCIAL STATEMENTS

1. TURNOVER AND SEGMENTAL INFORMATION

US$ millions	2004	2003
TURNOVER		
Sale of goods and properties	2,022.5	2,118.2
Rendering of services	32.1	43.6
TOTAL	2,054.6	2,161.8

SEGMENTAL INFORMATION

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on page 74. Particulars in respect of a discontinued operation are set out in Note 28.

BY PRINCIPAL BUSINESS ACTIVITY – 2004

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	A discontinued operation[(i)]	Head Office	2004 Total
PROFIT AND LOSS						
Segment revenue – turnover	–	1,995.8	58.8	–	–	2,054.6
Segment results/operating profit	–	189.9	34.2	–	5.5	229.6
Share of profits less losses of associated companies	118.8	(1.8)	(0.1)	1.7	–	118.6
Net borrowing costs						(111.9)
Profit before taxation						236.3
Taxation						(57.3)
Profit after taxation						179.0
Outside interests						(44.5)
Profit attributable to ordinary shareholders						134.5
ASSETS AND LIABILITIES						
Segment assets	–	1,789.7	122.7	–	42.3	1,954.7
Associated companies	206.7	1.4	26.8	–	–	234.9
Unallocated assets						38.7
Total assets						2,228.3
Segment liabilities	–	222.5	104.7	–	55.2	382.4
Unallocated liabilities						1,186.2
Total liabilities						1,568.6
OTHER INFORMATION						
Capital expenditure	–	101.6	3.5	–	–	105.1
Depreciation and amortization	–	55.1	0.9	–	–	56.0
Other non-cash expenses	3.0	1.4	9.2	–	–	13.6

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

BY PRINCIPAL GEOGRAPHICAL MARKET – 2004

US$ millions	The Philippines	Indonesia	A discontinued operation[(i)]	Head Office	2004 Total
Segment revenue – turnover	58.8	1,995.8	–	–	2,054.6
Segment assets	122.7	1,789.7	–	42.3	1,954.7
Associated companies	233.5	1.4	–	–	234.9
Unallocated assets					38.7
Total assets					2,228.3
Capital expenditure	3.5	101.6	–	–	105.1

BY PRINCIPAL BUSINESS ACTIVITY – 2003

US$ millions	Telecom-munications	Consumer Food Products (Restated)	Property and Transportation	A discontinued operation[(i)]	Head Office	2003 Total (Restated)
PROFIT AND LOSS						
Segment revenue - turnover	–	2,090.1	71.7	–	–	2,161.8
Segment results/operating profit	–	184.7	62.1	–	(25.8)	221.0
Share of profits less losses of associated companies	51.6	(0.4)	20.1	(6.3)	–	65.0
Net borrowing costs						(115.8)
Profit before taxation						170.2
Taxation						(35.2)
Profit after taxation						135.0
Outside interests						(60.9)
Profit attributable to ordinary shareholders						74.1
ASSETS AND LIABILITIES						
Segment assets	–	1,889.4	159.8	–	71.8	2,121.0
Associated companies	114.3	2.4	24.5	(133.2)	–	8.0
Unallocated assets						84.5
Total assets						2,213.5
Segment liabilities	–	286.2	115.6	–	75.4	477.2
Unallocated liabilities						1,308.5
Total liabilities						1,785.7
OTHER INFORMATION						
Capital expenditure	–	70.6	2.0	–	–	72.6
Depreciation and amortization	–	53.5	2.0	–	–	55.5
Other non-cash expenses	2.2	29.0	–	–	–	31.2

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

BY PRINCIPAL GEOGRAPHICAL MARKET – 2003

US$ millions	The Philippines	Indonesia *(Restated)*	A discontinued operation[(i)]	Head Office	2003 Total *(Restated)*
Segment revenue – turnover	71.7	2,090.1	–	–	2,161.8
Segment assets	159.8	1,889.4	–	71.8	2,121.0
Associated companies	138.8	2.4	(133.2)	–	8.0
Unallocated assets					84.5
Total assets					2,213.5
Capital expenditure	2.0	70.6	–	–	72.6

(i) *Represents Escotel, a company operating in India which was disposed of by the Group in June 2004.*

2. OPERATING PROFIT

US$ millions	*Notes*	2004	2003 *(Restated)*
OPERATING PROFIT IS STATED AFTER (CHARGING)/CREDITING			
Cost of inventories sold		(1,201.5)	(1,300.8)
Depreciation	*8*	(54.5)	(54.5)
Net exchange losses on monetary items		(33.4)	(10.8)
Cost of services rendered		(31.9)	(31.9)
Operating lease rentals			
– Land and buildings		(12.7)	(11.3)
– Hire of plant and equipment		(1.6)	(1.2)
– Others		(6.0)	(9.5)
Realized losses on short-term investments		(3.3)	(0.7)
Loss on dilution of interests in a subsidiary and an associated company		(3.0)	(3.2)
Amortization of goodwill (included in other operating (expenses)/income, net)	*13*	(1.5)	(1.0)
Doubtful debt provisions		(1.4)	(2.6)
Auditors' remuneration			
– Audit services		(1.4)	(1.0)
– Other services		(0.1)	(0.3)
Gain on disposal of a discontinued operation and divestments, net	*27(A)&(F)*	28.1	–
Unrealized gains on short-term investments		2.2	1.8
Gain/(loss) on sale of property and equipment		1.8	(0.6)
Gain/(loss) on changes in fair value of plantations	*9*	1.7	(25.4)

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

3. NET BORROWING COSTS

US$ millions	2004	2003
Loan capital wholly repayable within five years	0.5	0.4
Bank loans and other loans		
– wholly repayable within five years	121.6	135.1
– not wholly repayable within five years	4.5	1.9
Subtotal	126.1	137.0
TOTAL BORROWING COSTS	126.6	137.4
Less interest income	(14.7)	(21.6)
NET BORROWING COSTS	111.9	115.8

4. TAXATION

No Hong Kong profits tax (2003: Nil) has been provided as the Group had no estimated assessable profits (2003: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

US$ millions	2004	2003 *(Restated)*
SUBSIDIARY COMPANIES – OVERSEAS		
Current taxation *(Note 19)*	30.6	36.5
Deferred taxation *(Note 24)*	1.6	(9.2)
Subtotal	32.2	27.3
ASSOCIATED COMPANIES – OVERSEAS		
Current taxation	31.7	7.3
Deferred taxation	(6.6)	0.6
Subtotal	25.1	7.9
TOTAL	57.3	35.2

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	2004	%	2003 (Restated)	%
PROFIT BEFORE TAXATION	236.3		170.2	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	74.2	31.4	57.1	33.5
Tax effect of:				
– Non-deductible expenses	5.4	2.2	15.3	9.0
– Share of net losses of associated companies	0.1	0.1	2.9	1.7
– Results of operations subjected to income tax holiday	(9.5)	(4.0)	(18.5)	(10.9)
– Income not subject to tax	(6.4)	(2.7)	(24.7)	(14.5)
– Others	(6.5)	(2.8)	3.1	1.9
TAXATION	57.3	24.2	35.2	20.7

5. PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Profit attributable to ordinary shareholders includes US$15.9 million (2003: US$17.3 million) net exchange losses that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of Indofood and PLDT and US$23.0 million (2003: US$10.4 million) of net non-recurring gains. The net non-recurring gains for 2004 mainly comprise gain on disposal of 49 per cent interest in Escotel of US$17.1 million, gain on disposal of 5.1 per cent interest in Metro Pacific of US$12.2 million, gains of US$1.2 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's asset impairment provisions and manpower rightsizing costs of US$4.6 million, whereas 2003's net non-recurring gains comprise gains of US$16.8 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower rightsizing costs of US$6.4 million.

ANALYSIS OF EXCHANGE LOSSES

US$ millions	2004	2003
Exchange losses		
– Subsidiary companies	(33.4)	(10.8)
– Associated companies	(5.4)	(19.8)
Subtotal	(38.8)	(30.6)
Attributable to taxation and outside interests	22.9	13.3
TOTAL	(15.9)	(17.3)

Included within the profit attributable to ordinary shareholders for the year ended 31 December 2004 is a profit of US$134.7 million (2003: loss of US$87.7 million) attributable to the Company.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders for the year of US$134.5 million (2003 restated: US$74.1 million), and the weighted average of 3,186.0 million (2003: 3,186.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on: (i) the profit attributable to ordinary shareholders for the year of US$134.5 million and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.0 million ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 10.2 million ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

A diluted earnings per share amount for the year ended 31 December 2003 has not been disclosed as no diluting events existed during that year.

7. ORDINARY SHARE DIVIDENDS

(A) No interim dividend was paid for 2004 (2003: Nil).

(B) At a meeting held on 14 March 2005, the Directors did not recommend the payment of a final dividend for 2004 (2003: Nil).

8. PROPERTY AND EQUIPMENT

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated Total
COST			
At 1 January 2004	288.4	768.5	1,056.9
Exchange translation	(23.1)	(59.1)	(82.2)
Additions	9.9	44.0	53.9
Acquisition of subsidiary companies *(Note 27D)*	8.6	12.2	20.8
Disposals	(4.6)	(3.7)	(8.3)
AT 31 DECEMBER 2004	279.2	761.9	1,041.1
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES			
At 1 January 2004	65.7	291.9	357.6
Exchange translation	(6.3)	(26.9)	(33.2)
Charge for the year	11.6	42.9	54.5
Disposals	(0.1)	(2.1)	(2.2)
AT 31 DECEMBER 2004	70.9	305.8	376.7
NET BOOK AMOUNT AT 31 DECEMBER 2004	208.3	456.1	664.4
Net book amount at 31 December 2003 (Restated)	222.7	476.6	699.3

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(A) Principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold land and buildings	Lesser of period of lease, or 2.0% to 10.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$23.4 million (2003: US$11.7 million) was pledged as security for certain of the Group's banking facilities (Note 22(F)).

9. PLANTATIONS

	Consolidated	
US$ millions	**2004**	**2003**
At 1 January	160.0	175.5
Exchange translation	(14.3)	9.9
Gain/(loss) arising from changes in fair value less estimated point-of-sale costs	1.7	(25.4)
AT 31 DECEMBER	147.4	160.0

Physical measurement of palm trees at 31 December are as follows.

	Consolidated	
Hectares	**2004**	**2003**
Mature plantations	53,542	52,816
Immature plantations	898	1,624
TOTAL	54,440	54,440

The Group's plantations represent palm trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The fair value was determined by reference to the projected selling prices of CPO and PKO in the market. Significant assumptions made in determining the fair value of the plantations are:

(A) No new planting/re-planting activities are assumed.

(B) The palm trees have an average life of 23 years, with the first three years as immature and the following 20 years as mature or productive under a well established planting system.

(C) The yield per hectare of palm trees are based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees.

(D) A discount rate of 21.7% (2003: 19.6%), which represents the weighted average cost of capital for Indofood's plantation operation, was applied in the net present value calculation.

During 2004, Indofood's palm trees produced 1.4 million tons (2003: 1.3 million tons) of FFB. The fair value of FFB harvested during 2004, determined at the point of harvest, amounted to US$112.8 million (2003: US$99.7 million).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

10. SUBSIDIARY COMPANIES

US$ millions	Company 2004	2003
Unlisted shares at cost	1,115.6	1,115.6
Less provision for impairment loss	(421.4)	(243.1)
TOTAL	694.2	872.5

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 5.0 per cent per annum (2003: zero per cent to 4.3 per cent per annum) and not repayable within one year.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2003: zero per cent to 8.4 per cent per annum) and not repayable within one year.

(C) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 74.

(D) Metro Pacific group contribute to the Group's property and transportation business segment (refer to Note 1) and has continued to incur losses in 2004. Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company debt obligations to Pesos 1.3 billion (US$23.2 million) as of 31 December 2004 from Pesos 11.7 billion (US$208.4 million) as of 31 December 2001 when the debt reduction program was commenced. Metro Pacific anticipates it will further reduce its parent company debts to approximately Pesos 350 million (US$6.2 million) by the end of 2005.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

11. ASSOCIATED COMPANIES

US$ millions	Consolidated 2004	2003
Shares at cost or valuation		
– Listed	559.0	559.0
– Unlisted	22.0	71.8
Share of post acquisition reserves	104.7	(42.8)
Goodwill on acquisitions of associated companies	(463.1)	(628.4)
Loans to associated companies	12.3	48.4
TOTAL	234.9	8.0

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(A) At 31 December 2004, the Company does not have any interest in associated company (2003: US$3.1 million unlisted investments, net of provision for impairment losses of US$31.8 million located outside Hong Kong).

(B) At 31 December 2004, both the listed and unlisted investments were located outside Hong Kong.

(C) At 31 December 2004, the market valuation of listed investments was US$1,002.7 million (2003: US$724.2 million) and dividends received and receivable were nil (2003: Nil).

(D) Loans to associated companies are unsecured, interest-free and have no fixed terms of repayment.

(E) Details of the Group's principal associated company, PLDT, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 74.

(F) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under HK GAAP, is set out below.

	PLDT	
US$ millions	**2004**	**2003**
OPERATING RESULTS		
Turnover	2,053.7	1,850.0
Profit before taxation	520.4	245.4
Profit after taxation	416.9	212.9
Net profit	418.2	211.2
NET ASSETS		
Current assets	834.7	866.9
Long-term assets	4,228.5	3,613.5
TOTAL ASSETS	5,063.2	4,480.4
Current liabilities	(1,016.8)	(879.6)
Long-term liabilities and provisions	(3,176.3)	(3,116.7)
TOTAL LIABILITIES	(4,193.1)	(3,996.3)
Outside interests	(16.1)	(14.0)
AT 31 DECEMBER	854.0	470.1

(G) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(H) The Group disposed of its entire 49.0 per cent interest in Escotel in June 2004.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

12. LONG-TERM RECEIVABLES AND PREPAYMENTS

	Consolidated	
US$ millions	**2004**	**2003**
Currency swap assets, net	130.1	136.1
Assets not yet used in operation	59.9	12.5
Claims for tax refund	34.3	25.6
Advances and deposits for purchases	14.6	55.7
Others	46.8	67.6
Subtotal	285.7	297.5
Less current portion included in accounts receivable, other receivables and prepayments	(16.5)	(49.5)
TOTAL	269.2	248.0

The currency swap assets (net) relate to Indofood's hedging program.

Assets not yet used in operation represents certain of Indofood's property and equipment which have been acquired but not yet used in operation.

Claims for tax refund relates to advance tax payment made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

Advances and deposits for purchases mainly relates to Indofood's payments made to suppliers and contractors in relation to purchase of raw materials and capital expenditures.

Others mainly represent amounts arising from Indofood's provision for technical and management services and loans to affiliated companies.

13. GOODWILL

	Consolidated	
US$ millions	**2004**	**2003**
COST		
At 1 January	19.7	19.7
Additions		
– balance of subsidiary companies acquired *(Note 27D)*	2.1	–
– on acquisition of subsidiary companies *(Note 27D)*	6.9	–
– on increased investments in subsidiary companies *(Note 27E)*	10.7	–
AT 31 DECEMBER	39.4	19.7
ACCUMULATED AMORTIZATION		
At 1 January	1.4	0.4
Charge for the year	1.5	1.0
AT 31 DECEMBER	2.9	1.4
NET BOOK AMOUNT AT 31 DECEMBER	36.5	18.3

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

14. SHORT-TERM INVESTMENTS

US$ millions		Consolidated 2004	2003
Listed outside Hong Kong	– equity securities	19.6	6.7
	– debt securities	1.8	55.7
Subtotal		21.4	62.4
Unlisted outside Hong Kong	– equity securities	11.5	13.9
	– debt securities	–	0.7
Subtotal		11.5	14.6
TOTAL		32.9	77.0

15. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$170.3 million (2003: US$227.1 million), with an aged profile as below.

US$ millions	Consolidated 2004	2003
0 to 30 days	145.5	192.2
31 to 60 days	6.0	13.7
61 to 90 days	12.2	6.5
Over 90 days	6.6	14.7
TOTAL	170.3	227.1

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years. The current portion of which is included above.

16. INVENTORIES

US$ millions	Consolidated 2004	2003
Raw materials	161.1	152.2
Work in progress	6.1	8.2
Finished goods	81.0	106.2
Properties held for sale	35.5	56.7
Less provisions	(2.3)	(13.7)
TOTAL	281.4	309.6

At 31 December 2004, the carrying amount of inventories carried at net realizable value amounted to US$35.0 million (2003: US$44.2 million).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

Principal properties held by Metro Pacific and Landco for sale are included in Properties Held for Sale at 31 December 2004:

Location in the Philippines	Approximate gross development area (sq.m.) (i)	Group's economic interest (%)	Type	Status	Estimated completion date
Batulao, Batangas	2,107,050	46.1	R	Planning	-
Lemery, Batangas	671,892	38.5	F	Under construction	2005
Punta Fuego 1, Batangas	455,238	21.2	R, Ro	Under construction	2005
Stonecrest, San Pedro, Laguna	297,986	19.6	R	Under construction	2005
Talisay, Cebu	274,591	18.9	R	Under construction	2005
Punta Fuego 2, Batangas	264,521	13.6	R, Ro, F	Under construction	2005
Legaspi City, Albay	36,602	18.9	C	Under construction	2005
Lucena City, Quezon	40,706	64.9	R	Completed	-
Pacific Plaza Towers	4,851	75.5	R	Completed	-

R = Residential, F = Farm, Ro = Resort, C = Commercial

(i) Total area for sale as subdivisions and land designated for parks and open spaces.

17. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$145.1 million (2003: US$213.7 million), with an aged profile as below.

	Consolidated	
US$ millions	**2004**	**2003**
0 to 30 days	121.2	188.7
31 to 60 days	7.4	8.2
61 to 90 days	5.6	3.5
Over 90 days	10.9	13.3
TOTAL	145.1	213.7

18. SHORT-TERM BORROWINGS

	Consolidated	
US$ millions	**2004**	**2003**
Bank loans		
– Secured	11.1	17.2
– Unsecured	123.1	98.9
Subtotal	134.2	116.1
Current portion of loan capital and long-term borrowings *(Note 22)*	154.7	91.3
TOTAL	288.9	207.4

None (2003: None) of the debt has an original maturity of less than 90 days.

Details of the Group's pledge of assets are set out in Note 22(F) to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

19. PROVISION FOR TAXATION

US$ millions	Consolidated 2004	2003
At 1 January	36.8	26.6
Exchange translation	(4.2)	1.3
Acquisition of subsidiary companies *(Note 27(D))*	0.6	–
Disposal of subsidiary companies	–	(0.2)
Provision for taxation on estimated assessable profits for the year *(Note 4)*	30.6	36.5
Transfer from deferred taxation *(Note 24)*	3.9	0.2
TOTAL	67.7	64.4
Tax paid	(41.5)	(27.6)
AT 31 DECEMBER	26.2	36.8

20. SHARE CAPITAL

US$ millions	Consolidated and Company 2004	2003
Authorized		
5,000,000,000 ordinary shares of U.S. 1 cent each	50.0	50.0
Issued and fully paid		
3,185,993,003 ordinary shares of U.S. 1 cent each	31.9	31.9

Details of the Company's share option scheme are set out in Note 31(C) to the Financial Statements.

21. OUTSIDE INTERESTS

An analysis of the Group's outside interests, by principal operating company, is set out below.

US$ millions	Consolidated 2004	2003 *(Restated)*
Indofood	337.0	348.8
Metro Pacific	28.1	27.9
TOTAL	365.1	376.7

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

22. LOAN CAPITAL AND LONG-TERM BORROWINGS

		Consolidated	
US$ millions	*Notes*	**2004**	**2003**
SECURED LOANS			
Bank loans	*(A)*	49.3	109.5
Other loans	*(B)*	121.8	124.0
Subtotal		171.1	233.5
UNSECURED LOANS			
Loan capital			
– Convertible notes	*(C)*	3.3	6.4
– Convertible preferred shares	*(D)*	1.3	4.0
Bank loans		79.6	194.6
Other loans	*(E)*	660.6	608.7
Subtotal		744.8	813.7
Total loan capital and long-term borrowings		915.9	1,047.2
Less current portion included in short-term borrowings *(Note 18)*		(154.7)	(91.3)
TOTAL		761.2	955.9

The maturity profile of the Group's loan capital and long-term borrowings is as follows:

	Loan capital		Bank loans		Other loans		Consolidated Total	Consolidated Total
US$ millions	2004	2003	2004	2003	2004	2003	2004	2003
Not exceeding one year	4.6	10.4	37.9	73.7	112.2	7.2	154.7	91.3
More than one year but not exceeding two years	–	–	67.0	86.5	115.8	123.1	182.8	209.6
More than two years but not exceeding five years	–	–	15.8	101.3	545.5	602.0	561.3	703.3
More than five years	–	–	8.2	42.6	8.9	0.4	17.1	43.0
TOTAL	4.6	10.4	128.9	304.1	782.4	732.7	915.9	1,047.2
Representing amounts repayable								
- wholly within five years	4.6	10.4	120.7	260.5	773.5	732.3	898.8	1,003.2
- not wholly within five years	–	–	8.2	43.6	8.9	0.4	17.1	44.0
TOTAL	4.6	10.4	128.9	304.1	782.4	732.7	915.9	1,047.2

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

Bank and other loans are repayable in various annual installments at a weighted average annual rate of interest of 13.1 per cent (2003: 12.6 per cent). Details of loan capital and long-term borrowings are set out below.

(A) Secured Bank Loans

Include a US$32.0 million bank loan (which represents the original amount borrowed in 2003 of US$55.0 million less US$23.0 million of partial repayment made during 2004) secured on the Group's 3.2 per cent (2003: 14.0 per cent) interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate (which has been swapped into fixed rate at 7.16 per cent per annum) and was fully repaid on 11 March 2005.

(B) Secured Other Loans

Include US$112.6 million of bonds (net of US$0.4 million unamortized issuance discount) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary of the Company. These bonds were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable six monthly in arrears, mature on 29 July 2006 at their aggregate principal amount and are secured by the Group's 51.5 per cent (2003: 51.5 per cent) interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary company repurchased US$2.0 million face value of the bonds. The repurchased US$2.0 million bonds were canceled in 2004.

(C) Convertible Notes

Issued by Metro Pacific totaling Pesos 1.5 billion (US$26.7 million) during September and October 1999, these notes were due for redemption, at a premium of 8.7 per cent of the par value, in September and October 2002. At 31 December 2004, Pesos 187.0 million (US$3.3 million) of these notes, together with the related redemption premium of Pesos 16.3 million (US$0.3 million), remained outstanding. The redemption premium was included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(D) Convertible Preferred Shares

Issued by Metro Pacific totaling Pesos 720.0 million (US$12.8 million) on 23 July 1999, these preferred shares were due for redemption, with a cumulative yield of 15 per cent, in July 2002. At 31 December 2004, Pesos 73.8 million (US$1.3 million) of these preferred shares, together with the related redemption premium of Pesos 11.1 million (US$0.2 million), remained outstanding. The redemption premium was included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(E) Unsecured Other Loans

Principally include the following bonds issued by Indofood:

(i) Rupiah 1.0 trillion (US$107.6 million) of Rupiah bonds issued in July 2000, with a coupon rate of 16.0 per cent, payable quarterly, and mature in July 2005;

(ii) US$278.6 million five-year Euro bonds (net of US$1.4 million unamortized issuance discount) issued in June 2002, with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;

(iii) Rupiah 1.5 trillion (US$161.5 million) of Rupiah bonds issued in June 2003, with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and

(iv) Rupiah 1.0 trillion (US$107.6 million) of Rupiah bonds issued in July 2004, with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(F) Pledge of Assets

At 31 December 2004, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories equating to a net book value of US$44.8 million (2003: US$75.8 million). Apart from these, the Head Office's US$32.0 million bank loan and US$112.6 million bonds, as described in Notes (A) and (B) above, were secured by the Group's 3.2 per cent and 51.5 per cent interests in PLDT and Indofood, respectively.

23. DEFERRED LIABILITIES AND PROVISIONS

					Consolidated	
US$ millions	Deferred income	Long-term payables	Pension	Others	Total 2004	Total 2003
At 1 January	30.3	11.9	43.7	36.0	121.9	162.2
Exchange translation	-	(0.4)	(3.7)	(0.1)	(4.2)	(1.1)
Additions	-	2.4	2.4	4.6	9.4	23.2
Reclassification[(i)]	-	19.1	-	-	19.1	-
Payment and utilization	(2.0)	(0.4)	(1.5)	(24.2)	(28.1)	(51.5)
Disposal of subsidiary companies	-	-	-	-	-	(10.9)
Subtotal	28.3	32.6	40.9	16.3	118.1	121.9
Less current portion included in accounts payable, other payables and accruals	(1.3)	(9.2)	(0.3)	(7.3)	(18.1)	(33.2)
AT 31 DECEMBER	27.0	23.4	40.6	9.0	100.0	88.7

(i) Reclassified from Accounts payable, other payables and accruals.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary of the Company, from Smart in respect of their arrangement for Service Agreement (Note 32(C)) and the unrealized gross profit arising on property sales.

Long-term payables relate to liabilities for property development and payables of Nenaco, which was reclassified from Accounts payable, other payables and accruals following the Manila Regional Trial Court's approval of Nenaco's corporate rehabilitation program.

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Others mainly relates to provisions for warranty claims.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

24. DEFERRED TAX

The movement in deferred tax assets and liabilities during the year is as follows:

	Consolidated	
	2004	2003
US$ millions		*(Restated)*
DEFERRED TAX ASSETS		
At 1 January	7.5	9.6
Exchange translation	(2.1)	–
Disposal of subsidiary companies	–	(12.4)
(Charge)/credit to profit and loss *(Note 4)*	(1.3)	14.8
Transfer (to)/from provision for taxation *(Note 19)*	(0.3)	0.5
Reclassification	2.0	(5.0)
AT 31 DECEMBER	5.8	7.5
DEFERRED TAX LIABILITIES		
At 1 January	(117.0)	(117.5)
Exchange translation	9.5	(6.2)
Acquisition of subsidiary companies *(Note 27D)*	(3.4)	–
Increased investments in subsidiary companies	(0.9)	–
Disposal of subsidiary companies	–	17.1
Charge to profit and loss *(Note 4)*	(0.3)	(5.6)
Transfer to/(from) provision for taxation *(Note 19)*	4.2	(0.3)
Reclassification	(2.0)	(4.5)
AT 31 DECEMBER	(109.9)	(117.0)

An analysis by major components of deferred tax assets and liabilities is as follows.

	Consolidated	
	2004	2003
US$ millions		*(Restated)*
DEFERRED TAX ASSETS		
Tax loss carry forward	3.7	7.9
Allowance for doubtful accounts	0.9	1.4
Others	1.2	(1.8)
TOTAL	5.8	7.5
DEFERRED TAX LIABILITIES		
Depreciation of property and equipment	(76.6)	(73.9)
Changes in fair value of plantations	(38.4)	(41.9)
Withholding tax on undistributed earnings of subsidiary and associated companies	(4.1)	(9.3)
Others	9.2	8.1
TOTAL	(109.9)	(117.0)

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

At 31 December 2004, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$29.5 million (2003: US$25.0 million) in respect of non-Hong Kong tax losses, and US$40.7 million (2003: US$40.7 million) in respect of Hong Kong tax losses. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets has been properly recognized.

25. RESERVES

An analysis of the exchange reserve by principal operating company is set out below.

US$ millions	Consolidated 2004	2003 *(Restated)*
PLDT	(50.4)	(51.5)
Indofood	(11.6)	12.6
Escotel	–	34.0
Others	2.2	1.5
TOTAL	(59.8)	(3.4)

An analysis of the goodwill reserve, eliminated against revenue reserve, by principal operating company is set out below.

US$ millions	Consolidated 2004	2003 *(Restated)*
PLDT	(463.1)	(465.0)
Indofood	(294.1)	(294.2)
Escotel	–	(163.4)
TOTAL	(757.2)	(922.6)

An analysis of the accumulated reserves of associated companies, included within consolidated reserves, is set out below.

US$ millions	Consolidated 2004	2003
Revenue reserve	155.1	(25.3)
Exchange reserve	(50.4)	(17.5)
TOTAL	104.7	(42.8)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

26. PRIOR YEAR ADJUSTMENTS

In 2004, the Group changed its accounting policy in respect of the accounting for plantations pursuant to SSAP 36. Details of the requirements of this new accounting standard are summarized in the Principal Accounting Policies section on page 29.

Pursuant to the new accounting standard, the changes have been applied retrospectively and their impact on figures reported for prior years is summarized as follows.

US$ millions	As previously reported For the year ended 31 December 2003	Restatement	As restated For the year ended 31 December 2003
PROFIT AND LOSS STATEMENT			
Operating profit	246.4	(25.4)	221.0
Profit after taxation	152.8	(17.8)	135.0
Profit attributable to ordinary shareholders	81.5	(7.4)	74.1

US$ millions	As previously reported At 31 December 2003	Restatement	As restated At 31 December 2003
BALANCE SHEET			
Total assets	2,073.8	139.7	2,213.5
Total liabilities	1,743.8	41.9	1,785.7
Shareholders' equity	10.7	40.4	51.1
Outside interests	319.3	57.4	376.7

The adoption of SSAP36 had no significant impact on figures reported in prior years' cash flow statements.

27. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(A) Divestments of Subsidiary Companies

US$ millions	Metro Pacific	Landco, Inc.	Total 2004
Net inflow of cash and cash equivalents per consolidated cash flow statement	8.0	1.1	9.1
Exchange reserve reinstated	0.1	–	0.1
Net liabilities/(assets) disposed of	4.1	(2.3)	1.8
TOTAL	12.2	(1.2)	11.0
Group's share	12.2	(0.9)	11.3
Outside interests' share	–	(0.3)	(0.3)
TOTAL GAIN/(LOSS) ON DIVESTMENTS	12.2	(1.2)	11.0

During September and October 2004, the Group disposed of 5.1 per cent interest in Metro Pacific which resulted in a reduction in the Group's interest in Metro Pacific from 80.6 per cent to 75.5 per cent.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

In September 2004, Metro Pacific disposed of its 10.33 per cent interest in Landco, Inc., which resulted in a reduction in Metro Pacific's interest in Landco, Inc. from 61.33 per cent to 51.0 per cent.

(B) Disposal of Subsidiary Companies

In December 2004, Metro Pacific disposed of its 34.2 per cent interest in Prime Media Holdings, Inc. (PMH) for a consideration of Pesos 2.5 million (US$0.04 million). As a result of this transaction, Metro Pacific's interest in PMH reduced from 83.2 per cent to 49.0 per cent. Accordingly, PMH was reclassified from a subsidiary company to an associated company. The 2003 net cash inflow from disposal of subsidiary companies of US$75.3 million relates to Metro Pacific's assignment of 50.4 per cent controlling interest in Bonifacio Land Corporation (BLC) (which reduced Metro Pacific's interest in BLC from 72.9 per cent to 22.5 per cent).

(C) Deposits for Acquisition and Increased Investments in Subsidiary Companies

The cash outflow of US$39.1 million represents Indofood's deposits for acquiring convertible bonds issued by PT Bina Makna Indopratama and the acquisition of two oil palm plantation companies.

(D) Acquisition of Subsidiary Companies

US$ millions	**2004 Indofood's acquisition of Perfect Wealth Investments Limited and its subsidiary company (Perfect Wealth)**
CONSIDERATION	
Cash and cash equivalents	28.4
NET ASSETS	
Property and equipment *(Note 8)*	20.8
Long-term receivables and prepayments	0.7
Goodwill *(Note 13)*	2.1
Cash and cash equivalents	2.8
Accounts receivable, other receivables and prepayments	8.5
Inventories	5.8
Accounts payable, other payables and accruals	(6.4)
Short-term borrowings	(1.1)
Provision for taxation *(Note 19)*	(0.6)
Deferred tax liabilities *(Note 24)*	(3.4)
Outside interests	(7.7)
TOTAL NET ASSETS ACQUIRED AT FAIR VALUE	21.5
GOODWILL *(NOTE 13)*	6.9
NET OUTFLOW OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT	25.6

The subsidiary companies acquired during the year, Perfect Wealth, had net cash outflows from operating activities of US$0.4 million in 2004 and paid US$0.3 million in respect of financing activities.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(E) Increased Investments in Subsidiary Companies

The cash outflows of US$16.9 million principally represents Indofood's increased interest in its food seasonings subsidiary company, PT Indosentra Pelangi, from 70.0 per cent to 92.2 per cent.

US$ millions	PT Indosentra Pelangi	Others	Total 2004
CONSIDERATION			
Cash and cash equivalents	16.7	0.2	16.9
TOTAL CONSIDERATION	16.7	0.2	16.9
Net assets acquired	6.0	0.2	6.2
GOODWILL *(Note 13)*	10.7	–	10.7

(F) A Discontinued Operation

The cash inflow from investing activities for a discontinued operation in 2004 relates to the disposal of Escotel and is analyzed as follows:

US$ millions	Escotel
Share of net liabilities disposed of	(131.8)
Goodwill reinstated from reserves	163.4
Exchange reserve reinstated	(33.7)
Gain on disposal *(Note 28)*	17.1
NET INFLOW OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT *(Note 28)*	15.0

The cash outflow from investing activities for a discontinued operation of US$16.7 million in 2003 represents the Group's additional loans to Escotel.

(G) Restricted Cash and Pledged Deposits

At 31 December 2004, the Group had US$9.2 million (2003: US$20.4 million) of cash which was restricted as to use. Included in such amount, US$4.5 million (2003: US$15.7 million) is expected to be released during 2005 and, accordingly, classified as current assets.

(H) Major Non-cash Transaction

During the year, Metro Pacific settled approximately Pesos 2.8 billion (US$49.9 million) of borrowings through the transfer of properties and other assets to its creditors.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

28. A DISCONTINUED OPERATION

Date of disposal	Associated company	Percentage held (%)	Percentage sold (%)	Consideration *US$m (Note 27(F))*	Gain on disposal *US$m (Note 27(F))*
June 2004	Escotel	49.0	49.0	15.0	17.1

Escotel is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala.

The results, cash flows and assets of Escotel attributable to the Group were as follows.

US$ millions	2004	2003
PROFIT AND LOSS		
Share of profits less losses of associated companies	1.7	(6.3)
PROFIT/(LOSS) AFTER TAXATION FOR THE YEAR	1.7	(6.3)
CASH FLOW		
NET INVESTING CASH INFLOW/(OUTFLOW) FOR THE YEAR	15.0	(16.7)
ASSETS		
SHARE OF NET LIABILITIES AT 31 DECEMBER	–	(133.2)

29. COMMITMENTS AND CONTINGENT LIABILITIES

(A) Capital Expenditure

	Consolidated	
US$ millions	2004	2003
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	19.1	6.7
Contracted, but not provided for	9.1	10.0
TOTAL	28.2	16.7

Capital expenditure commitments principally relate to Indofood's purchase of machinery and equipment.

The Company has no commitments in respect of capital expenditures (2003: Nil).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(B) Leasing Commitments

At 31 December 2004, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

	Consolidated	
US$ millions	**2004**	**2003**
LAND AND BUILDINGS		
– Within one year	2.1	6.8
– Between two and five years inclusive	7.0	2.4
– After five years	1.0	0.5
Subtotal	10.1	9.7
HIRE OF PLANT AND EQUIPMENT AND OTHERS		
– Within one year	0.5	7.5
– Between two and five years inclusive	1.3	7.2
– After five years	0.2	–
Subtotal	2.0	14.7
TOTAL	12.1	24.4

At 31 December 2004, the Company did not have any leasing commitments (2003: Nil).

(C) Contingent Liabilities

The Company's US$82.4 million guarantee in respect of credit facilities extended to Escotel was released upon the disposal of Escotel in June 2004. At 31 December 2004, neither the Group nor the Company had any significant contingent liabilities.

30. EMPLOYEE INFORMATION

(A) Remuneration

	Consolidated	
US$ millions	**2004**	**2003**
Basic salaries	141.2	125.2
Bonuses	19.4	19.8
Benefits in kind	21.0	30.1
Pension contributions	7.7	6.5
TOTAL	189.3	181.6
AVERAGE NUMBER OF EMPLOYEES	48,110	45,842

The above includes the remuneration of Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 31(A).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 24,653 (2003: 23,640) employees.

(i) Defined Contribution Schemes

The Group operates six (2003: six) defined contribution schemes covering approximately 23,469 (2003: 22,354) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2003: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2003: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2004, no amounts (2003: US$0.1 million) were used for this purpose. At 31 December 2004, the forfeited contributions had been fully utilized.

(ii) Defined Benefit Schemes

The Group operates two (2003: two) defined benefit schemes covering approximately 1,184 (2003: 1,286) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Jasa Aktuaria Praptasentosa Gunajasa's actuary (a member of Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. (a member of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group.

The amount of deficit under defined benefit schemes included in the balance sheet is as follows.

	Consolidated	
US$ millions	**2004**	**2003**
Present value of defined benefit obligations	9.0	11.0
Fair value of plan assets	(6.4)	(6.8)
LIABILITY IN BALANCE SHEET	2.6	4.2

The movement of defined benefit liability during the year is as follows.

	Consolidated	
US$ millions	**2004**	**2003**
At 1 January	4.2	4.4
Exchange translation	(0.2)	0.1
Net pension scheme cost recognized in the profit and loss statement	1.0	1.9
Payment	(2.4)	(2.2)
AT 31 DECEMBER	2.6	4.2

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

The amount recognized in the profit and loss statement is analyzed as follows.

	Consolidated	
US$ millions	**2004**	**2003**
Current service cost	0.4	2.2
Past service cost	0.5	–
Expected return on plan assets	(0.7)	(0.5)
Net actuarial losses recognized in the year	0.8	0.2
TOTAL INCLUDED IN EMPLOYEE REMUNERATION	1.0	1.9
ACTUAL RETURN ON PLAN ASSETS	9%	8%

Principal actuarial assumptions (weighted average) at 31 December are as follows.

	Consolidated	
	2004	**2003**
Discount rate	9%	9%
Expected return on plan assets	9%	9%
Future salary increases	6%	13%
Future pension increases	6%	13%
Average remaining working lives of employees (years)	12	12

(C) Loans to Officers

During 2004 and 2003, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

31. DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The remuneration of the Directors and senior executives, as disclosed in Notes (A) and (B), exclude the benefits arising from the exercise of share options.

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual named basis.

DIRECTORS' REMUNERATION – 2004

	Non-performance based						
US$ thousands	Salary	Other benefits	Pension contributions	Performance based payments[i]	Fees[ii]	Emoluments[iii]	2004 Total
CHAIRMAN							
Anthoni Salim	-	-	-	-	-	-	-
EXECUTIVE DIRECTORS							
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	1,480	189	76	1,003	-	-	2,748
Edward A. Tortorici	837	128	261	1,169	-	-	2,395
Robert C. Nicholson	749	2	1	375	-	-	1,127
NON-EXECUTIVE DIRECTORS							
His Excellency Albert F. del Rosario (reappointed as Non-executive Director on 24 May 2004)	-	26	-	-	25	-	51
Sutanto Djuhar	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	-	-	-
INDEPENDENT NON-EXECUTIVE DIRECTORS							
Graham L. Pickles (appointed on 24 May 2004)	-	-	-	-	55	-	55
Edward K.Y. Chen, GBS, CBE, JP	-	-	-	-	55	-	55
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	-	-	-	-	35	77	112
TOTAL	3,066	345	338	2,547	170	77	6,543

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

DIRECTORS' REMUNERATION – 2003

	Non-performance based							
US$ thousands	Salary	Other benefits	Pension contributions	Compensation for contract severance	Performance based payments[(i)]	Fees[(ii)]	Emoluments[(iii)]	2003 Total
CHAIRMAN								
Anthoni Salim	-	-	-	-	-	-	-	-
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	871	186	38	-	849	-	-	1,944
Edward A. Tortorici	750	73	2,075	-	383	-	-	3,281
Robert C. Nicholson (assumed the role of Executive Director with effect from 27 November 2003)	54	2	-	-	-	-	-	56
Michael J. A. Healy (resigned on 29 May 2003)	214	121	9	657	385	-	-	1,386
Ronald A. Brown (resigned on 29 May 2003)	349	286	10	2,395	59	-	-	3,099
NON-EXECUTIVE DIRECTORS								
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso (appointed on 2 June 2003)	-	-	-	-	-	-	-	-
INDEPENDENT NON-EXECUTIVE DIRECTORS								
Robert C. Nicholson (appointed as Independent Non-executive Director on 2 June 2003)	-	-	-	-	-	-	215	215
Edward K.Y. Chen, GBS, CBE, JP	-	-	-	-	-	33	-	33
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	-	-	-	-	-	25	77	102
His Excellency Albert F. del Rosario (appointed on 2 June 2003)	-	-	-	-	-	10	-	10
TOTAL	2,238	668	2,132	3,052	1,676	68	292	10,126

(i) *Performance based payments comprise bonus and long-term monetary incentive awards.*

(ii) *For meetings attended.*

(iii) *For consultancy services provided to the Company.*

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

Included within total Directors' remuneration is an amount of US$0.9 million (2003: US$1.9 million) paid or reimburseable by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2003: One) senior executives were among the Group's five highest earning employees. The remaining three (2003: four), of the five highest earning employees, are the Company's Directors.

US$ millions	**2004**	**2003**
Non-performance based		
– Salary and benefits	0.6	0.5
Performance based		
– Bonus and long-term monetary incentive awards	0.3	0.7
TOTAL	0.9	1.2

The table below shows the remuneration of the two (2003: one) senior executives who were among the Group's five highest earning employees in 2004.

Remuneration bands	**2004 Number**	**2003 Number**
US$381,001 – US$445,000	1	–
US$445,001 – US$509,000	1	–
US$1,149,001 – US$1,213,000	–	1
TOTAL	2	1

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(C) Share Options

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 31 December 2004 are set out below.

(i) Particulars of the Company's Share Option Scheme

COMPANY	Share options held at 1 January 2004	Share options granted during the year	Share options held at 31 December 2004	Share options exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
EXECUTIVE DIRECTORS									
Manuel V. Pangilinan	-	31,800,000	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	-	31,800,000	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	-	24,500,000	24,500,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
NON-EXECUTIVE DIRECTORS									
His Excellency Albert F. del Rosario	-	2,840,000	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	-	2,840,000	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
INDEPENDENT NON-EXECUTIVE DIRECTORS									
Graham L. Pickles	-	2,840,000	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, GBS, CBE, JP	-	2,840,000	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	-	2,840,000	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
SENIOR EXECUTIVES	-	32,286,000	32,286,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
TOTAL	-	134,586,000	134,586,000						

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant to directors and executives of the Company share options of the Company as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options, from time to time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of HKSE on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotations sheet of HKSE for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. In accordance with paragraph 17.08 of the Listing Rules, the Company is disclosing the value of the options granted under the Scheme. The average fair values of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate to the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of Directors and senior executives and early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

The binomial model, applied for determination of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note Q(iii) of the Principal Accounting Policies section on page 37.

During the year, no share options in respect of the Scheme have been exercised as the options are only exercisable from June 2005 onwards.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(ii) Particulars of Indofood's Share Option Scheme

INDOFOOD	Share options held at 1 January 2004	Share options granted during the year	Share options exercised during the year	Share options canceled during the year	Share options held at 31 December 2004	Share options exercise price (Rupiah)	Market price at date of grant (Rupiah)	Market price at date of exercise (Rupiah)	Grant date	Exercisable from	Exercisable until
QUALIFIED EMPLOYEES	-	228,900	(1,839)	(227,061)	-	412,500	400,000	337,500 to 412,500	7 January 2004	January 2004	May 2004

On 16 May 2001, Indofood established an Employee Stock Ownership Program (ESOP), which is to be implemented in three phases ending on 15 May 2004, for appreciation purposes. Under this program, certain persons who have been employees, including senior executives and employees cooperatives, of Indofood for a minimum of one year are entitled to receive non-transferable options to purchase Indofood's common shares with a par value of Rupiah 100 each, exercisable in the relevant period up to 15 May 2004. The program has authorized the granting of up to 915,600 options to purchase 500 common shares each, representing in aggregate 457,800,000 common shares or five per cent of the issued and outstanding share capital of Indofood at 16 May 2001, at an exercise price of Rupiah 825 per share. The exercise price was determined as the average closing price of the Indofood's shares during 25 consecutive trading days prior to 16 May 2001. The options were granted to three groups of employees, namely Group A (Executive Management) with a maximum portion of 48 per cent, Group B (Other Executive Management and staff) with a maximum portion of 50 per cent, and Group C (Employees' Cooperatives) with a maximum portion of two per cent, in each phase. The offer of the grant of options may be accepted by a participant within three days after the qualified employees received the notification. The options are exercisable when they are granted within the relevant ESOP phases. If the consideration is based on loans from Indofood, they must be paid or repaid within three years.

On 15 May 2002, 457,800 options under Phase I of Indofood's ESOP were granted and all of these have been exercised. The market value of Indofood shares at the date of options granted was Rupiah 1,000 per share.

In February 2003, 228,900 options under Phase II of Indofood's ESOP were granted and became rights of the qualified employees. The market value of Indofood shares at the date of options granted was Rupiah 575 per share. During 2003, 58,369,500 shares were issued through the exercise of 116,739 options granted under Phase II of Indofood's ESOP. The remaining 112,161 options were canceled on 15 May 2003 when they expired.

In January 2004, 228,900 options under Phase III (the final phase) of Indofood's ESOP were granted to the qualified employee and a total of 114,450,000 new shares of Indofood are available for subscription by the qualified employees at the exercise price of Rupiah 825 per share. During the year, 919,500 shares were issued through the exercise of 1,839 options granted under Phase III of Indofood's ESOP. The remaining 227,061 options were canceled on 15 May 2004 when they expired.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(iii) Particulars of Metro Pacific's Share Option Scheme

METRO PACIFIC	Options held at 1 January 2004	Options canceled during the year	Options held at 31 December 2004	Option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
SENIOR EXECUTIVES	9,808,471	(791,212)	9,017,259	1.91	2.37	16 April 1995 to 1 August 1995	April 1996 to August 1996	April 2005 to August 2005
	674,236	(674,236)	-	4.38	5.19	16 April 1996	April 1997	April 2006
	10,018,750	(9,703,066)	315,684	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	20,501,457	(11,168,514)	9,332,943					

On 15 May 1990, Metro Pacific approved a share option scheme under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options, from time to time. At 31 December 2004, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 9,332,943, which represents approximately 0.05 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific subject to the scheme at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange for the twenty trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option scheme.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

32. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows.

(A) Larouge B.V. (Larouge), a wholly-owned subsidiary of the Company, extended a US$90.0 million loan to Metro Pacific in April 2001. The principal amount of the loan was repaid on 17 April 2003. As of 31 December 2003, the outstanding unsecured interest payable from Metro Pacific to Larouge amounted to Pesos 721 million (US$12.8 million).

On 18 December 2003, First Pacific International Limited (FPIL), a wholly-owned subsidiary of the Company, extended a HK$10.0 million (US$1.3 million) loan to Metro Pacific in order to provide Metro Pacific with the cash resources required to meet general working capital requirements. The loan was unsecured, subject to an interest rate of 9.0 per cent per annum and repayable no later than 31 December 2005.

On 21 October 2004, Larouge and FPIL assigned receivables from Metro Pacific totaling Pesos 793.4 million (US$14.1 million) to Mcrae Investment Limited, another wholly-owned subsidiary of the Company. The amount assigned becomes interest-free and securities were created over certain assets of Metro Pacific with a value approximate to the outstanding amount.

(B) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe not more than Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares planned to be issued by Metro Pacific before 30 June 2005. MPRI's funding for subscription of such shares came from the proceeds of approximately Pesos 450 million (US$8.0 million) realized from First Pacific's sale of 5.1 per cent aggregate shareholding in Metro Pacific in September and October 2004. The issue of the said preferred shares was made to recapitalize Metro Pacific and designed to rebuild the financial resources required for the future growth of Metro Pacific.

(C) ALBV, a wholly-owned subsidiary of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of five years from 23 February 1999, subject to renewal upon mutual agreement between the parties. During 2004, the agreement was renewed for a period of four years from 23 February 2004 with the same terms as the previously expired agreement. The agreement provides for quarterly payments of technical service fees equivalent to one per cent of the net revenues of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

Total fees under these arrangements amounted to Pesos 507 million (US$9.0 million) for the year ended 31 December 2004 (2003: Pesos 429 million or US$7.9 million). At 31 December 2004, ALBV had outstanding receivables under these arrangements amounting to Pesos 267 million (US$4.8 million) (31 December 2003: Pesos 228 million or US$4.1 million).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

(D) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions

For the year ended 31 December *US$ millions*	**2004**	**2003**
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	52.6	42.9
– to affiliated companies	23.7	4.6
Purchases of raw materials		
– from associated companies	15.8	13.3
– from affiliated companies	9.8	1.8
Management and technical services fee income and royalty income		
– from associated companies	0.2	0.3
– from affiliated companies	2.1	1.7
Rental expenses		
– to affiliated companies	3.1	1.7

Approximately four per cent (2003: two per cent) of Indofood's sales and two per cent (2003: one per cent) of its purchases were transacted with these related parties.

Nature of balances

At 31 December *US$ millions*	**2004**	**2003**
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	6.8	7.9
– from affiliated companies	4.6	2.6
Accounts receivable – non-trade		
– from associated companies	3.8	2.0
– from affiliated companies	4.3	8.1
Long-term receivables		
– from associated companies	4.7	6.0
– from affiliated companies	–	1.5
Accounts payable – trade		
– to associated companies	2.5	1.3
– to affiliated companies	1.2	1.7

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

33. SUBSEQUENT EVENTS

(A) On 18 January 2005, the Company issued US$199.0 million five-year Zero Coupon Exchangeable Notes (the Notes) through its wholly-owned subsidiary, First Pacific Finance Limited (FPF). The Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company.

The Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Notes at 131.97 per cent of their principal amount on 18 January 2010. Noteholders have the option to put the Notes to FPF at 118.11 per cent of par value on the third anniversary of the Notes.

The Notes carry an initial conversion premium of 21 per cent, which translates into a conversion price of US$29.33 per PLDT share. Assuming full exchange of the Notes, the Notes will be exchangeable into 6,784,091 PLDT shares (subject to adjustment), representing approximately 4.0 per cent of the total common shares issued by PLDT, and reducing the Group's economic interest in PLDT from approximately 24.2 per cent to 20.2 per cent and reducing the Group's voting interest in PLDT from 31.3 per cent to 27.3 per cent.

The net proceeds of approximately US$194 million will be used by the Company for general corporate purposes including acquisitions in line with the Company's principal strategic objectives, repayment of debt and working capital.

(B) On 24 February 2005, Indofood and Nestle S.A. (Nestle) of Switzerland announced the signing of a joint venture agreement to engage in the business of manufacturing, selling, marketing and distributing culinary products in Indonesia and eventually for export. The new joint venture company, which will be equally owned by Indofood and Nestle, will be named "PT Nestle Indofood Citarasa Indonesia". The new joint venture company is expected to commence operations by 1 April 2005.

34. COMPARATIVE FIGURES

Amounts have been reclassified and comparatives have been restated, as appropriate, in accounting for plantations (Note 26). Such reclassifications and restatements have the effects of increasing the shareholders' equity at 31 December 2003 to US$51.1 million from US$10.7 million and reducing the profit attributable to ordinary shareholders for the year ended 31 December 2003 from US$81.5 million to US$74.1 million.

35. APPROVAL OF FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 14 March 2005.

SUMMARY OF PRINCIPAL INVESTMENTS

At 31 December 2004

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT) – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector: Telecommunications
Place of incorporation/business area: Philippines
Issued number of shares: 170.2 million
Economic interest/voting interest: 24.2 per cent/31.3 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils and Fats are the principal businesses of Indofood. It also has interests in Food Seasonings, Snack Foods, Baby Foods, Distribution and Packaging businesses.

Sector: Consumer Food Products
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation

Metro Pacific is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector: Property and Transportation
Place of incorporation/business area: Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

C UNAUDITED FINANCIAL INFORMATION (reproduced from the Company's interim report for the six months ended 30 June 2005)

Set out below is the unaudited condensed consolidated profit and loss statement, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and notes to the financial statements reproduced from the unaudited condensed consolidated financial statements published in the Company's interim report for the six months ended 30 June 2005.

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT

		(Unaudited)	
For the six months ended 30 June		**2005**	**2004**
US$ millions	*Notes*		*(Restated)*[(i)]
TURNOVER	2	942.5	1,002.0
Cost of sales		(702.7)	(756.7)
GROSS PROFIT		239.8	245.3
Distribution costs		(81.7)	(90.2)
Administrative expenses		(57.3)	(64.4)
Other operating expenses, net		(6.3)	(35.4)
Net borrowing costs	3	(59.2)	(55.4)
Share of profits less losses of associated companies		71.1	49.9
PROFIT BEFORE TAXATION	4	106.4	49.8
Taxation	5	(20.4)	(10.6)
PROFIT FROM CONTINUING OPERATIONS		86.0	39.2
Profit from a discontinued operation	6	–	18.8
PROFIT FOR THE PERIOD		86.0	58.0
ATTRIBUTABLE TO:			
Equity holders of the parent	7	60.8	51.5
Minority interest		25.2	6.5
		86.0	58.0
PER SHARE DATA (U.S. CENTS)	8		
Basic earnings			
– Continuing operations		1.91	1.03
– A discontinued operation		N/A	0.59
– Total		1.91	1.62
Diluted earnings			
– Continuing operations		1.74	N/A
– A discontinued operation		N/A	N/A
– Total		1.74	N/A
Dividend	9	0.13	–

N/A: Not applicable

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

CONDENSED CONSOLIDATED BALANCE SHEET

US$ millions	Notes	(Unaudited) At 30 June 2005	At 31 December 2004 (Restated)[i]
NON-CURRENT ASSETS			
Property and equipment	11	626.8	647.4
Plantations		164.3	147.4
Associated companies	12	296.4	168.9
Long-term receivables and prepayments		136.7	251.6
Goodwill		40.0	36.5
Prepaid land premiums		40.7	41.0
Available-for-sale assets		4.4	11.5
Deferred tax assets		6.0	5.8
Restricted cash	16(d)	4.7	4.7
		1,320.0	1,314.8
CURRENT ASSETS			
Cash and cash equivalents		257.7	186.6
Restricted cash	16(d)	–	4.5
Available-for-sale assets		42.6	21.4
Accounts receivable, other receivables and prepayments	13	286.9	360.0
Inventories		291.5	281.4
		878.7	853.9
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	14	278.3	282.4
Short-term borrowings		243.6	288.9
Provision for taxation		16.2	26.2
		538.1	597.5
NET CURRENT ASSETS		340.6	256.4
TOTAL ASSETS LESS CURRENT LIABILITIES		1,660.6	1,571.2

CONDENSED CONSOLIDATED BALANCE SHEET *(Cont'd)*

US$ millions	*Notes*	(Unaudited) At 30 June 2005	At 31 December 2004 *(Restated)*[i]
EQUITY			
Issued share capital		31.9	31.9
Other reserves		899.8	902.8
Accumulated losses		(614.4)	(707.3)
Equity attributable to equity holders of the parent		317.3	227.4
Minority interest		343.0	363.7
TOTAL EQUITY		660.3	591.1
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings		762.7	761.2
Deferred liabilities and provisions	15	96.7	107.1
Deferred tax liabilities		116.6	111.8
Derivative liability		24.3	–
		1,000.3	980.1
		1,660.6	1,571.2

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

US$ *millions*	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized losses on cash flow hedges	Exchange reserve	Accumulated losses	Equity attributable to equity holders of the parent	Minority interest	(Unaudited) Total equity
Balance at 1 January 2004, as previously reported	31.9	958.2	-	-	-	(3.4)	(935.6)	51.1	376.7	427.8
Prior year adjustments	-	-	-	-	-	-	(61.0)	(61.0)	(1.1)	(62.1)
As restated[i]	31.9	958.2	-	-	-	(3.4)	(996.6)	(9.9)	375.6	365.7
Changes in equity for 2004:										
Exchange differences on translating foreign operations	-	-	-	-	-	(29.0)	-	(29.0)	(35.8)	(64.8)
Disposal of an associated company	-	-	-	-	-	(33.7)	163.4	129.7	-	129.7
Dilution of interest in a subsidiary company	-	-	-	-	-	-	0.1	0.1	-	0.1
Amortization of cost of share options	-	-	0.6	-	-	-	-	0.6	-	0.6
Change in attributable interests	-	-	-	-	-	-	-	-	(1.2)	(1.2)
Net income recognized directly in equity	-	-	0.6	-	-	(62.7)	163.5	101.4	(37.0)	64.4
Net profit for the period, as restated	-	-	-	-	-	-	51.5	51.5	6.5	58.0
Total recognized income and expense for the period	-	-	0.6	-	-	(62.7)	215.0	152.9	(30.5)	122.4
Dividend	-	-	-	-	-	-	-	-	(23.8)	(23.8)
BALANCE AT 30 JUNE 2004 (RESTATED)[i]	31.9	958.2	0.6	-	-	(66.1)	(781.6)	143.0	321.3	464.3

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Cont'd)*

US$ millions	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized losses on cash flow hedges	Exchange reserve	Accumulated losses	Equity attributable to equity holders of the parent	Minority interest	(Unaudited) Total equity
Balance at 31 December 2004, as previously reported	31.9	958.2	-	-	-	(59.8)	(635.7)	294.6	365.1	659.7
Prior year adjustments	-	-	4.4	-	-	-	(71.6)	(67.2)	(1.4)	(68.6)
As restated - *Note 1*	31.9	958.2	4.4	-	-	(59.8)	(707.3)	227.4	363.7	591.1
Adjustments for adoption of HKAS39[(i)]	-	-	-	1.7	-	-	32.1	33.8	-	33.8
Balance at 1 January 2005, as restated	31.9	958.2	4.4	1.7	-	(59.8)	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:										
Exchange differences on translating foreign operations	-	-	-	-	-	(6.8)	-	(6.8)	(14.9)	(21.7)
Dilution of interest in an associated company	-	-	-	-	-	0.2	-	0.2	-	0.2
Amortization of cost of share options	-	-	3.4	-	-	-	-	3.4	-	3.4
Unrealized gains on available-for-sale assets	-	-	-	0.7	-	-	-	0.7	-	0.7
Unrealized losses on cash flow hedges	-	-	-	-	(2.2)	-	-	(2.2)	-	(2.2)
Change in attributable interests	-	-	-	-	-	-	-	-	(1.6)	(1.6)
Net loss recognized directly in equity	-	-	3.4	0.7	(2.2)	(6.6)	-	(4.7)	(16.5)	(21.2)
Net profit for the period	-	-	-	-	-	-	60.8	60.8	25.2	86.0
Total recognized income and expense for the period	-	-	3.4	0.7	(2.2)	(6.6)	60.8	56.1	8.7	64.8
Dividend	-	-	-	-	-	-	-	-	(29.4)	(29.4)
BALANCE AT 30 JUNE 2005	31.9	958.2	7.8	2.4	(2.2)	(66.4)	(614.4)	317.3	343.0	660.3

(i) Refer to Note 1.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June		(Unaudited)	
US$ millions	*Notes*	**2005**	**2004** *(Restated)*[(i)]
PROFIT BEFORE TAXATION		106.4	49.8
Adjustments for:			
Interest expenses		64.6	62.4
Depreciation		32.7	28.0
Foreign exchange and derivative losses, net		24.3	31.6
Decrease in long-term receivables and prepayments		1.3	11.8
Amortization of goodwill		–	0.5
Gains on sale of property and equipment		–	(1.0)
Payments in respect of deferred liabilities and provisions		–	(14.0)
Share of profits less losses of associated companies		(71.1)	(49.9)
(Gain)/loss on changes in fair value of plantations		(8.5)	14.0
Interest income		(5.4)	(7.0)
Gain on dilution of interest in an associated company		(3.0)	–
Others		8.4	9.9
Operating profit before working capital changes		149.7	136.1
Decrease in working capital[(ii)]		23.0	62.4
Net cash generated from operations		172.7	198.5
Interest received		4.8	9.7
Interest paid		(53.8)	(60.1)
Tax paid		(37.5)	(23.1)
NET CASH INFLOW FROM OPERATING ACTIVITIES		86.2	125.0

CONDENSED CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

For the six months ended 30 June *US$ millions*	*Notes*	**(Unaudited)** **2005**	 **2004** *(Restated)*[(i)]
Proceeds from termination of derivative transactions		96.3	–
Dividend received from an associated company		10.0	–
Sale of businesses, property and equipment and others		2.2	52.5
Acquisitions of subsidiary companies	*16(a)*	1.0	–
Increased investment in an associated company	*16(b)*	(28.2)	–
Purchases of property and equipment and others		(23.6)	(82.9)
Acquisitions of available-for-sale assets		(22.5)	–
Acquisition of an associated company	*16(c)*	(15.0)	–
Loans (to)/repaid by associated companies		(0.2)	0.5
Continuing operations		20.0	(29.9)
A discontinued operation		–	15.0
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		20.0	(14.9)
Net borrowings repaid		(8.8)	(66.0)
Shares issued to minority interest by a subsidiary company		–	0.1
Dividends paid to minority interest by a subsidiary company		(21.7)	(11.4)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(30.5)	(77.3)
NET INCREASE IN CASH AND CASH EQUIVALENTS		75.7	32.8
Cash and cash equivalents at 1 January		186.6	233.3
Exchange translation		(4.6)	(18.3)
CASH AND CASH EQUIVALENTS AT 30 JUNE		257.7	247.8
REPRESENTING			
Cash and cash equivalents		257.7	247.8

(i) *Refer to Note 1.*

(ii) *Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2004 audited Financial Statements, except as described below.

Significant changes to the Hong Kong Generally Accepted Accounting Principles (HK GAAP) have been implemented during 2005 as a consequence of the introduction of a number of new and revised HKASs and HKFRSs (herein collectively referred to as the new HKFRSs) by the HKICPA, which are effective for accounting periods commencing on, or after, 1 January 2005. The new HKFRSs, which replaced the previous Statements of Standard Accounting Practice, were issued by the HKICPA to align with the equivalent International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs). The principal changes to HK GAAP and the HKFRSs which affect the Group's condensed consolidated financial statements are summarized as follows:

HKAS 1	"Presentation of Financial Statements"
HKAS 2	"Inventories"
HKAS 7	"Cash Flow Statements"
HKAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors"
HKAS 10	"Events after the Balance Sheet Date"
HKAS 11	"Construction Contracts"
HKAS 12	"Income Taxes"
HKAS 14	"Segment Reporting"
HKAS 16	"Property, Plant and Equipment"
HKAS 17	"Leases"
HKAS 18	"Revenue"
HKAS 19	"Employee Benefits"
HKAS 20	"Accounting for Government Grants and Disclosure of Government Assistance"
HKAS 21	"The Effects of Changes in Foreign Exchange Rates"
HKAS 23	"Borrowing Costs"
HKAS 24	"Related Party Disclosures"
HKAS 27	"Consolidated and Separate Financial Statements"
HKAS 28	"Investments in Associates"
HKAS 29	"Financial Reporting in Hyperinflationary Economies"
HKAS 31	"Interests in Joint Ventures"
HKAS 32	"Financial Instruments: Disclosure and Presentation"
HKAS 33	"Earnings per Share"
HKAS 36	"Impairment of Assets"
HKAS 37	"Provisions, Contingent Liabilities and Contingent Assets"
HKAS 38	"Intangible Assets"
HKAS 39	"Financial Instruments: Recognition and Measurement"
HKAS 40	"Investment Property"
HKAS 41	"Agriculture"
HKFRS 2	"Share-based Payment"
HKFRS 3	"Business Combinations"
HKFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 27, 28, 29, 31, 36, 37, 38, 40 and 41 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statements. The impact of adopting the other HKFRSs is summarized as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying assets and liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated profit and loss statement; requires the presentation of share of results of associated companies on an after-tax basis in the consolidated profit and loss statement and specifies the disclosures about the key sources of estimates, uncertainties and the judgements management has made in the process of applying the entity's accounting policies. The standard also requires changes in the presentation of minority interest in the consolidated profit and loss statement, balance sheet and statement of changes in equity. The adoption of HKAS 1 has resulted in changes in the presentation of the Group's consolidated profit and loss statement, balance sheet and statement of changes in equity, but has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 16 "Property, Plant and Equipment" provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. The standard also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration — the obligation for which the Group incurs as a consequence of installing the item, or of using the item during a particular period for purposes other than to produce inventories during that period. The adoption of HKAS 16 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$0.3 million and reduced the equity attributable to equity holders of the parent at 31 December 2004 by US$2.1 million.

- HKAS 17 "Leases" prescribes the classification of interest in leasehold land as an operating lease if the title of the land is not passed to the Group by the end of the lease term. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortized on the straight-line basis over the lease term. The adoption of HKAS 17 has resulted in a reclassification of leasehold land from Property and equipment and Long-term receivables and prepayments of US$23.3 million and US$17.7 million, respectively, to Prepaid land premiums in the Group's consolidated balance sheet at 31 December 2004. However, the adoption has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 32 "Financial Instruments: Disclosure and Presentation" covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. HKAS 32 requires retrospective application. The adoption of HKAS 32 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$2.3 million and reducing the equity attributable to equity holders of the parent at 31 December 2004 by US$65.1 million.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

- HKAS 33 "Earnings per Share" prescribes principles for the determination and presentation of earnings per share. It requires separate disclosure of basic and diluted earnings per share from continuing operations on the face of the consolidated profit and loss statement. The adoption of HKAS 33 has resulted in changes in the presentation of the Group's earnings per share on the face of the consolidated profit and loss statement.

- HKAS 39 "Financial Instruments: Recognition and Measurement" establishes the accounting and reporting standards for recognizing and measuring a company's financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Investments in unquoted equity securities are measured at cost less impairment provisions. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are measured at fair value.

  HKAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through profit and loss. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through profit and loss, or recognized in equity until the hedged item is recognized in profit and loss.

  The adoption of HKAS 39 has resulted in a change of the Group's accounting policy on the measurement of its various financial assets and liabilities from historical cost to either fair value or amortized cost based on the effective interest rate method. HKAS 39 generally does not permit a company to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. As a result, the Group remeasured its various financial assets and liabilities at 1 January 2005. The differences which arose from the remeasurement were adjusted to the Group's balance of accumulated losses at 1 January 2005 as required under the transitional provisions of the standard. The adjustments have effectively reduced the equity attributable to equity holders of the parent at 1 January 2005 by US$32.1 million.

- HKFRS 2 "Share-based Payment" requires an entity to recognize expenses in a share-based payment transaction when it obtains the goods or as the services are rendered. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled transaction, or shall recognize liability if the goods or services were acquired in a cash-settled transaction. Pursuant to the transitional provisions of HKFRS 2, expenses relating to share options granted after 7 November 2002 and not yet fully vested on 1 January 2005 should be accounted for on a retrospective basis. The adoption of HKFRS 2 has effectively reduced the profit attributable to equity holders of the parent for the period ended 30 June 2004 by US$0.6 million, but has no effect on the equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 3 "Business Combinations" requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

HKFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited. Instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Goodwill that had been previously eliminated against reserves as a matter of accounting treatment will not be reinstated in the profit and loss statement upon disposal or impairment of the asset. The adoption of HKFRS 3 has resulted in the Group conducting an impairment review of its goodwill balance at least on an annual basis instead of amortizing its goodwill balance starting from 1 January 2005 and has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 5 "Non-current Assets Held-for-Sale and Discontinued Operations" requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or the entity has disposed of the operation. The adoption of HKFRS 5 has resulted in changes in the presentation of the Group's consolidated profit and loss statement and has had no effect on both the profit attributable to equity holders of the parent for the period ended 30 June 2004 and equity attributable to equity holders of the parent at 31 December 2004.

The impacts of the adoption of HKFRSs on the figures reported by the Group for the prior year are summarized as follows:

US$ millions	As previously reported For the six months ended 30 June 2004	HKAS1	HKAS16	Restatement HKAS32	HKFRS2	HKFRS5	As restated For the six months ended 30 June 2004
PROFIT AND LOSS STATEMENT							
Profit before taxation	88.6	(15.5)	(0.5)	(3.4)	(0.6)	(18.8)	49.8
Profit attributable to equity holders of the parent	54.7	-	(0.3)	(2.3)	(0.6)	-	51.5

US$ millions	As previously reported At 31 December 2004	Restatement HKAS16	HKAS32	As restated At 31 December 2004
BALANCE SHEET				
Total assets	2,228.3	5.5	(65.1)	2,168.7
Total liabilities	1,568.6	9.0	–	1,577.6
Equity attributable to equity holders of the parent	294.6	(2.1)	(65.1)	227.4
Minority interest	365.1	(1.4)	–	363.7
Total equity	659.7	(3.5)	(65.1)	591.1

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

US$ millions	As previously reported At 1 January 2004	Restatement HKAS16	Restatement HKAS32	As restated At 1 January 2004
BALANCE SHEET				
Total assets	2,213.5	7.2	(59.5)	2,161.2
Total liabilities	1,785.7	9.8	-	1,795.5
Equity attributable to equity holders of the parent	51.1	(1.5)	(59.5)	(9.9)
Minority interest	376.7	(1.1)	-	375.6
Total equity	427.8	(2.6)	(59.5)	365.7

The adoption of HKFRSs has had no significant impact on figures reported in prior years' cash flow statements.

The following tables summarize the impact on the Group's profit for the period, income or expenses recognized directly in equity and capital transactions with equity holders for the periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs. The impact for 30 June 2005 is estimated to the extent that is practicable. As no retrospective adjustments have been made for the adoption of HKAS 39 and HKFRS 3, the amounts shown for the period ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

(a) Effect of new accounting policies on profit for the period

For the six months ended 30 June 2005 *US$ millions*	HKAS16	HKAS32	HKAS39	HKFRS2	HKFRS3	Total	Effect on earnings per share *(U.S. cents)* Basic	Effect on earnings per share *(U.S. cents)* Diluted
EFFECT ON PROFIT ATTRIBUTABLE TO:								
Equity holders of the parent	(2.8)	(0.8)	2.4	(3.4)	3.9	(0.7)	(0.02)	(0.02)
Minority interest	(0.2)	-	9.6	-	0.5	9.9		
TOTAL	(3.0)	(0.8)	12.0	(3.4)	4.4	9.2		

For the six months ended 30 June 2004 *US$ millions*	HKAS16	HKAS32	HKFRS2	Total	Effect on earnings per share *(U.S. cents)* Basic	Effect on earnings per share *(U.S. cents)* Diluted
EFFECT ON PROFIT ATTRIBUTABLE TO:						
Equity holders of the parent	(0.3)	(2.3)	(0.6)	(3.2)	(0.10)	N/A
Minority interest	(0.1)	-	-	(0.1)		
TOTAL	(0.4)	(2.3)	(0.6)	(3.3)		

N/A: Not applicable

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

(b) Effect of new accounting policies on income or expenses recognized directly in equity and capital transactions with equity holders

For the six months ended 30 June 2005 *US$ millions*	HKAS39	HKFRS2	Total
EFFECT ON EQUITY ATTRIBUTABLE TO:			
Equity holders of the parent	(1.5)	3.4	1.9
Minority interest	–	–	–
TOTAL	(1.5)	3.4	1.9

For the six months ended 30 June 2004 *US$ millions*	HKFRS2	Total
EFFECT ON EQUITY ATTRIBUTABLE TO:		
Equity holders of the parent	0.6	0.6
Minority interest	–	–
TOTAL	0.6	0.6

2. TURNOVER AND SEGMENTAL INFORMATION

For the six months ended 30 June *US$ millions*	2005	2004
TURNOVER		
Sale of goods and properties	919.5	984.8
Rendering of services	23.0	17.2
TOTAL	942.5	1,002.0

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activity – 2005

For the six months ended 30 June 2005 *US$ millions*	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	Total
PROFIT AND LOSS					
Segment revenue – turnover	–	911.6	30.9	–	942.5
Segment results	–	100.1	21.9	(27.5)	94.5
Net borrowing costs					(59.2)
Share of profits less losses of associated companies	71.0	–	0.1	–	71.1
Profit before taxation					106.4
Taxation					(20.4)
Profit for the period					86.0
OTHER INFORMATION					
Capital expenditure	–	21.3	2.3	–	23.6
Depreciation	–	31.1	1.6	–	32.7
Other non-cash expenses	–	1.1	0.5	–	1.6

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

By principal geographical market – 2005

For the six months ended 30 June 2005 *US$ millions*	The Philippines	Indonesia	Total
Segment revenue – turnover	30.9	911.6	942.5
Capital expenditure	2.3	21.3	23.6

By principal business activity – 2004

For the six months ended 30 June 2004 (Restated) *US$ millions*	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	Total
PROFIT AND LOSS					
Segment revenue – turnover	–	973.4	28.6	–	1,002.0
Segment results		61.4	(1.9)	(4.2)	55.3
Net borrowing costs					(55.4)
Share of profits less losses of associated companies	50.2	(0.2)	(0.1)	–	49.9
Profit before taxation					49.8
Taxation					(10.6)
Profit from continuing operations					39.2
Profit from a discontinued operation *(Note 6)*					18.8
Profit for the period					58.0
OTHER INFORMATION					
Capital expenditure	–	75.4	2.6	–	78.0
Depreciation and amortization	–	26.3	2.2	–	28.5
Other non-cash expenses	–	16.8	9.2	–	26.0

By principal geographical market – 2004

For the six months ended 30 June 2004 *US$ millions*	The Philippines	Indonesia	Total
Segment revenue – turnover	28.6	973.4	1,002.0
Capital expenditure	2.6	75.4	78.0

3. **NET BORROWING COSTS**

For the six months ended 30 June *US$ millions*	2005	2004
Loan capital wholly repayable within five years	–	0.3
Bank loans and other loans		
– wholly repayable within five years	64.0	60.3
– not wholly repayable within five years	0.6	1.8
TOTAL BORROWING COSTS	64.6	62.4
Less interest income	(5.4)	(7.0)
NET BORROWING COSTS	59.2	55.4

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

4. PROFIT BEFORE TAXATION

For the six months ended 30 June *US$ millions*	**2005**	**2004** *(Restated)*
PROFIT BEFORE TAXATION IS STATED AFTER (CHARGING)/CREDITING:		
Cost of inventories sold	(552.7)	(595.4)
Depreciation *(Note 11)*	(32.7)	(28.0)
Net foreign exchange and derivative losses *(Note 7)*	(24.3)	(31.6)
Cost of services rendered	(21.2)	(16.3)
Doubtful debt provisions	(1.6)	(2.8)
Realized losses on sale of available-for-sale assets	–	(3.3)
Unrealized losses on available-for-sale assets	–	(2.9)
Amortization of goodwill (included in Other operating expenses, net)	–	(0.5)
Gain on sale of property and equipment	–	1.0
Gain/(loss) on changes in fair value of plantations	8.5	(14.0)
Gain on dilution of interest in an associated company	3.0	–
Dividend income from available-for-sale assets	1.3	–

5. TAXATION

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June *US$ millions*	**2005**	**2004** *(Restated)*
SUBSIDIARY COMPANIES – OVERSEAS		
Current taxation	15.5	21.1
Deferred taxation	4.9	(10.5)
TOTAL	20.4	10.6

Included within share of profits less losses of associated companies is taxation of US$24.2 million (2004: US$15.5 million) and is analyzed as follows.

For the six months ended 30 June *US$ millions*	**2005**	**2004** *(Restated)*
ASSOCIATED COMPANIES – OVERSEAS		
Current taxation	21.1	18.3
Deferred taxation	3.1	(2.8)
TOTAL	24.2	15.5

6. PROFIT FROM A DISCONTINUED OPERATION

2004's profit from a discontinued operation represents a US$17.1 million gain on disposal of the Group's entire 49 per cent interest in Escotel (a company operating in India) and US$1.7 million share of Escotel's profit prior to its disposal.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

7. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Profit attributable to equity holders of the parent includes US$7.7 million (2004: US$13.6 million) net foreign exchange and derivative losses that arose primarily on the translation of the unhedged foreign currency denominated borrowings and changes in the fair values of derivatives, and US$14.6 million (2004: US$15.4 million) of net non-recurring gains.

Analysis of foreign exchange and derivative losses

For the six months ended 30 June *US$ millions*	**2005**	**2004**
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies	(24.3)	(31.6)
– Associated companies	11.4	(3.1)
Subtotal	(12.9)	(34.7)
Attributable to taxation and minority interest	5.2	21.1
TOTAL	(7.7)	(13.6)

The net non-recurring gains for 2005 mainly comprise goodwill compensation received by Indofood in connection to the establishment of a joint venture entity of US$5.0 million, gain on dilution of the Group's interest in PLDT of US$3.0 million, Metro Pacific's agreed one-time adjustments made to amounts owed to Pacific Plaza Towers contractor and others. 2004's non-recurring gains include gain on disposal of 49 per cent interest in Escotel of US$17.1 million.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the period of US$60.8 million (2004 restated: US$51.5 million), and the weighted average of 3,186.0 million (2004: 3,186.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share for the period ended 30 June 2005 is based on: (i) a profit equal to the profit attributable to equity holders of the parent for the period of US$60.8 million adjusted by the US$4.5 million reduction in share of profits of associated companies assuming the conversion of dilutive convertible preference shares and share options issued by an associated company, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.0 million ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average of 40.4 million ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The diluted earnings per share amount for the six months ended 30 June 2004 has not been disclosed as no diluting events existed during that period.

9. ORDINARY SHARE DIVIDEND

At a meeting held on 31 August 2005, the Directors declared an interim cash dividend of U.S. 0.13 cent (2004: Nil) per ordinary share totaling US$4.1 million (2004: Nil).

10. SUBSIDIARY COMPANIES

(a) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 99 and 100.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

(b) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 2). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 742 million (US$13.2 million) as of 30 June 2005 from Pesos 11.7 billion (US$208.5 million) as of 31 December 2001 when the debt reduction program was commenced. Metro Pacific anticipates it will further reduce its parent company's debts to less than Pesos 300 million (US$5.3 million) by the end of 2005.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

11. PROPERTY AND EQUIPMENT

The movements in property and equipment are set out below.

US$ millions	**2005**	**2004** *(Restated)*
At 1 January	647.4	671.8
Exchange translation	(29.0)	(62.3)
Additions	23.6	78.0
Disposals	(2.0)	(5.0)
Acquisition of subsidiary companies *(Note 16(a))*	2.0	–
Depreciation *(Note 4)*	(32.7)	(28.0)
Reclassification[(i)]	17.5	(51.5)
AT 30 JUNE	626.8	603.0

(i) Reclassified from/(to) Long-term receivables and prepayments.

The additions during the period principally represented Indofood's purchase of machinery and equipment.

12. ASSOCIATED COMPANIES

US$ millions	**At 30 June 2005**	**At 31 December 2004** *(Restated)*
PLDT	252.9	140.7
Metro Pacific's associated companies	24.5	26.8
Level Up	14.9	–
Others	4.1	1.4
TOTAL	296.4	168.9

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

13. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$172.2 million (31 December 2004: US$170.3 million), with an aged profile as below.

US$ millions	At 30 June 2005	At 31 December 2004
0 to 30 days	121.9	145.5
31 to 60 days	26.0	6.0
61 to 90 days	6.5	12.2
Over 90 days	17.8	6.6
TOTAL	172.2	170.3

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years. The current portion of which is included above.

14. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$145.3 million (31 December 2004: US$145.1 million), with an aged profile as below.

US$ millions	At 30 June 2005	At 31 December 2004
0 to 30 days	131.7	121.2
31 to 60 days	6.6	7.4
61 to 90 days	1.5	5.6
Over 90 days	5.5	10.9
TOTAL	145.3	145.1

15. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	Pension	Deferred income	Long-term payables	Others	2005 Total	2004 (Restated) Total
At 1 January, as restated	40.9	28.3	39.6	16.3	125.1	129.6
Exchange translation	(1.8)	–	(0.2)	–	(2.0)	(5.1)
Additions	6.4	0.1	5.2	3.3	15.0	3.1
Payment and utilization	(9.1)	(2.3)	(2.3)	–	(13.7)	(18.2)
Reclassification *(i)*	–	–	(19.8)	8.7	(11.1)	–
Subtotal	36.4	26.1	22.5	28.3	113.3	109.4
Less current portion included in accounts payable, other payables and accruals	–	(1.3)	(7.0)	(8.3)	(16.6)	(20.8)
AT 30 JUNE	36.4	24.8	15.5	20.0	96.7	88.6

(i) *Reclassified to Loan capital and long-term borrowings and from Accounts payable, other payables and accruals.*

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 19(c)) and the unrealized gross profit arising on property sales.

Long-term payables relate to Metro Pacific's liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to installation of property and equipment.

Others mainly relates to provisions for warranty claims.

16. NOTES TO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisitions of subsidiary companies

US$ millions	Indofood's acquisitions of Silveron Investments Limited (SIL) and its subsidiary companies	Others	Total
CONSIDERATION			
Cash and cash equivalents	1.8	0.1	1.9
Accounts receivable, other receivables and prepayments[(i)]	16.7	–	16.7
TOTAL	18.5	0.1	18.6
NET ASSETS			
Property and equipment *(Note 11)*	1.7	0.3	2.0
Plantations	13.7	–	13.7
Long-term receivables and prepayments	1.9	–	1.9
Deferred tax assets	0.6	–	0.6
Cash and cash equivalents	2.6	0.3	2.9
Accounts receivable, other receivables and prepayments	0.5	1.8	2.3
Inventories	0.1	0.8	0.9
Accounts payable, other payables and accruals	(0.8)	(3.1)	(3.9)
Short-term borrowings	(1.1)	–	(1.1)
Loan capital and long-term borrowings	(1.4)	–	(1.4)
Deferred tax liabilities	(3.7)	–	(3.7)
TOTAL NET ASSETS ACQUIRED AT FAIR VALUE	14.1	0.1	14.2
GOODWILL	4.4	–	4.4
NET INFLOW OF CASH AND CASH EQUIVALENTS PER CONDENSED CONSOLIDATED CASH FLOW STATEMENT	0.8	0.2	1.0

(i) Represented deposit paid for the acquisition made by Indofood in December 2004.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

In June 2005, Indofood completed the acquisition of 100 per cent interest in SIL for US$18.5 million. SIL has 100 per cent direct and indirect equity interests in PT Kebun Ganda Prima and PT Citranusa Intisawit, respectively, which are both engaged in the operations of oil palm plantations in Indonesia.

If all of the above acquisitions had taken place on 1 January 2005, the turnover and profit for the period of the Group for the six months ended 30 June 2005 would be US$944.0 million and US$85.7 million, respectively. The subsidiary companies acquired during the period had net cash outflows from operating activities of US$0.4 million and paid US$0.8 million in respect of financing activities during the period.

(b) Increased investment in an associated company

The cash outflow of US$28.2 million relates to the Group's increased interest in PLDT to 24.6 per cent.

(c) Acquisition of an associated company

The cash outflow of US$15.0 million relates to the Group's acquisition of a 25.0 per cent interest in Level Up in March 2005.

(d) Restricted cash

At 30 June 2005, the Group had US$4.7 million (31 December 2004: US$9.2 million) of cash which was restricted as to use. None of the amount (31 December 2004: US$4.5 million) is expected to be released within one year from 30 June 2005 and required to be classified as current assets.

(e) Major non-cash transaction

During the period, Metro Pacific settled approximately Pesos 500 million (US$9.1 million) of borrowings through the transfer of available-for-sale and other assets to its creditors.

17. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Capital expenditure

US$ millions	**At 30 June 2005**	**At 31 December 2004**
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	13.1	19.1
Contracted, but not provided for	1.4	9.1
TOTAL	14.5	28.2

Capital expenditure commitments principally relate to Indofood's purchase of machinery and equipment and Metro Pacific's property development obligations and vessel's related expenditures.

(b) Contingent liabilities

At 30 June 2005, neither the Group nor the Company had any significant contingent liabilities (31 December 2004: Nil).

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

18. SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2005 are set out below:

(a) Particulars of the Company's share option scheme

COMPANY	Share options held at 1 January and 30 June 2005	Share options exercise price *(HK$)*	Market price at date of grant *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
EXECUTIVE DIRECTORS							
Manuel V. Pangilinan	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
NON-EXECUTIVE DIRECTORS							
His Excellency Albert F. del Rosario	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
INDEPENDENT NON-EXECUTIVE DIRECTORS							
Graham L. Pickles	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang *(OBE, Chevallier de L'Ordre des Arts et des Lettres)*	2,840,000	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
SENIOR EXECUTIVES	32,286,000	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
TOTAL	134,586,000						

For details relating to First Pacific's share option scheme, including valuation of options, please refer to pages 67 and 68. No share options have been granted, canceled or exercised during the period.

The aggregate fair value of US$14.6 million for the above options granted are recognized, together with a corresponding increase in equity, over their vesting period for the relevant Directors and senior executives in accordance with the Group's revised accounting policy pursuant to HKFRS 2 "Share-based Payment". Details of the change in the Group's accounting policy in respect of share options granted and the financial impacts are set out in Note 1.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

(b) Particulars of Metro Pacific's share option scheme

METRO PACIFIC	Share options held at 1 January 2005	Share options canceled during the period	Share options held at 30 June 2005	Share options exercise price *(Peso)*	Market price at date of grant *(Peso)*	Grant date	Exercisable from	Exercisable until
SENIOR EXECUTIVES	5,027,259	(5,027,259)	-	1.91	2.37	16 April 1995	April 1996	April 2005
	3,990,000	-	3,990,000	1.91	2.37	1 August 1995	August 1996	August 2005
	315,684	-	315,684	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	9,332,943	(5,027,259)	4,305,684					

For details relating to Metro Pacific's share option scheme effective on 15 May 1990 (Old Scheme), please refer to page 70. No share options have been granted or exercised during the period in respect of the Old Scheme.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific from time to time less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any twelve-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific shares for one or more board lots of such Metro Pacific shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of the Metro Pacific share for one or more board lots of such Metro Pacific shares on the PSE for the 5 business days on which dealings in the Metro Pacific shares are made immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

Up to 31 August 2005, no share options have been granted under the New Scheme.

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

19. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) At 30 June 2005, Mcrae Investment Limited, a wholly-owned subsidiary company of the Company, had an outstanding receivable from Metro Pacific which amounted to Pesos 793 million (US$14.1 million) (31 December 2004: Pesos 793 million or US$14.1 million). The amount is interest-free, secured and not repayable within one year.

(b) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares which were issued in two tranches in January and June 2005. MPRI's funding for such subscription came from the proceeds of approximately Pesos 450 million (US$8.0 million) realized from First Pacific's sale of 5.1 per cent aggregate shareholding in Metro Pacific in September and October 2004.

(c) ALBV, a wholly-owned subsidiary company of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2004: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 278 million (US$5.1 million) for the period ended 30 June 2005 (2004: Pesos 214 million or US$3.8 million). At 30 June 2005, ALBV had outstanding receivable under the technical assistance agreement amounting to Pesos 284 million (US$5.1 million) (31 December 2004: Pesos 267 million or US$4.8 million).

(d) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS *(Cont'd)*

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions *For the six months ended 30 June* *US$ millions*	**2005**	**2004**
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	17.1	25.4
– to affiliated companies	14.7	1.8
Purchases of raw materials		
– from associated companies	12.5	6.6
– rom affiliated companies	3.4	1.8
Management and technical services fee income and royalty income		
– from associated companies	0.2	0.1
– from affiliated companies	1.3	1.1
Rental expenses		
– to affiliated companies	0.7	0.8
Transportation and pump services expenses		
– to affiliated companies	0.4	0.6

Approximately four per cent (2004: three per cent) of Indofood's sales and three per cent (2004: one per cent) of its purchases were transacted with these related parties.

Nature of balances

US$ millions	**At 30 June 2005**	**At 31 December 2004**
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	6.4	6.8
– from affiliated companies	5.8	4.6
Accounts receivable – non-trade		
– from associated companies	7.0	3.8
– from affiliated companies	4.8	4.3
Long-term receivables		
– from associated companies	–	4.7
– from affiliated companies	0.6	0.7
Accounts payable – trade		
– to associated companies	4.6	2.5
– to affiliated companies	1.3	1.2
Accounts payable – non-trade		
– to affiliated companies	0.6	–

20. COMPARATIVE FIGURES

Amounts have been reclassified and comparatives have been restated, as appropriate, for the adoption of a number of new and revised HKFRSs (Note 1). Such reclassifications and restatements have the effects of reducing the equity attributable to equity holders of the parent at 31 December 2004 from US$294.6 million to US$227.4 million and reducing the profit attributable to equity holders of the parent for the six months ended 30 June 2004 from US$54.7 million to US$51.5 million.

SUMMARY OF PRINCIPAL INVESTMENTS

At 30 June 2005

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

PLDT is the leading telecommunications service provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange and on the Archipelago Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector: Telecommunications
Place of incorporation/business area: The Philippines
Issued number of shares: 171.4 million
Economic interest/voting interest: 24.6 per cent/31.6 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT INDOFOOD SUKSES MAKMUR TBK

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Flour (Bogasari), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, Nutrition and Special Foods, and Packaging), Edible Oils and Fats (Cooking Oils and Fats, and Plantations) and Distribution. Indofood is considered as the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector: Consumer Food Products
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

SUMMARY OF PRINCIPAL INVESTMENTS *(Cont'd)*
At 30 June 2005

METRO PACIFIC CORPORATION

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector: Property and Transportation
Place of incorporation/business area: The Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

LEVEL UP! INTERNATIONAL HOLDINGS PTE LTD

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on massively multiplayer online games (MMOG) in emerging markets.

Sector: Online games
Place of incorporation/business area: Singapore/The Philippines, Brazil and India
Issued number of shares: 413,869
Economic interest/voting interest: 25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

A UNAUDITED FINANCIAL INFORMATION (reproduced from the Del Monte's unaudited financial statements for the period ended 30 September 2005)

Set out below are the unaudited consolidated profit and loss accounts, consolidated and company balance sheets, consolidated and company statements of changes in equity and consolidated statement of cash flows which in each case contain the relevant figures for: (i) the three month period ended 30 September 2005 and the corresponding period in 2004; and (ii) the nine month period ended 30 September 2005 and the corresponding period in 2004. In addition, the notes to the financial statements are included. The notes to such financial statements (as set out below) suggest that the financial statements have been prepared in accordance with IFRS and, save as otherwise disclosed in the notes, are consistent with those accounting policies used in the previous relevant financial year. As at the Latest Practicable Date, the Company has insufficient information to assess the accuracy of the financial statements and compliance thereof with IFRS accordingly, the Company takes no responsibility for their contents, other than in respect of their being correctly and fairly reproduced and presented.

For the latest interim period ended 30 September 2005, the accounting standards under HKFRS, in so far as they impact on the Del Monte Group, have converged with IFRS in all material respects.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Amounts in US$'000	For the three months ended 30 Sept 2005	2004	%	For the nine months ended 30 Sept 2005	2004	%
Turnover	50,601	50,657	(0.1)	153,171	133,157	15.0
Cost of sales	(38,679)	(37,985)	1.8	(115,518)	(98,435)	17.4
Gross profit	11,922	12,672	(5.9)	37,653	34,722	8.4
Distribution and selling expenses	(3,189)	(3,602)	(11.5)	(9,474)	(8,354)	13.4
General and administration expenses	(1,449)	(899)	61.2	(3,801)	(2,259)	68.3
Other operating expenses	(3,364)	(2,892)	16.3	(7,994)	(4,543)	76.0
Profit from operations	3,920	5,279	(25.7)	16,384	19,566	(16.3)
Financial income	520	214	143.0	1,807	622	190.5
Financial expense	(1,044)	(680)	53.5	(2,532)	(2,270)	11.5
Profit before taxation	3,396	4,813	(29.4)	15,659	17,918	(12.6)
Taxation	(654)	(272)	140.4	(2,826)	(1,749)	61.6
Profit after taxation	2,742	4,541	(39.6)	12,833	16,169	(20.6)
Minority interest	33	4	n/m	138	4	n/m
Net profit attributable to shareholders	2,775	4,545	(38.9)	12,971	16,173	(19.8)
Notes:						
Depreciation and amortisation	(1,604)	(1,543)	4.0	(4,734)	(4,311)	9.8
Financial income comprise:						
Interest income	520	214	143.0	1,361	622	118.8
Foreign exchange gain	–	–	–	446	–	n/m
	520	214	143.0	1,807	622	190.5
Financial expense comprise:						
Interest expense	(1,016)	(475)	113.9	(2,532)	(2,057)	23.1
Foreign exchange loss	(28)	(205)	(86.3)	–	(213)	(100.0)
	(1,044)	(680)	53.5	(2,532)	(2,270)	11.5

n/m – not meaningful

Earnings per ordinary share in US cents	For the three months ended 30 Sept 2005	2004	For the nine months ended 30 Sept 2005	2004
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	0.26	0.42	1.20	1.51
(ii) On a fully diluted basis	0.26	0.42	1.20	1.51

BALANCE SHEETS

	Group			Company		
	30 Sept 2005	30 Sept 2004	31 Dec 2004	30 Sept 2005	30 Sept 2004	31 Dec 2004
Amounts in US$'000	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
EQUITY						
Share capital	10,816	10,744	10,745	10,816	10,744	10,745
Share premium	68,634	66,601	66,609	68,773	66,740	66,748
Translation reserves	(68,278)	(68,448)	(68,617)	–	–	–
Revenue reserves	138,980	136,914	148,853	(23,083)	(7,736)	1,244
	150,152	145,811	157,590	56,506	69,748	78,737
Minority interest	(148)	40	(9)	–	–	–
	150,004	145,851	157,581	56,506	69,748	78,737
ASSETS LESS LIABILITIES						
Fixed assets	48,243	47,288	48,832	–	–	–
Subsidiaries	–	–	–	16,709	16,707	16,709
Intangible assets	14,840	15,289	15,156	–	–	–
Other assets	8,551	8,597	6,230	–	–	–
Current assets						
Inventories	57,826	40,115	35,679	–	–	–
Biological assets*	38,513	37,508	37,248	–	–	–
Trade debtors	20,847	12,754	23,981	–	–	–
Other debtors, deposits and prepayments	8,843	8,156	7,525	36	94	2
Due from subsidiaries (non-trade)	–	–	–	83,910	81,210	81,386
Due from affiliated companies (trade)	79	6,528	127	–	–	–
Short-term deposits	52,662	19,475	50,681	–	–	–
Cash and bank balances	2,552	1,636	6,836	13	13	12
	181,322	126,172	162,077	83,959	81,317	81,400

* *Biological assets consist of deferred growing crops and livestock.*

BALANCE SHEETS *(Cont'd)*

	Group			Company		
Amounts in US$'000	30 Sept 2005 Unaudited	30 Sept 2004 Unaudited	31 Dec 2004 Audited	30 Sept 2005 Unaudited	30 Sept 2004 Unaudited	31 Dec 2004 Audited
Current liabilities						
Trade creditors	11,966	7,834	8,997	–	–	–
Other creditors and accruals	15,873	15,328	18,191	167	47	392
Due to subsidiaries (non-trade)	–	–	–	43,995	28,229	18,980
Short-term borrowings (unsecured)	57,614	12,872	29,810	–	–	–
Provision for taxation	670	29	1,176	–	–	–
	86,123	36,063	58,174	44,162	28,276	19,372
Net current assets	95,199	90,109	103,903	39,797	53,041	62,028
Non-current liabilities						
Due to an affiliated company (non-trade)	(7,899)	(7,681)	(7,715)	–	–	–
Deferred tax liabilities	(8,323)	(7,751)	(8,457)	–	–	–
Long-term lease payable	(607)	–	(368)	–	–	–
	150,004	145,851	157,581	56,506	69,748	78,737

	Group			Company		
Net asset value per ordinary share in US cents	30 Sept 2005 Unaudited	30 Sept 2004 Unaudited	31 Dec 2004 Audited	30 Sept 2005 Unaudited	30 Sept 2004 Unaudited	31 Dec 2004 Audited
Net asset value per ordinary share	13.87	13.57	14.67	5.22	6.49	7.33

UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
As at 1 July 2004	10,744	66,595	(68,304)	138,171	147,206
Currency translation differences	–	–	(144)	–	(144)
Shares issued under share option plan	–	6	–	–	6
Net profit attributable to shareholders	–	–	–	4,545	4,545
Dividends	–	–	–	(5,802)	(5,802)
As at 30 September 2004	10,744	66,601	(68,448)	136,914	145,811
Net gains and (losses) not recognised in profit and loss account	–	–	(144)	–	(144)
As at 1 January 2005	10,745	66,609	(68,617)	148,853	157,590
As at 1 July 2005	10,788	67,861	(68,531)	139,555	149,673
Currency translation differences	–	–	253	–	253
Shares issued under share option plan	28	773	–	–	801
Net profit attributable to shareholders	–	–	–	2,775	2,775
Dividends	–	–	–	(3,350)	(3,350)
As at 30 September 2005	10,816	68,634	(68,278)	138,980	150,152
Net gains and (losses) not recognised in profit and loss account	–	–	253	–	253

UNAUDITED STATEMENTS OF CHANGES IN EQUITY *(Cont'd)*

THE COMPANY

Amounts in US$'000	Share capital	Share Premium	Revenue Reserves	Total
As at 1 January 2004	10,721	66,075	676	77,472
As at 1 July 2004	10,744	66,734	(1,446)	76,032
Shares issued under share option plan	–	6	–	6
Net profit attributable to shareholders	–	–	(488)	(488)
Dividends	–	–	(5,802)	(5,802)
As at 30 September 2004	10,744	66,740	(7,736)	69,748
As at 1 January 2005	10,745	66,748	1,244	78,737
As at 1 July 2005	10,788	68,000	(19,225)	59,563
Shares issued under share option plan	28	773	–	801
Net loss attributable to shareholders	–	–	(508)	(508)
Dividends	–	–	(3,350)	(3,350)
As at 30 September 2005	10,816	68,773	(23,083)	56,506

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 30 Sept 2005	For the three months ended 30 Sept 2004	For the nine months ended 30 Sept 2005	For the nine months ended 30 Sept 2004
Cash flows from operating activities				
Net Profit attributable to shareholders	2,775	4,545	12,971	16,173
Adjustments for:				
Depreciation and amortisation	1,604	1,543	4,734	4,311
Provision for (write-back) asset impairment	(18)	(4)	502	(11)
Provision for inventory obsolescence	830	1,068	1,377	1,899
Provision for doubtful debts	380	227	456	301
Provision for product disposal and off-spec products	1,000	–	2,000	–
Provision for (write-back) deferred income tax	(104)	67	(192)	392
(Gain) on disposal of fixed assets	(9)	(46)	(52)	(125)
Minority Interest	(33)	(4)	(138)	(4)
Operating profit before working capital changes	6,425	7,396	21,658	22,936
Decrease (increase) in:				
Other assets	(355)	(581)	(2,321)	(2,564)
Inventories	(5,734)	4,177	(23,527)	269
Biological assets	145	(2,103)	(1,265)	(3,274)
Trade debtors	(4,565)	(1,102)	2,926	9,240
Other debtors, deposits and prepayments	(458)	(830)	(1,571)	(1,076)
Increase (decrease) in:				
Trade creditors, other creditors and accruals	521	(609)	(1,109)	(5,087)
Due from (to) affiliated companies (trade and non-trade)	266	(992)	232	(2,519)
Provision for taxation	(499)	(364)	(506)	(703)
Net cash provided by (used in) operating activities	(4,254)	4,992	(5,483)	17,222
Cash flows from investing activities				
Proceeds from disposal of fixed assets	104	165	162	248
Purchase of fixed assets	(1,642)	(810)	(4,143)	(1,915)
Acquisition of subsidiary companies, net of debt	–	(7,355)	–	(7,355)
Net cash used in investing activities	(1,538)	(8,000)	(3,981)	(9,022)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS *(Cont'd)*

Amounts in US$'000	For the three months ended 30 Sept 2005	For the three months ended 30 Sept 2004	For the nine months ended 30 Sept 2005	For the nine months ended 30 Sept 2004
Cash flows from financing activities				
Short-term borrowings	4,408	(17,205)	27,804	(18,404)
Proceeds from exercise of stock options	801	6	2,096	688
Dividends paid	(3,350)	(5,802)	(22,844)	(19,550)
Net cash provided by (used in) financing activities	1,859	(23,001)	7,056	(37,266)
Effect of exchange rate changes on cash and cash equivalents	195	(91)	105	(333)
Net decrease in cash and cash equivalents	(3,738)	(26,100)	(2,303)	(29,399)
Cash and cash equivalents, beginning of period	58,952	47,211	57,517	50,510
Cash and cash equivalents, end of period	55,214	21,111	55,214	21,111

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	For the three months ended 30 Sept 2005	For the three months ended 30 Sept 2004	For the nine months ended 30 Sept 2005	For the nine months ended 30 Sept 2004
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	796	409	2,023	1,901
Interest income	(508)	(214)	(1,294)	(582)
Income taxes	1,268	562	3,504	2,043
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	2,552	1,636	2,552	1,636
Short-term deposits	52,662	19,475	52,662	19,475
	55,214	21,111	55,214	21,111

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 30 Sept 2005	2004	YoY Change (%)	For the nine months ended 30 Sept 2005	2004	YoY Change (%)
Turnover	85,010	87,130	(2.4)	252,732	226,367	11.6
Gross profit	20,029	21,796	(8.1)	62,127	59,027	5.3
Gross profit margin (%)	23.6	25.0	(1.4 ppt)	24.6	26.1	(1.5 ppt)
EBITDA	9,280	11,734	(20.9)	34,845	40,591	(14.2)
EBITDA margin (%)	10.9	13.5	(2.6 ppt)	13.8	17.9	(4.1 ppt)
PBIT	6,539	8,727	(25.1)	27,770	32,900	(15.6)
PBIT margin (%)	7.7	10.0	(2.3 ppt)	11.0	14.5	(3.5 ppt)
Net profit	4,662	7,817	(40.4)	21,402	27,494	(22.2)
Net profit margin (%)	5.5	9.0	(3.5 ppt)	8.5	12.1	(3.6 ppt)
EPS (SG cents)	0.44	0.72	(38.9)	1.98	2.57	(23.0)
Net cash/(debt)	(4,032)	14,171	n/m	(3,960)	14,006	n/m
Cash flow from/(used in) operations	(7,147)	8,586	n/m	(9,047)	29,277	n/m
Capital expenditure	2,759	1,393	98.1	6,836	3,256	110.0
Dividend per share (SG cents)	–	–	–	0.51	0.92	(44.6)

Note: P&L S$/US$ conversion rate: 1.68 in 3Q05 and 1.65 in 9M05 (3Q04: 1.72 & 9M05: 1.70)

n/m – not meaningful

2. AUDIT

Third quarter 2005 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous financial year except for the following standards which became effective on 1 January 2005. The Group's adoption of the new and revised standards has no significant impact on current and prior periods.

- IFRS 2 Share-Based Payment;
- IAS 1 Presentation of Financial Statements (amended 2004);
- IAS 2 Inventories (revised 2003);
- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (revised 2003);
- IAS 10 Events after the Balance Sheet Date (amended 2004);
- IAS 16 Property, Plant and Equipment (amended 2004);
- IAS 17 Leases (amended 2004);
- IAS 21 The Effects of Changes in Foreign Exchange Rates (revised 2003);

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

- IAS 24 Related Party Disclosures (revised 2003);
- IAS 27 Consolidated and Separate Financial Statements (amended 2004);
- IAS 32 Financial Instruments: Disclosure and Presentation (amended 2004);
- IAS 33 Earnings per Share (amended 2004); and
- IAS 39 Financial Instruments: Recognition and Measurement (amended 2004).

4. GROUP SEGMENTAL REPORTING

By business segments

For the nine months ended 30 Sept 2005 *in US$'000*	**Processed Products**	**Beverages**	**Non-Processed Products**	**Consolidated**
Turnover	99,729	45,306	8,136	153,171
Profit from operations, representing segment result	9,806	5,707	871	16,384
Net foreign exchange gain	290	137	19	446
Profit before interest and taxation	10,096	5,844	890	16,830
Net interest expense	(672)	(452)	(47)	(1,171)
Profit before taxation	9,424	5,392	843	15,659
Taxation				(2,826)
Minority Interest				138
Net profit attributable to shareholders				12,971
Segment assets	121,488	70,024	6,230	197,742
Unallocated assets				55,214
Consolidated total assets				252,956
Segment liabilities	25,576	10,156	613	36,345
Unallocated liabilities				66,607
Consolidated total liabilities				102,952
Capital expenditure	2,144	1,879	120	4,143
Depreciation	2,425	1,860	132	4,417
Amortisation	160	147	10	317
Non-cash expenses (net) other than depreciation and amortisation	3,323	629	1	3,953

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

For the nine months ended 30 Sept 2004 *in US$'000*	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	86,644	38,763	7,750	133,157
Profit from operations, representing segment result	11,440	8,094	32	19,566
Net foreign exchange gain	(124)	(86)	(2)	(213)
Profit before interest and taxation	11,316	8,007	30	19,353
Net interest expense	(852)	(572)	(11)	(1,435)
Profit before taxation	10,464	7,435	19	17,918
Taxation				(1,749)
Minority interest				4
Net profit attributable to shareholders				16,173
Segment assets	117,885	50,920	7,430	176,235
Unallocated assets				21,111
Consolidated total assets				197,346
Segment liabilities	23,031	6,737	1,075	30,843
Unallocated liabilities				20,652
Consolidated total liabilities				51,495
Capital expenditure	1,220	662	33	1,915
Depreciation	2,586	1,371	127	4,084
Amortisation	152	57	18	227
Non-cash expenses (net) other than depreciation and amortisation	1,620	812	20	2,452

By geographical segments

	Turnover		Capital expenditure		Total assets	
	For the nine months ended 30 Sept				As at 30 Sept	
In US$'000	2005	2004	2005	2004	2005	2004
Asia	96,218	84,578	4,143	1,915	252,956	197,346
Europe/North America	56,953	48,579	–	–	–	–
Total	153,171	133,157	4,143	1,915	252,956	197,346

5. **QUARTERLY TURNOVER AND PBIT BREAKDOWN**

In US$'000	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
Turnover	36,490	46,010	50,657	66,422	48,022	54,548	50,601
PBIT	6,266	8,013	5,074	15,414	6,122	6,815	3,892
Net profit attributable to shareholders	5,062	6,566	4,545	11,939	5,361	4,835	2,775

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders mandate obtained in accordance with Chapter 9 of the Singapore Exchanges Listing Manual was as follows:

	For the three months ended 30 Sept		For the nine months ended 30 Sept	
In US$'000	2005	2004	2005	2004
Income				
Sales to Cirio Del Monte group*	–	9,274	–	21,071
Sales to Macondray group	472	535	1,213	1,764
Financial income from Cirio Del Monte group*	–	–	–	40
Sub-total	472	9,809	1,213	22,875
Expenses				
Purchases from Cirio Del Monte group*	–	–	–	286
Purchases from Macondray group	467	150	2,340	1,836
Purchases from Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO)	–	2,344	1,296	4,627
Financial expenses to Cirio Del Monte Group*	–	–	–	23
Sub-total	467	2,494	3,636	6,772
Aggregate value	939	12,303	4,849	29,647

* *The Cirio Del Monte group divested its interest in Del Monte Foods Europe to Fresh Del Monte Produce Inc in October 2004. Thereafter, transactions with Del Monte Foods Europe will cease to be Interested Person Transactions within the meaning of Interested Person Transactions in Chapter 9 of the SGX Listing Manual, as Fresh Del Monte Produce Inc is not a shareholder of the Company.*

7. CONTINGENT LIABILITIES

The group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the group.

As at 30 September 2005, the group had outstanding letters of credit amounting to approximately US $0.8 million (30 September 2004: US$0.6 million).

A subsidiary, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$6.0 million to another subsidiary. As at year-end 2004 and 30 September 2005, the said bank facilities have not been utilised.

On 16 August 2004, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$4.0 million to another Company subsidiary, Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd (Great Lakes). As at 30 September 2005, Great Lakes has fully utilised US$4.0 million bank facilities of which US$1.5 million was used to refinance existing loan at lower interest rate and the balance to finance capital expenditure and operating expenses.

B AUDITED FINANCIAL INFORMATION

Set out below are the audited consolidated and company balance sheets, consolidated and company profit and loss accounts, consolidated and company statements of changes in equity, consolidated statement of cash flows and notes to the financial statements for the years ended 31 December 2003 and 31 December 2004 reproduced from the audited financial statements published in the Del Monte's annual report for the year ended 31 December 2004. The notes to such financial statements (as set out below) state that the financial statements have been prepared in accordance with IFRS and, save as otherwise disclosed in the notes, are consistent with those accounting policies used in the previous relevant financial year. As at the Latest Practicable Date, the Company has insufficient information to assess the accuracy of the financial statements and compliance thereof with IFRS accordingly, the Company takes no responsibility for their contents, other than in respect of their being correctly and fairly reproduced and presented.

BALANCE SHEETS
for the year ended 31 December 2004
(Amounts in United States dollars)

		Group		Company	
		2004	2003	2004	2003
	Note	*$'000*	*$'000*	*$'000*	*$'000*
EQUITY					
Share capital	3	10,745	10,721	10,745	10,721
Share premium	4	66,609	65,936	66,748	66,075
Translation reserves	2	(68,617)	(67,665)	–	–
Revenue reserves		148,853	140,291	1,244	676
		157,590	149,283	78,737	77,472
Minority interest		(9)	–	–	–
		157,581	149,283	78,737	77,472
ASSETS LESS LIABILITIES					
Fixed assets	5	48,832	48,719	–	–
Subsidiaries	6	–	–	16,709	10,149
Intangible assets	7	15,156	9,316	–	–
Other assets	8	6,230	6,033	–	–
Current assets					
Inventories	9	35,679	41,529	–	–
Biological assets	10	37,248	34,234	–	–
Trade debtors	11	23,981	20,672	–	–
Other debtors, deposits and prepayments	12	7,525	6,806	2	–
Due from subsidiaries (non-trade)	13	–	–	81,386	80,139
Due from affiliated companies (trade)		127	3,825	–	–
Short-term deposits		50,681	46,030	–	–
Cash and bank balances		6,836	4,480	12	6
		162,077	157,576	81,400	80,145

BALANCE SHEETS *(Cont'd)*
for the year ended 31 December 2004
(Amounts in United States dollars)

		Group		Company	
		2004	2003	2004	2003
	Note	$'000	$'000	$'000	$'000
Current liabilities					
Trade creditors		8,997	8,827	–	–
Other creditors and accruals	14	18,191	16,579	392	467
Due to subsidiaries (non-trade)	13	–	–	18,980	12,355
Short-term borrowings (unsecured)	16	29,810	31,276	–	–
Provision for taxation		1,176	732	–	–
		58,174	57,414	19,372	12,822
Net current assets		103,903	100,162	62,028	67,323
Non-current liabilities					
Due to an affiliated company (non-trade)	17	(7,715)	(7,497)	–	–
Deferred tax liabilities	23	(8,457)	(7,450)	–	–
Long-term lease payable		(368)	–	–	–
		157,581	149,283	78,737	77,472

The accompanying notes are an integral part of the financial statements.

PROFIT AND LOSS ACCOUNTS
for the year ended 31 December 2004
(Amounts in United States dollars)

		Group		Company	
		2004	2003	2004	2003
	Note	*$'000*	*$'000*	*$'000*	*$'000*
Turnover	18	199,579	199,235	22,541	23,256
Cost of sales		(143,219)	(141,647)	–	–
Gross profit		56,360	57,588	22,541	23,256
Distribution and selling expenses		(11,010)	(12,358)	–	–
General and administration expenses		(4,071)	(3,373)	(1,647)	(1,546)
Other operating expenses	19	(6,291)	(8,199)	(776)	(445)
Profit from operations	21	34,988	33,658	20,118	21,265
Financial income	22	761	832	–	–
Financial expenses	22	(2,575)	(2,599)	–	–
Profit before taxation		33,174	31,891	20,118	21,265
Taxation	23	(5,115)	(1,694)	–	–
Profit after taxation		28,059	30,197	20,118	21,265
Minority interest		53	–	–	–
Net profit attributable to shareholders		28,112	30,197	20,118	21,265
Earnings per share (cents)					
– Basic	25	2.62	2.82		
– Diluted	25	2.61	2.81		

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2004
(Amounts in United States dollars)

The Group

	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Adoption of new accounting policy (IAS 41)	–	–	–	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	–	–	(3,305)	–	(3,305)
Shares issued under share option plan	5	121	–	–	126
Net profit attributable to shareholders	–	–	–	30,197	30,197
Dividends *(Note 24)*	–	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283
Net gains and losses not recognised in profit and loss accounts	–	–	(3,305)	–	(3,305)
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
Currency translation differences	–	–	(952)	–	(952)
Shares issued under share option plan	24	673	–	–	697
Net profit attributable to shareholders	–	–	–	28,112	28,112
Dividends *(Note 24)*	–	–	–	(19,550)	(19,550)
As at 31 December 2004	10,745	66,609	(68,617)	148,853	157,590
Net gains and losses not recognised in profit and loss accounts	–	–	(952)	–	(952)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY *(Cont'd)*
for the year ended 31 December 2004
(Amounts in United States dollars)

The Company

	Share capital $'000	Share premium $'000	Revenue reserves $'000	Total $'000
As at 1 January 2003	10,716	65,954	524	77,194
Shares issued under share option plan	5	121	–	126
Net profit attributable to shareholders	–	–	21,265	21,265
Dividends *(Note 24)*	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	66,075	676	77,472
As at 1 January 2004	10,721	66,075	676	77,472
Shares issued under share option plan	24	673	–	697
Net profit attributable to shareholders	–	–	20,118	20,118
Dividends *(Note 24)*	–	–	(19,550)	(19,550)
As at 31 December 2004	10,745	66,748	1,244	78,737

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2004
(Amounts in United States dollars)

	2004	2003
	$'000	*$'000*
Cash flows from operating activities		
Net profit attributable to shareholders	28,112	30,197
Adjustments for:		
Depreciation and amortisation	5,737	5,499
Provision for inventory obsolescence	2,549	2,132
Provision for asset impairment	168	137
Provision for doubtful trade debts	79	177
Provision for (write-back of) deferred income tax	1,162	(465)
Gain on disposal of fixed assets	(75)	–
Minority interest	(53)	–
Operating profit before working capital changes	37,679	37,677
Decrease (increase) in:		
Other assets	(195)	(682)
Inventories	4,062	(2,443)
Biological assets	(3,014)	2,460
Trade debtors	(1,765)	(1,251)
Other debtors, deposits and prepayments	(445)	(1,170)
Due from shareholder companies	–	456
Increase (decrease) in:		
Trade creditors, other creditors and accruals	(693)	399
Due to affiliated companies (trade and non-trade)	3,916	1,893
Provision for taxation	444	(407)
Net cash generated from operating activities	39,989	36,932
Cash flows from investing activities		
Proceeds from disposal of fixed assets	146	46
Purchase of fixed assets	(4,918)	(7,559)
Acquisition of subsidiary companies, net of debt *(note 6)*	(7,357)	–
Net cash used in investing activities	(12,129)	(7,513)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS *(Cont'd)*
for the year ended 31 December 2004
(Amounts in United States dollars)

	2004	2003
	$'000	*$'000*
Cash flows from financing activities		
(Repayment) short-term borrowings	(1,466)	16,044
Dividends paid	(19,550)	(21,113)
Proceeds from exercise of stock option	697	126
Net cash used in financing activities	(20,319)	(4,943)
Effect of exchange rate changes on cash and cash equivalents	(534)	(1,803)
Net increase in cash and cash equivalents	7,007	22,673
Cash and cash equivalents, beginning of year	50,510	27,837
Cash and cash equivalents, end of year	57,517	50,510

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
	$'000	*$'000*
(a) Cash paid (received) during the year, included in operating activities		
Interest expenses	2,166	1,697
Interest income	(655)	(751)
Income taxes	3,492	2,632
(b) Analysis of the balances of cash and cash equivalents		
Cash and bank balances	6,836	4,480
Short-term deposits	50,681	46,030
	57,517	50,510

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. DOMICILE AND PRINCIPAL ACTIVITIES

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2004 were authorised for issue in accordance with a resolution of the directors dated 15 March 2005.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte", "Today's" and more recently, "Great Lakes", "Ming Lang" and "Rougemont".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and under the historical cost convention except for the measurement of biological assets (livestock) and agricultural produce (harvested pineapples) at fair value less point-of-sale costs.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year, except for the adoption of the following new and revised IFRS issued by IASB in March 2004:

IFRS 3	Business Combinations
Revised IAS 36	Impairment of Assets
Revised IAS 38	Intangible Assets

In March 2004, IASB issued IFRS 3, revised IAS 36 and revised IAS 38. Accordingly, IAS 22 Business Combinations was withdrawn. IFRS 3 is effective for business combinations for which the agreement date is on or after 31 March 2004. The revised IAS 36 and revised IAS 38 are applicable to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004.

The adoption of IFRS 3, revised IAS 36 and revised IAS 38 resulted in a change in the accounting treatment for goodwill. IFRS 3 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised. Instead, impairment is tested annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced IAS 22 required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

Had the new standards not been adopted, amortisation charge for the full year ended 31 December 2004 would have been US$150,000.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All significant intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the profit and loss account.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered, and title has passed to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the asset.

Fixed assets

Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Fixed assets *(Cont'd)*

Depreciation is calculated on a straight-line basis over its expected useful life as follows:

	Years
Freehold buildings	30 - 45
Buildings, land improvements and leasehold improvements	3 - 45
Machinery and equipment	3 - 15
Dairy and breeding herd	3.5 - 6

Land improvements, comprising expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms of the lease.

Dairy and breeding herd relates to livestock (cattle) being reared for milking and breeding purposes.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

Fully depreciated assets are retained in the financial statements until they are no longer in use, and no further charge for depreciation is made in respect of these assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Affiliated companies

An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business acquisition are capitalised at fair value as at the date of acquisition.

Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the profit and loss account through the 'other operating expenses' line item.

Intangible assets, created within the business are not capitalised, and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets are tested for impairment annually either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

Research and development costs

Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when its future recoverability can reasonably be regarded as assured. Capitalised development costs are amortised over the period of expected future sales from the related project.

Other development costs are charged to profit and loss account when incurred.

Impairment of assets

(a) *Financial instruments*

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the Company or Group will not collect all amounts due according to the contractual terms of receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the profit and loss account. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in the profit and loss account. However, the increased carrying amount is only recognised to the extent it does not exceed what the amortised cost would have been had the impairment not been recognised.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Impairment of assets *(Cont'd)*

(b) Other assets

Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in the profit and loss account.

Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost of finished goods is based on the weighted average method, while the cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

Provisions

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004
(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Operating leases

Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Income tax

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred acquisition costs

Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of the cost of investment upon the consummation of the related acquisition. Other general administrative costs, including the cost of maintaining an acquisition department, are recognised as expense as incurred.

Deferred acquisition costs are written off to the profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

Financial instruments

As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and non-current payables. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Financial instruments *(Cont'd)*

Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 15 to 30-day terms.

The carrying amounts of the short-term borrowings approximate their fair values based on borrowing rates currently available for short-term borrowings with similar terms and maturity. Where the effect of time value of money is material, the non-current liabilities are the present value of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 7 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

Reserves

Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

Foreign currencies

The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated receivables and payables. On inception, the Group's Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Foreign currencies *(Cont'd)*

The Group's criteria for hedge accounting treatment include: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

(a) Fair value hedge

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

(b) Cash flow hedge

Changes in the fair value of a hedging instrument, that qualifies as a highly effective cash flow hedge, are recognised directly in the translation reserve account in shareholders' equity. The ineffective portion is immediately recognised in the profit and loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from the translation reserve account to the profit and loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Retirement plan

A subsidiary, Del Monte Philippines, Inc, operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the projected unit credit method to account for the retirement plan obligations. Under the projected unit credit method, the cost of providing this pension is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using an interest rate of 11% per annum. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The actuarial gains and losses are spread forward and taken to the profit and loss account over the expected average remaining service lives of employees.

The subsidiary's contributions to the contributory provident plan are charged to the profit and loss account in the year to which they relate.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

Biological assets and agricultural produce

Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

Biological assets and agricultural produce, at the point of harvest, are to be measured on initial recognition at their fair value less estimated point-of-sales costs. Biological assets (livestock) are also measured at each balance sheet date at their fair value less point-of-sale costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where the fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The Group states its biological assets (livestock) and its agricultural produce (harvested pineapples), at the point of harvest, at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Biological assets and agricultural produce *(Cont'd)*

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

Net changes in fair value	**2004** *$'000*	**2003** *$'000*
Included in costs of sales, relating to livestock and harvested pineapples sold during the year	6,450	8,010
Included in operating expenses, relating to biological assets remaining unsold as at the end of the year	(475)	512
Total net changes in fair value	5,975	8,522

Due to the net changes in fair value of biological assets that remain unsold at each reporting period, the Group's profit before interest and tax ("PBIT") and net profit for 2004 decreased by approximately $475,000 and $402,000 (2003: increased by $512,000 and $485,000), respectively.

IAS 41 Impact on profitability	**2004** *$'000*	**2003** *$'000*
PBIT	(475)	512
Net profit	(402)	485

Deferred tax liability arising from the temporary differences between the tax base of biological assets and their carrying amount is accounted for in accordance with the accounting policy stated above.

Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL

	2004	2003
	$'000	*$'000*
Authorised		
– 2,000,000,000 (2003: 2,000,000,000) ordinary shares of $0.01 each	20,000	20,000
Issued and fully paid		
Beginning of year		
– 1,072,079,194 (2003: 1,071,629,194) ordinary shares of $0.01 each	10,721	10,716
Issued during the year		
– 2,404,000 (2003: 450,000) ordinary shares of $0.01 each	24	5
End of year		
– 1,074,483,194 (2003: 1,072,079,194) ordinary shares of $0.01 each	10,745	10,721

Outstanding options

As at 31 December 2004, the outstanding options to subscribe to the Company's ordinary shares of US$0.01 each are as follows:

Date of grant	Description	1 January 2004 or date of grant, if later	Options lapsed	Options exercised	31 December 2004	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	5,615,265	672,571	-	4,942,694	25	US$0.504	30.7.2000 -29.7.2009
2.3.2001	Market Price Options [3]	11,060,000	150,000	2,350,000	8,560,000	32	S$0.490	2.3.2003 -1.3.2011
29.5.2002	Market Price Options [4]	2,870,000	160,000	54,000	2,656,000	88	S$0.470	29.5.2004 -28.5.2012

(1) On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from United States dollars (US$).

(2) Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 11 March 2005, this is equivalent to about S$0.816).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

3. **SHARE CAPITAL** *(Cont'd)*

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Aggregate Options granted 1 January 2004	Granted during the year	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding 31 December 2004
Martin P Lorenzo	1,269,841	–	–	–	1,269,841
Regina Lorenzo H-Davila	190,477	–	–	–	190,477
Marco P Lorenzo	175,502	–	–	–	175,502

(3) In 2001, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe to one share at S$0.47.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL *(Cont'd)*

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy.

4. SHARE PREMIUM

	Group		Company	
	2004	*2003*	*2004*	*2003*
	$'000	*$'000*	*$'000*	*$'000*
At beginning of year	65,936	65,815	66,075	65,954
Shares issued under share option plan 2,404,000 ordinary shares of $0.01 each (2003: 450,000)	673	121	673	121
At end of year	66,609	65,936	66,748	66,075

Under the British Virgin Islands law in whose jurisdiction the Company operates, the Company's share premium, translation reserves and revenue reserves form part of the Company's surplus account that may be available for dividend distribution.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

5. FIXED ASSETS

Group

	Freehold land and buildings $'000	Buildings, land improvements and leasehold improvements $'000	Machinery and equipment $'000	Dairy and breeding herd $'000	Construction-in-progress $'000	Total $'000
Cost						
As at 1.1.2004	6,801	4,620	71,850	378	1,211	84,860
Additions	523	8	2,243	-	2,144	4,918
Due to acquisition of subsidiary	-	303	3,053	-	-	3,356
Disposals	(23)	-	(496)	(65)	-	(584)
Reclassifications	3	98	1,032	-	(1,133)	-
Currency realignment	(91)	(53)	(942)	(5)	(16)	(1,107)
As at 31.12.2004	7,213	4,976	76,740	308	2,206	91,443
Accumulated depreciation						
As at 1.1.2004	2,405	1,268	32,180	288	-	36,141
Charge for the year	114	240	4,994	27	-	5,375
Due to acquisition of subsidiary	-	13	1,916	-	-	1,929
Impairment loss	-	168	-	-	-	168
Disposals	(13)	-	(443)	(57)	-	(513)
Currency realignment	(33)	(10)	(442)	(4)	-	(489)
As at 31.12.2004	2,473	1,679	38,205	254	-	42,611
Charge for 2003	96	216	4,844	40	-	5,196
Net book value						
As at 31.12.2004	4,740	3,297	38,535	54	2,206	48,832
As at 31.12.2003	4,396	3,352	39,670	90	1,211	48,719

Interest cost capitalised for the year amounted to Nil (2003: $72,000).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

6. SUBSIDIARIES

	2004 *$'000*	2003 *$'000*
Unquoted equity shares, at cost	16,709	10,149

The Company and the Group had the following subsidiaries as at 31 December 2004:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group 2004 %	2003 %	Cost of investment by the Company 2004 *$'000*	2003 *$'000*
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL") (i)	Investment holding	British Virgin Islands	100	100	10,139	10,139
GTL Limited ("GTL") (i)	Trading food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	100	100	10	10
DMPL Management Services Pte Ltd ("DMS") (ii)	Providing administrative support and liaison services to the Group	Singapore	100	100	*(iii)*	*(iii)*
DMPL India Pte Ltd (ii)	Investment holding	Singapore	100	0	*(iii)*	0
Abpak Company Limited (iv)	Investment holding	Hong Kong	89	0	6,560	0
					16,709	10,149
Held by DMPRL						
Central American Resources Inc ("CARI") (i)	Investment holding and trading food products mainly under the brand name "Del Monte"	Panama	100	100		
Held by CARI						
Del Monte Philippines, Inc ("DMPI") (v)	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	100	100		

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004
(Amounts in United States dollars unless otherwise stated)

6. **SUBSIDIARIES** *(Cont'd)*

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group 2004 %	2003 %
Dewey Limited ("Dewey") [(i)]	Owner of the "Del Monte" and "Today's" trademarks in the Philippines	Bermuda	100	100
Pacific Brands Philippines, Inc ("PBPI") [(v)]	Dormant	State of Delaware, USA	100	100
Hordaland Company Limited ("Hordaland") [(i)]	Dormant	Hong Kong	100	100
Held by DMPL India Pte Ltd				
Del Monte Foods India Private Limited [(vi)]	Manufacturing, processing and distributing food and beverages and other related products	Mumbai, India	100 *(viii)*	0
Held by Abpak Company Limited				
Great Lakes (Tianjin) Fresh Foods and Juice Co., Ltd [(vii)]	Manufacturing and marketing of fruit juice under the brand names "Great Lakes", "Ming Lang" and "Rougemont"	Tianjin, China	89	0

(i) *Not required to be audited by law in its country of incorporation*
(ii) *Audited by Ernst & Young, Singapore*
(iii) *Cost of investment of $1*
(iv) *Audited by Ernst & Young, Hong Kong*
(v) *Audited by SyCip Gorres Velayo & Co, associate firm of Ernst & Young, Singapore*
(vi) *Audited by Deloitte, Haskins &Sells, Bangalore, India*
(vii) *Audited by Ernst & Young, Beijing, China*
(viii) *0.1% held by DMPRL*

In July 2004, the Company acquired 89% of Abpak Company Limited which holds 100% of Great Lakes (Tianjin) Fresh Foods & Juice Co., Ltd ("Great Lakes"), a China-based premium fruit juice producer.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

6. SUBSIDIARIES *(Cont'd)*

The acquisition of a subsidiary company has been shown in the consolidated statement of cash flows as a single item. The effect on the individual assets and liabilities at the date of acquisition are set out below:

	$'000
Intangible assets	594
Fixed assets	1,427
Inventories	729
Trade debtors	1,610
Other debtors, deposits and prepayments	274
Cash and bank balances	697
Trade creditors	(1,489)
Other creditors and accruals	(1,354)
Short-term borrowings	(1,494)
Minority interest	(44)
Net assets acquired	950
Goodwill arising on consolidation	5,610
Total consideration (including acquisition related cost)	6,560
Add: Net debt of subsidiary company	797
Cash outflow on acquisition, net of debt	7,357

From the date of acquisition, Abpak group incurred a loss of $480,000 which was included in the net profit of the Group. If the combination had taken place at the beginning of the year, the Group turnover and net profit would have been $207,011,000 and $28,077,000, respectively.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

7. **INTANGIBLE ASSETS**

Group

	Trademarks	Distribution network	Goodwill	Total
	$'000	*$'000*	*$'000*	*$'000*
Cost				
As at 1 January 2004	12,115	–	–	12,115
Due to acquisition of subsidiary	365	227	5,610	6,202
As at 31 December 2004	12,480	227	5,610	18,317
Accumulated amortisation				
As at 1 January 2004	2,799	–	–	2,799
Amortisation	339	23	–	362
As at 31 December 2004	3,138	23	–	3,161
Net book value				
As at 31 December 2004	9,342	204	5,610	15,156
As at 31 December 2003	9,316	–	–	9,316

Movements in accumulated amortisation during the financial year were as follows:

		Group 2004	Group 2003
		$'000	*$'000*
At beginning of year		2,799	2,496
Amortisation during the year	– Del Monte & Today's trademark	303	303
	– Great Lakes trademark and distribution network	59	–
At end of year		3,161	2,799

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, a total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by instalments. Each instalment will equal forty percent of "Net Income" which is determined on the basis specified in the agreement, but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate that approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2004 are $6,072,000 and 32 years (2003: $6,261,000 and 33 years), respectively.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

7. INTANGIBLE ASSETS *(Cont'd)*

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2004 are $2,941,000 and 26 years (2003: $3,055,000 and 27 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

In July 2004, the Company acquired 89% of Abpak Company Limited for an aggregate value of $10,100,000. This includes the initial investment of $6,276,000 plus acquisition related costs of $284,000 for Great Lakes' net assets of $358,000, thus recognising goodwill of $6,202,000. However, with the adoption of IFRS 3, only $592,000 of intangibles with finite life of 5 years is subject to amortisation and the remaining $5,610,000 is subject to annual impairment test. The net carrying amount and the remaining amortisation period of Great Lakes' intangibles (other than goodwill) as at 31 December 2004 are $533,000 and 4.5 years, respectively.

8. OTHER ASSETS

	Group	
	2004	**2003**
	$'000	*$'000*
Advances to growers	3,366	3,291
Security deposit	1,311	1,426
Land expansion (development cost of acquired leased areas)	948	912
Others	605	404
	6,230	6,033

Advances to growers may be applied against the minimum guaranteed profits to growers. Land expansion assets are development costs of newly acquired leased areas which include costs such as creation of access roads, construction of bridges and clearing costs.

9. INVENTORIES

	Group	
	2004	**2003**
	$'000	*$'000*
Finished goods		
– at cost	9,616	16,733
– at net realisable value	134	142
Raw materials and packaging supplies		
– at cost	25,929	24,222
– at net realisable value	–	432
	35,679	41,529

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

9. INVENTORIES *(Cont'd)*

Inventory is stated after provision for inventory obsolescence. Movement in the provision for inventory obsolescence during the financial year are as follows:

	Group	
	2004	2003
	$'000	$'000
At beginning of year	2,505	440
Provision for the year	2,549	2,132
Write-off against provision	(3,360)	(46)
Currency realignment	(32)	(21)
At end of year	1,662	2,505

10. BIOLOGICAL ASSETS

	Group	
	2004	2003
	$'000	$'000
Livestock		
– at fair value	3,494	2,623
– at cost	408	1,122
	3,902	3,745
Deferred growing crops – at cost	33,346	30,489
	37,248	34,234

The Group's livestock comprises of live cattle, growing herd, beef herd, dairy and cattle for slaughter. The fair value was determined based on the actual selling prices approximating those at year end less estimated point-of-sale costs. Live cattle are valued at fair value less estimated point-of-sale costs. Growing herd, beef herd, dairy and cattle for slaughter are valued at cost.

Reconciliation of changes in the carrying amount:

	Group	
	2004	2003
	$'000	$'000
Livestock		
At beginning of year/date of acquisition	3,745	5,724
Currency realignment	(48)	(250)
Increases due to purchases	10,222	14,082
Gain arising from changes in fair value less estimated point-of-sale costs attributable to price changes	55	369
Decreases due to sales	(10,072)	(16,180)
At end of year	3,902	3,745

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

10. BIOLOGICAL ASSETS *(Cont'd)*

	Group	
	2004	**2003**
	$'000	*$'000*
Deferred growing crops		
At beginning of year	30,489	30,970
Currency realignment	(408)	(1,302)
Additions	25,817	24,468
Harvested	(22,552)	(23,647)
At end of year	33,346	30,489

11. TRADE DEBTORS

	Group	
	2004	**2003**
	$'000	*$'000*
Trade debtors	24,887	21,633
Less provision for doubtful debts	(906)	(961)
	23,981	20,672

Movements in provision for doubtful debts during the financial year were as follows:

	2004	2003
At beginning of year	961	956
Provision for the year	79	177
Write-back of provision	(69)	(16)
Write-off against provision	(52)	(114)
Currency realignment	(13)	(42)
At end of year	906	961

12. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Prepayments	4,649	4,093	2	–
Other recoverables	1,410	725	–	–
Deposits	765	796	–	–
Non-trade debtors	595	949	–	–
Downpayment from contractors	106	243	–	–
	7,525	6,806	2	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

13. DUE FROM/TO SUBSIDIARIES (NON-TRADE)

These balances are unsecured, non-interest bearing and repayable on demand.

14. OTHER CREDITORS AND ACCRUALS

	Group		Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Accrued operating expenses	10,853	10,124	386	461
Customer deposits	3,414	3,324	–	–
Accrued payroll expenses	2,202	1,760	–	–
Value-added tax payable	886	494	–	–
Withheld from employees (taxes and social security cost)	801	858	–	–
Other creditors	35	19	6	6
	18,191	16,579	392	467

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $96,000 (2003: $89,000) (Note 15).

15. RETIREMENT BENEFIT OBLIGATIONS

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss account amounted to about PHP65.4 million or $1,166,000 for the year (2003: PHP58.4 million or $1,076,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

Amount recognised in the balance sheet:

	Group	
	2004	2003
	$'000	*$'000*
Present value of funded obligations	28,527	24,600
Fair value of plan assets	(27,154)	(24,298)
Unfunded actuarial liability	1,373	302
Unrecognised actuarial (gains) loss	(1,277)	(213)
Net liability recorded under accrued payroll expenses *(Note 14)*	96	89

The pension plan assets include some of the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2003: $5,554,000).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

15. RETIREMENT BENEFIT OBLIGATIONS *(Cont'd)*

The amount recognised in the profit and loss account is as follows:

	Group	
	2004	2003
	$'000	$'000
Current service cost	1,321	1,070
Interest cost	2,706	2,493
Expected return on plan assets	(2,861)	(2,487)
Total included in staff costs *(Note 20)*	1,166	1,076

The actual return on plan assets was $3,592,000 (2003: $2,854,000).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2004	2003
	$'000	$'000
At beginning of year	89	85
Exchange differences	(6)	(28)
Total expense	1,166	1,076
Contributions paid	(1,153)	(1,044)
At end of year	96	89

The funded obligation and plan assets are measured and valued with the advice of qualified actuaries who carry out a full valuation once every two years. The last valuation of these obligations and plans was performed in 2003 wherein the results of these valuations form the basis of the fair value of the funded obligations and plan assets for 2003 and 2004.

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2004	2003
	% per annum	% per annum
Discount rate	11	11
Expected return on plan assets	11	11
Future salary increases	6.5-8	6.5-10

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004
(Amounts in United States dollars unless otherwise stated)

16. SHORT-TERM BORROWINGS (UNSECURED)

The amounts are unsecured, bearing weighted average effective interest rates at 2.0% to 8.4% (2003: 1.9% to 10.5%) per annum and mature within twelve months.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2004	2003
	$'000	*$'000*
Total borrowings at floating rates	29,810	31,276

17. DUE TO AN AFFILIATED COMPANY (NON-TRADE)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

18. TURNOVER

Turnover of the Company comprises of dividend income from its investment in subsidiaries.

Turnover of the Group comprises of gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered, and title has passed to customers. Significant intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Sale of goods	199,579	199,235	–	–
Dividend income from unquoted investment in subsidiaries	–	–	22,541	23,256
	199,579	199,235	22,541	23,256

19. OTHER OPERATING EXPENSES

	Group		Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Provision for inventory obsolescence	2,549	2,132	–	–
Incentive award benefit *(Note 26)*	434	1,800	–	–
Direct write-off of inventories	–	1,232	–	–
Write-off of deferred acquisition costs	486	351	486	351
Amortisation of intangibles	362	303	–	–
Net changes in fair value of biological assets that remain unsold as at the end of the year	475	(512)	–	–
Product claims	88	340	–	–
Product reconditioning costs	–	396	–	–
Others	1,897	2,157	290	94
	6,291	8,199	776	445

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

20. STAFF COSTS

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Wages and salaries *(Note (a) below)*	28,052	28,951	727	654
Social security costs	1,254	1,303	–	–
Pension costs - provident fund	382	367	–	–
Pension costs - defined benefit plans *(Note 15)*	1,166	1,076	–	–
Incentive award benefit *(Note 26)*	434	1,800	–	–
Production profit share *(Note (b) below)*	143	87	–	–
	31,431	33,584	727	654
Number of persons employed on a full-time basis at end of the year	5,727	5,707	–	–

(a) Includes directors' fees and remuneration of the Group and Company of approximately $1,028,000 and $637,000 (2003: $937,000 and $654,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long-term lease extending until 2032.

Privately owned lands are covered by existing crop producer and grower contracts which are continually being renewed. For certain private lands that exceed the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees, who are regular farmworkers and technical farmworkers, a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by DAR.

The Company has accrued for the estimated amount of production profit share of approximately $87,143 (2003: $87,000) that the Company believes is in full compliance with the implementing guidelines of the law.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

21. PROFIT FROM OPERATIONS

This is determined after charging (crediting) the following:

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Auditors' remuneration				
– payable to the auditors of the Company	116	124	105	111
– payable to other auditors	114	90	–	–
Non-audit fees				
– payable to the auditors of the Company	34	94	32	93
– payable to other auditors	128	–	–	–
Depreciation of fixed assets	5,375	5,196	–	–
Provision for doubtful trade debts	79	177	–	–
Research and development expenditure	175	158	–	–
Operating lease rentals	5,686	4,974	–	–
Gain on disposal of fixed assets	(92)	–	–	–
Write-back of provision	(69)	(16)	–	–

22. FINANCIAL INCOME (EXPENSES)

(a) Financial income

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Interest income from:				
– bank deposits	678	444	–	–
– affiliated companies	80	388	–	–
– others	3	–	–	–
	761	832	–	–

(b) Financial expenses

Interest expenses on:				
– bills payable	(1,869)	(1,720)	–	–
– factoring	(84)	(109)	–	–
– others	(401)	(333)	–	–
Foreign exchange losses, net	(221)	(437)	–	–
	(2,575)	(2,599)	–	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

23. TAXATION

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group	
	2004	**2003**
	$'000	*$'000*
Current tax		
– current year	3,953	2,159
Deferred tax		
– current year	1,162	(465)
	5,115	1,694

The Company

There is no tax expense for the Company as the income of the Company is exempt from all income taxes in the British Virgin Islands.

The Group

The effective income tax rate of the Group for the year was 15.4% (2003: 5.3%). The reconciliation between tax and profit before taxation multiplied by the applicable tax rate is as follows:

	Group	
	2004	**2003**
	$'000	*$'000*
Profit before taxation	33,174	31,891
Taxation on profit at the weighted average of the applicable tax rates *(see (b) below)*	4,230	1,441
Tax effect of IAS that was taxable at 15.4% (2003: 5.3%)	79	(136)
Final tax on dividend	799	382
Translation adjustment	1	–
Others	6	7
	5,115	1,694

(b) The applicable weighted average tax rate is determined to be 15.4% (2003: 5.3%) and is calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. Although the Group's principal subsidiary is in the Philippines where the current tax rate is 32% (2003: 32%), other companies in the Group operate their businesses in jurisdictions where they are subjected to lower tax rate or considered exempt from tax.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

23. **TAXATION** *(Cont'd)*

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group

	At beginning of year *$'000*	Charged/ (credited) to profit and loss *$'000*	Exchange differences *$'000*	At end of year *$'000*
Deferred income tax liabilities				
Accelerated depreciation allowance	3,450	349	(48)	3,751
Deferred growing crops	5,369	508	(74)	5,803
Net changes in fair value of biological assets that remain unsold as at the end of the year	103	(73)	–	30
	8,922	784	(122)	9,584
Deferred income tax assets				
Provisions	1,350	(387)	35	998
Foreign exchange differences	122	9	(2)	129
	1,472	(378)	33	1,127
Net deferred tax liabilities	7,450	1,162	(155)	8,457

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2004 of a subsidiary based in the Philippines, is approximately $3,779,000 (2003: $3,942,000) based on prevailing exchange rate at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

24. DIVIDENDS

	Group		Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Final dividend paid in respect of the previous financial year of 1.28 cents per share less tax at Nil % (2003: 1.56 cents per share less tax at Nil %)	13,748	16,717	13,748	16,717
Interim dividend paid of 0.54 cents per share less tax at Nil % (2003: 0.41 cents per share less tax at Nil %)	5,802	4,396	5,802	4,396
	19,550	21,113	19,550	21,113

Subsequent to the financial year, the directors declared a final dividend of 1.81 cents per share, less tax at Nil %, amounting to $19,448,000 in respect of the financial year ended 31 December 2004. These dividends have not been provided for in the financial year ended 31 December 2004.

25. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2004	2003
Net profit attributable to shareholders *($'000)*	28,112	30,197
Weighted average number of ordinary shares in issue *('000)*	1,073,800	1,071,838
Basic earnings per share *(in cents)*	2.62	2.82

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

For the diluted earnings per share in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit attributable to shareholders.

	2004	2003
Net profit attributable to shareholders, representing amount used to determine diluted earnings per share *($'000)*	28,112	30,197
Weighted average number of ordinary shares in issue *('000)*	1,073,800	1,071,838
Adjustments for share options *('000)*	2,700	930
Weighted average number of ordinary shares for diluted earnings per share *('000)*	1,076,500	1,072,768
Diluted earnings per share *(in cents)*	2.61	2.81

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

26. SIGNIFICANT RELATED PARTY TRANSACTIONS

The major shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings SA) and MCI Inc (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV in Amministrazione Straordinaria (incorporated in the Netherlands). MCI, Inc is a wholly-owned subsidiary of Macondray & Co, Inc (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*
Income				
Sales to Cirio Del Monte group of companies	21,071	20,218	–	–
Sales to Macondray group of companies	2,245	2,372	–	–
Financial income from Cirio Del Monte group of companies	80	388	–	–
Sub-total	23,396	22,978	–	–
Expenses				
Purchases from Cirio Del Monte group of companies	286	154	–	–
Purchases from Macondray group of companies	2,304	2,194	–	–
Management fees to a subsidiary, DMS	–	–	267	238
Purchases from Waterloo Land and Livestock Co Pty Ltd	4,749	7,128	–	–
Financial expenses to Cirio Del Monte group of companies	23	–	–	–
Sub-total	7,362	9,476	267	238
Aggregate value	30,758	32,454	267	238

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market driven, less certain allowances, with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group policy is to solicit competitive quotations. Bids from any related party are evaluated on arm's length commercial terms and subject to bidding against third party suppliers. Purchases are normally awarded based on the lowest price.

The aggregate value of the sales, purchases and other transactions between the Group, Cirio Del Monte group of companies and Macondray group of companies for the financial year 2004 amounted to $30.8 million (2003:$32.5 million). The related party transactions between Cirio Del Monte group are for nine months to 30 September 2004 with the acquisition of Del Monte Foods Europe by Fresh Del Monte Produce Inc from the Cirio Del Monte group on 1 October 2004. All related party transactions during the financial year (save for those below S$100,000) were conducted pursuant to the shareholders' mandate obtained at the Company's last Annual General Meeting ("AGM") held on 28 April 2004. The Company will seek a fresh mandate for recurring related party transactions in the forthcoming AGM to be held on 26 April 2005.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

26. SIGNIFICANT RELATED PARTY TRANSACTIONS *(Cont'd)*

Post employment benefits to management personnel and employees

Certain management personnel of the Group are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service (Note 15).

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value US$0.01 each were issued to the then directors at the IPO price US$0.63 each. As at 31 December 2004, the directors of the Company holding office at the end of the financial year held an aggregate of 2,818,000 (2003: 2,818,540) ordinary shares of par value US$0.01 each.

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2004, the outstanding number of IPO Options granted to the directors of the Company holding office at the end of the financial year was 2,403,837 (2003: 2,403,837).

In addition, on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2004, the outstanding number of Market Price Options granted to the directors of the Company holding office at the end of the financial year was 2,750,000 (2003: 2,750,000).

Incentive Award Programmes

The Group has incentive award programmes which cover its managerial and executive personnel. Each year, the Group accrues for estimated liability for bonuses based on the current year performance.

Supply contracts

The Group has a long-term supply contract for pineapple products with Del Monte International, Inc (formerly known as Cirio Del Monte International, Inc) formerly a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement, canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution to European, African and Middle Eastern markets. Pricing in this contract is market-driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 28(c)).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

27. CONTINGENCIES

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2004, the Group had outstanding letters of credit amounting to approximately $0.4 million (2003: $3.0 million).

(c) A subsidiary, DMPI has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately $6.0 million to another subsidiary. As at 31 December 2004, the subsidiary has not utilised the said bank facilities (2003: Nil).

28. COMMITMENTS

(a) Operating lease commitments

Based on existing agreements, the future minimum rental commitments as at 31 December 2004 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Within one year	6,706	4,292	–	–
Between one to five years	22,637	18,235	–	–
More than five years	34,978	38,993	–	–
	64,321	61,520	–	–

Included in the above were commitments denominated in Philippine Peso of PHP3,499 million (2003: PHP3,368 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

(b) Future capital expenditure

	Group		Company	
	2004	**2003**	**2004**	**2003**
	$'000	*$'000*	*$'000*	*$'000*
Capital expenditure not provided for in the financial statements				
– commitments in respect of contracts made	429	77	–	–
– uncommitted amounts approved by directors	8,815	6,338	–	–
	9,244	6,415	–	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

28. COMMITMENTS *(Cont'd)*

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market-driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(d) Forward foreign exchange contracts

During the year, a subsidiary entered into forward exchange contracts with certain banks to hedge against foreign currency exposures. As of 31 December 2004, there is no outstanding short-term forward exchange contract (2003: no outstanding short-term forward exchange contract).

29. FINANCIAL INSTRUMENTS

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2004 were $179.4 million, of which $26.8 million had been utilised. (2003: $143.0 million, of which $32.6 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group obtains financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk

Short-term funding is obtained from short-term bank loan facilities.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

29. FINANCIAL INSTRUMENTS *(Cont'd)*

Foreign exchange currency risk

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Credit risk

The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year-end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values

The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $8,325,000 (2003: $8,010,000). The fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

30. GROUP SEGMENTAL REPORTING

Primary reporting format – business segments

The Group sells its products on a worldwide basis. It products are broken down into: processed products, beverages and non-processed products. Each segment primarily consists of the following product variety: (1) Processed products: pineapple solids, tropical mixed fruits, tomato-based products, pasta, condiments and others; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Non-processed products: cattle and fresh pineapples.

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise of short-term deposits and cash and bank balances. Segment liabilities comprise of operating liabilities. Unallocated liabilities consist of short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises of additions to fixed assets and intangible assets.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING *(Cont'd)*

Year ended 31 December 2004

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	134,458	54,625	10,496	199,579
Profit from operations, representing segment result	22,649	12,156	183	34,988
Net foreign exchange loss	(137)	(83)	(1)	(221)
Profit before interest and taxation	22,512	12,073	182	34,767
Net interest expense	(990)	(595)	(8)	(1,593)
Profit before taxation	21,522	11,478	174	33,174
Taxation				(5,115)
Minority interest				53
Net profit attributable to shareholders				28,112
Segment assets	100,000	67,548	7,230	174,778
Unallocated assets				57,517
Consolidated total assets				232,295
Segment liabilities	26,066	8,638	567	35,271
Unallocated liabilities				39,443
Consolidated total liabilities				74,714
Capital expenditure	2,351	2,471	96	4,918
Depreciation	3,086	2,125	164	5,375
Amortisation	211	131	20	362
Non-cash expenses (net) other than depreciation and amortisation	2,606	1,191	33	3,830

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004
(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING *(Cont'd)*

Year ended 31 December 2003

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	137,204	47,425	14,606	199,235
Profit from operations, representing segment result	23,516	9,300	842	33,658
Net foreign exchange loss	(308)	(122)	(7)	(437)
Profit before interest and taxation	23,208	9,178	835	33,221
Net interest expense	(937)	(372)	(21)	(1,330)
Profit before taxation	22,271	8,806	814	31,891
Taxation				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2004

(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING *(Cont'd)*

Secondary reporting format – geographical segments

The Group's three business segments are managed on a worldwide basis through two main geographical areas, namely, Asia and Europe/North America.

	Turnover		Total assets		Capital expenditure	
	2004	2003	2004	2003	2004	2003
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Asia	131,412	127,239	232,295	221,644	4,918	7,559
Europe/North America	68,167	71,996	–	–	–	–
Total	199,579	199,235	232,295	221,644	4,918	7,559

Segmentation of revenue is based on the geographical area in which the customers are located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

31. DIRECTORS' REMUNERATION

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2004	2003	2004	2003	2004	2003
S$500,000 and above	–	–	–	–	–	–
S$250,000 to S$499,999	1	–	–	–	1	–
S$0 to S$249,999	2	3	8	8	10	11
	3	3	8	8	11	11

32. COMPARATIVE FIGURES

Turnover and gross profit for 2003 were restated due to a change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover. Turnover and gross profit before reclassification for 2003 were $200,445,000 and $58,497,000, respectively.

C AUDITED FINANCIAL INFORMATION

Set out below are the audited consolidated and company balance sheets, consolidated and company profit and loss accounts, consolidated and company statements of changes in equity, consolidated statement of cash flows and notes to the financial statements for the years ended 31 December 2002 and 31 December 2003 reproduced from the audited financial statements published in the Del Monte's annual report for the year ended 31 December 2003. The notes to such financial statements (as set out below) state that the financial statements have been prepared in accordance with IFRS and, save as otherwise disclosed in the notes, are consistent with those accounting policies used in the previous relevant financial year. As at the Latest Practicable Date, the Company has insufficient information to assess the accuracy of the financial statements and compliance thereof with IFRS accordingly, the Company takes no responsibility for their contents, other than in respect of their being correctly and fairly reproduced and presented.

BALANCE SHEETS
as at 31 December 2003
(Amounts in United States dollars)

		Group		Company	
		2003	2002	2003	2002
	Note	*$'000*	*$'000* (Restated)*	*$'000*	*$'000*
EQUITY					
Share capital	3	10,721	10,716	10,721	10,716
Share premium	4	65,936	65,815	66,075	65,954
Translation reserves	2	(67,665)	(64,360)	–	–
Revenue reserves		140,291	131,207	676	524
		149,283	143,378	77,472	77,194
ASSETS LESS LIABILITIES					
Fixed assets	5	48,719	48,441	–	–
Subsidiaries	6	–	–	10,149	10,149
Intangible assets	7	9,316	9,619	–	–
Other assets	8	6,033	5,351	–	–
Current assets					
Inventories	9	41,529	41,197	–	–
Biological assets	10	34,234	36,694	–	–
Trade debtors	11	20,672	19,556	–	–
Other debtors, deposits and prepayments	12	6,806	5,636	–	57
Due from subsidiaries (non-trade)	13	–	–	80,139	80,277
Due from affiliated companies (trade)		3,825	5,500	–	–
Due from shareholder companies (non-trade)	13	–	456	–	456
Short-term deposits		46,030	24,185	–	–
Cash and bank balances		4,480	3,652	6	4
		157,576	136,876	80,145	80,794

* *2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41, Agriculture, as mentioned on page 172.*

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS *(Cont'd)*
as at 31 December 2003
(Amounts in United States dollars)

		Group		Company	
		2003	**2002**	**2003**	**2002**
	Note	*$'000*	*$'000* (Restated)	*$'000*	*$'000*
Current liabilities					
Trade creditors		8,827	8,967	–	–
Other creditors and accruals	*14*	16,579	16,040	467	593
Due to subsidiaries (non-trade)	*13*	–	–	12,355	13,156
Short-term borrowings (unsecured)	*16*	31,276	15,232	–	–
Provision for taxation		732	1,139	–	–
		57,414	41,378	12,822	13,749
Net current assets		100,162	95,498	67,323	67,045
Non-current liabilities					
Due to an affiliated company (non-trade)	*17*	(7,497)	(7,279)	–	–
Deferred tax liabilities	23	(7,450)	(8,252)	–	–
		149,283	143,378	77,472	77,194

The accompanying notes are an integral part of the financial statements.

PROFIT AND LOSS ACCOUNTS

for the year ended 31 December 2003
(Amounts in United States dollars)

		Group		Company	
		2003	2002	2003	2002
	Note	*$'000*	*$'000*	*$'000*	*$'000*
			(Restated)		
Turnover	*18*	200,445	196,370	23,256	21,000
Cost of sales		(141,948)	(138,128)	–	–
Gross profit		58,497	58,242	23,256	21,000
Distribution and selling expenses		(13,568)	(11,083)	–	–
General and administration expenses		(3,373)	(3,266)	(1,546)	(1,413)
Other operating expenses	*19*	(7,898)	(4,748)	(445)	(374)
Profit from operations	*21*	33,658	39,145	21,265	19,213
Financial income	*22*	832	778	–	–
Financial expenses	*22*	(2,599)	(1,637)	–	–
Profit before taxation		31,891	38,286	21,265	19,213
Taxation	*23*	(1,694)	(3,118)	–	–
Net profit attributable to shareholders		30,197	35,168	21,265	19,213
Earnings per share (cents)					
– Basic	*25*	2.82	3.28		
– Diluted	*25*	2.81	3.28		

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2003
(Amounts in United States dollars)

The Group

	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2002, as previously stated	10,716	65,815	(61,953)	114,596	129,174
Adoption of new accounting policy (IAS 41)	–	–	–	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
Currency translation differences	–	–	(2,407)	–	(2,407)
Net gains and losses not recognised in profit and loss accounts	–	–	(2,407)	–	(2,407)
Net profit attributable to shareholders	–	–	–	35,168	35,168
Dividends *(Note 24)*	–	–	–	(19,182)	(19,182)
As at 31 December 2002, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Adoption of new accounting policy (IAS 41)	–	–	–	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	–	–	(3,305)	–	(3,305)
Shares issued under share option plan	5	121	–	–	126
Net gains and losses not recognised in profit and loss accounts	5	121	(3,305)	–	(3,179)
Net profit attributable to shareholders	–	–	–	30,197	30,197
Dividends *(Note 24)*	–	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY *(Cont'd)*
for the year ended 31 December 2003
(Amounts in United States dollars)

The Company

	Share capital $'000	Share premium $'000	Revenue reserves $'000	Total $'000
As at 1 January 2002	10,716	65,954	493	77,163
Net profit attributable to shareholders	–	–	19,213	19,213
Dividends *(Note 24)*	–	–	(19,182)	(19,182)
As at 31 December 2002	10,716	65,954	524	77,194
As at 1 January 2003	10,716	65,954	524	77,194
Shares issued under share option plan	5	121	–	126
Net gains and losses not recognised in profit and loss accounts	5	121	–	126
Net profit attributable to shareholders	–	–	21,265	21,265
Dividends *(Note 24)*	–	–	(21,113)	(21,113)
As at 31 December 2003	10,721	66,075	676	77,472

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2003
(Amounts in United States dollars)

	2003	2002
	$'000	*$'000*
		(Restated)
Cash flows from operating activities		
Net profit attributable to shareholders	30,197	35,168
Adjustments for:		
Depreciation and amortisation	5,499	4,708
Provision for inventory obsolescence	2,132	1,130
Provision for asset impairment	137	–
Provision for doubtful debts (Write-back of)	177	63
provision for deferred income tax	(465)	535
Loss on disposal of fixed assets	–	48
Operating profit before working capital changes	37,677	41,652
Decrease (increase) in:		
Other assets	(682)	(1,993)
Inventories	(2,443)	(2,785)
Biological assets	2,460	(1,210)
Trade debtors	(1,251)	(4,366)
Other debtors, deposits and prepayments	(1,170)	1,912
Due from shareholder companies	456	–
Increase (decrease) in:		
Trade creditors, other creditors and accruals	399	(8,100)
Due to affiliated companies (trade and non-trade)	1,893	945
Provision for taxation	(407)	413
Net cash generated from operating activities	36,932	26,468
Cash flows from investing activities		
Proceeds from disposal of fixed assets	46	91
Purchase of fixed assets	(7,559)	(10,315)
Net cash used in investing activities	(7,513)	(10,224)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS *(Cont'd)*
for the year ended 31 December 2003
(Amounts in United States dollars)

	2003 *$'000*	2002 *$'000* (Restated)
Cash flows from financing activities		
Short-term borrowings	16,044	8,160
Dividends paid	(21,113)	(19,182)
Proceeds from exercise of stock option	126	–
Net cash used in financing activities	(4,943)	(11,022)
Effect of exchange rate changes on cash and cash equivalents	(1,803)	(1,550)
Net increase in cash and cash equivalents	22,673	3,672
Cash and cash equivalents, beginning of year	27,837	24,165
Cash and cash equivalents, end of year	50,510	27,837

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003 *$'000*	2002 *$'000* (Restated)
(a) Cash paid (received) during the year, included in operating activities		
Interest expenses	1,697	1,231
Interest income	(751)	(696)
Income taxes	2,632	2,131
(b) Analysis of the balances of cash and cash equivalents		
Cash and bank balances	4,480	3,652
Short-term deposits	46,030	24,185
	50,510	27,837

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. DOMICILE AND ACTIVITIES

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2003 were authorised for issue in accordance with a resolution of the directors dated 15 March 2004.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and under the historical cost convention except for the measurement of biological assets (livestock) and agricultural produce (harvested pineapples) at fair value less point-of-sale costs.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year, except for the adoption of International Accounting Standard (IAS) 41, Agriculture, in the current year as mentioned on page 172.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All significant intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered, and title has passed, to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the asset.

Fixed assets

Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis over its expected useful life as follows:

	Years
Freehold buildings	45
Buildings, land improvements and leasehold improvements	3 – 45
Machinery and equipment	3 – 15
Dairy and breeding herd	3.5 – 6

Land improvements, comprising expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms of the lease.

Dairy and breeding herd relates to livestock (cattle) being reared for milking and breeding purposes.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

Fully depreciated assets are retained in the financial statements until they are no longer in use, and no further charge for depreciation is made in respect of these assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Fixed assets *(Cont'd)*

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange difference arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or controls the composition of the board of directors.

Affiliated companies

An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets

Intangible assets are recognised if it is probable that future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably.

Intangible assets relate to trademarks which are stated at acquisition cost or net present value of future cash payments of the acquisition cost at the date of the acquisition and are amortised on a straight-line basis over the expected future economic life of 40 years. These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified territories. Management considers that there are market opportunities for the Group in the geographical regions covered by these trademarks and it is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

Research and development costs

Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when its future recoverability can reasonably be regarded as assured. Capitalised development costs are amortised over the period of expected future sales from the related project.

Other development costs are charged to profit and loss account when incurred.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Impairment of assets

(a) Financial instruments

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the Company or Group will not collect all amounts due according to the contractual terms of receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the profit and loss account. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in the profit and loss account. However, the increased carrying amount is only recognised to the extent it does not exceed what the amortised cost would have been had the impairment not been recognised.

(b) Other assets

Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in the profit and loss account.

Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost of finished goods and livestock is based on the weighted average method, while the cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Provisions

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event; and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Operating leases

Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Income tax

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred acquisition costs

Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of the cost of investment upon the consummation of the related acquisition. Other general administrative costs, including the cost of maintaining an acquisition department, are recognised as expense as incurred.

Deferred acquisition costs are written off to the profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments

As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and non-current payables. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 15 to 30-day terms.

The carrying amounts of the short-term borrowings approximate their fair values based on borrowing rates currently available for short-term borrowings with similar terms and maturity. Where the effect of time value of money is material, the non-current liabilities are the present values of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 7 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

Reserves

Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Foreign currencies

The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated receivables and payables. On inception, the Group's Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge).

The Group's criteria for hedge accounting treatment include: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

(a) Fair value hedge

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

(b) Cash flow hedge

Changes in the fair value of a hedging instrument, that qualifies as a highly effective cash flow hedge, are recognised directly in the translation reserve account in shareholders' equity. The ineffective portion is immediately recognised in the profit or loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from the translation reserve account to the profit or loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Foreign currencies *(Cont'd)*

(b) Cash flow hedge (Cont'd)

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

Retirement plan

A subsidiary, Del Monte Philippines, Inc, operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the attained age actuarial cost method to account for the retirement plan obligations. The use of the attained age actuarial cost method is allowed under generally accepted accounting principles of the Philippines, under which the subsidiary reports its statutory financial statements. For purposes of Group financial statements, adjustments have been made to the retirement plan obligations, where necessary, using the projected credit method to comply with IAS 19 (revised 2000), Employee Benefits. Under the projected unit credit method, the cost of providing this pension is charged to the profit and loss accounts so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using an interest rate of 11% per annum. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets. The actuarial gains and losses are spread forward and taken to the profit and loss account over the expected average remaining service lives of employees.

The subsidiary's contributions to the contributory provident plan are charged to the profit and loss account in the year to which they relate.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

Adoption of new accounting policy: IAS 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce, at the point of harvest, to be measured on initial recognition and, at each balance sheet date, at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where the fair value of the biological assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The adoption of this new accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by $632,000, as at 1 January 2003 with a corresponding increase in the revenue reserves as at 1 January 2003.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Adoption of new accounting policy: IAS 41, Agriculture *(Cont'd)*

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

	2003 *$'000*	2002 *$'000*
Changes in fair value		
Included in costs of sales, relating to livestock and harvested pineapples sold during the year	8,010	9,788
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the year	512	7
Total change in fair value	8,522	9,795

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 had the effect of increasing the Group's profit before interest and tax (PBIT) and net profit for 2003 by approximately $512,000 and $485,000, respectively.

	2003 *$'000*	2002 *$'000*
IAS 41 Impact on profitability		
PBIT	512	7
Net profit	485	7

Deferred tax liability arising from the temporary differences between the tax base of biological assets (livestock) and agricultural produce (harvested pineapples) and their carrying amount is accounted for in accordance with the accounting policy stated above.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL

	2003	2002
	$'000	*$'000*
Authorised		
– 2,000,000,000 (2002: 2,000,000,000) ordinary shares of $0.01 each	20,000	20,000
Issued and fully paid		
Beginning of year		
– 1,071,629,194 (2002: 1,071,629,194) ordinary shares of $0.01 each	10,716	10,716
Issued during the year		
– 450,000 (2002: Nil) ordinary shares of $0.01 each	5	–
End of year		
– 1,072,079,194 (2002: 1,071,629,194) ordinary shares of $0.01 each	10,721	10,716

Outstanding options

As at 31 December 2003, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of Grant	Description	As at 1 January 2003 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2003	No. of holders	Exercise price[1]	Exercise period
30.7.1999	IPO Options[2]	6,446,180	830,915	-	5,615,265	30	US$0.504	30.7.2000 - 29.7.2009
2.3.2001	Market Price Options[3]	12,400,000	890,000	450,000	11,060,000	38	S$0.490	2.3.2003 - 1.3.2011
29.5.2002	Market Price Options[4]	3,200,000	330,000	-	2,870,000	91	S$0.470	29.5.2004 - 28.5.2012

(1) On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars (US$).

(2) Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of US$0.63, less a 20% discount, or US$0.504 (as at 15 March 2004, this is equivalent to about S$0.863).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

3. **SHARE CAPITAL** *(Cont'd)*

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Granted during the year	Aggregate Options granted as at 31 December 2003	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding as at 31 December 2003
Martin P Lorenzo	–	1,269,841	–	–	1,269,841
Regina Lorenzo H-Davila	–	190,477	–	–	190,477
Marco P Lorenzo	–	175,502	–	–	175,502
Tomas P Lorenzo	–	–	–	–	–

(3) In 2001, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders, and the latter's associates. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.49.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) In 2002, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.47.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

3. SHARE CAPITAL *(Cont'd)*

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a controlling shareholder company, no director or employee of a controlling shareholder company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a controlling shareholder company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy.

4. SHARE PREMIUM

	Group		Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
At beginning of year	65,815	65,815	65,954	65,954
Shares issued under share option plan 450,000 ordinary shares of $0.01 each (2002: Nil)	121	–	121	–
At end of year	65,936	65,815	66,075	65,954

Under the British Virgin Islands law in whose jurisdiction the Company operates, the Company's share premium, translation reserves and revenue reserves form part of the Company's surplus account that may be available for dividend distribution.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*
for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

5. **FIXED ASSETS**

Group

	Freehold land and buildings	Buildings, land improvements and leasehold improvements	Machinery and equipment	Dairy and breeding herd	Construction-in-progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost						
As at 1.1.2003	6,169	4,370	66,155	436	3,835	80,965
Additions	897	461	5,031	-	1,170	7,559
Disposals	(36)	(36)	(173)	(39)	-	(284)
Reclassifications	29	-	3,781	-	(3,810)	-
Currency realignment	(258)	(175)	(2,944)	(19)	16	(3,380)
As at 31.12.2003	6,801	4,620	71,850	378	1,211	84,860
Accumulated depreciation						
As at 1.1.2003	2,404	1,129	28,768	223	-	32,524
Charge for the year	96	216	4,844	40	-	5,196
Impairment loss	28	-	109	-	-	137
Disposals	(17)	(36)	(151)	(34)	-	(238)
Currency realignment	(106)	(41)	(1,390)	59	-	(1,478)
As at 31.12.2003	2,405	1,268	32,180	288	-	36,141
Charge for 2002	48	243	4,059	55	-	4,405
Net book value						
As at 31.12.2003	4,396	3,352	39,670	90	1,211	48,719
As at 31.12.2002	3,765	3,241	37,387	213	3,835	48,441

Interest cost capitalised for the year amounted to approximately $72,000 (2002: $186,000).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*
for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

6. **SUBSIDIARIES**

	2003 $'000	2002 $'000
Unquoted equity shares, at cost	10,149	10,149

The Company and the Group had the following subsidiaries as at 31 December 2003:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group 2003 %	2002 %	Cost of investment by the Company 2003 $'000	2002 $'000
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL")[i]	Investment holding	British Virgin Islands	100	100	10,139	10,139
GTL Limited ("GTL")[i]	Trading food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	100	100	10	10
DMPL Management Services Pte Ltd ("DMS")[ii]	Providing administrative support and liaison services to the Group	Singapore	100	100	(iii)	(iii)
					10,149	10,149

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

6. SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group 2003 %	2002 %
Held by DMPRL				
Central American Resources Inc ("CARI")[i]	Investment holding and trading food products mainly under the brand name "Del Monte"	Panama	100	100
Held by CARI				
Del Monte Philippines, Inc ("DMPI")[iv]	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	100	100
Dewey Limited ("Dewey")[i]	Owner of the "Del Monte" and "Today's" trademarks in the Philippines	Bermuda	100	100
Pacific Brands Philippines, Inc ("PBPI")[iv]	Dormant	State of Delaware, USA	100	100
Hordaland Company Limited ("Hordaland")[i]	Dormant	Hong Kong	100	100

(i) Not required to be audited by law in its country of incorporation
(ii) Audited by Ernst & Young, Singapore
(iii) Cost of investment of $1 (2002: $1)
(iv) Audited by Sycip Gorres Velayo & Co, associate firm of Ernst & Young, Singapore

7. INTANGIBLE ASSETS

	Group 2003 $'000	2002 $'000
Cost	12,115	12,115
Less accumulated amortisation	(2,799)	(2,496)
	9,316	9,619

Movements in accumulated amortisation during the financial year were as follows:

	2003	2002
At beginning of year	2,496	2,193
Amortisation during the year	303	303
At end of year	2,799	2,496

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

7. INTANGIBLE ASSETS *(Cont'd)*

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, a total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by installments. Each installment will equal forty percent of "Net Income" which is determined on the basis specified in the agreement, but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate that approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2003 are $6,261,000 and 33 years (2002: $6,451,000 and 34 years), respectively.

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2003 are $3,055,000 and 27 years (2002: $3,168,000 and 28 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

8. OTHER ASSETS

	Group	
	2003	**2002**
	$'000	*$'000*
Advances to growers	4,717	4,159
Land expansion (development cost of acquired leased areas)	912	803
Others	404	389
	6,033	5,351

Advances to growers may be applied against the minimum guaranteed profits to growers. Land expansion assets are development costs of newly acquired leased areas which include costs such as creation of access roads, construction of bridges and clearing costs.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

9. INVENTORIES

	Group	
	2003	**2002**
	$'000	*$'000*
		(Restated)
Finished goods		
– at cost	16,733	9,472
– at net realisable value	142	24
Raw materials and packaging supplies		
– at cost	24,222	31,701
– at net realisable value	432	–
	41,529	41,197

Movements in provision for inventory obsolescence during the financial year were as follows:

At beginning of year	440	523
Provision for the year	2,132	1,130
Write-off against provision	(46)	(1,171)
Currency realignment	(21)	(42)
At end of year	2,505	440

10. BIOLOGICAL ASSETS

	Group	
	2003	**2002**
	$'000	*$'000*
Livestock		
– at fair value	2,623	3,691
– at cost	1,122	2,033
	3,745	5,724
Deferred growing crops – at cost	30,489	30,970
	34,234	36,694

The Group's livestock comprises live cattle, growing herd, beef herd, dairy and cattle for slaughter. The fair value was determined based on the actual selling prices approximating those at year end less estimated point-of-sale costs. Live cattle are valued at fair value less estimated point-of-sale costs. Growing herd, beef herd, dairy and cattle for slaughter are valued at cost.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

10. BIOLOGICAL ASSETS *(Cont'd)*

Reconciliation of changes in the carrying amount:

	Group	
	2003	**2002**
	$'000	*$'000*
Livestock		
At beginning of year/date of acquisition	5,724	4,921
Currency realignment	(250)	(143)
Increases due to purchases	14,082	18,744
Gain (loss) arising from changes in fair value less estimated point-of-sale costs attributable to price changes	369	(292)
Decreases due to sales	(16,180)	(17,506)
At end of year	3,745	5,724

	Group	
	2003	**2002**
	$'000	*$'000*
Deferred growing crops		
At beginning of year	30,970	30,563
Currency realignment	(1,302)	(901)
Additions	24,468	24,324
Harvested	(23,647)	(23,016)
At end of year	30,489	30,970

11. TRADE DEBTORS

	Group	
	2003	**2002**
	$'000	*$'000*
Trade debtors	21,633	20,512
Less provision for doubtful debts	(961)	(956)
	20,672	19,556

Movements in provision for doubtful debts during the financial year were as follows:

At beginning of year	956	1,236
Provision for the year	177	63
Write-back of provision	(16)	–
Write-off against provision	(114)	(305)
Currency realignment	(42)	(38)
At end of year	961	956

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

12. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Prepayments	4,093	3,263	–	–
Non-trade debtors	949	920	–	–
Deposits	796	514	–	–
Other recoverables	725	617	–	–
Downpayment from contractors	243	265	–	–
Deferred acquisition costs	–	57	–	57
	6,806	5,636	–	57

Deferred acquisition costs relate to costs which are directly attributed to potential acquisition of investments which are being considered by the Group.

13. DUE FROM/TO SUBSIDIARIES/SHAREHOLDER COMPANIES (NON-TRADE)

These balances are unsecured, non-interest bearing and repayable on demand.

14. OTHER CREDITORS AND ACCRUALS

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Accrued operating expenses	10,124	9,479	461	587
Customer deposits	3,324	3,470	–	–
Accrued payroll expenses	1,760	2,171	–	–
Withheld from employees (taxes and social security cost)	858	783	–	–
Value-added tax payable	494	84	–	–
Other creditors	19	53	6	6
	16,579	16,040	467	593

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $89,000 (2002: $85,000) (Note 15).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

15. RETIREMENT BENEFIT OBLIGATIONS

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss account amounted to about PHP58.4 million or $1,076,000 for the year (2002: PHP53.7 million or $1,034,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

Amount recognised in the balance sheet:

	Group	
	2003	**2002**
	$'000	*$'000*
Present value of funded obligations	24,600	20,487
Fair value of plan assets	(24,298)	(22,483)
	302	(1,996)
Unrecognised actuarial (gains) loss	(213)	2,081
Net liability recorded under accrued payroll expenses *(Note 14)*	89	85

The pension plan assets include some of the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2002: $5,554,000).

The amount recognised in the profit and loss account is as follows:

	Group	
	2003	**2002**
	$'000	*$'000*
Current service cost	1,070	1,039
Interest cost	2,493	2,425
Expected return on plan assets	(2,487)	(2,430)
Total included in staff costs *(Note 20)*	1,076	1,034

The actual return on plan assets was $2,854,000 (2002: $2,259,700).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2003	**2002**
	$'000	*$'000*
At beginning of year	85	78
Exchange differences	(28)	(29)
Total expense	1,076	1,034
Contributions paid	(1,044)	(998)
At end of year	89	85

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

15. RETIREMENT BENEFIT OBLIGATIONS *(Cont'd)*

The funded obligation and plan assets are measured and valued with the advice of qualified actuaries who carry out a full valuation once every two years. The last valuation of these obligations and plans was performed in 2001 wherein the results of these valuations form the basis of the fair value of the funded obligations and plan assets for 2002 and 2003.

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2003	2002
	% per annum	% per annum
Discount rate	11	14
Expected return on plan assets	11	12
Future salary increases	6.5 – 10	10

16. SHORT-TERM BORROWINGS (UNSECURED)

The amounts are unsecured, bearing weighted average effective interest rates at 1.9% to 10.5% (2002: 3.1% to 8.1%) per annum and mature within twelve months.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2003	2002
	$'000	*$'000*
Total borrowings at floating rates	31,276	15,232

17. DUE TO AN AFFILIATED COMPANY (NON-TRADE)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

18. TURNOVER

Turnover of the Company comprises dividend income from its investment in subsidiaries.

Turnover of the Group comprises gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered, and title has passed, to customers. Significant intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Sale of goods	200,445	196,370	–	–
Dividend income from unquoted investment in subsidiaries	–	–	23,256	21,000
	200,445	196,370	23,256	21,000

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

19. OTHER OPERATING EXPENSES

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000* (Restated)	*$'000*	*$'000*
Provision for inventory obsolescence	2,132	1,130	–	–
Incentive award benefit *(Note 26)*	1,800	1,861	–	–
Direct write-off of inventories	1,232	219	–	–
Write-off of deferred acquisition costs	351	184	351	184
Amortisation of trademarks	303	303	–	–
IAS 41 – changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the year	(512)	(7)	–	–
Product claims	340	118	–	–
Product reconditioning costs	396	–	–	–
Others	1,856	940	94	190
	7,898	4,748	445	374

20. STAFF COSTS

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Wages and salaries *(Note (a) below)*	28,951	28,343	654	596
Social security costs	1,303	1,173	–	–
Pension costs – provident fund	367	318	–	–
Pension costs – defined benefit plans *(Note 15)*	1,076	1,034	–	–
Incentive award benefit *(Note 26)*	1,800	1,861	–	–
Production profit share *(Note (b) below)*	87	158	–	–
	33,584	32,887	654	596
Number of persons employed on a full-time basis at end of the year	5,707	5,790	–	–

(a) Includes directors' fees and remuneration of the Group and Company of approximately $937,000 and $654,000 (2002: $948,000 and $596,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

20. STAFF COSTS *(Cont'd)*

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long-term lease extending until 2032.

Privately owned lands are covered by existing crop producer and grower contracts which are continually being renewed. For certain private lands that exceed the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees, who are regular farmworkers and technical farmworkers, a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by DAR.

The Company has accrued for the estimated amount of production profit share of approximately $87,000 (2002: $158,000) that the Company believes is in full compliance with the implementing guidelines of the law.

21. PROFIT FROM OPERATIONS

This is determined after charging the following:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Auditors' remuneration				
– payable to the auditors of the Company	124	107	111	94
– payable to other auditors	90	80	–	–
Non-audit fees				
– payable to the auditors of the Company	94	1	93	1
– payable to other auditors	–	10	–	10
Depreciation of fixed assets	5,196	4,405	–	–
Provision for doubtful trade debts	177	63	–	–
Provision for inventory obsolescence	2,132	1,130	–	–
Research and development expenditure	158	119	–	–
Operating lease rentals	4,974	4,681	–	–
Loss on disposal of fixed assets	–	48	–	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

22. FINANCIAL INCOME (EXPENSES)

(a) Financial income

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Interest income from:				
– bank deposits	444	495	–	–
– affiliated companies	388	283	–	–
	832	778	–	–

(b) Financial expenses

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Interest expenses on:				
– bills payable	(1,720)	(1,091)	–	–
– factoring	(109)	(141)	–	–
– others	(333)	(298)	–	–
Foreign exchange losses, net	(437)	(107)	–	–
	(2,599)	(1,637)	–	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

23. TAXATION

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group 2003 $'000	Group 2002 $'000
Current tax		
– current year	2,159	2,583
Deferred tax		
– current year	(465)	535
	1,694	3,118

The Company

There is no tax expense for the Company as the income of the Company is exempt from all income taxes in the British Virgin Islands.

The Group

The effective income tax rate of the Group for the year was 5.3% (2002: 8.2%). The reconciliation between tax and profit before taxation multiplied by the applicable tax rate is as follows:

	Group 2003 $'000	Group 2002 $'000
Profit before taxation	31,891	38,286
Taxation on profit at the weighted average of the applicable tax rates *(see (b) below)*	1,441	3,145
Tax effect of IAS that was taxable at 5.3% (2002: 8.2%)	(136)	(3)
Final tax on dividend	382	–
Translation adjustment	–	(29)
Others	7	5
	1,694	3,118

(b) The applicable weighted average tax rate is determined to be 5.3% (2002: 8.2%) and is calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. Although the Group's principal subsidiary is in the Philippines where the current tax rate is 32% (2002: 32%), other companies in the Group operate their businesses in jurisdictions where they are subjected to lower tax rate or considered exempt from tax.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

23. TAXATION *(Cont'd)*

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group

	At beginning of year $'000 (Restated)	Charged/ (credited) to profit and loss $'000	Exchange difference $'000	At end of year $'000
Deferred income tax liabilities				
Accelerated depreciation allowance	3,242	349	(141)	3,450
Deferred growing corps	5,484	117	(232)	5,369
IAS 41 – changes in fair value of livestock and harvested pineapples that remained unsold as at the end of the year	76	27	–	103
	8,802	493	(373)	8,922
Deferred income tax assets				
Provisions	428	954	(32)	1,350
Foreign exchange differences	122	5	(5)	122
	550	959	(37)	1,472
Net deferred tax liabilities	8,252	(466)	(336)	7,450

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2003 of a subsidiary based in the Philippines, is approximately $12,877,000 (2002: $13,305,000).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

24. DIVIDENDS

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Final dividend paid in respect of the previous financial year of 1.56 cents per share less tax at Nil % (2002: 1.38 cents per share less tax at Nil %)	16,717	14,788	16,717	14,788
Interim dividend paid of 0.41 cents per share less tax at Nil % (2002: 0.41 cents per share less tax at Nil %)	4,396	4,394	4,396	4,394
	21,113	19,182	21,113	19,182

Subsequent to the financial year, the directors declared a final dividend of 1.28 cents per share, less tax at Nil %, amounting to $13,722,614 in respect of the financial year ended 31 December 2003. These dividends have not been provided for in the financial year ended 31 December 2003.

25. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2003	2002
Net profit attributable to shareholders *($'000)*	30,197	35,168
Weighted average number of ordinary shares in issue *('000)*	1,071,838	1,071,629
Basic earnings per share *(in cents)*	2.82	3.28

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

For the diluted earnings per share in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit attributable to shareholders.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

25. EARNINGS PER SHARE *(Cont'd)*

	2003	2002
Net profit attributable to shareholders, representing amount used to determine diluted earnings per share *($'000)*	30,197	35,168
Weighted average number of ordinary shares in issue *('000)*	1,071,838	1,071,629
Adjustments for share options *('000)*	930	–
Weighted average number of ordinary shares for diluted earnings per share *('000)*	1,072,768	1,071,629
Diluted earnings per share *(in cents)*	2.81	3.28

26. SIGNIFICANT RELATED PARTY TRANSACTIONS

The major shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings SA) and MCI Inc (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV in Amministrazione Straordinaria (incorporated in the Netherlands). MCI, Inc is a wholly-owned subsidiary of Macondray & Co, Inc (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2003	2002	2003	2002
	$'000	*$'000* (Restated)	*$'000*	*$'000*
Income				
Sales to Cirio Del Monte group of companies	20,218	19,247	–	–
Sales to Macondray group of companies	2,372	1,571	–	–
Financial income from Cirio Del Monte group of companies	388	224	–	–
Financial income from Macondray group of companies	–	43	–	–
Sub-total	22,978	21,085	–	–
Expenses				
Purchases from Cirio Del Monte group of companies	154	166	–	–
Purchases from Macondray group of companies	2,194	2,263	–	–
Management fees to a subsidiary, DMS	–	–	238	220
Purchases from Waterloo Land and Livestock Co Pty Ltd (WALLCO)*	7,128	4,875	–	–
Sub-total	9,476	7,304	238	220
Aggregate value	32,454	28,389	238	220

* *WALLCO became an affiliated company in May 2002.*

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

26. SIGNIFICANT RELATED PARTY TRANSACTIONS *(Cont'd)*

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market driven, less certain allowances, with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group policy is to solicit competitive quotations. Bids from any related party are evaluated on arm's length commercial terms and subject to bidding against third party suppliers. Purchases are normally awarded based on the lowest price.

The aggregate value of the sales, purchases and other transactions between the Group, Cirio Del Monte group of companies and Macondray group of companies for the financial year 2003 amounted to $32.5 million (2002: $28.4 million). All related party transactions during the financial year (save for those below S$100,000) were conducted pursuant to the shareholders' mandate obtained at the Company's last Annual General Meeting ("AGM") held on 14 May 2003. The Company will seek a fresh mandate for recurrent related party transactions in the forthcoming AGM to be held on 28 April 2004.

Post employment benefits to management personnel and employees

Certain management personnel of the Group and directors of the Company are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service (Note 15).

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value US$0.01 each were issued to the then directors at the IPO price US$0.63 each. As at 31 December 2003, the directors of the Company holding office at the end of the financial year held an aggregate of 2,818,540 (2002: 3,214,000) ordinary shares of par value US$0.01 each.

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2003, the outstanding number of IPO options granted to the directors of the Company holding office at the end of the financial year was 2,403,837 (2002: 2,781,835).

In addition, on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2003, the outstanding number of Market Price Options granted to the directors of the Company holding office at the end of the financial year was 2,750,000 (2002: 3,250,000).

Incentive award programmes

The Group has incentive award programmes which cover its managerial and executive personnel. Each year, DMPI accrues for estimated liability for bonuses based on the current year performance.

Supply contracts

The Group has a long-term supply contract for pineapple products with Del Monte International, Inc, (formerly known as Cirio Del Monte International, Inc) a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement, canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution in European, African and Middle Eastern markets. Pricing in this contract is market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 28(c)).

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

27. CONTINGENCIES

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2003, the Group had outstanding letters of credit amounting to approximately $3.0 million (2002: $2.1 million).

(c) A subsidiary, DMPI, has issued a corporate guarantee in favour of a bank for granting bank facilities totalling approximately $11.0 million to another subsidiary, GTL. As at 31 December 2003, GTL has not utilised the said bank facilities (2002: $5.0 million).

28. COMMITMENTS

(a) Operating lease commitments

Based on the existing agreements, the future minimum rental commitments as at 31 December 2003 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Within one year	4,292	3,343	–	–
Between one to five years	18,235	15,371	–	–
More than five years	38,993	44,218	–	–
	61,520	62,932	–	–

Included in the above were commitments denominated in Philippine Peso of PHP3,368 million (2002: PHP3,309 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

(b) Future capital expenditure

	Group		Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Capital expenditure not provided for in the financial statements				
– commitments in respect of contracts made	77	1,925	–	–
– uncommitted amounts approved by directors	6,338	4,206	–	–
	6,415	6,131	–	–

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

28. COMMITMENTS *(Cont'd)*

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(d) Forward foreign exchange contracts

During the year, a subsidiary entered into forward exchange contracts with certain banks to hedge against foreign currency exposures during the year. As of 31 December 2003, there is no outstanding short-term forward exchange contract (2002: no outstanding short-term forward exchange contract).

29. FINANCIAL INSTRUMENTS

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2003 were $143.0 million, of which $32.6 million had been utilised (2002: $138.1 million, of which $20.2 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group obtains additional financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk

Short-term funding is obtained from short-term bank loan facilities.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003
(Amounts in United States dollars unless otherwise stated)

29. FINANCIAL INSTRUMENTS *(Cont'd)*

Foreign exchange currency risk

Foreign currency risk arises from a change in foreign currency exchange rate, which is expected to have an adverse effect on the Group in the current reporting period and in future years. The Group operates within the Asia Pacific region and the Americas and companies within the Group maintain their books and records in their respective measurement currencies. The Group's accounting policy is to translate the profits/losses of overseas companies using the average exchange rates during the year. Net assets denominated in foreign currencies and held at the year-end are translated into United States dollar, the Group's reporting currency, at exchange rates approximating those prevailing at the balance sheet date. Fluctuations in the exchange rate between the measurement currencies and the United States dollar will therefore have an impact on the Group.

A subsidiary of the Group operating in the Philippines, with measurement currencies in pesos, is exposed to the volatility in its foreign currency cash flows from sales and purchases denominated in foreign currencies, primarily in the United States dollar and euro. The subsidiary relies on some natural hedge and hedging as a risk management tool.

The Group and its subsidiary companies use forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports and existing foreign currency denominated receivables and payables.

Credit risk

The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year-end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values

The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $8,010,000 (2002: $7,359,000). The fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

30. GROUP SEGMENTAL REPORTING

Primary reporting format – business segments

The Group sells its products on a worldwide basis. Its main business is the manufacture and sale of processed and fresh fruit products, which are broken down into three product segments. The product segments are processed products, beverages and non-processed products. Each segment primarily consists of the following product variety: (1) Processed products: pineapple solids, tropical mixed fruits, tomato-based products, pasta, vinegar and others; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Non-processed products: cattle and fresh pineapples.

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

30. **GROUP SEGMENTAL REPORTING** *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise short-term deposits and cash and bank balances. Segment liabilities comprise operating liabilities. Unallocated liabilities comprise short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises additions to fixed assets and intangible assets.

Year ended 31 December 2003

	Processed Products	Beverages	Non-processed Products	Consolidated
	$'000	$'000	$'000	$'000
Turnover	137,644	48,195	14,606	200,445
Profit from operations, representing segment result	23,822	9,351	485	33,658
Net foreign exchange loss	(305)	(126)	(6)	(437)
Profit before interest and taxation*	23,517	9,225	479	33,221
Net interest expense	(926)	(384)	(20)	(1,330)
Profit before taxation	22,591	8,841	459	31,891
Taxation				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

* *Effective 2003, the Group adopted the generally accepted definition of PBIT, which is Profit before Interest and Tax. Previously, the Group's definition of PBIT was Profit before Interest Expense, Foreign Exchange Loss and Tax.*

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

Year ended 31 December 2002 (Restated)

	Processed Products *$'000*	Beverages *$'000*	Non-processed Products *$'000*	Consolidated *$'000*
Turnover	134,394	41,380	20,596	196,370
Profit from operations, representing segment result	29,308	7,710	2,127	39,145
Net foreign exchange loss	(79)	(24)	(4)	(107)
Profit before interest and taxation	29,229	7,686	2,123	39,038
Net interest expense	(563)	(157)	(32)	(752)
Profit before taxation	28,666	7,529	2,091	38,286
Taxation				(3,118)
Net profit attributable to shareholders				35,168
Segment assets	111,909	50,172	10,369	172,450
Unallocated assets				27,837
Consolidated total assets				200,287
Segment liabilities	24,235	6,474	1,577	32,286
Unallocated liabilities				24,623
Consolidated total liabilities				56,909
Capital expenditure	6,062	4,086	167	10,315
Depreciation	2,542	1,683	180	4,405
Amortisation	199	67	37	303
Non-cash expenses (net) other than depreciation and amortisation	1,315	521	(60)	1,776

NOTES TO THE FINANCIAL STATEMENTS *(Cont'd)*

for the year ended 31 December 2003

(Amounts in United States dollars unless otherwise stated)

30. GROUP SEGMENTAL REPORTING *(Cont'd)*

Secondary reporting format – geographical segments

The Group's three business segments are managed on a worldwide basis through two main geographical areas, namely, Asia and Europe/North America.

	Turnover		Total assets		Capital expenditure	
	2003	2002	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000* (Restated)	*$'000*	*$'000*
Asia	128,449	133,536	221,644	200,287	7,559	10,315
Europe/ North America	71,996	62,834	–	–	–	–
Total	200,445	196,370	221,644	200,287	7,559	10,315

Segmentation of revenue is based on the geographical area in which the customers are located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

31. DIRECTORS' REMUNERATION

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2003	2002	2003	2002	2003	2002
S$500,000 and above	–	1	–	–	–	1
S$250,000 to S$499,999	–	2	–	–	–	2
S$0 to S$249,999	3	–	8	8	11	8
	3	3	8	8	11	11

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to First Pacific. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of First Pacific or any associated corporation (within the meaning of the SFO) which: (a) were required to be notified to First Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to First Pacific and the Stock Exchange:

(i) Long positions in shares in First Pacific

Name	Nature of interest	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Sutanto Djuhar	30.0 per cent. interest			
Tedy Djuhar	10.0 per cent. interest			
Ibrahim Risjad	10.0 per cent. interest			
Anthoni Salim	10.0 per cent. interest all via First Pacific Investments Limited(1)	790,229,364(C)	24.78	-
Anthoni Salim	33.3 per cent. interest via First Pacific Investments (BVI) Limited(2)	628,296,599(C)	19.70	-
Manuel V. Pangilinan		6,026,759(P)	0.19	31,800,000
Edward A. Tortorici		13,132,129(P)	0.41	31,800,000
Robert C. Nicholson		-	-	24,500,000
His Excellency Albert F. del Rosario				2,840,000
Benny S. Santoso		-	-	2,840,000
Graham L. Pickles		-	-	2,840,000
Edward K.Y. Chen (GBS, CBE, JP)		-	-	2,840,000

(C) = Corporate interest, (P) = Personal interest

(1) Soedono Salim, the former Chairman of the Company, and Sudwikatmono, a former Non-executive Director of the Company, respectively own 30.0 per cent. and 10.0 per cent. interests in First Pacific Investments Limited.

(2) Soedono Salim, the former Chairman of the Company, owns a 33.3 per cent. interest in First Pacific Investments (BVI) Limited.

(ii) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation ("**MPC**"), 188,312 common shares(P) in Philippine Long Distance Telephone Company ("**PLDT**") and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person (not being a director, chief executive or a connected person of First Pacific), as well as 3,500,000 common shares(P) in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 16,741,348 common shares(P) in MPC, 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood.

- Albert F. del Rosario owned 95,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 4 common shares(P) in Prime Media Holdings, Inc. ("**PMH**") as beneficial owner and a further 32,231,970 preferred shares in PMH as nominee for another person (not being a director or chief executive of First Pacific), 100 common shares(P) in Negros Navigation Co., Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

Notes: (C) = Corporate interest (P) = Personal Interest

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors and chief executive of First Pacific were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of First Pacific or any associated corporation (within the meaning of the SFO) which: (a) were required to be notified to First Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to First Pacific and the Stock Exchange.

(b) Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that as at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent. or more of the Company's issued share capital.

(i) First Pacific Investments Limited ("**FPIL-Liberia**"), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares as at the Latest Practicable Date, representing approximately 24.78 per cent. of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director of the Company (Sudwikatmono), in the proportions specified in the table on page 200 and in note (1) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(ii) First Pacific Investments (BVI) Limited ("**FPIL-BVI**"), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares as at the Latest Practicable Date, representing approximately 19.70 per cent. of the Company's issued share capital at that date. Anthoni Salim, the Chairman, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(iii) Marathon Asset Management Limited ("**Marathon**"), which was incorporated in the United Kingdom, held 224,582,173 ordinary shares of the Company as at 27 January 2005, representing approximately 7.05 per cent. of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(iv) Brandes Investment Partners, LP ("**Brandes**"), a U.S. company, notified the Company that it held 350,389,792 ordinary shares of the Company on 4 November 2005, representing approximately 11.00 per cent. of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

Other than as disclosed in this Circular, the Directors and chief executive of the Company are not aware of any person as at the Latest Practicable Date who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the First Pacific Group.

(c) Mr Edward A. Tortorici has a service contract with the Company which expires on 31 December 2007. Apart from that, as at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with First Pacific, or any of its subsidiaries, which is not expiring or determinable within one year without payment of compensation (other than statutory compensation).

(d) As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to First Pacific or any of its subsidiaries since 31 December 2004 (the date to which the latest published audited consolidated financial statements of the First Pacific Group were drawn up).

(e) Save as disclosed herein, there is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the First Pacific Group.

3. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the First Pacific Group within two years preceding the date of this Circular which are or may be material:

(a) the Share Purchase Agreement;

(b) the Foreign Share Sale and Purchase Agreement dated 15 January 2004 entered into among First Pacific, Idea Cellular Limited ("**Idea**"), Personal Communications (Mauritius) Limited and Escotel Mobile Communications Limited ("**Escotel**") in respect of the sale of First Pacific Group's 49 per cent. shareholding in Escotel to Idea for an aggregate consideration of Rs.700.0 million (approximately HK$117.0 million);

(c) the Inter Corporate Facility Agreement dated 15 January 2004 entered into among First Pacific, Idea, Escorts Limited ("**Escorts**") and Escotel in respect of the advance of a facility in the principal sum of Rs.710.0 million (approximately HK$118.7 million) from Idea to Escotel to service its obligations under certain long term facilities;

(d) the Loan Assignment dated 15 January 2004 entered into between First Pacific, Escorts and Escotel in relation to the assignment of a loan (the aggregate liability of Escotel to First Pacific under the loan amounts to Rs.881,075,663 (approximately HK$147.3 million)) from First Pacific to Escorts;

(e) the Subscription Agreement dated 12 January 2005 made between First Pacific, First Pacific Finance Limited ("**First Pacific Finance**") and UBS AG in respect of the issue of US$199 million (approximately HK$1,552.2 million) Zero Coupon Guaranteed Exchangeable Notes due 2010 (the "**Notes**");

(f) the Trust Deed dated 18 January 2005 made between First Pacific, First Pacific Finance, The Hongkong and Shanghai Banking Corporation Limited and Larouge B.V. ("**Larouge**") constituting the Notes; and

(g) the International Securities Lenders Association Global Master Securities Lending Agreement dated 18 January 2005 made between Larouge and UBS Limited ("**UBS**") pursuant to which Larouge and UBS have entered into a master agreement relating to stock lending arrangements with respect to certain shares held by First Pacific in PLDT forming the initial exchange property, with the intention that certain of the shares held by First Pacific in PLDT forming the initial exchange property be made available to investors in the Notes pursuant to stock lending arrangements with UBS.

Based on information from the Registry of Corporate Affairs in the British Virgin Islands (where Del Monte is incorporated), as at the Latest Practicable Date, there is no material contract to which Del Monte is a party which is to be included in the above disclosure. The Company has not verified and is not in a position to verify the information included in the before mentioned registry.

4. LITIGATION

As at the Latest Practicable Date, no material litigation or claims are threatened or pending against the First Pacific Group and the Directors, having made all reasonable enquiries, are not aware that any such material litigation or claims are pending or threatened against the First Pacific Group. As at the Latest Practicable Date, based on information available from an electronic composite litigation search of the public records of the Supreme Court of Singapore for the years 2003, 2004 and 2005 in Singapore (where Del Monte is listed) and a search of the Index of Civil Suits maintained at the Supreme Court Registry in the British Virgin Islands (where Del Monte is incorporated) (which would not reveal details of proceedings which have been filed but not actually entered in the Index of Civil Suits at the time of the search), there is no judgment against Del Monte nor any legal proceeding pending in the British Virgin Islands to which Del Monte is subject. The Company has not verified and is not in a position to verify the information included in the before mentioned public records and registries.

5. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the First Pacific Group since 31 December 2004 (being the date to which the latest audited financial statements of the First Pacific Group were drawn up).

6. PROCEDURES TO DEMAND A POLL AT THE SPECIAL GENERAL MEETING

In accordance with Bye-law 79 of the Company's Bye-laws, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In accordance with Bye-law 80 of the Company's Bye-laws, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

7. MISCELLANEOUS

(a) As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have any interest in any business which competes or is likely to compete with the business of the First Pacific Group.

(b) The Company Secretary of First Pacific is Ms Nancy L.M. Li, BA., FCS, FCIS.

(c) The Qualified Accountant of First Pacific is Mr Joseph H.P. Ng, MBA, FCCA, CPA.

(d) The registered office of First Pacific is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the head office is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(e) The Principal Share Registrar and Transfer Office is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda.

(f) The Share Registrar and Transfer Office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(g) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office in Hong Kong of First Pacific on any week day (except public holidays) up to and including 8 December 2005:

(a) the memorandum of association and bye-laws of First Pacific;

(b) the service contract of Mr Edward A. Tortorici referred to in paragraph 2(c) above;

(c) the annual reports of First Pacific for the years ended 31 December 2003 and 31 December 2004;

(d) the interim report of First Pacific for the six months ended 30 June 2005;

(e) the material contracts referred to in paragraph 3 above;

(f) this Circular; and

(g) the circular of First Pacific dated 2 February 2005.

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited ("**First Pacific**" or the "**Company**") will be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolutions as Ordinary Resolutions:

"THAT:

1. the proposed acquisition by the Company, directly or through a wholly-owned subsidiary, of 428,570,000 ordinary shares of Del Monte Pacific Limited ("**Del Monte**") (the "**Acquisition**") on the terms of and subject to the conditions of, and for the consideration specified in, the Share Purchase Agreement dated 9 November 2005 and made between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited and First Pacific (the "**Share Purchase Agreement**") be and is hereby approved; and any Director of the Company be and is/are hereby authorised to arrange for the execution of such documents in such manner as they may consider necessary and desirable and to do, or authorise the Company to do, whatever acts and things they may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Share Purchase Agreement and/or any matter related thereto and to make or agree, or authorise the Company to make or agree, such amendments or variations thereto, and grant, or authorise the Company to grant, any waivers of any conditions precedent or other provisions thereof as such Director of the Company in his discretion considers to be desirable and in the interests of the Company; and

2. subject to and conditional upon the Share Purchase Agreement becoming unconditional in all respects and completion of the Acquisition, the making of the mandatory conditional cash offer by First Pacific Brands Limited, a wholly-owned subsidiary of the Company (the "**Offeror**"), under the Singapore Code on Take-overs and Mergers (the "**Singapore Takeovers Code**"), for the remaining issued or to be issued share capital of Del Monte which is not already owned, controlled or agreed to be acquired by the Offeror or any party acting or presumed to be acting in concert with it (within the meaning ascribed to that term under the Singapore Takeovers Code) and any options to

the extent required by the Singapore Takeovers Code (the "**Offer**") be and is hereby authorised and approved and any Director of the Company be and is/ are hereby authorised to arrange or to instruct or direct the Offeror to arrange or to instruct or direct the Offeror to arrange for the issue and/or execution of such documents in such manner as they may consider necessary and desirable and to do, or authorise the Company to do or to instruct the Offeror to do or authorise to be done, whatever acts and things they may consider necessary or desirable or expedient for the acquisition of the whole of the issued share capital of Del Monte, taking Del Monte private and for the purpose of, or in connection with, the implementation and completion of the Offer or any matter related thereto."

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Dated: 21 November 2005

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of First Pacific.

2. A form of voting proxy for the special general meeting is enclosed. In order to be valid, the form of voting proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

3. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice who has a material interest in the proposed transaction and his associates must abstain from voting on the resolutions set out in the above notice to approve the proposed transaction.

等認為必需及合宜情況下安排或指示或指引收購方安排或指示或指引收購方安排發出及／或簽立該等文件，或授權本公司作出或指示收購方作出或授權作出就收購Del Monte全部已發行股本，將Del Monte私有化及與履行或完成收購建議有關之事宜或任何其他相關事宜屬必需或合宜或權宜之行動或事宜。」

承董事會命
第一太平有限公司
公司秘書
李麗雯

二零零五年十一月二十一日

附註：

1. 凡有權出席上述通告所召開之股東特別大會及於會上投票之股東，均可委任一名或以上受委代表出席大會及代其投票。受委代表毋須為第一太平之股東。

2. 隨函附奉股東特別大會之代表委任表格。代表委任表格連同授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或其他授權文件副本，須於股東特別大會或其任何續會（按情況而定）指定舉行時間四十八小時前交回第一太平之總辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓，方為有效。即使填妥及交還代表委任表格後，股東仍可親身出席大會或其任何續會，並於會上投票。

3. 凡有權出席上述通告所召開之股東特別大會及於會上投票之股東，倘於建議交易中擁有重大權益，則該股東及其聯繫人士必須就上述通告所載有關批准建議交易之決議案放棄投票。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份代號:00142

茲通告第一太平有限公司(「**第一太平**」或「**本公司**」)謹訂於二零零五年十二月九日(星期五)上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東特別大會,藉以考慮並酌情通過(無論有否加以修改)下列決議案為普通決議案:

「**動議**:

1. 批准本公司直接或透過一家全資附屬公司收購Del Monte Pacific Limited(「**Del Monte**」)428,570,000股普通股(「**收購**」)之建議,收購按Cirio Finanziaria S.p.A. in Amministrazione Straordinaria、Del Monte Holdings Limited及第一太平於二零零五年十一月九日簽訂之購股協議(「**購股協議**」)之條款及當中列明之代價進行,並受其條件所限;且授權本公司任何董事在彼等認為必需及合宜情況下安排簽訂該等文件,或授權本公司作出一切彼等認為就履行及完成購股協議及／或其他相關事宜屬必需或合宜或權宜之行動或事宜,並作出或同意,或授權本公司作出或同意作出有關之修訂或更改,並在該等本公司董事酌情認為合宜及符合本公司利益之情況下,授出或授權本公司授出任何豁免與購股協議有關之先決條件或其他條文;及

2. 授權及批准於購股協議在各方面成為無條件及完成收購後,本公司之全資附屬公司First Pacific Brands Limited(「**收購方**」)根據新加坡收購及合併守則(「**新加坡收購守則**」)作出強制有條件現金收購建議,收購收購方或其任何一致行動或假定為一致行動之人士(具新加坡收購守則賦予之涵義)並未擁有、控制或同意購入之餘下Del Monte已發行或將予發行股本,及新加坡收購守則所規定之任何購股權(「**收購建議**」),並授權本公司任何董事在彼

(f) 第一太平之股份登記及過戶處（香港分署）為香港中央證券登記有限公司，位於香港灣仔皇后大道東一八三號合和中心四十六樓。

(g) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

8. 備查文件

下列文件之副本由即日起至二零零五年十二月八日（包括該日在內）之工作日（公眾假期除外）之正常辦公時間內在第一太平之香港總辦事處可供查閱：

(a) 第一太平之公司組織章程大綱及公司細則；

(b) 上文第2(c)段所述唐勵治先生之服務合約；

(c) 第一太平截至二零零三年十二月三十一日止年度及截至二零零四年十二月三十一日止年度之年報；

(d) 第一太平截至二零零五年六月三十日止六個月之中期報告；

(e) 上文第三段所述之重大合約；

(f) 本通函；及

(g) 第一太平日期為二零零五年二月二日之通函。

6. 於股東特別大會要求按股數投票表決之程序

根據本公司之公司細則第79條，於股東大會上提呈表決之每項決議案均須以舉手方式表決，除非於宣布以舉手方式表決所得結果之前或之時，獲以下人士要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票之最少三名親身出席之股東或受委代表；或

(iii) 持有不少於佔有權在大會投票股東總投票權十分一的一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一。

根據本公司之公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計30日內，按主席指定方式（包括使用不記名選票或選票紙或選票）、時間及地點進行。按股數投票表決之結果須被視為要求按股數投票表決大會之決議。

7. 其他資料

(a) 於最後可行日期，據董事所知，董事及其各自之聯繫人士概無於與第一太平集團業務構成競爭或可能構成競爭之業務中擁有任何權益。

(b) 第一太平之公司秘書為李麗雯女士，其持有文學學士學位，並為英國公司秘書公會及香港公司秘書公會之資深會員。

(c) 第一太平之合資格會計師為吳漢邦先生，其持有工商管理碩士學位，並為英國特許公認會計師公會資深會員及執業會計師。

(d) 第一太平之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(e) 第一太平之主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda。

(f) 第一太平、First Pacific Finance、香港上海滙豐銀行有限公司及Larouge B.V.(「Larouge」)於二零零五年一月十八日簽訂就組成票據而訂立之信托契約;及

(g) Larouge與UBS Limited(「UBS」)於二零零五年一月十八日簽訂之國際證券借貸商會全球主要證券借貸協議。據此,Larouge已與UBS就構成最初轉換資產之若干第一太平持有之PLDT股份之借貸安排簽訂主要協議,目的為根據與UBS訂立之證券借貸協議,可將若干構成最初轉換資產之第一太平持有之PLDT股份提供予票據投資者。

根據英屬維爾京群島(Del Monte於此地註冊成立)之公司事務登記處提供之資料,於最後可行日期,概無任何Del Monte屬訂約方之重大合約須載入上述披露資料中。本公司尚未證實亦無法證實上述登記處所載之資料準確性。

4. 訴訟

於最後可行日期,第一太平集團並未面對任何尚未了結或對其構成威脅的重大候審訴訟或索償要求,而各董事於作出一切合理查詢後,並未察覺第一太平集團正面對任何將影響本集團重大候審訴訟或索償要求。於最後可行日期,根據可於新加坡最高法院電子訴訟公開紀錄中搜索之二零零三年、二零零四年及二零零五年訴訟資料(Del Monte於新加坡上市)及可於英屬維爾京群島(Del Monte於此地註冊成立)之最高法院登記處獲取之資料(惟不能顯示於搜索當時已登記但未登記於民事起訴索引內之仲裁詳情),Del Monte並無任何判決及於該處並未面對任何訴訟,本公司尚未證實亦無法證實上述公開記錄及登記處所載之資料。

5. 重大變動

董事並不知悉第一太平集團自二零零四年十二月三十一日(即第一太平集團最近期經審核財務報表之編製日期)起之財務及貿易狀況有任何重大不利變動。

(c) 唐勵治先生與本公司訂立服務合約，該合約將於二零零七年十二月三十一日屆滿。除此以外，於最後可行日期，各董事概無與第一太平或其任何附屬公司訂立或建議訂立不會於一年內屆滿或不可於一年內免付補償（法定補償除外）即予以終止之服務合約。

(d) 於最後可行日期，各董事概無於第一太平或其任何附屬公司自二零零四年十二月三十一日（即第一太平集團最近期刊發經審核綜合財務報表之編製日期）以來所收購、出售或租賃、或建議收購或出售或租賃之任何資產中擁有任何直接或間接權益。

(e) 除上文所披露者外，於最後可行日期，各董事概無於與第一太平集團業務有重大關係之合約或安排中擁有任何重大權益。

3. 重大合約

於最後可行日期，由第一太平集團成員公司於本通函日期前兩年期間簽訂之重大合約或可能屬重大合約（非日常業務運作中訂立之合約）列示如下：

(a) 購股協議；

(b) 第一太平、Idea Cellular Limited（「**Idea**」）、Personal Communications (Mauritius) Limited及Escotel Mobile Communications Limited（「**Escotel**」）於二零零四年一月十五日簽訂之國外股份買賣協議，內容有關向Idea出售第一太平集團於Escotel之49%股權，出售權益的總作價為七億盧比（約一億一千七百萬港元）；

(c) 第一太平、Idea、Escorts Limited（「**Escorts**」）及Escotel於二零零四年一月十五日簽訂之公司企業間之貸款協議，內容有關Idea向Escotel提供本金為七億一千萬盧比（約一億一千八百七十萬港元）之貸款墊款，以履行其於若干長期貸款項下之責任；

(d) 第一太平、Escorts及Escotel於二零零四年一月十五日簽訂之貸款轉讓契，內容有關第一太平向Escorts轉讓之貸款，據此，Escotel向第一太平轉讓之負債總額為八億八千一百零七萬五千六百六十三盧比（約一億四千七百三十萬港元）；

(e) 第一太平、First Pacific Finance Limited（「**First Pacific Finance**」）及瑞銀投資銀行於二零零五年一月十二日簽訂之認購協議，內容有關發行價值一億九千九百萬美元（約十五億五千二百二十萬港元）之零息有擔保可轉換票據（「**票據**」），該等票據將於二零一零年到期；

(b) **主要股東擁有本公司之權益**

根據證券及期貨條例第336條而備存之主要股東股份權益及淡倉登記冊，於最後可行日期，以下主要股東已知會本公司其擁有本公司5%或以上之已發行股本。

(i) First Pacific Investments Limited（「**FPIL-Liberia**」），該公司在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，約佔當日本公司已發行股本之24.78%。FPIL-Liberia由本公司的主席（林逢生）、三位非執行董事（林文鏡、林宏修及Ibrahim Risjad）、前任主席（林紹良）及一位前任非執行董事（Sudwikatmono）擁有，各人所佔之權益已列示於第200頁之附表及該表之附註(1)內。每位該等人士均被視為擁有FPIL-Liberia所持股份之權益。

(ii) First Pacific Investments (BVI) Limited（「**FPIL-BVI**」），該公司在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有628,296,599股普通股，約佔當日本公司已發行股本之19.70%。本公司的主席林逢生及前任主席林紹良各自擁有FPIL-BVI已發行股本三分之一或以上之實益權益。因此，兩人均被視為各自擁有FPIL-BVI所持股份的權益。

(iii) Marathon Asset Management Limited（「**Marathon**」），該公司於英國註冊成立。於二零零五年一月二十七日Marathon持有本公司224,582,173股普通股，約佔本公司已發行股本之7.05%。於最後可行日期，本公司並無接獲Marathon其他有關其於本公司持股變動之通知。

(iv) Brandes Investment Partners, L.P.（「**Brandes**」），一間美國公司，於二零零五年十一月四日Brandes通知本公司其持有本公司350,389,792股普通股，約佔本公司已發行股本之11.00%。於最後可行日期，本公司並無接獲Brandes其他有關其於本公司持股變動之通知。

除本通函所披露外，就本公司董事及行政總監所知，並無其他人士於最後可行日期須根據證券及期貨條例第XV部第2及3分部須向本公司披露其擁有與本公司股份或股票衍生工具相關股份之權益或淡倉，或直接或間接擁有可於任何情況下在第一太平集團任何成員公司之股東大會中投票之任何類別股本面值5%或以上之權益。

(ii)　於相聯法團股份好倉

- 彭澤倫擁有15,048,064股Metro Pacific Corporation（「**MPC**」）之普通股(P)、以實益擁有人身份擁有188,312股Philippine Long Distance Telephone Company（「**PLDT**」）之普通股(P)及360股PLDT優先股(P)，並以代理人身份代表另一位人士（並非第一太平之董事、行政總監或關連人士）持有15,417股PLDT普通股，以及3,500,000股Pilipino Telephone Corporation之普通股(P)。

- 唐勵治擁有16,741,348股MPC之普通股(P)及104,874股PLDT之普通股(P)。

- 林文鏡擁有15,520,335股Indofood之普通股(C)。

- 林宏修擁有15,520,335股Indofood之普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(P)。

- 林逢生擁有632,370股Indofood之普通股(C)。

- Albert F. del Rosario擁有95,025 股PLDT 之普通股(P)、1,560 股PLDT 之優先股(P)、以實益擁有人身份擁有4股Prime Media Holdings, Inc.（「**PMH**」）之普通股(P)及以代理人身份代表另一位人士（並非第一太平之董事或行政總監）持有32,231,970 股PMH之優先股、100股Negros Navigation Co., Inc.之普通股(P)、4,922股Costa de Madera Corporation 之普通股(P)、以實益擁有人身份擁有19,999 股FPD Savills Consultancy Philippines, Inc.之普通股(P)、以若干信託受益人身份擁有1 股FPD Savills Consultancy Philippines, Inc.之普通股、15,000股Metro Pacific Land Holdings Inc. 之普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(P)。

附註：(C)=法團權益，(P)=個人權益

除本通函所披露外，於最後可行日期，第一太平任何董事及行政總監概無於第一太平或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV 部第7及8分部知會第一太平及聯交所；或(b)須遵照證券及期貨條例第352 條列入該條例所述之登記冊內；或(c)須按標準守則知會第一太平及聯交所之好倉及淡倉權益。

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關第一太平之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後，就其所知及確信、確認概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 披露權益

(a) 董事擁有本公司及其相聯法團之權益

於最後可行日期，下列董事於第一太平或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會第一太平及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條例所述之登記冊內；或(c)須按標準守則知會第一太平及聯交所之好倉及淡倉權益：

(i) 於第一太平股份好倉

名稱	權益性質	普通股	約佔已發行股本之百分比(%)	普通股購股權
林文鏡	30.0%權益			
林宏修	10.0%權益			
Ibrahim Risjad	10.0%權益			
林逢生	10.0%權益全部透過 First Pacific Investments Limited 持有[1]	790,229,364[C]	24.78	–
林逢生	33.3%權益透過 First Pacific Investments (BVI) Limited 持有[2]	628,296,599[C]	19.70	–
彭澤倫		6,026,759[P]	0.19	31,800,000
唐勵治		13,132,129[P]	0.41	31,800,000
黎高信		–	–	24,500,000
Albert F. del Rosario 大使				2,840,000
謝宗宣		–	–	2,840,000
Graham L.Pickles		–	–	2,840,000
陳坤耀，*金紫荊星章，CBE，太平紳士*		–	–	2,840,000

(C) = 法團權益，(P) = 個人權益

(1) 本公司前任主席林紹良及前任非執行董事Sudwikatmono分別持有First Pacific Investments Limited 之30.0%及10.0%權益。

(2) 本公司前任主席林紹良持有First Pacific Investments (BVI) Limited 之33.3%權益。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

30. 集團分部報告 *(續)*

次要呈報方式－地區分部

本集團三大業務分部之業務遍布全球各地,主要集中於亞洲及歐洲／北美洲兩個地區。

	營業額		資產總值		資本開支	
	2003	2002	2003	2002	2003	2002
	千元	千元	千元	千元 (重新列示)	千元	千元
亞洲	128,449	133,536	221,644	200,287	7,559	10,315
歐洲／北美洲	71,996	62,834	–	–	–	–
合計	200,445	196,370	221,644	200,287	7,559	10,315

分部收入按客戶所在地區劃分。資產總值及資本開支按資產所在地區列示。

31. 董事酬金

屬於不同酬金組別之本公司董事人數如下:

	本集團					
	執行董事		非執行董事		合計	
	2003	2002	2003	2002	2003	2002
500,000新加坡元及以上	–	1	–	–	–	1
250,000新加坡元至499,999新加坡元	–	2	–	–	–	2
0至249,999新加坡元	3	–	8	8	11	8
	3	3	8	8	11	11

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

30. 集團分部報告 *(續)*

基本呈報方式－業務分部 *(續)*

截至二零零二年十二月三十一日止年度(重新列示)

	加工產品 *千元*	飲品 *千元*	未加 工產品 *千元*	綜合 *千元*
營業額	134,394	41,380	20,596	196,370
經營溢利，即分部業績	29,308	7,710	2,127	39,145
匯兌虧損淨額	(79)	(24)	(4)	(107)
未計算利息及稅項前之溢利	29,229	7,686	2,123	39,038
利息支出淨額	(563)	(157)	(32)	(752)
除稅前溢利	28,666	7,529	2,091	38,286
稅項				(3,118)
股東應佔溢利淨額				35,168
分部資產	111,909	50,172	10,369	172,450
不作分類資產				27,837
綜合資產總值				200,287
分部負債	24,235	6,474	1,577	32,286
不作分類負債				24,623
綜合負債總額				56,909
資本開支	6,062	4,086	167	10,315
折舊	2,542	1,683	180	4,405
攤銷	199	67	37	303
非現金開支(淨額)(折舊及攤銷除外)	1,315	521	(60)	1,776

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有説明者外,金額概以美元列示)

30. 集團分部報告 *(續)*

基本呈報方式－業務分部 *(續)*

分部資產主要包括固定資產、其他資產、存貨、貿易及其他應收賬款及其他流動資產等經營資產。不作分類資產包括短期存款、現金及銀行結餘。分部負債包括經營負債。不作分類負債包括短期債項、税項準備及遞延税項。資本開支包括添置固定資產及無形資產。

截至二零零三年十二月三十一日止年度

	加工產品 *千元*	飲品 *千元*	未加 工產品 *千元*	綜合 *千元*
營業額	137,644	48,195	14,606	200,445
經營溢利,即分部業績	23,822	9,351	485	33,658
匯兑虧損淨額	(305)	(126)	(6)	(437)
未計算利息及税項前之溢利*	23,517	9,225	479	33,221
利息支出淨額	(926)	(384)	(20)	(1,330)
除税前溢利	22,591	8,841	459	31,891
税項				(1,694)
股東應佔溢利淨額				30,197
分部資產	116,540	47,057	7,537	171,134
不作分類資產				50,510
綜合資產總值				221,644
分部負債	24,673	6,595	1,635	32,903
不作分類負債				39,458
綜合負債總額				72,361
資本開支	4,138	3,289	132	7,559
折舊	3,186	1,846	164	5,196
攤銷	206	70	27	303
非現金開支(淨額)(折舊及攤銷除外)	1,053	830	98	1,981

* *自二零零三年起,本集團採納PBIT(即未計算利息及税項前之溢利)之公認定義。本集團先前對PBIT之定義是未計算利息開支、匯兑虧損及税項前之溢利。*

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

29. 金融工具（*續*）

匯兌風險

匯兌風險乃因外幣匯率變動所引致，預期將於本報告期間及未來年度對本集團產生不利影響。本集團於亞太地區及美洲經營業務，本集團旗下各公司之賬冊及記錄乃以各自之計價貨幣列示。本集團之會計政策是按年度平均匯率折算海外公司之損益。年終持有以外幣列示之淨資產則按與資產負債表結算日適用之匯率，折算為本集團呈報貨幣－美元。因此，計價貨幣與美元之匯率波動將會對本集團造成影響。

本集團一間於菲律賓經營業務之附屬公司乃以披索為計價貨幣，故面臨以外幣（主要為美元及歐元）為單位的銷售及採購所引致之買賣外幣現金流量之匯兌波動風險。該附屬公司依賴若干自然對沖及以風險管理工具作對沖。

本集團及其附屬公司利用匯兌期貨合約以管理其預計進出口及現有外幣應收款項及應付款項之匯兌風險。

信貸風險

本集團透過主要分銷商在各地區銷售其產品。本集團之信貸風險來自年終計入資產負債表之尚未償還應收貿易賬款。

除上述者外，本公司及本集團並無於任何單一交易對手或集團交易對手存在高度集中之信貸風險。

公平價值

下列金融資產及金融負債之賬面值與其公平價值相若：現金及銀行結餘、定期存款、貿易應收及應付賬款、其他應收及應付賬款以及短期債項。

資產負債表內非流動負債項下之應付一間聯號公司款項（非貿易賬款）之公平價值約為八百零一萬元（二零零二年：七百三十五萬九千元）。公平價值乃按資產負債表結算日類似工具之現行利率折現相關現金流量釐定。

30. 集團分部報告

基本呈報方式－業務分部

本集團在世界各地銷售其產品。其主要業務為生產及銷售加工及新鮮水果產品，可分為加工產品、飲品及未加工產品三大產品分部。每個分部主要包括以下產品類別：(1)加工產品：鳳梨固體食品、熱帶綜合水果、番茄類產品、通心粉、醋及其他；(2)飲品：鳳梨汁、果汁飲品及濃縮鳳梨汁；及(3)非加工產品：牛隻及新鮮鳳梨。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

28. 承擔 *(續)*

(c) 供應合約

本集團在正常業務過程中與六位分銷商訂立長期國際供應合約，當中五位分銷商擁有彼等各自所在市場區域或產品範疇之Del Monte商標之獨家分銷權。與上述各方訂立之供應合約通常可透過向另一方發出18至36個月（自某預定日期起計）之事先書面通知或按合約之議定屆滿期間予以終止，惟可選擇續約及須受與各分銷商訂立之協議所載之其他條款及條件所規限。供應合約項下產品之售價通常根據市場情況減若干優惠釐定，惟一定數量產品之價格須受收回產品成本價格下限之機制所規限。

(d) 外匯期貨合約

年內，一間附屬公司與若干銀行訂立外匯期貨合約以對沖年內之匯兌風險。於二零零三年十二月三十一日止，並無尚未結算之短期外匯期貨合約（二零零二年：並無尚未結算之短期外匯期貨合約）。

29. 金融工具

於二零零三年十二月三十一日，貿易融資（包括信用證及託收買單額度）及代收應收賬款之銀行信貸總額為一億四千三百萬元，當中已動用三千二百六十萬元（二零零二年：一億三千八百一十萬元，當中已動用二千零二十萬元）。

金融風險管理目標及政策

本集團金融工具之主要風險為利率風險、流通風險及匯兌風險。董事會審閱及批准上述各類風險之管理政策，並概述如下。

利率風險

本集團透過銀行借款及租賃安排取得額外融資。本集團之政策為在並無增加其匯兌風險之情況下，盡可能取得最優惠利率。

資金盈餘存放於聲譽卓越之銀行。

有關本集團利率風險之資料亦於有關本集團借貸之附註中予以披露。

流通風險

短期資金來自短期銀行信貸。

財務報表附註(續)

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

27. 或有事項

(a) 本集團因法律訴訟、稅項評估及正常業務過程中產生之若干事項而負有或有負債。管理層相信，該等或有事項之解決不會對本集團之經營業績或財務狀況產生重大影響。

(b) 於二零零三年十二月三十一日，本集團有未償還信用證金額約三百萬元(二零零二年：二百一十萬元)。

(c) 附屬公司DMPI就授予另一間附屬公司GTL之銀行信貸合共約一千一百萬元，作出以一間銀行為受益人的公司擔保。於二零零三年十二月三十一日，GTL並無動用上述銀行信貸(二零零二年：五百萬元)。

28. 承擔

(a) 經營租約承擔

根據現有協議，房地產物業、辦公室、設備及種植者協議(包括NDC先前擁有並根據全面土地改革法呈交以供土地分派之土地之估計租金)之所有不可撤銷長期租約於二零零三年十二月三十一日之未來最低租金承擔載列如下：

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	*千元*	*千元*	*千元*
1年內	4,292	3,343	–	–
1至5年	18,235	15,371	–	–
5年以上	38,993	44,218	–	–
	61,520	62,932	–	–

上述款項包括三十三億六千八百萬菲律賓披索(二零零二年：三十三億零九百萬菲律賓披索)以菲律賓披索為單位之承擔。

上述租約大部份含有續約選擇權。部份租約載有遞增條文，但並無規定或有租金。租約條款並無有關本集團股息、額外債務或進一步租賃活動之任何限制。

(b) 未來資本開支

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	*千元*	*千元*	*千元*
並未於財務報表撥備之資本開支				
－已訂立合約之承擔	77	1,925	–	–
－經董事批准之非承擔款額	6,338	4,206	–	–
	6,415	6,131	–	–

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

26. 主要有關連人士交易 *(續)*

有關連公司交易乃按商業條款及條件進行。銷售產品之價格乃以市場為導向，並扣減若干優惠後釐定，惟補充之一定數量產品之價格須受收回產品成本價格下限之機制所規限。就採購而言，本集團之政策是尋求具有競爭力之報價。任何有關連人士之競投皆按公平合理之商業條款進行評估，並須與第三方供應商進行競投。採購業務通常授予最低報價方。

本集團與Cirio Del Monte集團旗下公司及Macondray集團旗下公司於二零零三年財政年度之銷售、採購及其他交易之總值為三千二百五十萬元(二零零二年：二千八百四十萬元)。該財政年度之所有有關連人士交易(金額低於十萬新加坡元者除外)均根據在本公司於二零零三年五月十四日舉行之上屆股東週年大會上取得之股東授權進行。本公司將於二零零四年四月二十八日舉行之應屆股東週年大會上，就經常性有關連人士交易尋求取得一項新的授權。

管理人員及僱員之退休福利

本集團若干管理人員及本公司董事可享有一間附屬公司之界定福利計劃所規定之退休福利。該退休計劃涵蓋該附屬公司之絕大部份行政人員及正式全職僱員。上述福利乃按最近之月薪之一定百分比及累積服務年期釐定(附註15)。

發行及授予董事之股份及購股權

根據本公司於一九九九年之首次公開發售(「首次公開發售」)，按首次公開發售價格每股0.63美元向當時之董事發行合共達一千九百八十二萬九千股每股面值0.01美元之普通股之預留股份。於二零零三年十二月三十一日，於本財政年度末擔任職務之本公司董事合共持有二百八十一萬八千五百四十股(二零零二年：三百二十一萬四千股)每股面值0.01美元之普通股。

根據行政人員購股權計劃，本公司於一九九九年按與授予其他集團行政人員購股權相同之條款及條件(附註3)，向本公司當時之董事授出五百九十四萬一千六百六十八份首次公開發售購股權。於二零零三年十二月三十一日，於本財政年度末擔任職務之本公司董事獲授之尚未行使首次公開發售購股權為二百四十萬零三千八百三十七份(二零零二年：二百七十八萬一千八百三十五份)。

此外，於二零零一年三月二日，本公司按與授予其他集團行政人員購股權相同之條款及條件(附註3)，向本公司當時之董事授出四百七十五萬份市價購股權。於二零零三年十二月三十一日，於本財政年度末擔任職務之本公司董事獲授之尚未行使市價購股權為二百七十五萬份(二零零三年：三百二十五萬份)。

鼓勵獎賞計劃

本集團為其管理及行政人員設有鼓勵獎賞計劃。DMPI每年均會根據當年之業績計提估計之紅利負債。

供應合約

本集團與Cirio Del Monte集團旗下之成員公司Del Monte International, Inc(前稱Cirio Del Monte International, Inc)就鳳梨產品訂立長期供應合約，該合約於一九九零年起生效。根據該協議，本集團供應罐裝鳳梨及果汁、熱帶雜錦水果及濃縮鳳梨汁，以於歐洲、非洲及中東市場分銷。本合約之定價乃以市場為導向，並扣減若干優惠後釐定，惟一定產品數量之價格須受收回成本價格下限之機制所規限(附註28(c))。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

25. 每股盈利 *(續)*

	2003	2002
股東應佔溢利淨額，即用以釐定每股攤薄盈利之金額 *(千元)*	30,197	35,168
已發行普通股加權平均數 *(千股)*	1,071,838	1,071,629
購股權調整 *(千份)*	930	–
計算每股攤薄盈利之普通股加權平均數 *(千股)*	1,072,768	1,071,629
每股攤薄盈利 *(仙)*	2.81	3.28

26. 主要有關連人士交易

本公司之主要股東為Del Monte Holdings Limited（前稱Juliet Holdings SA）及MCI Inc（兩家公司均於英屬維爾京群島註冊成立）。Del Monte Holdings Limited為Cirio Del Monte NV in Amministrazione Straordinaria（於荷蘭註冊成立）之間接全資擁有附屬公司。MCI, Inc為Macondray & Co, Inc（於菲律賓註冊成立）之全資擁有附屬公司。

本集團及本公司與有關連人士按雙方協定之條款進行下列主要交易：

	本集團		本公司	
	2003 *千元*	2002 *千元* (重新列示)	2003 *千元*	2002 *千元*
收入				
銷售予Cirio Del Monte集團旗下公司	20,218	19,247	–	–
銷售予Macondray集團旗下公司	2,372	1,571	–	–
來自Cirio Del Monte集團旗下公司之財務收入	388	224	–	–
來自Macondray集團旗下公司之財務收入	–	43	–	–
小計	22,978	21,085	–	–
開支				
向Cirio Del Monte集團旗下公司採購	154	166	–	–
向Macondray集團旗下公司採購	2,194	2,263	–	–
支付予一間附屬公司(DMS)之管理費用	–	–	238	220
向Waterloo Land and Livestock Co Pty Ltd (WALLCO)*採購	7,128	4,875	–	–
小計	9,476	7,304	238	220
總值	32,454	28,389	238	220

* *WALLCO於二零零二年五月成為聯號公司。*

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

24. 股息

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	*千元*	*千元*	*千元*
已付上一個財政年度之末期股息每股1.56仙減按稅率0%計算之稅項(2002年：每股1.38仙減按稅率0%計算之稅項)	16,717	14,788	16,717	14,788
已付中期股息每股0.41仙減按稅率0%計算之稅項(2002年：每股0.41仙減按稅率0%計算之稅項)	4,396	4,394	4,396	4,394
	21,113	19,182	21,113	19,182

於本財政年度之後，董事宣布派發截至二零零三年十二月三十一日止財政年度之末期股息每股1.28仙減按稅率0%計算之稅項，合計一千三百七十二萬二千六百一十四元。截至二零零三年十二月三十一日止財政年度並未就該等股息作出撥備。

25. 每股盈利

每股基本盈利乃按股東應佔溢利淨額除以年內已發行普通股加權平均數計算。

	2003	**2002**
股東應佔溢利淨額 *(千元)*	30,197	35,168
已發行普通股加權平均數 *(千股)*	1,071,838	1,071,629
每股基本盈利 *(仙)*	2.82	3.28

就每股攤薄盈利而言，已發行普通股加權平均數乃假設已兌換所有具潛在攤薄影響之普通股(即授予僱員之購股權)而作出相應調整。

就購股權之每股攤薄盈利而言，(釐定為本財政年度本公司股份之平均股價)可予收購之股份數目乃根據尚未行使購股權所附帶認購權之貨幣價值計算釐定，藉以釐定將加入流通在外普通股之「未獲認購」股份數目，以便計算有關攤薄。就購股權計算而言，並無就股東應佔溢利淨額作出調整。

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

23. 稅項（*續*）

(c) 資產及負債於財務報告申報基準及其稅務基準兩者間之暫時差異之稅項影響所引致產生之遞延稅項資產或負債分析如下：

本集團

	於年初 千元 （重新列示）	扣自／（計入）損益賬 千元	匯兑差額 千元	於年末 千元
遞延所得稅負債				
加速折舊準備	3,242	349	(141)	3,450
遞延農作物種植成本	5,484	117	(232)	5,369
國際會計準則第41號－於年終尚未出售之牲畜及收割之鳳梨之公平價值變動	76	27	–	103
	8,802	493	(373)	8,922
遞延所得稅資產				
撥備	428	954	(32)	1,350
匯兑差額	122	5	(5)	122
	550	959	(37)	1,472
遞延稅項負債淨值	8,252	(466)	(336)	7,450

(d) 由於位於菲律賓之一家附屬公司須就二零零三年十二月三十一日之總收益儲備繳納15%之預扣稅項，導致向本公司股東派付股息將產生潛在所得稅合共約一千二百八十七萬七千元（二零零二年：一千三百三十萬零五千元）。

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

23. 稅項

(a) 本集團所得稅乃根據年內估計應課稅溢利按有關海外稅務司法權區適用之稅率計算。本集團海外所得稅之撥備詳情如下：

	本集團	
	2003	**2002**
	千元	*千元*
本期稅項		
一本年度	2,159	2,583
遞延稅項		
一本年度	(465)	535
	1,694	3,118

本公司

由於本公司之收入毋須繳納英屬維爾京群島一切所得稅，故本公司並無稅項支出。

本集團

本集團本年度之實際所得稅率為5.3%（二零零二年：8.2%）。稅項與除稅前溢利乘以適用稅率之對賬如下：

	本集團	
	2003	**2002**
	千元	*千元*
除稅前溢利	31,891	38,286
按加權平均適用稅率計算之溢利稅項（*見下文(b)*）	1,441	3,145
國際會計準則（按稅率5.3%（二零零二年：8.2%）計算）之稅項影響	(136)	(3)
股息最終稅項	382	–
換算調整	–	(29)
其他	7	5
	1,694	3,118

(b) 適用之加權平均稅率釐定為5.3%（二零零二年：8.2%），乃按本集團內公司經營業務所在司法權區之適用稅率計算。儘管本集團之主要附屬公司位於菲律賓，且菲律賓之現行稅率為32%（二零零二年：32%），惟本集團內其他公司經營業務之司法權區之稅率均較低或被視為可豁免繳納稅項。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

22. 財務收入(開支)

(a) 財務收入

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	千元	千元	千元
利息收入				
一銀行存款	444	495	–	–
一聯號公司	388	283	–	–
	832	778	–	–

(b) 財務開支

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	千元	千元	千元
利息支出				
一應付票據	(1,720)	(1,091)	–	–
一客賬代理	(109)	(141)	–	–
一其他	(333)	(298)	–	–
匯兌虧損淨額	(437)	(107)	–	–
	(2,599)	(1,637)	–	–

財務報表附註(*續*)

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

20. 員工成本(*續*)

一九八九年二月二十一日,DMPI與該受益人之合作企業就上述土地按若干費用簽訂了一份租賃協議,租期自一九八九年三月一日起計,為期二十五年。DMPI根據該租賃協議使用土地及支付租金,惟有關協議有待土地改革部正式批准。一九九一年一月十一日,土地改革部批准現有租賃協議之修訂內容,即將租期減為十年並自一九八八年十二月十二日起增加年費。一九九七年一月十一日,DMPI與受益人之合作企業簽訂一份新租賃協議,自一九九九年一月十一日起,將租期另行延長二十五年。

向NDC租賃作非農業用途之剩餘土地並無收歸以進行土地分配,並繼續以長期租約形式延續直至二零三二年。

私有土地受限於現有之農作物生產及種植者合約之條款,該等合約不斷更新。對於若干超過允許保留期限之私有土地,法律規定進行強制收購及分配予合資格受益人。是否續簽該等租賃協議視乎有關各方協商之條款及條件而定。

根據全面土地改革法之規定,本公司根據土地改革部批准之分享計劃,授予其合資格僱員(固定之農場員工及技術員工)參與分享因經營全面土地改革法遞延範圍內私人租賃農業土地而所得之生產溢利之權利。

本公司應計之估計攤佔生產溢利金額約為八萬七千元(二零零二年:十五萬八千元),本公司相信其完全符合該法例之實施指引。

21. 經營溢利

經營溢利經扣除下列各項後釐定:

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	*千元*	*千元*	*千元*
核數師酬金				
—應付本公司核數師	124	107	111	94
—應付其他核數師	90	80	–	–
非核數費用				
—應付本公司核數師	94	1	93	1
—應付其他核數師	–	10	–	10
固定資產折舊	5,196	4,405	–	–
貿易呆賬撥備	177	63	–	–
過時存貨貶值撥備	2,132	1,130	–	–
研發開支	158	119	–	–
經營租約租金	4,974	4,681	–	–
出售固定資產虧損	–	48	–	–

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有説明者外,金額概以美元列示)

19. 其他經營開支

	本集團		本公司	
	2003	2002	2003	2002
	千元	千元 (重新列示)	千元	千元
過時存貨貶值撥備	2,132	1,130	–	–
鼓勵獎賞福利 *(附註26)*	1,800	1,861	–	–
直接撇銷存貨	1,232	219	–	–
遞延收購成本撇銷	351	184	351	184
商標攤銷	303	303	–	–
國際會計準則第41號－年終尚未售出之牲畜及收割之鳳梨之公平價值變動	(512)	(7)	–	–
產品索償	340	118	–	–
產品修復成本	396	–	–	–
其他	1,856	940	94	190
	7,898	4,748	445	374

20. 員工成本

	本集團		本公司	
	2003	2002	2003	2002
	千元	千元	千元	千元
工資及薪金 *(下文附註(a))*	28,951	28,343	654	596
社會保障成本	1,303	1,173	–	–
退休金計劃－公積金	367	318	–	–
退休金計劃－界定福利計劃 *(附註15)*	1,076	1,034	–	–
鼓勵獎賞福利 *(附註26)*	1,800	1,861	–	–
攤佔生產溢利 *(下文附註(b))*	87	158	–	–
	33,584	32,887	654	596
年終之全職僱員人數	5,707	5,790	–	–

(a) 包括本集團及本公司之董事酬金及袍金分別約九十三萬七千元及六十五萬四千元(二零零二年:九十四萬八千元及五十九萬六千元)。

(b) 根據行政命令第229號及共和國法令第6657號項下之菲律賓全面土地改革法(「全面土地改革法」)(Philippine Comprehensive Agrarian Reform Law),National Development Company(「NDC」)將先前租賃予DMPI之大部份菲律賓土地收歸土地改革部(「土地改革部」)(Department of Agrarian Reform)作土地分配之用,並隨後授予成立一家合作企業之受益人。

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

15. 退休福利責任（*續*）

撥款責任及計劃資產乃依據合資格精算師之意見計量及估值，精算師會每兩年進行一次全面估值。該等責任及計劃之上一次估值乃於二零零一年進行，估值結果成為撥款責任及計劃資產於二零零二年及二零零三年公平價值之基準。

用作會計目的之主要精算假設如下：

	本集團	
	2003	**2002**
	年率%	*年率%*
折讓率	11	14
計劃資產預期回報	11	12
未來薪金增長	6.5 - 10	10

16. 短期債項（無抵押）

短期債項為無抵押、按加權平均實際年利率1.9%至10.5%（二零零二年：3.1%至8.1%）計息及於十二個月內到期。

本集團之債項利率風險列載如下：

	本集團	
	2003	**2002**
	千元	*千元*
按浮動利率計息之債項總額	31,276	15,232

17. 應付聯號公司款項（非貿易）

有關餘額為無抵押、免息並按附註7所披露之條款償還。

18. 營業額

本公司之營業額包括投資於附屬公司之股息收入。

本集團之營業額包括銷貨總發票額減折扣及退貨，並於交付貨品及擁有權轉移予客戶後確認。集團內公司間之重大交易並無計入本集團營業額內。

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	*千元*	*千元*	*千元*
出售貨品	200,445	196,370	–	–
投資於非上市附屬公司之股息收入	–	–	23,256	21,000
	200,445	196,370	23,256	21,000

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

15. 退休福利責任

DMPI（一家附屬公司）設有界定退休福利計劃，絕大部份行政人員及普通全職僱員均參加此計劃。福利乃按最近期之月薪及服務年資之一定百分比計算。年內計入綜合損益賬之退休金供款總額約達五千八百四十萬菲律賓披索（相當於一百零七萬六千元）（二零零二年：五千三百七十萬菲律賓披索（相當於一百零三萬四千元））。DMPI對退休金計劃作出之全年供款包括涵蓋年度內現有服務成本之款項及精算應計負債資金之款項（如有）。

於資產負債表確認之金額：

	本集團	
	2003	**2002**
	千元	*千元*
撥款責任現值	24,600	20,487
計劃資產公平價值	(24,298)	(22,483)
	302	(1,996)
未確認精算（收益）虧損	(213)	2,081
應付工資開支項下錄得之負債淨額（*附註14*）	89	85

退休金計劃資產包括附屬公司根據長期租約而佔用之某些樓宇，公平價值約為5,554,000元（二零零二年：5,554,000元）。

於損益賬確認之金額如下：

	本集團	
	2003	**2002**
	千元	*千元*
現有服務成本	1,070	1,039
利息成本	2,493	2,425
計劃資產預期回報	(2,487)	(2,430)
計入員工成本總額（*附註20*）	1,076	1,034

計劃資產之實際回報為二百八十五萬四千元（二零零二年：二百二十五萬九千七百元）。

於應付工資開支確認之負債變動如下：

	本集團	
	2003	**2002**
	千元	*千元*
年初	85	78
匯兑差額	(28)	(29)
開支總額	1,076	1,034
已繳供款	(1,044)	(998)
年終	89	85

財務報表附註（*續*）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

12. 其他應收賬款、按金及預付款項

	本集團		本公司	
	2003	2002	2003	2002
	千元	千元	千元	千元
預付款項	4,093	3,263	–	–
非貿易應收賬款	949	920	–	–
按金	796	514	–	–
其他可收回款項	725	617	–	–
承辦商首期付款	243	265	–	–
遞延收購成本	–	57	–	57
	6,806	5,636	–	57

遞延收購成本指本集團現時正考慮之可能收購投資之直接應佔成本。

13. 應收／應付附屬公司／股東公司款項（非貿易）

該等款項乃無抵押、免息及須於要求時償還。

14. 其他應付賬款及應付款項

	本集團		本公司	
	2003	2002	2003	2002
	千元	千元	千元	千元
應付經營開支	10,124	9,479	461	587
客戶訂金	3,324	3,470	–	–
應付工資開支	1,760	2,171	–	–
僱員之代扣款項（稅項及社會保障成本）	858	783	–	–
應付增值稅	494	84	–	–
其他應付賬款	19	53	6	6
	16,579	16,040	467	593

本集團應付工資開支包括約八萬九千元之退休福利責任（二零零二年：八萬五千元）（附註15）。

財務報表附註（續）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

10. 生物資產（續）

賬面值變動對賬如下：

	本集團 2003 千元	本集團 2002 千元
牲畜		
年初／收購日期	5,724	4,921
貨幣調整	(250)	(143)
因購買而增加	14,082	18,744
價格變動引致公平價值變動而產生之收益（虧損）減估計銷售時之成本	369	(292)
因出售而減少	(16,180)	(17,506)
年終	3,745	5,724

	本集團 2003 千元	本集團 2002 千元
遞延農作物種植成本		
年初	30,970	30,563
貨幣調整	(1,302)	(901)
新種	24,468	24,324
收割	(23,647)	(23,016)
年終	30,489	30,970

11. 應收貿易賬款

	本集團 2003 千元	本集團 2002 千元
應收貿易賬款	21,633	20,512
減呆賬撥備	(961)	(956)
	20,672	19,556

於財政年度內呆賬撥備之變動如下：

	2003	2002
年初	956	1,236
年內撥備	177	63
撥備撥回	(16)	—
撥備撇銷	(114)	(305)
貨幣調整	(42)	(38)
年終	961	956

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

9. 存貨

	本集團	
	2003	2002
	千元	千元
		(重新列示)
製成品		
一原值	16,733	9,472
一可變現淨值	142	24
原材料及包裝材料		
一原值	24,222	31,701
一可變現淨值	432	–
	41,529	41,197

存貨於財政年度之過時貶值撥備變動如下：

	2003	2002
年初	440	523
年內撥備	2,132	1,130
撥備撇銷	(46)	(1,171)
貨幣調整	(21)	(42)
年終	2,505	440

10. 生物資產

	本集團	
	2003	2002
	千元	千元
牲畜		
一公平價值	2,623	3,691
一成本	1,122	2,033
	3,745	5,724
遞延農作物種植成本	30,489	30,970
	34,234	36,694

本集團之牲畜包括活牛、養殖牲畜、菜牛群、奶牛及屠宰牛。公平價值乃根據接近年終實際售價減估計銷售時之成本而釐定。活牛價值按公平價值減估計銷售時之成本釐定。養殖牲畜、菜牛群、奶牛及屠宰牛之價值按成本確定。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

7. 無形資產 *(續)*

於一九九六年十一月,一家附屬公司DMPRL與一家聯號公司就有關取於印度次大陸區域「Del Monte」商標之獨家使用權(「印度次大陸商標」)以作生產、製造、銷售及分銷食品及向其他方再授權之事宜訂立分授許可協議。

根據該協議之條款,DMPRL將就商標之使用權向聯號公司支付總代價一千萬元。第一筆金額一百萬元已於一九九六年支付,而餘下九百萬元將分期支付。每期金額將相等於按該協議所規定基準釐定之「收入淨額」之40%,惟餘額九百萬元無論如何須於二零零六年十一月三十日之前支付。已獲授許可的商標乃按將予作出之預計未來現金付款於一九九六年十二月三十一日之淨現值入賬。相等於無形資產之現金價格與總付款之間之差額已被資本化,並與應付予聯號公司之款項抵銷。達致未來現金付款之淨現值以接近本公司資金成本之折讓率計算。於二零零三年十二月三十一日,印度次大陸商標之概約賬面淨值及餘下攤銷期分別為六百二十六萬一千元及三十三年(二零零二年:六百四十五萬一千元及三十四年)。

此外,一家附屬公司Dewey擁有在菲律賓加工食品之「Del Monte」及「Today's」商標使用權(「菲律賓商標」)。於二零零三年十二月三十一日,菲律賓商標之概約賬面淨值及餘下攤銷期分別約為三百零五萬五千元及二十七年(二零零二年:三百一十六萬八千元及二十八年)。

該等商標賦予本集團在指定國家使用有關商標之獨家永久權利。預期使用該等商標將至少在未來四十年內為本集團帶來巨額收入。

8. 其他資產

	本集團	
	2003	**2002**
	千元	*千元*
給種植者之墊款	4,717	4,159
土地擴展(已收購租賃面積之發展成本)	912	803
其他	404	389
	6,033	5,351

給種植者之墊款可根據向種植者保證之最低利潤金額抵銷。土地擴展資產為新收購租賃面積之發展成本,其中包括興建道路、橋樑及清理等成本。

財務報表附註（續）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

6. 附屬公司（續）

附屬公司名稱	主要業務	註冊成立國家及營業地點	本集團持有之股權百分比 2003 %	2002 %
由DMPRL持有				
Central American Resources Inc（「CARI」）[(i)]	投資控股及以「Del Monte」品牌為主之食品貿易	巴拿馬	100	100
由CARI持有				
Del Monte Philippines, Inc（「DMPI」）[(iv)]	種植、加工及分銷以「Del Monte」及「Today's」品牌為主之食品	菲律賓	100	100
Dewey Limited（「Dewey」）[(i)]	「Del Monte」及「Today's」商標在菲律賓之擁有者	百慕達	100	100
Pacific Brands Philippines, Inc（「PBPI」）[(iv)]	暫無業務	美國特拉華州	100	100
Hordaland Company Limited（「Hordaland」）[(i)]	暫無業務	香港	100	100

(i) 根據其註冊成立國家之法律毋須通過審核
(ii) 經安永會計師事務所（新加坡）審核
(iii) 投資成本為一元（二零零二年：一元）
(iv) 經安永會計師事務所（新加坡）之聯營公司Sycip Gorres Velayo & Co審核

7. 無形資產

	本集團 2003 千元	2002 千元
原值	12,115	12,115
減累積攤銷	(2,799)	(2,496)
	9,316	9,619

財政年度內累積攤銷之變動如下：

	2003 千元	2002 千元
年初	2,496	2,193
年內攤銷	303	303
年終	2,799	2,496

財務報表附註（續）

截至2003年12月31日止年度

（除另有説明者外，金額概以美元列示）

6. 附屬公司

	2003 千元	2002 千元
非上市股份之原值	10,149	10,149

於二零零三年十二月三十一日，本公司及本集團擁有以下附屬公司：

附屬公司名稱	主要業務	註冊成立國家及營業地點	本集團持有之股權百分比		本公司所作之投資成本	
			2003 %	2002 %	2003 千元	2002 千元
由本公司持有						
Del Monte Pacific Resources Limited（「DMPRL」）[i]	投資控股	英屬維爾京群島	100	100	10,139	10,139
GTL Limited（「GTL」）[i]	從事主要以「Del Monte」品牌出售之食品貿易	馬來西亞納閩聯邦直轄區	100	100	10	10
DMPL Management Services Pte Ltd（「DMS」）[ii]	向本集團提供行政支持及聯絡服務	新加坡	100	100	(iii)	(iii)
					10,149	10,149

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

5. 固定資產

本集團

	永久業權土地及樓宇 千元	樓宇、土地改良及租賃物業裝修 千元	機器及設備 千元	奶牛及養殖牲畜 千元	在建工程 千元	總計 千元
原值						
於2003年1月1日	6,169	4,370	66,155	436	3,835	80,965
添置	897	461	5,031	–	1,170	7,559
出售	(36)	(36)	(173)	(39)	–	(284)
重新分類	29	–	3,781	–	(3,810)	–
貨幣調整	(258)	(175)	(2,944)	(19)	16	(3,380)
於2003年12月31日	6,801	4,620	71,850	378	1,211	84,860
累計折舊						
於2003年1月1日	2,404	1,129	28,768	223	–	32,524
年內折舊	96	216	4,844	40	–	5,196
減值虧損	28	–	109	–	–	137
出售	(17)	(36)	(151)	(34)	–	(238)
貨幣調整	(106)	(41)	(1,390)	59	–	(1,478)
於2003年12月31日	2,405	1,268	32,180	288	–	36,141
2002年折舊	48	243	4,059	55	–	4,405
賬面淨值						
於2003年12月31日	4,396	3,352	39,670	90	1,211	48,719
於2002年12月31日	3,765	3,241	37,387	213	3,835	48,441

年內被資本化之利息成本約為七萬二千元(2002年：十八萬六千元)。

財務報表附註（續）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

3. **股本**（續）

市價購股權可按下列條款行使：

購股權行使期間	條款	
由2004年5月29日至2005年5月28日	(i)	可行使最多60%已授出之市價購股權
由2005年5月29日至2012年5月28日	(ii)	可悉數行使已授出之市價購股權

行政人員購股權計劃項下之購股權持有人概無收取佔已授出購股權總數5%或以上之購股權。除向本集團若干董事同時亦為控股股東公司董事及／或僱員授出之購股權外，概無向控股股東公司之任何董事或僱員授出任何購股權。控股股東公司及其附屬公司之董事及僱員不能參與行政人員購股權計劃。所有向本集團董事、行政人員及僱員授出之已發行購股權年期為十年。

除上文所述者外，於本財政年度及本報告日期，概無授出其他購股權以認購未發行股份。

本集團及本公司根據本集團會計政策於財務報表中就權益補償計劃並無確認任何開支。

4. **股份溢價**

	本集團		本公司	
	2003	**2002**	**2003**	**2002**
	千元	千元	千元	千元
年初	65,815	65,815	65,954	65,954
根據購股權計劃已發行之每股面值0.01元之450,000股（2002年：無）普通股	121	–	121	–
年終	65,936	65,815	66,075	65,954

根據本公司營運所在司法權區英屬維爾京群島法律，本公司股份溢價、匯兑儲備及收益儲備均屬本公司盈餘賬項，可用作股息分派。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有説明者外，金額概以美元列示)

3. 股本 *(續)*

首次公開發售購股權可按下列條款行使：

購股權行使期間	條款
由2000年7月30日至2001年7月29日	(i) 可行使最多30%已授出之首次公開發售購股權
由2001年7月30日至2002年7月29日	(ii) 可行使最多60%已授出之首次公開發售購股權（包括上文(i)項之購股權）
由2002年7月30日至2009年7月29日	(iii) 可悉數行使已授出之首次公開發售購股權

自行政人員購股權計劃實施以來，除下列授予控股股東及其聯繫人士之首次公開發售購股權外，於本報告日期概無向控股股東及其聯繫人士授出任何其他購股權：

控股股東及其聯繫人士	年內授出	於2003年12月31日授出之購股權總數	已行使購股權總數	已作廢購股權總數	於2003年12月31日餘下購股權總數
Martin P Lorenzo	–	1,269,841	–	–	1,269,841
Regina Lorenzo H-Davila	–	190,477	–	–	190,477
Marco P Lorenzo	–	175,502	–	–	175,502
Tomas P Lorenzo	–	–	–	–	–

(3) 根據行政人員購股權計劃，本公司於二零零一年向本集團董事、行政人員及高級管理人員（彼等並非控股股東或控股股東之聯繫人士）授出14,050,000份購股權，該等購股權乃按照相等於本公司股份於緊接授出購股權日期前三個連續交易日在新交所之最後平均交易價作為行使之認購價（無任何折扣）（「市價購股權」）。各市價購股權持有人均有權按0.49新加坡元之價格認購一股股份。

市價購股權可按下列條款行使：

購股權行使期間	條款
由2003年3月2日至2004年3月1日	(i) 可行使最多60%已授出之市價購股權
由2004年3月2日至2011年3月1日	(ii) 可悉數行使已授出之市價購股權

(4) 於二零零二年，本公司向並未獲授第一批市價購股權之新任高級管理人員及管理層僱員授出第二批市價購股權。按照相等於本公司股份於緊接授出購股權日期前三個連續交易日在新交所之最後平均交易價作為認購價（無任何折扣），合共授出3,250,000份市價購股權。各市價購股權持有人均有權按0.47新加坡元之價格認購一股股份。

財務報表附註（續）

截至2003年12月31日止年度

（除另有說明者外，金額概以美元列示）

3. 股本

	2003 千元	2002 千元
法定		
－2,000,000,000股（2002年：2,000,000,000股）每股面值0.01元之普通股	20,000	20,000
已發行及繳足		
年初		
－1,071,629,194股（2002年：1,071,629,194股）每股面值0.01元之普通股	10,716	10,716
年內發行		
－450,000股（2002年：無）每股面值0.01元之普通股	5	－
年終		
－1,072,079,194股（2002年：1,071,629,194股）每股面值0.01元之普通股	10,721	10,716

餘下之購股權

於二零零三年十二月三十一日，可認購本公司每股面值0.01元普通股之餘下購股權如下：

授出日期	說明	於2003年1月1日或授出日期（以較後日期為準）	已作廢之購股權	已獲行使之購股權	2003年12月31日	持有人數目	行使價[1]	行使期間
1999年7月30日	首次公開發售購股權[2]	6,446,180	830,915	－	5,615,265	30	0.504美元	2000年7月30日至2009年7月29日
2001年3月2日	市價購股權[3]	12,400,000	890,000	450,000	11,060,000	38	0.490新加坡元	2003年3月2日至2011年3月1日
2002年5月29日	市價購股權[4]	3,200,000	330,000	－	2,870,000	91	0.470新加坡元	2004年5月29日至2012年5月28日

(1) 於一九九九年十二月二十日，新交所批准本公司將股份報價由美元轉換為新加坡元。

(2) 根據行政人員購股權計劃，本公司於一九九九年七月向本集團若干控股股東及其聯繫人士、董事、行政人員及高級管理人員授出11,428,571份首次公開發售購股權。各首次公開發售購股權持有人有權按首次公開發售價0.63美元減20%折扣，或0.504美元（於二零零四年三月十五日，該價格約相當於0.863新加坡元）認購一股股份。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

採納新會計政策：國際會計準則第41號－農業 *(續)*

計入損益賬之牲畜及收割之鳳梨公平價值變動減估計銷售時之成本，現載列如下：

	2003 *千元*	2002 *千元*
公平價值變動		
計入銷售成本－有關年內已出售之牲畜及收割之鳳梨	8,010	9,788
計入經營開支－有關年終尚未出售之牲畜及收割之鳳梨	512	7
公平價值變動總額	8,522	9,795

由於各呈報期間尚未出售之牲畜及農產品之公平價值出現變動，採納國際會計準則第41號導致本集團於二零零三年之未計算利息及税項前之溢利及溢利淨額分別增加約五十一萬二千元及四十八萬五千元。

	2003 *千元*	2002 *千元*
國際會計準則第41號對盈利能力之影響		
未計算利息及税項前之溢利	512	7
溢利淨額	485	7

生物資產（牲畜）及農產品（收割之鳳梨）税基與其賬面值間之暫時差異所產生之遞延税項負債將按上述會計政策處理。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

現金及現金等值項目

現金指手頭現金及須於要求時償還之銀行及其他金融機構存款。

現金等值項目指短期高度流通性之投資(指其隨時可變現為可知數額之現金且價值變動之風險不大)。

採納新會計政策：國際會計準則第41號－農業

國際會計準則第41號乃於二零零三年一月一日或之後開始之財政年度生效，規定農牧業務之會計處理方法、財務報表編製方式及披露。農牧業務指企業管理有關動物或植物(生物資產)生物轉化為農產品或額外生物資產以供銷售之活動。

該準則規定，生物資產及農產品於收割時初次確認及於各資產負債表結算日均按其公平價值減估計銷售時之成本計算。由此產生之收益及虧損計入當期之溢利或虧損淨額。然而，倘無法可靠計算生物資產之公平價值，生物資產應按成本減累計折舊及任何累計減值虧損列賬。

採納國際會計準則第41號導致本集團之生物資產(牲畜)及農產品(收割之鳳梨)須按其公平價值減估計銷售時之成本列賬，惟部份無法可靠估算其公平價值之生物資產(生長中農作物)除外。就該等生物資產而言，須按成本減任何累計折舊及任何累計減值虧損計算。

本集團所有生物資產(包括牲畜)及農產品(收割之鳳梨)先前乃按成本及可變現淨值之較低者於本集團之資產負債表列賬。有關變動已透過調整二零零二年一月一日收益儲備之期初結餘作追溯應用，相關比較數字亦已重列。

採納此項新會計政策導致本集團存貨及生物資產於二零零三年一月一日之賬面值(扣除稅項)增加六十三萬二千元，同期之收益儲備亦相應增加。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

外幣 *(續)*

(b)　現金流量對冲(續)

當已承諾或預計交易不再可能發生時，先前於股本中列報之任何累計收益或虧損淨額將轉撥至損益賬。

並非指定作為公平價值或現金流量對冲之匯兑期貨合約歸類為持作交易用途，並按公平價值列賬，惟公平價值之變動計入損益賬。

遞延農作物種植成本

遞延農作物種植成本乃按成本列賬。遞延農作物種植成本包括土地準備開支及主要及宿根農作物種植期間產生之其他直接開支。該等生長中農作物開支作遞延處理，並根據估計總產量按三年估計生長週期計入存貨賬內。

退休計劃

附屬公司Del Monte Philippines, Inc設立一項界定福利計劃，其資產一般由獨立信託管理基金持有。一般而言，退休金計劃乃由該附屬公司經考慮獨立合資格精算師之建議後提供資金。該附屬公司亦為參與僱員設立公積金供款計劃。

該附屬公司採用到達年齡精算成本法處理退休計劃責任。採用到達年齡精算成本法符合菲律賓公認會計原則，該附屬公司乃根據該等原則呈報其法定財務報表。就本集團財務報表而言，為了符合國際會計準則第19號(二零零零年經修訂版)—僱員福利，已在必要情況下採用預測信貸法就退休金計劃責任作出調整。根據預測單位信貸方法，提供該退休金之成本按合資格精算師之建議於損益賬扣除，以便將常規成本於僱員服務期內分攤。合資格精算師會每兩年對該計劃進行全面估值。退休金責任乃根據估計未來現金流量之現值按年利率11%計算。倘個別計劃之累計未確認精算收益或虧損超過界定福利責任及計劃資產公平價值中較高者之10%，精算收益及虧損將確認為收入或開支。精算收益及虧損可於以後年度分攤，並按僱員之預計平均剩餘服務期計入損益賬。

該附屬公司向供款公積金計劃之供款乃於當年在損益賬扣除。

僱員購股權計劃

本公司實施一項行政人員購股權計劃，以批授可認購本公司股份之不可轉讓購股權。補償成本並無就已發行購股權之公平價值或內在價值於本公司及本集團之財務報表內確認。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

外幣

本公司及其附屬公司在彼等之賬冊及記錄中使用各自之計量貨幣計值。

年內之外幣(計量貨幣除外)交易按照交易進行當日之匯率換算。以外幣(計量貨幣除外)計值之貨幣性資產及負債按照資產負債表結算日之匯率換算。匯兑差異計入損益賬內。

本集團運用外匯期貨合約管理其預期進口、預期出口及現有外幣應收賬款和應付賬款之匯兑風險。本集團庫務部初始時將若干外匯期貨合約確認為(a)對某項資產或負債之公平價值之對沖(公平價值對沖),或(b)對歸屬於某項資產、負債或預期交易之現金流量變動風險之對沖(現金流量對沖)。

本集團進行對沖會計處理之標準包括:(1)對沖交易能高效地抵銷已對沖風險之公平價值變動或現金流量變動,(2)能可靠地計量對沖之有效性,(3)在對沖開始時有足夠文件記錄對沖關係,及(4)對於現金流量對沖,進行對沖處理之預計交易發生之可能性較大。

(a)　公平價值對沖

指定為公平價值對沖之衍生工具按公平價值列賬,公平價值之相應變動於損益賬中確認。已對沖資產或負債之賬面值亦按照已對沖風險之公平價值變動作出相應調整,調整後產生之相關損益亦於損益賬內確認。

倘對沖不再高度有效,則終止對沖會計處理。

(b)　現金流量對沖

如屬高效之現金流量對沖工具之公平價值變動,則直接於匯兑儲備賬確認為股東權益。未獲有效對沖部份立即於損益賬內確認。

倘已對沖現金流量確認為資產或負債,先前直接於權益中確認之所有損益概由權益轉移至成本或資產或負債之賬面值首次計量之數目中。而就其他現金流量對沖而言,當已承諾或預計交易對損益賬產生影響時,首次於權益中確認之損益將由匯兑儲備賬轉移至損益賬。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外，金額概以美元列示)

2.　主要會計政策概要 *(續)*

財務票據

截至該財政年度結束，本公司及本集團之財務票據主要包括現金及現金等值項目、應收賬款、應付賬款、短期借貸及非流動應付賬款。本公司及本集團現金及現金等值項目之賬面金額與其公平價值相近，原因為該等票據之到期期限較短。

財務票據依照合約安排之內容列為負債或權益。與財務票據有關並列為負債之利息、股息及損益按支出或收入入賬。列為權益之財務票據持有人所獲分派則直接計入權益內。倘本集團有權依法強制執行以抵銷，並有意按淨額基準結算或同時變現資產及結算負債，則財務票據可予以抵銷。

應付賬款按成本列賬，該成本為將來就獲取產品或服務須支付作價之公平價值。應付貿易賬款一般須於15至30日內結清。

短期借貸以現時條款與期限相若之其他短期票據之借貸利率為基準計算，其賬面金額與公平價值相近。倘金額之價值隨時間有重大變化，非流動負債將為預期需要清償責任之支出之現值。

應收賬款按預期可變現價值（扣除呆賬撥備後）列賬。呆賬將於有關款項不可收回時按估計作出撥備。若產生壞賬，則須於損益賬內撇銷。應收貿易賬款一般期限為7至75日。

金融機構收取並不可向本集團追索之應收貿易賬款視為已悉數結清款項。來自金融機構之相應付款作為已收取客戶現金列賬，且概無確認負債。

金融機構收取並可向本集團追索之應收貿易賬款不會視為已結清款項。來自金融機構之相應付款作為收取該等機構現金列賬，且確認有關銀行借貸。

儲備

資本儲備（包括股份溢價）來自於因以高於其面值之發行價格發行本公司普通股而產生之差異。

匯兑儲備用於反映因合併海外實體財務報表而產生之匯兑差異。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

撥備

當現時因過去事項須承擔責任(法定或推定)時,而因此可能須以經濟利益之資源流出作清償此等責任,同時此資源之數額可作出可靠之估計,則將此數額作撥備確認入賬。撥備會於各資產負債表結算日檢討及調整,以反映當時之最佳估計。倘金額之價值隨時間有重大變化,確認撥備之數額乃為預期需要清償責任之支出之現值。

經營租約

資產所有權之報酬及風險實際上全部歸出租公司所有之租約均為經營租約。經營租約之應付租金均作為開支按直線法於租約期內記錄在損益賬內。

所得税

所得税支出以税務影響會計法為基礎,採用負債法釐定,並適用於資產負債表結算日,資產及負債之賬面值與用於繳税之金額間之一切暫時差異。

所有應課税暫時差異均予以確認為遞延税項負債。

所有可予扣減暫時差異均予以確認為遞延税項資產,惟以可能獲得應課税溢利而用以抵銷可扣減之暫時差異者為限。

倘海外附屬公司之未分配盈利擬長期用作該等實體之投資,則不會就有關盈利計提遞延税項負債撥備。所有應課税暫時差異均予以確認為遞延税項負債,除非有關遞延税項負債由商譽引起,而有關商譽的攤銷不可作扣税用途。

遞延税項資產賬面值於每個資產負債表結算日檢討,並予扣減,直至不可能有足夠應課税溢利以動用全部或部份遞延税項資產為止。

遞延收購成本

遞延收購成本為本集團將予進行特定投資收購事項所涉及之直接成本。該等遞延收購成本將於有關收購事項完成時被資本化為部份投資成本。其他一般行政成本(包括用以維持收購部門之成本)於產生時確認為開支。

倘董事認為收購事項成功希望渺茫,遞延收購成本則於損益賬內撇銷。

財務報表附註 *(續)*

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

資產減值

(a) 金融工具

金融工具會於每個資產負債表結算日進行檢討以確定是否出現減值。

就以攤銷成本列賬之金融資產而言,倘本公司或本集團可能無法按應收款項或持有至到期投資之合約條款收回所有到期金額,則會在損益賬內確認減值或壞賬虧損。倘減值虧損降低,且這種降低客觀上與撇減後發生之事項相關聯,則金融資產先前確認之減值虧損將會撥回。撥回之金額於損益賬入賬。然而,該撥回不應導致該金融資產之賬面值超過不確認減值情況時之攤銷成本。

(b) 其他資產

倘任何事件或情況改變顯示固定資產及無形資產之賬面值無法收回,則會對該項資產進行減值檢討。倘資產之賬面值超過其可收回金額,以成本列賬之固定資產及無形資產項目將於損益賬內確認減值虧損。可收回金額為資產之淨銷售價及使用價值中之較高者。淨銷售價為於公平交易中出售資產可取得之金額,而使用價值則為持續使用資產及於其可用年期終結時出售資產預期產生之估計未來現金流量之現值。可收回金額乃就個別資產或(倘不可行)就現金產生單位作出之估計。

倘有跡象顯示就資產確認之減值虧損不再存在或減少,則於過往年度確認之減值虧損將被撥回,並計入損益賬內。

存貨

存貨按成本及可變現淨值兩者中之較低者列賬。

製成品及牲畜之成本按加權平均法計算,生產材料及貨倉項目之成本則按加權流動平均法計算。加工存貨之成本包括所有採購成本、轉換成本及其他將存貨運至其現時地點及達至現時狀況而產生之成本。

可變現淨值乃正常業務過程中之估計售價,減估計完成成本(倘適用)及銷售所需之估計成本。

存貨一經出售,其賬面值於確認相關收益之年度內確認為開支。存貨可變現淨值之任何撇減金額及所有存貨虧損於撇減或虧損產生之年度內確認為開支。倘此後存貨之可變現淨值有所增加,則將以先已確認之減值撥回,並於撥回產生年度內作為開支之減少確認。

財務報表附註（續）

截至2003年12月31日止年度

（除另有説明者外，金額概以美元列示）

2. 主要會計政策概要（續）

固定資產（續）

為建造廠房及物業而借貸之資金之利息成本於建築項目落成所需期間被資本化為固定資產之部份成本。

在建工程

在建工程指興建中之廠房及物業並按成本入賬。在建工程包括建築成本、廠房及設備及其他直接成本（另加借貸成本，包括於建築期間為該等項目貸款之應佔利息費用，以及因外幣借款所產生被視為利息成本調整之匯兑差額）。

在建工程不計提折舊撥備，直至有關資產落成及投入使用時為止。

附屬公司

附屬公司乃本集團直接或間接持有一半以上已發行股本，或控制一半以上投票權或可控制董事會之構成之公司。

聯號公司

聯號公司並非附屬公司或聯營公司，而是本公司一名或多名股東及／或董事擁有重大股本權益或能對其經營及財務政策及決策行使重大影響力之公司。

無形資產

倘資產應佔之未來經濟利益有可能流入本集團及資產成本能可靠衡量，即會確認無形資產。

無形資產與按收購日期之收購成本或收購成本未來現金付款之現值淨額列賬之商標有關，並按四十年之預計未來經濟使用期以直線法攤銷。該等商標賦予本集團就商標於特定地區之獨家永久使用權。管理層認為本集團於該等商標所涵蓋之地區擁有商機，並預期使用該等商標至少可獲得四十年之重大收益。

研發成本

研究成本於產生時自損益賬中扣除。當項目發展成本能合理地確定於未來可收回時，即將其確認為資產。撥充資本之發展成本於有關項目之預計未來銷售期間攤銷。

其他發展成本於產生時自損益賬中扣除。

財務報表附註(續)

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要(續)

確認收益

當與交易有關之經濟利益可能流入本集團及收益金額能可靠衡量時,即會確認收益。

當貨品已交付及擁有權已轉移予客戶時,即會確認售貨之收益。

當股東收取股款之權利已確定時,即確認股息收入。利息收入按反映資產實際收益之時間比例基準累計。

固定資產

固定資產按成本減折舊及任何減值虧損入賬。一項資產之最初成本包括其購買價及使該資產達至運作狀況及到達作擬定用途地點之任何直接應佔成本。於固定資產投入運作後產生之開支(例如維修及檢修費用),一般於產生年度在損益賬內扣除。倘能清楚表明有關開支令使用該固定資產預期取得之未來經濟利益增加,從而超出其原先評估之表現水平,則該筆開支將被資本化為固定資產之額外成本。

折舊按直線法以其預計可用年期計算如下:

	年期
永久業權樓宇	45
樓宇、土地改良及租賃物業裝修	3 - 45
機器及設備	3 - 15
奶牛及養殖牲畜	3.5 - 6

土地改良包括修建公路及灌溉系統等有關基礎建設改善之開支,乃按其預計可用年期或有關土地之租賃期(倘較短)進行折舊。

租賃物業裝修按其預計可用年期或租賃期(倘較短)進行折舊。

奶牛及養殖牲畜與為擠奶及養殖而飼養之牲畜(牛群)有關。

可用年期及折舊方法會定期修改,以確保折舊方法及年期與固定資產項目之經濟利益預計模式相符。

完全折舊之資產在財務報表予以保留直至不再使用,並且不再就該等資產作進一步折舊。

倘資產被出售或報廢,其成本及累計折舊於賬目內撇銷,因出售而產生之任何損益將計入損益賬。

財務報表附註

截至2003年12月31日止年度

(除另有說明者外,金額概以美元列示)

此附註乃屬財務報表之一部份,故應與財務報表一併閱讀。

1. 所在地及主要業務

截至二零零三年十二月三十一日止年度之本公司財務報表及本集團綜合財務報表已根據董事於二零零四年三月十五日通過之決議案獲授權刊發。

本公司於一九九九年五月二十七日根據英屬維爾京群島法例第291章國際商業公司條例在英屬維爾京群島註冊成立為一家國際商業公司。於一九九九年八月二日,本公司獲准於新加坡證券交易所有限公司(the Singapore Exchange Securities Trading Limited;「新交所」)正式上市。本公司之註冊辦事處位於Craigmuir Chambers, Road Town, Tortola, British Virgin Islands。

本公司之主要業務為投資控股,其附屬公司則主要從事種植、加工及銷售罐裝及新鮮鳳梨、濃縮鳳梨汁、熱帶綜合水果、番茄類產品及若干其他食品,該等食品大部份以「Del Monte」及「Today's」為品牌。

有關本公司附屬公司及其主要業務之詳情載於附註6。

2. 主要會計政策概要

編製基準

財務報表以美元列示,乃根據國際會計準則委員會頒布之國際財務報告準則按歷史成本會計法編製,惟生物資產(牲畜)及農產品(收割之鳳梨)按公平價值減銷售時之成本計算。

除第172頁所述本年度採納國際會計準則第41號「農業」外,本集團貫徹採用與以往財政年度相符之會計政策。

綜合賬目基準

綜合財務報表包括本公司及其所有附屬公司截至財政年度結束時之財務報表。所有集團內各公司之間之重要賬目餘額及公司間交易所產生之任何未變現損益均在綜合賬目中對銷。

本集團於一九九九年成立時之賬目乃根據共同控制權按合併會計法重組之各公司計算。因此,綜合財務報表反映本集團旗下所有公司之合併財務報表,猶如該等公司於所有呈列期間均為已經合併之集團。Del Monte Pacific Resources Limited及其附屬公司向本公司所作之資產及負債貢獻已於該等綜合財務報表內以其前身之成本反映。

在編製綜合財務報表過程中折算海外附屬公司之財務報表時,該等附屬公司以其申報貨幣(美元除外)列示之所有資產及負債乃按資產負債表結算日之匯率折算為美元,而其所有收入及開支項目則按年內平均匯率折算為美元。所產生之累計匯兑差額則作為儲備變動處理。

綜合現金流量表（*續*）

截至2003年12月31日止年度

（金額以美元為單位）

	2003 千元	2002 千元 （重新列示）
融資活動所得現金流量		
短期債項	16,044	8,160
已付股息	(21,113)	(19,182)
行使購股權所得款項	126	—
融資活動所用現金淨額	(4,943)	(11,022)
匯率變動對現金及現金等值項目之影響	(1,803)	(1,550)
現金及現金等值項目增加淨額	22,673	3,672
現金及現金等值項目，年初	27,837	24,165
現金及現金等值項目，年末	50,510	27,837

現金流量補充披露資料

	2003 千元	2002 千元 （重新列示）
(a) 年內支付（收取）之現金（包括於經營業務內）		
利息支出	1,697	1,231
利息收入	(751)	(696)
所得稅	2,632	2,131
(b) 現金及現金等值項目結餘分析		
現金及銀行結餘	4,480	3,652
短期存款	46,030	24,185
	50,510	27,837

隨附附註屬財務報表之一部份。

綜合現金流量表

截至2003年12月31日止年度
(金額以美元為單位)

	2003 千元	2002 千元 (重新列示)
經營業務所得現金流量		
股東應佔溢利淨額	30,197	35,168
就下列各項調整:		
折舊及攤銷	5,499	4,708
過時存貨貶值撥備	2,132	1,130
資產減值撥備	137	–
呆賬撥備	177	63
遞延所得税(回撥)撥備	(465)	535
出售固定資產虧損	–	48
於營運資金變動前之經營溢利	37,677	41,652
以下項目減少(增加):		
其他資產	(682)	(1,993)
存貨	(2,443)	(2,785)
生物資產	2,460	(1,210)
應收貿易賬款	(1,251)	(4,366)
其他應收賬款、按金及預付款項	(1,170)	1,912
應收股東公司款項	456	–
以下項目增加(減少):		
應付貿易賬款、其他應付賬款及應付款項	399	(8,100)
應付聯號公司款項(貿易及非貿易)	1,893	945
税項準備	(407)	413
經營業務所得現金淨額	36,932	26,468
投資活動所得現金流量		
出售固定資產所得款項	46	91
購買固定資產	(7,559)	(10,315)
投資活動所用現金淨額	(7,513)	(10,224)

隨附附註屬財務報表之一部份。

權益變動表（*續*）

截至2003年12月31日止年度

（金額以美元為單位）

本公司

	股本	股份溢價	收益儲備	總計
	千元	千元	千元	千元
於2002年1月1日	10,716	65,954	493	77,163
股東應佔溢利淨額	–	–	19,213	19,213
股息（*附註24*）	–	–	(19,182)	(19,182)
於2002年12月31日	10,716	65,954	524	77,194
於2003年1月1日	10,716	65,954	524	77,194
根據購股權計劃發行之股份	5	121	–	126
未於損益賬內確認之收益及虧損淨額	5	121	–	126
股東應佔溢利淨額	–	–	21,265	21,265
股息（*附註24*）	–	–	(21,113)	(21,113)
於2003年12月31日	10,721	66,075	676	77,472

隨附附註屬財務報表之一部份。

權益變動表

截至2003年12月31日止年度

(金額以美元為單位)

本集團

	股本	股份溢價	匯兑儲備	收益儲備	總計
	千元	千元	千元	千元	千元
於2002年1月1日,如前列示	10,716	65,815	(61,953)	114,596	129,174
採納新會計政策(國際會計準則第41號)	–	–	–	625	625
於2002年1月1日,重新列示	10,716	65,815	(61,953)	115,221	129,799
貨幣匯兑差額	–	–	(2,407)	–	(2,407)
未於損益賬內確認之收益及虧損淨額	–	–	(2,407)	–	(2,407)
股東應佔溢利淨額	–	–	–	35,168	35,168
股息 *(附註24)*	–	–	–	(19,182)	(19,182)
於2002年12月31日,重新列示	10,716	65,815	(64,360)	131,207	143,378
於2003年1月1日,如前列示	10,716	65,815	(64,360)	130,575	142,746
採納新會計政策(國際會計準則第41號)	–	–	–	632	632
於2003年1月1日,重新列示	10,716	65,815	(64,360)	131,207	143,378
貨幣匯兑差額	–	–	(3,305)	–	(3,305)
根據購股權計劃發行之股份	5	121	–	–	126
未於損益賬內確認之收益及虧損淨額	5	121	(3,305)	–	(3,179)
股東應佔溢利淨額	–	–	–	30,197	30,197
股息 *(附註24)*	–	–	–	(21,113)	(21,113)
於2003年12月31日	10,721	65,936	(67,665)	140,291	149,283

隨附附註屬財務報表之一部份。

損益賬

截至2003年12月31日止年度

(金額以美元為單位)

		本集團		本公司	
		2003	2002	2003	2002
	附註	千元	千元	千元	千元
			(重新列示)		
營業額	18	200,445	196,370	23,256	21,000
銷售成本		(141,948)	(138,128)	–	–
毛利		58,497	58,242	23,256	21,000
分銷及銷售開支		(13,568)	(11,083)	–	–
一般及行政開支		(3,373)	(3,266)	(1,546)	(1,413)
其他經營開支	19	(7,898)	(4,748)	(445)	(374)
經營溢利	21	33,658	39,145	21,265	19,213
財務收入	22	832	778	–	–
財務開支	22	(2,599)	(1,637)	–	–
除税前溢利		31,891	38,286	21,265	19,213
税項	23	(1,694)	(3,118)	–	–
股東應佔溢利淨額		30,197	35,168	21,265	19,213
每股盈利(仙)					
一基本	25	2.82	3.28		
一攤薄	25	2.81	3.28		

隨附附註屬財務報表之一部份。

資產負債表 *(續)*
於2003年12月31日
(金額以美元為單位)

		本集團		本公司	
		2003	2002	2003	2002
	附註	*千元*	*千元*	*千元*	*千元*
			(重新列示)		
流動負債					
應付貿易賬款		8,827	8,967	–	–
其他應付賬款及應付款項	*14*	16,579	16,040	467	593
應付附屬公司款項(非貿易)	*13*	–	–	12,355	13,156
短期債務(無擔保)	*16*	31,276	15,232	–	–
稅項準備		732	1,139	–	–
		57,414	41,378	12,822	13,749
流動資產淨額		100,162	95,498	67,323	67,045
非流動負債					
應付聯號公司款項(非貿易)	*17*	(7,497)	(7,279)	–	–
遞延稅項負債	*23*	(7,450)	(8,252)	–	–
		149,283	143,378	77,472	77,194

隨附附註屬財務報表之一部份。

C　經審核財務資料

下文載列截至二零零二年十二月三十一日及二零零三年十二月三十一日止年度經審核綜合及公司資產負債表、綜合及公司損益賬、綜合及公司權益變動表、綜合現金流量表及財務報表附註，乃轉載自Del Monte截至二零零三年十二月三十一日止年度之年報所刊發之經審核財務報表。該等財務報表附註（如下載述）載明財務報表已按照國際財務報告準則編製，且與過往有關財政年度所使用之會計政策一致（惟附註另行披露者除外）。於最後可行日期，本公司並無足夠資料可用於評估財務報表之準確性及其有否遵守國際財務報告準則之相關規定。因此，本公司並不就其內容承擔責任（除須確保準確及公平地轉載並呈列該等資料外）。

資產負債表

於2003年12月31日
（金額以美元為單位）

		本集團		本公司	
	附註	2003 千元	2002 千元 （重新列示）*	2003 千元	2002 千元
權益					
股本	3	10,721	10,716	10,721	10,716
股份溢價	4	65,936	65,815	66,075	65,954
匯兑儲備	2	(67,665)	(64,360)	–	–
收益儲備		140,291	131,207	676	524
		149,283	143,378	77,472	77,194
資產減負債					
固定資產	5	48,719	48,441	–	–
附屬公司	6	–	–	10,149	10,149
無形資產	7	9,316	9,619	–	–
其他資產	8	6,033	5,351	–	–
流動資產					
存貨	9	41,529	41,197	–	–
生物資產	10	34,234	36,694	–	–
應收貿易賬款	11	20,672	19,556	–	–
其他應收賬款、按金及預付款項	12	6,806	5,636	–	57
應收附屬公司款項（非貿易）	13	–	–	80,139	80,277
應收聯號公司款項（貿易）		3,825	5,500	–	–
應收股東公司款項（非貿易）	13	–	456	–	456
短期存款		46,030	24,185	–	–
現金及銀行結餘		4,480	3,652	6	4
		157,576	136,876	80,145	80,794

*　*二零零二年之數據因採納國際會計準則第41號「農業」而予重列（參見第172頁）。*

隨附附註屬財務報表之一部份。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

30. 集團分部報告 *(續)*

次要呈報方式－地區分部

本集團三大業務分部之業務遍佈全球各地，主要集中於亞洲及歐洲／北美兩個地區。

	營業額		資產總值		資本開支	
	2004	2003	2004	2003	2004	2003
	千元	*千元*	*千元*	*千元*	*千元*	*千元*
亞洲	131,412	127,239	232,295	221,644	4,918	7,559
歐洲／北美	68,167	71,996	–	–	–	–
合計	199,579	199,235	232,295	221,644	4,918	7,559

分部收入按客戶所在地區劃分。資產總值及資本開支按資產所在地區列示。

31. 董事酬金

屬於不同酬金組別之本公司董事人數如下：

	本集團					
	執行董事		非執行董事		合計	
	2004	2003	2004	2003	2004	2003
500,000新加坡元及以上	–	–	–	–	–	–
250,000新加坡元至499,999新加坡元	1	–	–	–	1	–
0至249,999新加坡元	2	3	8	8	10	11
	3	3	8	8	11	11

32. 比較數字

由於大型展示活動之定義有所變動及將若干折舊項目於銷售成本及經營開支項目中重新歸類，二零零三年之營業額及毛利經已重新列示，以符合現行呈報標準。大型展示活動先前被視為間接推廣活動，並歸入廣告及宣傳推廣項目下，現時則被視為直接推廣活動，並於營業額中扣除。二零零三年重新歸類前之營業額及毛利分別為二億零四十四萬五千元及五千八百四十九萬七千元。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

30. 集團分部報告 *(續)*

截至二零零三年十二月三十一日止年度

	加工產品 千元	飲品 千元	非加工產品 千元	綜合 千元
營業額	137,204	47,425	14,606	199,235
經營溢利,即分部業績	23,516	9,300	842	33,658
匯兑虧損淨額	(308)	(122)	(7)	(437)
未計算利息及税項前之溢利	23,208	9,178	835	33,221
利息支出淨額	(937)	(372)	(21)	(1,330)
除税前溢利	22,271	8,806	814	31,891
税項				(1,694)
股東應佔溢利淨額				30,197
分部資產	116,540	47,057	7,537	171,134
不作分類資產				50,510
綜合資產總值				221,644
分部負債	24,673	6,595	1,635	32,903
不作分類負債				39,458
綜合負債總額				72,361
資本開支	4,138	3,289	132	7,559
折舊	3,186	1,846	164	5,196
攤銷	206	70	27	303
非現金開支(淨額)(折舊及攤銷除外)	1,053	830	98	1,981

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

30. 集團分部報告（續）

截至二零零四年十二月三十一日止年度

	加工產品 千元	飲品 千元	非加工產品 千元	綜合 千元
營業額	134,458	54,625	10,496	199,579
經營溢利，即分部業績	22,649	12,156	183	34,988
匯兑虧損淨額	(137)	(83)	(1)	(221)
未計算利息及税項前之溢利	22,512	12,073	182	34,767
利息支出淨額	(990)	(595)	(8)	(1,593)
除税前溢利	21,522	11,478	174	33,174
税項				(5,115)
少數股東權益				53
股東應佔溢利淨額				28,112
分部資產	100,000	67,548	7,230	174,778
不作分類資產				57,517
綜合資產總值				232,295
分部負債	26,066	8,638	567	35,271
不作分類負債				39,443
綜合負債總額				74,714
資本開支	2,351	2,471	96	4,918
折舊	3,086	2,125	164	5,375
攤銷	211	131	20	362
非現金開支（淨額）（折舊及攤銷除外）	2,606	1,191	33	3,830

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

29. 金融工具 *(續)*

匯兑風險

本集團在一般業務過程中以各種外幣訂立交易。此外,本公司及其附屬公司在彼等各自之賬冊及賬目中以呈報貨幣計值。因此,本集團面臨匯率波動引致之交易及匯兑風險。然而,本集團使用外幣借貸及自然對沖,以將有關匯兑風險減低。由於本集團美元收益一般超過美元成本,故本集團以自然對沖減少兑美元波動風險。進行外幣投機活動並非本集團之政策。

信貸風險

本集團透過主要分銷商在各地區銷售其產品。本集團之信貸風險來自年終計入資產負債表之尚未償還應收貿易賬款。

除上述者外,本公司及本集團並無於任何單一交易對手或集團交易對手存在高度集中之信貸風險。

公平價值

下列金融資產及金融負債之賬面值與其公平價值相若:現金及銀行結餘、定期存款、貿易應收及應付賬款、其他應收及應付賬款以及短期債項。

資產負債表內非流動負債項下之應付一間聯號公司款項(非貿易賬款)之公平價值約為八百三十二萬五千元(二零零三年:八百零一萬元)。公平價值乃按資產負債表結算日類似工具之現行利率折現相關現金流量釐定。

30. 集團分部報告

基本呈報方式-業務分部

本集團於全球各地銷售其產品。其產品可分為加工產品、飲品及未加工產品。每個分部主要包括以下產品類別:(1)加工產品:鳳梨固體食品、熱帶綜合水果、番茄類產品、通心粉、辛辣佐料及其他;(2)飲品:鳳梨汁、果汁飲品及濃縮鳳梨汁;及(3)非加工產品:牛隻及新鮮鳳梨。

分部資產主要包括固定資產、其他資產、存貨、貿易及其他應收賬款及其他流動資產等經營資產。不作分類資產包括短期存款、現金及銀行結餘。分部負債包括經營負債。不作分類負債包括短期債項、税項準備及遞延税項。資本開支包括添置固定資產及無形資產。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

28.　承擔(續)

(c)　供應合約

本集團在正常業務過程中與六位分銷商訂立長期國際供應合約，當中五位分銷商擁有彼等各自所在市場區域或產品範疇之Del Monte商標之獨家分銷權。與上述各方訂立之供應合約通常可透過向另一方發出18至36個月(自某預定日期起計)之事先書面通知或按合約之議定屆滿期間予以終止，惟可選擇續約及須受與各分銷商訂立之協議所載之其他條款及條件所規限。供應合約項下產品之售價通常根據市場情況減若干優惠釐定，惟一定數量產品之價格須受收回產品成本價格下限之機制所規限。

(d)　外匯期貨合約

年內，一間附屬公司與若干銀行訂立外匯期貨合約以對沖年內之匯兑風險。於二零零四年十二月三十一日止，並無尚未結算之短期外匯期貨合約(二零零三年：並無尚未結算之短期外匯期貨合約)。

29.　金融工具

於二零零四年十二月三十一日，貿易融資(包括信用證及託收買單額度)及代收應收賬款之銀行信貸總額為一億七千九百四十萬元，當中已動用二千六百八十萬元(二零零三年：一億四千三百萬元，當中已動用三千二百六十萬元)。

金融風險管理目標及政策

本集團金融工具之主要風險為利率風險、流通風險及匯兑風險。董事會審閱及批准上述各類風險之管理政策，並概述如下。

利率風險

本集團透過銀行借款及租賃安排取得融資。本集團之政策為在並無增加其匯兑風險之情況下，盡可能取得最優惠利率。

資金盈餘存放於聲譽卓越之銀行。

有關本集團利率風險之資料亦於有關本集團借貸之附註中予以披露。

流通風險

短期資金來自短期銀行信貸。

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

27. 或有事項

(a) 本集團因法律訴訟、税項評估及正常業務過程中產生之若干事項而負有或有負債。管理層相信，該等或有事項之解決不會對本集團之經營業績或財務狀況產生重大影響。

(b) 於二零零四年十二月三十一日，本集團有未償還信用證金額約四十萬元（二零零三年：三百萬元）。

(c) 附屬公司DMPI就授予另一間附屬公司之銀行信貸合共約六百萬元，作出以一間銀行為受益人的公司擔保。於二零零四年十二月三十一日，該附屬公司並無動用上述銀行信貸（二零零三年：無）。

28. 承擔

(a) 經營租約承擔

根據現有協議，於二零零四年十二月三十一日，房地產物業、辦公室、設備及種植者協議（包括NDC先前擁有並根據全面土地改革法呈交以供土地分派之土地之估計租金）之所有不可撤銷長期租約之未來最低租金承擔載列如下：

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
1年內	6,706	4,292	–	–
1至5年	22,637	18,235	–	–
5年以上	34,978	38,993	–	–
	64,321	61,520	–	–

上述款項包括三十四億九千九百萬菲律賓披索（二零零三年：三十三億六千八百萬菲律賓披索）以菲律賓披索為單位之承擔。

上述租約大部份含有續約選擇權。部份租約載有遞增條文，但並無規定或有租金。租約條款並無有關本集團股息、額外債務或進一步租賃活動之任何限制。

(b) 未來資本開支

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
並未於財務報表撥備之資本開支				
－已訂立合約之承擔	429	77	–	–
－經董事批准之非承擔款額	8,815	6,338	–	–
	9,244	6,415	–	–

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

26. 主要有關連人士交易 *(續)*

管理人員及僱員之退休福利

本集團若干管理人員可享有一間附屬公司之界定福利計劃所規定之退休福利。該退休計劃涵蓋該附屬公司之絕大部份行政人員及正式全職僱員。上述福利乃按最近之月薪之一定百分比及累積服務年期釐定(附註15)。

發行及授予董事之股份及購股權

根據本公司於一九九九年之首次公開發售(「首次公開發售」),按首次公開發售價格每股0.63美元向當時之董事發行合共達一千九百八十二萬九千股每股面值0.01美元之普通股之預留股份。於二零零四年十二月三十一日,於本財政年度末擔任職務之本公司董事合共持有二百八十一萬八千股(二零零三年:二百八十一萬八千五百四十股)每股面值0.01美元之普通股。

根據行政人員購股權計劃,本公司於一九九九年按與授予其他集團行政人員購股權相同之條款及條件(附註3),向本公司當時之董事授出五百九十四萬一千六百六十八份首次公開發售購股權。於二零零四年十二月三十一日,於本財政年度末擔任職務之本公司董事獲授之尚未行使首次公開發售購股權為二百四十萬三千八百三十七份(二零零三年:二百四十萬三千八百三十七份)。

此外,於二零零一年三月二日,本公司按與授予其他集團行政人員購股權相同之條款及條件(附註3),向本公司當時之董事授出四百七十五萬份市價購股權。於二零零四年十二月三十一日,於本財政年度末擔任職務之本公司董事獲授之尚未行使市價購股權為二百七十五萬份(二零零三年:二百七十五萬份)。

鼓勵獎賞計劃

本集團為其管理及行政人員設有鼓勵獎賞計劃。本集團每年均會根據當年之業績計提估計之紅利負債。

供應合約

本集團與Cirio Del Monte集團旗下之前成員公司Del Monte International, Inc(前稱Cirio Del Monte International, Inc)就鳳梨產品訂立長期供應合約,該合約於一九九零年起生效。根據該協議,本集團供應罐裝鳳梨及果汁、熱帶雜錦水果及濃縮鳳梨汁,以於歐洲、非洲及中東市場分銷。本合約之定價乃以市場為導向,並扣減若干優惠後釐定,惟一定產品數量之價格須受收回成本價格下限之機制所規限(附註28(c))。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

26. 主要有關連人士交易

本公司之主要股東為Del Monte Holdings Limited(前稱Juliet Holdings SA)及MCI Inc(兩間公司均於英屬維爾京群島註冊成立)。Del Monte Holdings Limited為Cirio Del Monte NV in Amministrazione Straordinaria(於荷蘭註冊成立)之間接全資擁有附屬公司。MCI, Inc為Macondray & Co, Inc(於菲律賓註冊成立)之全資擁有附屬公司。

本集團及本公司與有關連人士按雙方協定之條款進行下列主要交易:

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
收入				
銷售予Cirio Del Monte集團旗下公司	21,071	20,218	–	–
銷售予Macondray集團旗下公司	2,245	2,372	–	–
來自Cirio Del Monte集團旗下公司之財務收入	80	388	–	–
小計	23,396	22,978	–	–
開支				
向Cirio Del Monte集團旗下公司採購	286	154	–	–
向Macondray集團旗下公司採購	2,304	2,194	–	–
支付予一間附屬公司(DMS)之管理費用	–	–	267	238
向Waterloo Land and Livestock Co Pty Ltd採購	4,749	7,128	–	–
支付予Cirio Del Monte集團旗下公司之財務開支	23	–	–	–
小計	7,362	9,476	267	238
總值	30,758	32,454	267	238

有關連公司交易乃按商業條款及條件進行。銷售產品之價格乃以市場為導向，並扣減若干優惠後釐定，惟補充之一定數量產品之價格須受收回產品成本價格下限之機制所規限。就採購而言，本集團之政策是尋求具有競爭力之報價。任何有關連人士之競投皆按公平合理之商業條款進行評估，並須與第三方供應商進行競投。採購業務通常授予最低報價方。

本集團與Cirio Del Monte集團旗下公司及Macondray集團旗下公司於二零零四年財政年度之銷售、採購及其他交易之總值為三千零八十萬元(二零零三年:三千二百五十萬元)。與Cirio Del Monte集團進行之有關連人士交易持續九個月至二零零四年九月三十日止，原因是Fresh Del Monte Produce Inc.已於二零零四年十月一日向Cirio Del Monte集團收購Del Monte Foods Europe。該財政年度之所有有關連人士交易(金額低於十萬新加坡元者除外)均根據在本公司於二零零四年四月二十八日舉行之上屆股東週年大會上取得之股東授權進行。本公司將於二零零五年四月二十六日舉行之應屆股東週年大會上，就經常性有關連人士交易尋求取得一項新的授權。

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

24. 股息

	本集團		本公司	
	2004	**2003**	**2004**	**2003**
	千元	千元	千元	千元
已付上一個財政年度之末期股息每股1.28仙減按稅率0%計算之稅項（2003年：每股1.56仙減按稅率0%計算之稅項）	13,748	16,717	13,748	16,717
已付中期股息每股0.54仙減按稅率0%計算之稅項（2003年：每股0.41仙減按稅率0%計算之稅項）	5,802	4,396	5,802	4,396
	19,550	21,113	19,550	21,113

於本財政年度之後，董事宣布派發截至二零零四年十二月三十一日止財政年度之末期股息每股1.81仙減按稅率0%計算之稅項，合計一千九百四十四萬八千元。截至二零零四年十二月三十一日止財政年度並未就該等股息作出撥備。

25. 每股盈利

每股基本盈利乃按股東應佔溢利淨額除以年內已發行普通股加權平均數計算。

	2004	**2003**
股東應佔溢利淨額（千元）	28,112	30,197
已發行普通股加權平均數（千股）	1,073,800	1,071,838
每股基本盈利（仙）	2.62	2.82

就每股攤薄盈利而言，已發行普通股加權平均數乃假設已兌換所有具潛在攤薄影響之普通股（即授予僱員之購股權）而作出相應調整。

就購股權之每股攤薄盈利而言，按市價（釐定為本財政年度本公司股份之平均股價）可予收購之股份數目乃根據尚未行使購股權所附帶認購權之貨幣價值計算釐定，藉以釐定將加入流通在外普通股之「未獲認購」股份數目，以便計算有關攤薄。就購股權計算而言，並無就股東應佔溢利淨額作出調整。

	2004	**2003**
股東應佔溢利淨額，即用以釐定每股攤薄盈利之金額（千元）	28,112	30,197
已發行普通股加權平均數（千股）	1,073,800	1,071,838
購股權調整（千份）	2,700	930
計算每股攤薄盈利之普通股加權平均數（千股）	1,076,500	1,072,768
每股攤薄盈利（仙）	2.61	2.81

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

23. 稅項 *(續)*

(c) 資產及負債於財務報告申報基準及其稅務基準兩者間之暫時差異之稅項影響所引致產生之遞延稅項資產或負債分析如下：

本集團

	於年初	扣自／(計入)損益賬	匯兌差額	於年末
	千元	*千元*	*千元*	*千元*
遞延所得稅負債				
加速折舊準備	3,450	349	(48)	3,751
遞延農作物種植成本	5,369	508	(74)	5,803
年終尚未出售之生物資產之公平價值變動淨額	103	(73)	–	30
	8,922	784	(122)	9,584
遞延所得稅資產				
撥備	1,350	(387)	35	998
匯兌差額	122	9	(2)	129
	1,472	(378)	33	1,127
遞延稅項負債淨額	7,450	1,162	(155)	8,457

(d) 由於位於菲律賓之一間附屬公司須就二零零四年十二月三十一日之總收益儲備繳納15%之預扣稅項，導致根據資產負債表日當日匯率計算，向本公司股東派付股息將產生潛在所得稅合共約三百七十七萬九千元(二零零三年：三百九十四萬二千元)。

財務報表附註（*續*）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

23. 稅項

(a) 本集團所得稅乃根據年內估計應課稅溢利按有關海外稅務司法權區之適用稅率計算。本集團海外所得稅之撥備詳情如下：

	本集團	
	2004	**2003**
	千元	*千元*
本期稅項		
－本年度	3,953	2,159
遞延稅項		
－本年度	1,162	(465)
	5,115	1,694

本公司

由於本公司之收入毋須繳納英屬維爾京群島一切所得稅，故本公司並無稅項支出。

本集團

本集團本年度之實際所得稅率為15.4%（二零零三年：5.3%）。稅項與除稅前溢利乘以適用稅率之對賬如下：

	本集團	
	2004	**2003**
	千元	*千元*
除稅前溢利	33,174	31,891
按加權平均適用稅率計算之溢利稅項（*見下文(b)*）	4,230	1,441
國際會計準則（按稅率15.4%（二零零三年：5.3%）計算）之稅項影響	79	(136)
股息最終稅項	799	382
換算調整	1	–
其他	6	7
	5,115	1,694

(b) 適用之加權平均稅率釐定為15.4%（二零零三年：5.3%），乃按集團內公司經營業務所在司法權區之適用稅率計算。儘管本集團之主要附屬公司位於菲律賓，且菲律賓之現行稅率為32%（二零零三年：32%），惟集團內其他公司經營業務之司法權區之稅率均較低或被視為可豁免繳納稅項。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

21. 經營溢利

經營溢利經扣除(計入)下列各項後釐定：

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
核數師酬金				
一應付本公司核數師	116	124	105	111
一應付其他核數師	114	90	—	—
非核數費用				
一應付本公司核數師	34	94	32	93
一應付其他核數師	128	—	—	—
固定資產折舊	5,375	5,196	—	—
貿易呆賬撥備	79	177	—	—
研發開支	175	158	—	—
經營租約租金	5,686	4,974	—	—
出售固定資產收益	(92)	—	—	—
撥備撥回	(69)	(16)	—	—

22. 財務收入(開支)

(a) 財務收入

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
利息收入：				
一銀行存款	678	444	—	—
一聯號公司	80	388	—	—
一其他	3	—	—	—
	761	832	—	—

(b) 財務開支

利息支出：				
一應付票據	(1,869)	(1,720)	—	—
一客賬代理	(84)	(109)	—	—
一其他	(401)	(333)	—	—
匯兌虧損淨額	(221)	(437	—	—
	(2,575)	(2,599)	—	—

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

20. 員工成本

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
工資及薪金 *(下文附註(a))*	28,052	28,951	727	654
社會保障成本	1,254	1,303	–	–
退休金計劃－公積金	382	367	–	–
退休金計劃－界定福利計劃 *(附註15)*	1,166	1,076	–	–
獎金 *(附註26)*	434	1,800	–	–
攤佔生產溢利 *(下文附註(b))*	143	87	–	–
	31,431	33,584	727	654
年終之全職僱員人數	5,727	5,707	–	–

(a) 包括本集團及本公司之董事酬金及袍金分別約一百零二萬八千元及六十三萬七千元(二零零三年：九十三萬七千元及六十五萬四千元)。

(b) 根據行政命令第229號及共和國法令第6657號項下之菲律賓全面土地改革法(「全面土地改革法」)(Philippine Comprehensive Agrarian Reform Law)，National Development Company(「NDC」)將先前租賃予DMPI之大部份菲律賓土地收歸土地改革部(「土地改革部」)(Department of Agrarian Reform)作土地分配之用，並隨後授予成立一家合作企業之受益人。

一九八九年二月二十一日，DMPI與該受益人之合作企業就上述土地按若干費用簽訂了一份租賃協議，租期自一九八九年三月一日起計，為期二十五年。DMPI根據該租賃協議使用土地及支付租金，惟有關協議有待土地改革部正式批准。一九九一年一月十一日，土地改革部批准現有租賃協議之修訂內容，即將租期減為十年並自一九八八年十二月十二日起增加年費。一九九七年一月十一日，DMPI與受益人之合作企業簽訂一份新租賃協議，自一九九九年一月十一日起，將租期另行延長二十五年。

向NDC租賃作非農業用途之剩餘土地並無收歸以進行土地分配，並繼續以長期租約形式延續直至二零三二年。

私有土地受限於現有之農作物生產及種植者合約之條款，該等合約不斷更新。對於若干超過允許保留期限之私有土地，法律規定進行強制收購及分配予合資格受益人。是否續簽該等租賃協議視乎有關各方協商之條款及條件而定。

根據全面土地改革法之規定，本公司根據土地改革部批准之分享計劃，授予其合資格僱員(固定之農場員工及技術員工)參與分享因經營全面土地改革法遞延範圍內私人租賃農業土地而所得之生產溢利之權利。

本公司應計之估計攤佔生產溢利金額約為八萬七千一百四十三元(二零零三年：八萬七千元)，本公司相信其完全符合該法例之實施指引。

財務報表附註（*續*）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

16. 短期債項（無抵押）

短期債項為無抵押、按加權平均實際年利率2.0%至8.4%（二零零三年：1.9%至10.5%）計息及於十二個月內到期。

本集團之債項利率風險列載如下：

	本集團	
	2004	2003
	千元	千元
按浮動利率計息之債項總額	29,810	31,276

17. 應付聯號公司款項（非貿易）

有關餘額為無抵押、免息並按附註7所披露之條款償還。

18. 營業額

本公司之營業額包括投資於附屬公司之股息收入。

本集團之營業額包括銷貨總發票額減折扣及退貨，並於交付貨品及擁有權轉移予客戶後確認。集團內公司間之重大交易並無計入本集團營業額內。

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
出售貨品	199,579	199,235	–	–
投資於非上市附屬公司之股息收入	–	–	22,541	23,256
	199,579	199,235	22,541	23,256

19. 其他經營開支

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
過時存貨貶值撥備	2,549	2,132	–	–
鼓勵獎賞福利（*附註26*）	434	1,800	–	–
直接撇銷存貨	–	1,232	–	–
遞延收購成本撇銷	486	351	486	351
無形資產攤銷	362	303	–	–
年終尚未售出之生物資產之公平價值變動淨額	475	(512)	–	–
產品索償	88	340	–	–
產品修復成本	–	396	–	–
其他	1,897	2,157	290	94
	6,291	8,199	776	445

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有説明者外,金額概以美元列示)

15. 退休福利責任 *(續)*

於損益賬確認之金額如下:

	本集團	
	2004	**2003**
	千元	*千元*
現有服務成本	1,321	1,070
利息支出	2,706	2,493
計劃資產預期回報	(2,861)	(2,487)
計入員工成本總額 *(附註20)*	1,166	1,076

計劃資產之實際回報為三百五十九萬二千元(二零零三年:二百八十五萬四千元)。

於應計工資開支確認之負債變動如下:

	本集團	
	2004	**2003**
	千元	*千元*
年初	89	85
匯兑差額	(6)	(28)
開支總額	1,166	1,076
已繳供款	(1,153)	(1,044)
年終	96	89

撥款責任及計劃資產乃依據合資格精算師之意見計量及估值,精算師會兩年進行一次全面估值。該等責任及計劃之上一次估值乃於二零零三年進行,估值結果成為撥款責任及計劃資產於二零零三年及二零零四年公平價值之基準。

用作會計目的之主要精算假設如下:

	本集團	
	2004	**2003**
	年率%	*年率%*
折讓率	11	11
計劃資產預期回報	11	11
未來薪金增長	6.5-8	6.5-10

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

13. 應收/應付附屬公司款項(非貿易)

該等款項乃無抵押、免息及須隨時償還。

14. 其他應付賬款及應付款項

	本集團		本公司	
	2004	2003	2004	2003
	千元	*千元*	*千元*	*千元*
應付經營開支	10,853	10,124	386	461
客戶訂金	3,414	3,324	–	–
應付工資開支	2,202	1,760	–	–
應付增值稅	886	494	–	–
僱員之代扣款項(稅項及社會保障成本)	801	858	–	–
其他應付賬款	35	19	6	6
	18,191	16,579	392	467

本集團應付工資開支包括約九萬六千元之退休福利責任(二零零三年:八萬九千元)(附註15)。

15. 退休福利責任

DMPI(一家附屬公司)設有界定退休福利計劃,絕大部份行政人員及普通全職僱員均參加此計劃。福利乃按最近期之月薪及服務年資之一定百分比計算。年內計入綜合損益賬之退休金供款總額約達六千五百四十萬菲律賓披索(相當於一百一十六萬六千元)(二零零三年:五千八百四十萬菲律賓披索(相當於一百零七萬六千元))。DMPI對退休金計劃作出之全年供款包括涵蓋年度內現有服務成本之款項及精算應計負債資金之款項(如有)。

於資產負債表確認之金額:

	本集團	
	2004	2003
	千元	*千元*
撥款責任現值	28,527	24,600
計劃資產公平價值	(27,154)	(24,298)
未提撥精算負債	1,373	302
未確認精算收益(虧損)	(1,277)	(213)
應付工資開支項下錄得之負債淨額 *(附註14)*	96	89

退休金計劃資產包括附屬公司根據長期租約而佔用之某些樓宇,公平價值約為五百五十五萬四千元(二零零三年:五百五十五萬四千元)。

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

10. **生物資產**（續）

	本集團	
	2004	2003
	千元	千元
遞延農作物種植成本		
年初	30,489	30,970
貨幣調整	(408)	(1,302)
新種	25,817	24,468
收割	(22,552)	(23,647)
年終	33,346	30,489

11. 應收貿易賬款

	本集團	
	2004	2003
	千元	千元
應收貿易賬款	24,887	21,633
減呆賬撥備	(906)	(961)
	23,981	20,672

於財政年度內呆賬撥備之變動如下：

年初	961	956
年內撥備	79	177
撥備撥回	(69)	(16)
撥備撤銷	(52)	(114)
貨幣調整	(13)	(42)
年終	906	961

12. 其他應收賬款、按金及預付款項

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
預付款項	4,649	4,093	2	–
其他可收回款項	1,410	725	–	–
按金	765	796	–	–
非貿易應收賬款	595	949	–	–
承辦商首期付款	106	243	–	–
	7,525	6,806	2	–

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

9. 存貨 *(續)*

存貨乃經扣除過時存貨貶值撥備後列賬。存貨於財政年度之過時貶值撥備變動如下：

	本集團	
	2004	**2003**
	千元	*千元*
年初	2,505	440
年內撥備	2,549	2,132
撥備撇銷	(3,360)	(46)
貨幣調整	(32)	(21)
年終	1,662	2,505

10. 生物資產

	本集團	
	2004	**2003**
	千元	*千元*
牲畜		
－公平價值	3,494	2,623
－成本	408	1,122
	3,902	3,745
遞延農作物種植成本	33,346	30,489
	37,248	34,234

本集團之牲畜包括活牛、養殖牲畜、菜牛群、奶牛及屠宰牛。公平價值乃根據接近年終實際售價減估計銷售時之成本而釐定。活牛價值按公平價值減估計銷售時之成本釐定。養殖牲畜、菜牛群、奶牛及屠宰牛之價值按成本確定。

賬面值變動對賬如下：

	本集團	
	2004	**2003**
	千元	*千元*
牲畜		
年初／收購日期	3,745	5,724
貨幣調整	(48)	(250)
因購買而增加	10,222	14,082
價格變動引致公平價值變動而產生之收益減之估計銷售時之成本	55	369
因出售而減少	(10,072)	(16,180)
年終	3,902	3,745

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

7.　無形資產（續）

此外，一家附屬公司Dewey擁有在菲律賓加工食品之「Del Monte」及「Today's」商標使用權（「菲律賓商標」）。於二零零四年十二月三十一日，菲律賓商標之概約賬面淨值及餘下攤銷期分別約為二百九十四萬一千元及二十六年（二零零三年：三百零五萬五千元及二十七年）。

該等商標賦予本集團在指定國家使用有關商標之獨家永久權利。預期使用該等商標將至少在未來四十年內為本集團帶來巨額收入。

於二零零四年七月，本公司收購Abpak Company Limited 89%權益，總價值為一千零一十萬元。其中包括初期投資額六百二十七萬六千元及相關收購成本二十八萬四千元已收購大湖價值為三十五萬八千元之資產淨值，從而確認六百二十萬二千元之商譽。然而，採納國際財務報告準則第3號之後，僅有固定年期為五年之五十九萬二千元無形資產須予攤銷，而餘下五百六十一萬元須進行年度減值測試。於二零零四年十二月三十一日，大湖之無形資產（除商譽外）之賬面淨值及餘下攤銷期分別為五十三萬三千元及4.5年。

8.　其他資產

	本集團	
	2004	**2003**
	千元	*千元*
給種植者之墊款	3,366	3,291
抵押按金	1,311	1,426
土地擴展（已收購租賃面積之發展成本）	948	912
其他	605	404
	6,230	6,033

給種植者之墊款可根據向種植者保證之最低利潤金額抵銷。土地擴展資產為新收購租賃面積之發展成本，其中包括興建道路、橋樑及清理等成本。

9.　存貨

	本集團	
	2004	**2003**
	千元	*千元*
製成品		
一原值	9,616	16,733
一可變現淨值	134	142
原材料及包裝材料		
一原值	25,929	24,222
一可變現淨值	—	432
	35,679	41,529

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

7. 無形資產

本集團

	商標 千元	分銷網絡 千元	商譽 千元	總計 千元
原值				
2004年1月1日	12,115	–	–	12,115
因收購附屬公司而產生	365	227	5,610	6,202
2004年12月31日	12,480	227	5,610	18,317
累積攤銷				
2004年1月1日	2,799	–	–	2,799
攤銷	339	23	–	362
2004年12月31日	3,138	23	–	3,161
賬面淨值				
2004年12月31日	9,342	204	5,610	15,156
2003年12月31日	9,316	–	–	9,316

財政年度內累積攤銷之變動如下：

	本集團 **2004** 千元	 **2003** 千元
年初	2,799	2,496
年內攤銷 －Del Monte及Today's商標	303	303
－大湖商標及分銷網絡	59	–
年終	3,161	2,799

於一九九六年十一月，一家附屬公司DMPRL與一家聯號公司就有關取得於印度次大陸區域「Del Monte」商標之獨家使用權(「印度次大陸商標」)以作生產、製造、銷售及分銷食品及向其他方再授權之事宜訂立分授許可協議。

根據該協議之條款，DMPRL將就商標之使用權向聯號公司支付總代價一千萬元。第一筆金額一百萬元已於一九九六年支付，而餘下九百萬元將分期支付。每期金額將相等於按該協議所規定基準釐定之「收入淨額」之40%，惟餘額九百萬元無論如何須於二零零六年十一月三十日之前支付。已獲授許可的商標乃按將予作出之預計未來現金付款於一九九六年十二月三十一日之淨現值入賬。相等於無形資產之現金價格與總付款之間之差額已被資本化，並與應付予聯號公司之款項抵銷。未來現金付款之淨現值以接近本公司資金成本之折讓率計算。於二零零四年十二月三十一日，印度次大陸商標之概約賬面淨值及餘下攤銷期分別約為六百零七萬二千元及三十二年(二零零三年：六百二十六萬一千元及三十三年)。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

6. 附屬公司 *(續)*

收購一家附屬公司於綜合現金流量表內以單獨項目列示。是項收購對收購日期之個別資產與負債之影響載列如下：

	千元
無形資產	594
固定資產	1,427
存貨	729
應收貿易賬款	1,610
其他應收賬款、按金及預付款項	274
現金及銀行結餘	697
應付貿易賬款	(1,489)
其他應付賬款及應付款項	(1,354)
短期債項	(1,494)
少數股東權益	(44)
所收購資產淨額	950
合併產生之商譽	5,610
總作價(包括相關收購成本)	6,560
加：附屬公司債務淨額	797
收購之現金開支(已扣除債務)	7,357

自收購日期起，Abpak集團產生四十八萬元虧損，已計入本集團溢利淨額。倘若是項合併於年初發生，本集團之營業額及溢利淨額將分別為二億零七百零一萬一千元及二千八百萬零七萬七千元。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

6. 附屬公司 *(續)*

附屬公司名稱	主要業務	註冊成立國家及營業地點	本集團持有之股權百分比 2004 %	2003 %
Dewey Limited (「Dewey」) (i)	「Del Monte」及「Today's」商標在菲律賓之擁有者	百慕達	100	100
Pacific Brands Philippines, Inc (「PBPI」) (v)	暫無業務	美國特拉華州	100	100
Hordaland Company Limited (「Hordaland」) (i)	暫無業務	香港	100	100
由DMPL India Pte Ltd 持有				
Del Monte Foods India Private Limited (vi)	製造、加工及分銷食品、飲品及其他相關產品	印度孟買	100*(viii)*	0
由Abpak Company Limited 持有				
大湖(天津)新鮮食品果汁有限公司(vii)	生產及營銷「大湖」、「明朗」及「茹夢」品牌果汁	中國天津	89	0

(i) 根據其註冊成立國家之法律毋須通過審核
(ii) 經安永會計師事務所(新加坡)審核
(iii) 投資成本為一元
(iv) 經安永會計師事務所(香港)審核
(v) 經安永會計師事務所(新加坡)之聯營公司SyCip Gorres Velayo & Co審核
(vi) 經Deloitte, Haskins & Sells, (Bangalore，印度)審核
(vii) 經安永會計師事務所(中國北京)審核
(viii) 由DMPRL持有0.1%

本公司於二零零四年七月收購Abpak Company Limited 89%權益，而該公司持有總部設於中國之優質果汁生產商大湖(天津)新鮮食品果汁有限公司(「大湖」)全部權益。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

6. 附屬公司

	2004 千元	2003 千元
非上市股份之原值	16,709	10,149

於二零零四年十二月三十一日，本公司及本集團擁有以下附屬公司：

附屬公司名稱	主要業務	註冊成立國家及營業地點	本集團持有之股權百分比 2004 %	本集團持有之股權百分比 2003 %	本公司所作之投資成本 2004 千元	本公司所作之投資成本 2003 千元
由本公司持有						
Del Monte Pacific Resources Limited (「DMPRL」)[i]	投資控股	英屬維爾京群島	100	100	10,139	10,139
GTL Limited (「GTL」)[i]	從事主要以「Del Monte」品牌出售之食品貿易	馬來西亞納閩聯邦直轄區	100	100	10	10
DMPL Management Services Pte Ltd (「DMS」)[ii]	向本集團提供行政支持及聯絡服務	新加坡	100	100	*(iii)*	*(iii)*
DMPL India Pte Ltd[ii]	投資控股	新加坡	100	0	*(iii)*	0
Abpak Company Limited[iv]	投資控股	香港	89	0	6,560	0
					16,709	10,149
由DMPRL持有						
Central American Resources Inc (「CARI」)[i]	投資控股及以「Del Monte」品牌為主之食品貿易	巴拿馬	100	100		
由CARI持有						
Del Monte Philippines, Inc (「DMPI」)[v]	種植、加工及分銷以「Del Monte」及「Today's」品牌為主之食品	菲律賓	100	100		

財務報表附註（*續*）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

5. 固定資產

本集團

	永久業權土地及樓宇	樓宇、土地改良及租賃物業裝修	機器及設備	奶牛及養殖牲畜	在建工程	總計
	千元	千元	千元	千元	千元	千元
原值						
於2004年1月1日	6,801	4,620	71,850	378	1,211	84,860
添置	523	8	2,243	–	2,144	4,918
收購附屬公司而產生之成本	–	303	3,053	–	–	3,356
出售	(23)	–	(496)	(65)	–	(584)
重新分類	3	98	1,032	–	(1,133)	–
貨幣調整	(91)	(53)	(942)	(5)	(16)	(1,107)
於2004年12月31日	7,213	4,976	76,740	308	2,206	91,443
累計折舊						
於2004年1月1日	2,405	1,268	32,180	288	–	36,141
年內折舊	114	240	4,994	27	–	5,375
因收購附屬公司而產生	–	13	1,916	–	–	1,929
減值虧損	–	168	–	–	–	168
出售	(13)	–	(443)	(57)	–	(513)
貨幣調整	(33)	(10)	(442)	(4)	–	(489)
於2004年12月31日	2,473	1,679	38,205	254	–	42,611
2003年折舊	96	216	4,844	40	–	5,196
賬面淨值						
於2004年12月31日	4,740	3,297	38,535	54	2,206	48,832
於2003年12月31日	4,396	3,352	39,670	90	1,211	48,719

年內被資本化之利息成本為零（二零零三年：七萬二千元）。

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

3. **股本**（續）

市價購股權可按下列條款行使：

購股權行使期間	**條款**
由2004年5月29日至2005年5月28日	(i) 可行使最多60%已授出之市價購股權
由2005年5月29日至2012年5月28日	(ii) 可悉數行使已授出之市價購股權

行政人員購股權計劃項下之購股權持有人概無收取佔已授出購股權總數5%或以上之購股權。除向本集團若干董事同時亦為控股股東公司董事及／或僱員授出之購股權外，概無向控股股東公司之任何董事或僱員授出任何購股權。控股股東公司及其附屬公司之董事及僱員不能參與行政人員購股權計劃。所有向本集團董事、行政人員及僱員授出之已發行購股權年期為十年。

除上文所述者外，於本財政年度及本報告日期，概無授出其他購股權以認購未發行股份。

本集團及本公司根據本集團會計政策於財務報表中就權益補償計劃並無確認任何開支。

4. **股份溢價**

	本集團		本公司	
	2004	2003	2004	2003
	千元	千元	千元	千元
年初	65,936	65,815	66,075	65,954
根據購股權計劃已發行之每股面值0.01元之2,404,000股（2003年：450,000股）普通股	673	121	673	121
年終	66,609	65,936	66,748	66,075

根據本公司營運所在司法權區英屬維爾京群島法律，本公司股份溢價、匯兌儲備及收益儲備均屬本公司盈餘賬項，可用作股息分派。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

3. **股本** *(續)*

首次公開發售購股權可按下列條款行使：

購股權行使期間	條款
由2000年7月30日至2001年7月29日	(i) 可行使最多30%已授出之首次公開發售購股權
由2001年7月30日至2002年7月29日	(ii) 可行使最多60%已授出之首次公開發售購股權(包括上文(i)項之購股權)
由2002年7月30日至2009年7月29日	(iii) 可悉數行使已授出之首次公開發售購股權

自行政人員購股權計劃實施以來，除下列授予控股股東及其聯繫人士之首次公開發售購股權外，於本報告日期概無向控股股東及其聯繫人士授出任何其他購股權：

控股股東及其聯繫人士	於2004年1月1日授出之購股權總數	年內授出	已行使購股權總數	已作廢購股權總數	於2004年12月31日餘下購股權總數
Martin P Lorenzo	1,269,841	–	–	–	1,269,841
Regina Lorenzo H-Davila	190,477	–	–	–	190,477
Marco P Lorenzo	175,502	–	–	–	175,502

(3) 根據行政人員購股權計劃，本公司於二零零一年向本集團董事、行政人員及高級管理人員(彼等並非控股股東或控股股東之聯繫人士)授出14,050,000份購股權，該等購股權乃按照相等於本公司股份於緊接授出購股權日期前三個連續交易日在新交所之最後平均交易價作為行使之認購價(無任何折扣)(「市價購股權」)行使。各市價購股權持有人均有權按0.49新加坡元之價格認購1股股份。

市價購股權可按下列條款行使：

購股權行使期間	條款
由2003年3月2日至2004年3月1日	(i) 可行使最多60%已授出之市價購股權
由2004年3月2日至2011年3月1日	(ii) 可悉數行使已授出之市價購股權

(4) 於二零零二年，本公司向並未獲授第一批市價購股權之新任高級管理人員及管理層僱員授出第二批市價購股權。按照相等於本公司股份於緊接授出購股權日期前三個連續交易日在新交所之最後平均交易價作為行使之認購價(無任何折扣)，合共授出3,250,000份市價購股權。各市價購股權持有人均有權按0.47新加坡元之價格認購1股股份。

財務報表附註（續）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

3. 股本

	2004 千元	2003 千元
法定		
－2,000,000,000股（2003年：2,000,000,000股）每股面值0.01元之普通股	20,000	20,000
已發行及繳足		
年初		
－1,072,079,194股（2003年：1,071,629,194股）每股面值0.01元之普通股	10,721	10,716
年內發行		
－2,404,000股（2003年：450,000股）每股面值0.01元之普通股	24	5
年終		
－1,074,483,194股（2003年：1,072,079,194股）每股面值0.01元之普通股	10,745	10,721

餘下之購股權

於二零零四年十二月三十一日，可認購本公司每股面值0.01元普通股之餘下購股權如下：

授出日期	說明	於2004年1月1日或授出日期（以較後日期為準）	已作廢之購股權	已獲行使之購股權	2004年12月31日	持有人數目	行使價[1]	行使期間
1999年7月30日	首次公開發售購股權[2]	5,615,265	672,571	–	4,942,694	25	0.504美元	2000年7月30日至2009年7月29日
2001年3月2日	市價購股權[3]	11,060,000	150,000	2,350,000	8,560,000	32	0.490新加坡元	2003年3月2日至2011年3月1日
2002年5月29日	市價購股權[4]	2,870,000	160,000	54,000	2,656,000	88	0.470新加坡元	2004年5月29日至2012年5月28日

(1) 於一九九九年十二月二十日，新交所批准本公司將股份報價由美元轉換為新加坡元。

(2) 根據行政人員購股權計劃，本公司於一九九九年七月向本集團若干控股股東及其聯繫人士、董事、行政人員及高級管理人員授出11,428,571份首次公開發售購股權。各首次公開發售購股權持有人有權按首次公開發售價0.63美元減20%折扣，或0.504美元（於二零零五年三月十一日，該價格約相當於0.816新加坡元）認購1股股份。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

生物資產及農產品 *(續)*

計入損益賬之牲畜及收割之鳳梨公平價值變動減估計銷售時之成本，現載列如下：

公平價值變動淨額	2004	2003
	千元	*千元*
計入銷售成本－有關年內已出售之牲畜及收割之鳳梨	6,450	8,010
計入經營開支－有關年終尚未出售之生物資產	(475)	512
公平價值變動總淨額	5,975	8,522

由於各呈報期間尚未出售之生物資產出現公平價值變動淨額，本集團二零零四年之未計算利息及稅項前之溢利(「未計算利息及稅項前之溢利」)及溢利淨額分別減少約四十七萬五千元及四十萬二千元(二零零三年：增加五十一萬二千元及四十八萬五千元)。

國際會計準則第41號對盈利能力之影響	2004	2003
	千元	*千元*
未計算利息及稅項前之溢利	(475)	512
溢利淨額	(402)	485

生物資產稅基與其賬面值間之暫時差異所產生之遞延稅項負債將按上述會計政策處理。

現金及現金等值項目

現金指手頭現金及須於要求時償還之銀行或其他金融機構存款。

現金等值項目指短期高度流通性之投資(指其隨時可變現為可知數額之現金且價值變動之風險不大)。

財務報表附註（*續*）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

2. 主要會計政策概要（*續*）

退休計劃

附屬公司Del Monte Philippines,Inc設立一項界定福利計劃，其資產一般由獨立信託管理基金持有。一般而言，退休金計劃乃由該附屬公司經考慮獨立合資格精算師之建議後提供資金。該附屬公司亦為參與僱員設立公積金供款計劃。

該附屬公司採用預測單位信貸方法處理退休計劃責任。根據預測單位信貸方法，提供該退休金之成本按合資格精算師之建議於損益賬扣除，以便將常規成本於僱員服務期內分攤。合資格精算師會每兩年對該計劃進行全面估值。退休金責任乃根據估計未來現金流量之現值按年利率11%計算。倘各別計劃之累計未確認精算收益或虧損超過界定福利責任及計劃資產公平價值中較高者之10%，精算收益及虧損將確認為收入或開支。精算收益及虧損可於以後年度分攤，並按僱員之預計平均剩餘服務期計入損益賬。

該附屬公司向供款公積金計劃之供款乃於當年在損益賬扣除。

僱員購股權計劃

本公司實施一項行政人員購股權計劃，以批授可認購本公司股份之不可轉讓購股權。補償成本並無就已發行購股權之公平價值或內在價值於本公司及本集團之財務報表內確認。

生物資產及農產品

農牧業務指企業管理有關動物或植物（生物資產）生物轉化為農產品或額外生物資產以供銷售之活動。

生物資產及農產品於收割時之初次確認乃按其公平價值減估計銷售之成本計算。於各資產負債表結算日，生物資產（牲畜）亦按其公平價值減銷售時之成本計算。由此產生之收益及虧損計入當期之溢利或虧損淨額。然而，倘無法可靠計算生物資產之公平價值，生物資產應按成本減累計折舊及任何累計減值虧損列賬。

本集團之生物資產（牲畜）及農產品（收割之鳳梨）於收割時乃按其公平價值減估計銷售時之成本列賬，惟部份無法可靠估算其公平價值之生物資產（生長中農作物）除外。就該等生物資產而言，將按成本減任何累計折舊及任何累計減值虧損計算。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有説明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

外幣 *(續)*

本集團進行對沖會計處理之標準包括:(1)對沖交易能高效地抵銷已對沖風險之公平價值變動或現金流量變動,(2)能可靠地計量對沖之有效性,(3)在對沖開始時有足夠文件記錄對沖關係,及(4)對於現金流量對沖,進行對沖處理之預計交易發生之可能性較大。

(a)　公平價值對沖

指定為公平價值對沖之衍生工具按公平價值列賬,公平價值之相應變動於損益賬中確認。已對沖資產或負債之賬面值亦按照已對沖風險之公平價值變動作出相應調整,調整後產生之相關損益亦於損益賬內確認。

倘對沖不再高度有效,則終止對沖會計處理。

(b)　現金流量對沖

如屬高效之現金流量對沖工具之公平價值變動,則直接於匯兑儲備賬確認為股東權益。未獲有效對沖部份立即於損益賬內確認。

倘已對沖現金流量確認為資產或負債,先前直接於權益中確認之所有損益概由權益轉移至成本或資產或負債之賬面值首次計量之數目中。而就其他現金流量對沖而言,當已承諾或預計交易對損益賬產生影響時,首次於權益中確認之損益將由匯兑儲備賬轉移至損益賬。

當預期承諾或預計交易不再可能發生時,先前於權益中列報之任何累計收益或虧損淨額將轉撥至損益賬。

並非指定作為公平價值或現金流量對沖之匯兑期貨合約歸類為持作交易用途,並按公平價值列賬,惟公平價值之變動計入損益賬。

遞延農作物種植成本

遞延農作物種植成本乃按成本列賬。遞延農作物種植成本包括土地準備開支及主要及宿根農作物種值期間產生之其他直接開支。該等生長中農作物開支作遞延處理,並根據估計總產量按三年估計生長週期計入存貨賬內。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

財務票據 *(續)*

應付賬款按成本列賬，該成本為將來就獲取產品及服務須支付作價之公平價值。應付貿易賬款一般須於十五至三十日內結清。

短期借貸以現時條款與期限相若之其他短期借貸之借貸利率為基準計算，其賬面金額與公平價值相近。倘金額之價值隨時間有重大變化，非流動負債將為預期需要清償責任之支出之現值。

應收賬款按預期可變現價值（扣除呆賬撥備後）列賬。呆賬將於有關款項不可收回時按估計作出撥備。若產生壞賬，則需於損益賬內撇銷。應收貿易賬款一般期限為七至七十五日。

金融機構收取並不可向本集團追索之應收貿易賬款視為已悉數結清款項。來自金融機構之相應付款作為已收取客戶現金列賬，且概無確認負債。

金融機構收取並可向本集團追索之應收貿易賬款不會視為已結清款項。來自金融機構之相應付款作為收取該等機構現金列賬，且確認有關銀行借貸。

儲備

資本儲備（包括股份溢價）來自於因以高於普通股面值之發行價格發行本公司普通股而產生之差額。

匯兑儲備用於反映因合併海外實體財務報表而產生之匯兑差額。

外幣

本公司及其附屬公司在彼等之賬冊及記錄中使用各自之計量貨幣計值。

年內之外幣（計量貨幣除外）交易按照交易進行當日之匯率換算。以外幣（計量貨幣除外）計值之貨幣性資產及負債按照資產負債表結算日之匯率換算。匯兑差異計入損益賬內。

本集團運用外匯期貨合約管理其預期進口、預期出口及現有外幣應收賬款和應付賬款之匯兑風險。本集團庫務部初始時將若干外匯期貨合約確認為(a)對某項資產或負債之公平價值之對沖（公平價值對沖），或(b)對歸屬於某項資產、負債或預期交易之現金流量變動風險之對沖（現金流量對沖）。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

經營租約

資產所有權之報酬及風險實際上全部歸出租公司所有之租約均為經營租約。經營租約之應付租金均作為開支按直線法於租約期內記錄在損益賬內。

所得稅

所得稅支出以稅務影響會計法為基礎,採用負債法釐定,並適用於資產負債表結算日,資產及負債之賬面值與用於繳稅之金額間之一切暫時差異。

所有應課稅暫時差異均予以確認為遞延稅項負債。

所有可予扣減暫時差異均予以確認為遞延稅項資產,惟以可能獲得應課稅溢利而用以抵銷可扣減之暫時差異者為限。

倘海外附屬公司之未分配盈利擬長期用作該等實體之投資,則不會就有關盈利計提遞延稅項負債撥備。所有應課稅暫時差異均予以確認為遞延稅項負債,除非有關遞延稅項負債由商譽引起,而有關商譽的攤銷不可作扣稅用途。

遞延稅項資產賬面值於每個資產負債表結算日檢討,並予扣減,直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。

遞延收購成本

遞延收購成本為本集團將予進行特定投資收購事項所涉及之直接成本。該等遞延收購成本將於有關收購事項完成時被資本化為部份投資成本。其他一般行政成本(包括用以維持收購部門之成本)於產生時確認為開支。

倘董事認為收購事項成功希望渺茫,遞延收購成本則於損益賬內撇銷。

財務票據

截至該財政年度結束,本公司及本集團之財務票據主要包括現金及現金等值項目、應收賬款、應付賬款、短期借貸及非流動應付賬款。本公司及本集團現金及現金等值項目之賬面金額與其公平價值相近,原因為該等票據之到期期限較短。

財務票據依照合約安排之內容列為負債或權益。與財務票據有關並列為負債之利息、股息及損益按支出或收入入賬。列為權益之財務票據持有人所獲分派則直接計入權益內。倘本集團有權依法強制執行以抵銷,並有意按淨額基準結算或同時變現資產及結算負債,則財務票據可予以抵銷。

財務報表附註（*續*）

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

2. 主要會計政策概要（*續*）

資產減值（*續*）

(*b*) *其他資產*

倘任何事件或情況改變顯示固定資產及無形資產之賬面值無法收回，則會對該項資產進行減值檢討。倘資產之賬面值超過其可收回金額，以成本列賬之固定資產及無形資產項目將於損益賬內確認減值虧損。可收回金額為資產之淨銷售價及使用價值中之較高者。淨銷售價為於公平交易中出售資產可取得之金額，而使用價值則為持續使用資產及於其可用年期終結時出售資產預期產生之估計未來現金流量之現值。可收回金額乃就個別資產或（倘不可行）就現金產生單位作出之估計。

倘有跡象顯示就資產確認之減值虧損不再存在或減少，則於過往年度確認之減值虧損將被撥回，並計入損益賬內。

存貨

存貨按成本及可變現淨值兩者中之較低者列賬。

製成品之成本按加權平均法計算，生產材料及貨倉項目之成本則按加權流動平均法計算。加工存貨之成本包括所有採購成本、轉換成本及其他將存貨運至其現時地點及達至現時狀況而產生之成本。

可變現淨值乃正常業務過程中之估計售價，減估計完成成本（倘適用）及銷售所需之估計成本。

存貨一經出售，其賬面值於確認相關收益之年度內確認為開支。存貨可變現淨值之任何撇減金額及所有存貨虧損於撇減或虧損產生之年度內確認為開支。倘此後存貨之可變現淨值有所增加，則將以往已確認之減值撥回，並於撥回產生年度內作為開支之減少確認。

撥備

當現時因過去事項須承擔責任（法定或推定）時，而因此可能須以經濟利益之資源流出作清償此等責任，同時此資源之數額可作出可靠之估計，則將此數額作撥備確認入賬。撥備會於各資產負債表結算日檢討及調整，以反映當時之最佳估計。倘金額之價值隨時間有重大變化，確認撥備之數額乃為預期需要清償責任之支出之現值。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

聯號公司

聯號公司並非附屬公司或聯營公司,而是本公司一名或多名股東及/或董事擁有重大股本權益或能對其經營及財務政策及決策行使重大影響力之公司。

無形資產

個別收購之無形資產乃按成本資本化,而從業務收購所得之無形資產則按收購日期之公平價值資本化。

繼初步確認後,成本模式適用於無形資產之類別。該等無形資產之可用年期乃評估為有限或無限。具有限年期之資產須作攤銷,而此開支則透過「其他經營開支」項目計入損益賬內。

業務中產生之無形資產不會資本化,而開支則於產生開支之年度內與溢利抵扣。

無形資產每年進行減值測試並按個別或現金產生單位水平進行。可用年期也按年審閱,並在適用情況下按預計基準做出調整。

研發成本

研究成本於產生時自損益賬中扣除。當項目發展成本能合理地確定於未來可收回時,即將其確認為資產。撥充資本之發展成本於有關項目之預計未來銷售期間攤銷。

其他發展成本於產生時自損益賬中扣除。

資產減值

(a) *金融工具*

金融工具會於每個資產負債表結算日進行檢討以確定是否出現減值。

就以攤銷成本列賬之金融資產而言,倘本公司或本集團可能無法按應收款項或持有至到期投資之合約條款收回所有到期金額,則會在損益賬內確認減值或壞賬虧損。倘減值虧損降低,且這種降低客觀上與撇減後發生之事項相關聯,則金融資產先前確認之減值虧損將會撥回。撥回之金額於損益賬入賬。然而,該撥回不應導致該金融資產之賬面值超過不確認減值情況時之攤銷成本。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外,金額概以美元列示)

2. 主要會計政策概要 *(續)*

固定資產 *(續)*

折舊按直線法以其預計可用年期計算如下:

	年期
永久業權樓宇	30-45
樓宇、土地改良及租賃物業裝修	3-45
機器及設備	3-15
奶牛及養殖牲畜	3.5-6

土地改良包括修建公路及灌溉系統等有關基礎建設改善之開支,乃按其預計可用年期或有關土地之租賃期(以較短者為準)進行折舊。

租賃物業裝修按其預計可用年期或租賃期(以較短者為準)進行折舊。

奶牛及養殖牲畜與為擠奶及養殖而飼養之牲畜(牛群)有關。

可用年期及折舊方法會定期修改,以確保折舊方法及年期與固定資產項目之經濟利益預計模式相符。

完全折舊之資產在財務報表予以保留直至不再使用,並且不再就該等資產作進一步折舊。

倘資產被出售或報廢,其成本及累計折舊於賬目內撇銷,因出售而產生之任何損益將計入損益賬。

為建造廠房及物業而借貸之資金之利息成本於建築項目落成所需期間被資本化為固定資產之部份成本。

在建工程

在建工程指興建中之廠房及物業並按成本入賬。在建工程包括建築成本、廠房及設備及其他直接成本(另加借貸成本,包括於建築期間為該等項目貸款之應佔利息費用,以及因外幣借款所產生被視為利息成本調整之匯兑差額)。

在建工程不計提折舊撥備,直至有關資產落成及投入使用時為止。

附屬公司

附屬公司乃本集團直接或間接控制一半以上投票權或可控制董事會之構成之公司。

財務報表附註 *(續)*

截至2004年12月31日止年度

(除另有說明者外，金額概以美元列示)

2. 主要會計政策概要 *(續)*

綜合賬目基準

綜合財務報表包括本公司及其所有附屬公司截至財政年度結束時之財務報表。所有集團內各公司之間之重要賬目餘額及公司間交易所產生之任何未變現損益均在綜合賬目中對銷。

本集團於一九九九年成立時之賬目乃根據共同控制權按合併會計法重組之各公司計算。因此，綜合財務報表反映本集團旗下所有公司之合併財務報表，猶如該等公司於所有呈列期間均為已經合併之集團。Del Monte Pacific Resources Limited及其附屬公司向本公司所作之資產及負債貢獻已於該等綜合財務報表內以其前身之成本反映。

在編製綜合財務報表過程中折算海外附屬公司之財務報表時，該等附屬公司以其申報貨幣(美元除外)列示之所有資產及負債乃按資產負債表結算日之匯率折算為美元，而其所有收入及開支項目則按年內平均匯率折算為美元。所產生之累計匯兑差額作為儲備變動處理。於出售海外實體時，就該海外實體於權益內確認之遞延累計金額須於損益賬內確認。

確認收益

當與交易有關之經濟利益可能流入本集團及收益金額能可靠衡量時，即會確認收益。

當貨物已交付及所有權已轉移予客戶時，即會確認售貨之收益。

當股東收取股款之權利已確定時，即確認股息收入。利息收入按反映資產實際收益之時間比例基準累計。

固定資產

固定資產按成本減折舊及任何減值虧損入賬。一項資產之最初成本包括其購買價及使該資產達至運作狀況及作擬定用途之到達地點的任何直接應佔成本。於固定資產投入運作後產生之開支(例如維修及檢修費用)，一般於產生年度在損益賬內扣除。倘能清楚表明有關開支令使用該固定資產預期取得之未來經濟利益增加，從而超出其原先評估之表現水平，則該筆開支將被資本化為固定資產之額外成本。

財務報表附註

截至2004年12月31日止年度

（除另有說明者外，金額概以美元列示）

此等附註乃屬財務報表之一部份，故應與財務報表一併閱讀。

1. 所在地及主要業務

截至二零零四年十二月三十一日止年度之本公司財務報表及本集團綜合財務報表已根據董事於二零零五年三月十五日通過之決議案獲授權刊發。

本公司於一九九九年五月二十七日根據英屬維爾京群島法例第291章國際商業公司條例在英屬維爾京群島註冊成立為一家國際商業公司。於一九九九年八月二日，本公司獲准於新加坡證券交易所有限公司(the Singapore Exchange Securities Trading Limited；「新交所」)正式上市。本公司之註冊辦事處位於Craigmuir Chambers, Road Town,Tortola,英屬維爾京群島。

本公司之主要業務為投資控股，其附屬公司則主要從事種植、加工及銷售罐裝及新鮮鳳梨、濃縮鳳梨汁、熱帶綜合水果、番茄類產品及若干其他食品，該等食品大部份以「Del Monte」、「Today's」及近期使用之「大湖」、「明朗」及「茹夢」為品牌。

有關本公司附屬公司及其主要業務之詳情載於附註6。

2. 主要會計政策概要

編製基準

財務報表以美元列示，乃根據國際會計準則委員會頒布之國際財務報告準則按歷史成本會計法編製，惟生物資產(牲畜)及農產品(收割之鳳梨)按公平價值減銷售時之成本計算。

除採納國際會計準則委員會於二零零四年三月頒布之下列新訂及經修訂國際財務報告準則外，本集團貫徹採用與以往財政年度相符之會計政策：

國際財務報告準則第3號	企業合併
經修訂之國際會計準則第36號	資產減值
經修訂之國際會計準則第38號	無形資產

二零零四年三月，國際會計準則委員會頒布國際財務報告準則第3號、經修訂之國際會計準則第36號及經修訂之國際會計準則第38號。因此，國際會計準則第22號「企業合併」已經撤銷。國際財務報告準則第3號適用於協議簽訂日期為二零零四年三月三十一日或以後之業務合併事項。經修訂之國際會計準則第36號及經修訂之國際會計準則第38號則適用於協議簽訂日期為二零零四年三月三十一日或以後之業務合併中收購之商譽及無形資產。

採納國際財務報告準則第3號、經修訂之國際會計準則第36號及經修訂之國際會計準則第38號導致商譽之會計處理方法產生變動。國際財務報告準則第3號規定因企業合併而收購之商譽按成本減任何累計減值虧損計算。商譽將不再攤銷。取待之處理為每年作出減值測試，或當有跡象顯示商譽可能減值時，則作出更頻密之減值測試。被取替之國際會計準則第22號規定所收購之商譽按其可用年期有系統地進行攤銷，並假設其可用年期自最初確認後不得超過二十年。

倘未採納新準則，則截至二零零四年十二月三十一日止全年之攤銷費用將為十五萬美元。

綜合現金流量表（續）
截至2004年12月31日止年度
（金額以美元為單位）

	2004 千元	2003 千元
融資活動所得現金流量		
（償還）短期債務	(1,466)	16,044
已付股息	(19,550)	(21,113)
行使購股權所得款項	697	126
融資活動所用現金淨額	(20,319)	(4,943)
匯率變動對現金及現金等值項目之影響	(534)	(1,803)
現金及現金等值項目增加淨額	7,007	22,673
現金及現金等值項目，年初	50,510	27,837
現金及現金等值項目，年末	57,517	50,510

現金流量補充披露資料

	2004 千元	2003 千元
(a) 年內支付（收取）之現金（包括於經營業務內）		
利息支出	2,166	1,697
利息收入	(655)	(751)
所得稅	3,492	2,632
(b) 現金及現金等值項目結餘分析		
現金及銀行結餘	6,836	4,480
短期存款	50,681	46,030
	57,517	50,510

隨附附註屬財務報表之一部份。

綜合現金流量表

截至2004年12月31日止年度
(金額以美元為單位)

	2004 千元	2003 千元
經營業務所得現金流量		
股東應佔溢利淨額	28,112	30,197
就下列各項調整:		
折舊及攤銷	5,737	5,499
過時存貨貶值撥備	2,549	2,132
資產減值撥備	168	137
貿易呆賬撥備	79	177
遞延所得税撥備(回撥)	1,162	(465)
出售固定資產收益	(75)	–
少數股東權益	(53)	–
於營運資金變動前之經營溢利	37,679	37,677
以下項目減少(增加):		
其他資產	(195)	(682)
存貨	4,062	(2,443)
生物資產	(3,014)	2,460
應收貿易賬款	(1,765)	(1,251)
其他應收賬款、按金及預付款項	(445)	(1,170)
應收股東公司款項	–	456
以下項目增加(減少):		
應付貿易賬款、其他應付賬款及應付款項	(693)	399
應付聯號公司款項(貿易及非貿易)	3,916	1,893
税項準備	444	(407)
經營業務所得現金淨額	39,989	36,932
投資活動所得現金流量		
出售固定資產所得款項	146	46
購買固定資產	(4,918)	(7,559)
購買附屬公司(已扣除債務)*(附註6)*	(7,357)	–
投資活動所用現金淨額	(12,129)	(7,513)

隨附附註屬財務報表之一部份。

權益變動表（續）
截至2004年12月31日止年度
（金額以美元為單位）

本公司

	股本	股份溢價	收益儲備	總計
	千元	千元	千元	千元
於2003年1月1日	10,716	65,954	524	77,194
根據購股權計劃發行之股份	5	121	—	126
股東應佔溢利淨額	—	—	21,265	21,265
股息（附註24）	—	—	(21,113)	(21,113)
於2003年12月31日	10,721	66,075	676	77,472
於2004年1月1日	10,721	66,075	676	77,472
根據購股權計劃發行之股份	24	673	—	697
股東應佔溢利淨額	—	—	20,118	20,118
股息（附註24）	—	—	(19,550)	(19,550)
於2004年12月31日	10,745	66,748	1,244	78,737

隨附附註屬財務報表之一部份。

權益變動表

截至2004年12月31日止年度
(金額以美元為單位)

本集團

	股本	股份溢價	匯兑儲備	收益儲備	總計
	千元	*千元*	*千元*	*千元*	*千元*
於2003年1月1日，如前列示	10,716	65,815	(64,360)	130,575	142,746
採納新會計政策（國際會計準則第41號）	–	–	–	632	632
於2003年1月1日，重新列示	10,716	65,815	(64,360)	131,207	143,378
貨幣匯兑差額	–	–	(3,305)	–	(3,305)
根據購股權計劃發行之股份	5	121	–	–	126
股東應佔溢利淨額	–	–	–	30,197	30,197
股息 *(附註24)*	–	–	–	(21,113)	(21,113)
於2003年12月31日	10,721	65,936	(67,665)	140,291	149,283
未於損益賬內確認之收益及虧損淨額	–	–	(3,305)	–	(3,305)
於2004年1月1日	10,721	65,936	(67,665)	140,291	149,283
貨幣匯兑差額	–	–	(952)	–	(952)
根據購股權計劃發行之股份	24	673	–	–	697
股東應佔溢利淨額	–	–	–	28,112	28,112
股息 *(附註24)*	–	–	–	(19,550)	(19,550)
於2004年12月31日	10,745	66,609	(68,617)	148,853	157,590
未於損益賬內確認之收益及虧損淨額	–	–	(952)	–	(952)

隨附附註屬財務報表之一部份。

損益賬

截至2004年12月31日止年度

(金額以美元為單位)

		本集團		本公司	
		2004	**2003**	**2004**	**2003**
	附註	*千元*	*千元*	*千元*	*千元*
營業額	*18*	199,579	199,235	22,541	23,256
銷售成本		(143,219)	(141,647)	–	–
毛利		56,360	57,588	22,541	23,256
分銷及銷售開支		(11,010)	(12,358)	–	–
一般及行政開支		(4,071)	(3,373)	(1,647)	(1,546)
其他經營開支	*19*	(6,291)	(8,199)	(776)	(445)
經營溢利	*21*	34,988	33,658	20,118	21,265
財務收入	*22*	761	832	–	–
財務開支	*22*	(2,575)	(2,599)	–	–
除税前溢利		33,174	31,891	20,118	21,265
税項	23	(5,115)	(1,694)	–	–
除税後溢利		28,059	30,197	20,118	21,265
少數股東權益		53	–	–	–
股東應佔溢利淨額		28,112	30,197	20,118	21,265
每股盈利(仙)					
一基本	25	2.62	2.82		
一攤薄	25	2.61	2.81		

隨附附註屬財務報表之一部份。

資產負債表（續）

截至2004年12月31日止年度

（金額以美元為單位）

		本集團		本公司	
		2004	2003	2004	2003
	附註	千元	千元	千元	千元
流動負債					
應付貿易賬款		8,997	8,827	–	–
其他應付賬款及應付款項	14	18,191	16,579	392	467
應付附屬公司款項（非貿易）	13	–	–	18,980	12,355
短期債務（無擔保）	16	29,810	31,276	–	–
稅項準備		1,176	732	–	–
		58,174	57,414	19,372	12,822
流動資產淨額		103,903	100,162	62,028	67,323
非流動負債					
應付聯號公司款項（非貿易）	17	(7,715)	(7,497)	–	–
遞延稅項負債	23	(8,457)	(7,450)	–	–
應付長期租金		(368)	–	–	–
		157,581	149,283	78,737	77,472

隨附附註屬財務報表之一部份。

B. 經審核財務資料

下文載列截至二零零三年十二月三十一日及二零零四年十二月三十一日止年度經審核綜合及公司資產負債表、綜合及公司損益賬、綜合及公司權益變動表、綜合現金流量表及財務報表附註，乃轉載自Del Monte截至二零零四年十二月三十一日止年度之年報所刊發之經審核財務報表。該等財務報表附註（如下載述）載明財務報表已按照國際財務報告準則編製，且與過往有關財政年度所使用之會計政策一致（惟附註另行披露者除外）。於最後可行日期，本公司並無足夠資料可用於評估財務報表之準確性及其有否遵守國際財務報告準則之相關規定。因此，本公司並不就其內容承擔責任（除須確保準確及公平地轉載並呈列該等資料外）。

資產負債表

截至2004年12月31日止年度
（金額以美元為單位）

		本集團		本公司	
		2004	2003	2004	2003
	附註	*千元*	*千元*	*千元*	*千元*
權益					
股本	3	10,745	10,721	10,745	10,721
股份溢價	4	66,609	65,936	66,748	66,075
匯兑儲備	2	(68,617)	(67,665)	–	–
收益儲備		148,853	140,291	1,244	676
		157,590	149,283	78,737	77,472
少數股東權益		(9)	–	–	–
		157,581	149,283	78,737	77,472
資產減負債					
固定資產	5	48,832	48,719	–	–
附屬公司	6	–	–	16,709	10,149
無形資產	7	15,156	9,316	–	–
其他資產	8	6,230	6,033	–	–
流動資產					
存貨	9	35,679	41,529	–	–
生物資產	10	37,248	34,234	–	–
應收貿易賬款	11	23,981	20,672	–	–
其他應收賬款、按金及預付款項	12	7,525	6,806	2	–
應收附屬公司款項（非貿易）	13	–	–	81,386	80,139
應收聯號公司款項（貿易）		127	3,825	–	–
短期存款		50,681	46,030	–	–
現金及銀行結餘		6,836	4,480	12	6
		162,077	157,576	81,400	80,145

財務報表附註 *(續)*

6. 關聯人士交易

根據新加坡交易所上市手冊第九章，按股東授權進行之關聯人士交易之總值列示如下：

以千美元為單位	截至9月30日止三個月 2005	2004	截至9月30日止九個月 2005	2004
收入				
出售予Cirio Del Monte集團*	–	9,274	–	21,071
出售予Macondray集團	472	535	1,213	1,764
來自Cirio Del Monte集團之財務收入*	–	–	–	40
小計	472	9,809	1,213	22,875
開支				
向Cirio Del Monte集團採購*	–	–	–	286
向Macondray集團採購	467	150	2,340	1,836
向Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO) 採購	–	2,344	1,296	4,627
支付予Cirio Del Monte集團之財務開支*	–	–	–	23
小計	467	2,494	3,636	6,772
總值	939	12,303	4,849	29,647

* *二零零四年十月，Cirio Del Monte集團將其於Del Monte Foods Europe之權益出售予Fresh Del Monte Produce Inc。由於Fresh Del Monte Produce Inc並非本公司股東，與Del Monte Foods Europe隨後之交易不再構成關聯人士交易（定義見新加坡交易所上市手冊第九章）。*

7. 或有負債

本集團因法律訴訟、稅項評估及正常業務過程中出現之若干事項而產生或有負債。管理層相信，該等或有事項之裁決不會對本集團之經營業績或財務狀況產生重大影響。

於二零零五年九月三十日，本集團有未償還信用證金額約八十萬美元（二零零四年九月三十日：六十萬美元）。

附屬公司Del Monte Philippines Inc就授予另一間附屬公司之銀行信貸合共約六百萬美元，作出以一間銀行為受益人的公司擔保。於二零零四年年末及二零零五年九月三十日，上述銀行信貸並未被動用。

於二零零四年八月十六日，Del Monte Philippines Inc就授予本公司另一間附屬公司大湖（天津）新鮮食品果汁有限公司（「大湖」）之 銀行信貸合共約四百萬美元，作出以一間銀行為受益人的公司擔保。於二零零五年九月三十日，大湖動用了上述全部四百萬美元之銀行信貸，其中一百五十萬美元用於以較低利率償還現有貸款，餘下款項用於支付資本開支和經營開支。

財務報表附註（續）

截至2004年9月30日止九個月 *以千美元為單位*	加工食品	飲品	未經 加工食品	綜合
營業額	86,644	38,763	7,750	133,157
經營溢利，即分部業績	11,440	8,094	32	19,566
匯兑收益淨額	(124)	(86)	(2)	(213)
未計算利息及税項前之溢利	11,316	8,007	30	19,353
利息開支淨額	(852)	(572)	(11)	(1,435)
除税前溢利	10,464	7,435	19	17,918
税項				(1,749)
少數股東權益				4
股東應佔溢利淨額				16,173
分部資產	117,885	50,920	7,430	176,235
不作分類資產				21,111
綜合資產總值				197,346
分部負債	23,031	6,737	1,075	30,843
不作分類負債				20,652
綜合負債總額				51,495
資本開支	1,220	662	33	1,915
折舊	2,586	1,371	127	4,084
攤銷	152	57	18	227
非現金開支（淨額）（折舊及攤銷除外）	1,620	812	20	2,452

按地區分部

	營業額		資本開支		總資產	
	截至9月30日止九個月				於9月30日	
以千美元為單位	2005	2004	2005	2004	2005	2004
亞洲	96,218	84,578	4,143	1,915	252,956	197,346
歐洲／北美洲	56,953	48,579	–	–	–	–
總計	153,171	133,157	4,143	1,915	252,956	197,346

5. 季度營業額及未計算利息及税項前之溢利分析

以千美元為單位	04年 第一季度	04年 第二季度	04年 第三季度	04年 第四季度	05年 第一季度	05年 第二季度	05年 第三季度
營業額	36,490	46,010	50,657	66,422	48,022	54,548	50,601
未計算利息及税項前之溢利	6,266	8,013	5,074	15,414	6,122	6,815	3,892
股東應佔溢利淨額	5,062	6,566	4,545	11,939	5,361	4,835	2,775

財務報表附註 *(續)*

- 國際會計準則第24號有關連人士披露(二零零三年修訂版);
- 國際會計準則第27號合併及獨立財務報表(二零零四年修訂版);
- 國際會計準則第32號金融工具:披露及呈報(二零零四年修訂版);
- 國際會計準則第33號每股盈利(二零零四年修訂版);及
- 國際會計準則第39號金融工具:確認及計量(二零零四年修訂版)。

4. 集團分部報告

按業務分部

截至2005年9月30日止九個月 *以千美元為單位*	加工食品	飲品	未經 加工食品	綜合
營業額	99,729	45,306	8,136	153,171
經營溢利,即分部業績	9,806	5,707	871	16,384
匯兑收益淨額	290	137	19	446
未計算利息及税項前之溢利	10,096	5,844	890	16,830
利息開支淨額	(672)	(452)	(47)	(1,171)
除税前溢利	9,424	5,392	843	15,659
税項				(2,826)
少數股東權益				138
股東應佔溢利淨額				12,971
分部資產	121,488	70,024	6,230	197,742
不作分類資產				55,214
綜合資產總值				252,956
分部負債	25,576	10,156	613	36,345
不作分類負債				66,607
綜合負債總額				102,952
資本開支	2,144	1,879	120	4,143
折舊	2,425	1,860	132	4,417
攤銷	160	147	10	317
非現金開支(淨額)(折舊及攤銷除外)	3,323	629	1	3,953

財務報表附註

1. 以新加坡元呈報財務概要

除非另有說明，否則金額以千新加坡元為單位	截至9月30日止三個月 2005	2004	年度變動 (%)	截至9月30日止九個月 2005	2004	年度變動 (%)
營業額	85,010	87,130	(2.4)	252,732	226,367	11.6
毛利	20,029	21,796	(8.1)	62,127	59,027	5.3
毛利率(%)	23.6	25.0	(1.4%)	24.6	26.1	(1.5%)
未計算利息、稅項、折舊及攤銷前之溢利	9,280	11,734	(20.9)	34,845	40,591	(14.2)
未計算利息、稅項、折舊及攤銷前之溢利比率(%)	10.9	13.5	(2.6%)	13.8	17.9	(4.1%)
未計算利息及稅項前之溢利	6,539	8,727	(25.1)	27,770	32,900	(15.6)
未計算利息及稅項前之溢利比率(%)	7.7	10.0	(2.3%)	11.0	14.5	(3.5%)
溢利淨額	4,662	7,817	(40.4)	21,402	27,494	(22.2)
溢利淨額比率(%)	5.5	9.0	(3.5%)	8.5	12.1	(3.6%)
每股盈利(新加坡仙)	0.44	0.72	(38.9)	1.98	2.57	(23.0)
現金／(債務)淨額	(4,032)	14,171	n/m	(3,960)	14,006	n/m
經營產生／(所用)之現金流量	(7,147)	8,586	n/m	(9,047)	29,277	n/m
資本開支	2,759	1,393	98.1	6,836	3,256	110.0
每股股息(新加坡仙)	–	–	–	0.51	0.92	(44.6)

附註：損益賬中新加坡元對美元之匯率：二零零五年第三季度為1.68及二零零五年首九個月為1.65(二零零四年第三季度：1.72及二零零五年首九個月：1.70)

n/m－沒有意義

2. 審核

本集團核數師並無對二零零五年第三季度的數字進行審核或審閱。

3. 會計政策

除下列於二零零五年一月一日生效之準則外，本集團採納之會計政策與前財政年度所採納者一致。本集團採納新訂及經修訂準則對本期間及過往期間均無重大影響。

- 國際財務報告準則第2號基於股權的支付；
- 國際會計準則第1號財務報表的呈報(二零零四年修訂版)；
- 國際會計準則第2號存貨(二零零三年修訂版)；
- 國際會計準則第8號會計政策、會計估計變更及差錯(二零零三年修訂版)；
- 國際會計準則第10號資產負債表結算日後事項(二零零四年修訂版)；
- 國際會計準則第16號物業、廠房及設備(二零零四年修訂版)；
- 國際會計準則第17號租賃(二零零四年修訂版)；
- 國際會計準則第21號外幣匯率變動之影響(二零零三年修訂版)；

未經審核綜合現金流量表 *(續)*

金額以千美元為單位	截至9月30日止三個月 2005	2004	截至9月30日止九個月 2005	2004
融資活動所得現金流量				
短期債務	4,408	(17,205)	27,804	(18,404)
行使購股權所得款項	801	6	2,096	688
已付股息	(3,350)	(5,802)	(22,844)	(19,550)
融資活動提供(所用)現金淨額	1,859	(23,001)	7,056	(37,266)
匯率變動對現金及現金等值項目之影響	195	(91)	105	(333)
現金及現金等值項目減少淨額	(3,738)	(26,100)	(2,303)	(29,399)
現金及現金等值項目，期初	58,952	47,211	57,517	50,510
現金及現金等值項目，期末	55,214	21,111	55,214	21,111

現金流量補充披露資料

金額以千美元為單位	截至9月30日止三個月 2005	2004	截至9月30日止九個月 2005	2004
(a) 年內支付(收取)之現金(包括於經營業務內)				
利息支出	796	409	2,023	1,901
利息收入	(508)	(214)	(1,294)	(582)
所得稅	1,268	562	3,504	2,043
(b) 現金及現金等值項目結餘分析				
現金及銀行結餘	2,552	1,636	2,552	1,636
短期存款	52,662	19,475	52,662	19,475
	55,214	21,111	55,214	21,111

未經審核綜合現金流量表

金額以千美元為單位	截至9月30日止三個月 2005	截至9月30日止三個月 2004	截至9月30日止九個月 2005	截至9月30日止九個月 2004
經營業務所得現金流量				
股東應佔溢利淨額	2,775	4,545	12,971	16,173
就下列各項調整：				
折舊及攤銷	1,604	1,543	4,734	4,311
資產減值撥備（回撥）	(18)	(4)	502	(11)
過時存貨貶值撥備	830	1,068	1,377	1,899
呆賬撥備	380	227	456	301
產品出售及不合規格產品撥備	1,000	–	2,000	–
遞延所得稅撥備（回撥）	(104)	67	(192)	392
出售固定資產（收益）	(9)	(46)	(52)	(125)
少數股東權益	(33)	(4)	(138)	(4)
於營運資金變動前之經營溢利	6,425	7,396	21,658	22,936
以下項目減少（增加）：				
其他資產	(355)	(581)	(2,321)	(2,564)
存貨	(5,734)	4,177	(23,527)	269
生物資產	145	(2,103)	(1,265)	(3,274)
應收貿易賬款	(4,565)	(1,102)	2,926	9,240
其他應收賬款、按金及預付款項	(458)	(830)	(1,571)	(1,076)
以下項目增加（減少）：				
應付貿易賬款、其他應付賬款及應付款項	521	(609)	(1,109)	(5,087)
應收（應付）聯號公司款項（貿易及非貿易）	266	(992)	232	(2,519)
稅項準備	(499)	(364)	(506)	(703)
經營業務提供（所用）現金淨額	(4,254)	4,992	(5,483)	17,222
投資活動所得現金流量				
出售固定資產所得款項	104	165	162	248
購買固定資產	(1,642)	(810)	(4,143)	(1,915)
收購附屬公司（已扣除債務）	–	(7,355)	–	(7,355)
投資活動所用現金淨額	(1,538)	(8,000)	(3,981)	(9,022)

未經審核權益變動表（續）

本公司

金額以千美元為單位	股本	股份溢價	收益儲備	總計
於2004年1月1日	10,721	66,075	676	77,472
於2004年7月1日	10,744	66,734	(1,446)	76,032
根據購股權計劃發行之股份	–	6	–	6
股東應佔溢利淨額	–	–	(488)	(488)
股息	–	–	(5,802)	(5,802)
於2004年9月30日	10,744	66,740	(7,736)	69,748
於2005年1月1日	10,745	66,748	1,244	78,737
於2005年7月1日	10,788	68,000	(19,225)	59,563
根據購股權計劃發行之股份	28	773	–	801
股東應佔虧損淨額	–	–	(508)	(508)
股息	–	–	(3,350)	(3,350)
於2005年9月30日	10,816	68,773	(23,083)	56,506

未經審核權益變動表

本集團

金額以千美元為單位	股本	股份溢價	匯兑儲備	收益儲備	總計
於2004年1月1日	10,721	65,936	(67,665)	140,291	149,283
於2004年7月1日	10,744	66,595	(68,304)	138,171	147,206
貨幣匯兑差額	–	–	(144)	–	(144)
根據購股權計劃發行之股份	–	6	–	–	6
股東應佔溢利淨額	–	–	–	4,545	4,545
股息	–	–	–	(5,802)	(5,802)
於2004年9月30日	10,744	66,601	(68,448)	136,914	145,811
未於損益賬內確認之收益及(虧損)淨額	–	–	(144)	–	(144)
於2005年1月1日	10,745	66,609	(68,617)	148,853	157,590
於2005年7月1日	10,788	67,861	(68,531)	139,555	149,673
貨幣匯兑差額	–	–	253	–	253
根據購股權計劃發行之股份	28	773	–	–	801
股東應佔溢利淨額	–	–	–	2,775	2,775
股息	–	–	–	(3,350)	(3,350)
於2005年9月30日	10,816	68,634	(68,278)	138,980	150,152
未於損益賬內確認之收益及(虧損)淨額	–	–	253	–	253

資產負債表（續）

金額以千美元為單位	本集團 2005年9月30日 未經審核	本集團 2004年9月30日 未經審核	本集團 2004年12月31日 經審核	本公司 2005年9月30日 未經審核	本公司 2004年9月30日 未經審核	本公司 2004年12月31日 經審核
流動負債						
應付貿易賬款	11,966	7,834	8,997	–	–	–
其他應付賬款及應付款項	15,873	15,328	18,191	167	47	392
應付附屬公司款項（非貿易）	–	–	–	43,995	28,229	18,980
短期債務（無擔保）	57,614	12,872	29,810	–	–	–
稅項準備	670	29	1,176	–	–	–
	86,123	36,063	58,174	44,162	28,276	19,372
流動資產淨額	95,199	90,109	103,903	39,797	53,041	62,028
非流動負債						
應付聯號公司款項（非貿易）	(7,899)	(7,681)	(7,715)	–	–	–
遞延稅項負債	(8,323)	(7,751)	(8,457)	–	–	–
應付長期租金	(607)	–	(368)	–	–	–
	150,004	145,851	157,581	56,506	69,748	78,737

每股普通股資產淨值（美仙）	本集團 2005年9月30日 未經審核	本集團 2004年9月30日 未經審核	本集團 2004年12月31日 經審核	本公司 2005年9月30日 未經審核	本公司 2004年9月30日 未經審核	本公司 2004年12月31日 經審核
每股普通股資產淨值	13.87	13.57	14.67	5.22	6.49	7.33

資產負債表

金額以千美元為單位	本集團 2005年9月30日 未經審核	本集團 2004年9月30日 未經審核	本集團 2004年12月31日 經審核	本公司 2005年9月30日 未經審核	本公司 2004年9月30日 未經審核	本公司 2004年12月31日 經審核
權益						
股本	10,816	10,744	10,745	10,816	10,744	10,745
股份溢價	68,634	66,601	66,609	68,773	66,740	66,748
匯兑儲備	(68,278)	(68,448)	(68,617)	–	–	–
收益儲備	138,980	136,914	148,853	(23,083)	(7,736)	1,244
	150,152	145,811	157,590	56,506	69,748	78,737
少數股東權益	(148)	40	(9)	–	–	–
	150,004	145,851	157,581	56,506	69,748	78,737
資產減負債						
固定資產	48,243	47,288	48,832	–	–	–
附屬公司	–	–	–	16,709	16,707	16,709
無形資產	14,840	15,289	15,156	–	–	–
其他資產	8,551	8,597	6,230	–	–	–
流動資產						
存貨	57,826	40,115	35,679	–	–	–
生物資產*	38,513	37,508	37,248	–	–	–
應收貿易賬款	20,847	12,754	23,981	–	–	–
其他應收賬款、按金及預付款項	8,843	8,156	7,525	36	94	2
應收附屬公司款項（非貿易）	–	–	–	83,910	81,210	81,386
應收聯號公司款項（貿易）	79	6,528	127	–	–	–
短期存款	52,662	19,475	50,681	–	–	–
現金及銀行結餘	2,552	1,636	6,836	13	13	12
	181,322	126,172	162,077	83,959	81,317	81,400

* *生物資產指遞延農作物種植成本及牲畜。*

未經審核綜合損益賬

金額以千美元為單位	截至9月30日止三個月 2005	2004	%	截至9月30日止九個月 2005	2004	%
營業額	50,601	50,657	(0.1)	153,171	133,157	15.0
銷售成本	(38,679)	(37,985)	1.8	(115,518)	(98,435)	17.4
毛利	11,922	12,672	(5.9)	37,653	34,722	8.4
分銷及銷售開支	(3,189)	(3,602)	(11.5)	(9,474)	(8,354)	13.4
一般及行政開支	(1,449)	(899)	61.2	(3,801)	(2,259)	68.3
其他經營開支	(3,364)	(2,892)	16.3	(7,994)	(4,543)	76.0
經營溢利	3,920	5,279	(25.7)	16,384	19,566	(16.3)
財務收入	520	214	143.0	1,807	622	190.5
財務開支	(1,044)	(680)	53.5	(2,532)	(2,270)	11.5
除税前溢利	3,396	4,813	(29.4)	15,659	17,918	(12.6)
税項	(654)	(272)	140.4	(2,826)	(1,749)	61.6
除税後溢利	2,742	4,541	(39.6)	12,833	16,169	(20.6)
少數股東權益	33	4	*n/m*	138	4	*n/m*
股東應佔溢利淨額	2,775	4,545	(38.9)	12,971	16,173	(19.8)
附註：						
折舊及攤銷	(1,604)	(1,543)	4.0	(4,734)	(4,311)	9.8
財務收入包括：						
利息收入	520	214	143.0	1,361	622	118.8
匯兑收益	–	–	–	446	–	*n/m*
	520	214	143.0	1,807	622	190.5
財務開支包括：						
利息開支	(1,016)	(475)	113.9	(2,532)	(2,057)	23.1
匯兑虧損	(28)	(205)	(86.3)	–	(213)	(100.0)
	(1,044)	(680)	53.5	(2,532)	(2,270)	11.5

n/m－沒有意義

每股普通股盈利（美仙）	截至9月30日止三個月 2005	2004	截至9月30日止九個月 2005	2004
按照股東應佔溢利淨額計算之每股普通股盈利：				
(i) 以現有已發行股本為基準	0.26	0.42	1.20	1.51
(ii) 以全面攤薄為基準	0.26	0.42	1.20	1.51

A. 未經審核財務資料（轉載自Del Monte截至二零零五年九月三十日止期間之未經審核財務報表）

下文載列未經審核綜合損益賬、綜合及公司資產負債表、綜合及公司權益變動表及綜合現金流量表，該等報表各自載列下列期間之有關數據：(i)截至二零零五年九月三十日止三個月期間及二零零四年之相應期間；及(ii)截至二零零五年九月三十日止九個月期間及二零零四年之相應期間。此外，財務報表附註亦載於本附錄。該等財務報表附註（如下載述）表明財務報表已按照國際財務報告準則編製，且與過往有關財政年度所使用之會計政策一致（惟附註另行披露者除外）。於最後可行日期，本公司並無足夠資料可用於評估財務報表之準確性及其有否遵守國際財務報告準則之相關規定。因此，本公司並不就其內容承擔責任（除須確保準確及公平地轉載並呈列該等資料外）。

就有關最近截至二零零五年九月三十日止之中期期間，根據香港財務報告準則採納之會計準則（就其對Del Monte集團之影響而言）已在一切重大內容方面與國際財務報告準則相符。

主要投資摘要 *(續)*

於二零零五年六月三十日

METRO PACIFIC CORPORATION

Metro Pacific是一家以菲律賓馬尼拉為基地之控股公司，並於菲律賓證券交易所上市。Metro Pacific之業務包括與地產業務有關之Landco Pacific Corporation及Pacific Plaza Towers，以及菲律賓當地之船務公司Negros Navigation Co., Inc。

類別：地產及運輸
註冊成立／經營地點：菲律賓
已發行股份數量：一百八十六億
經濟權益／投票權權益：75.5%

有關Metro Pacific之進一步資料可瀏覽www.metropacific.com

LEVEL UP! INTERNATIONAL HOLDINGS PTE LTD

Level Up是菲律賓、巴西及印度網絡遊戲發行商，於該等地區為該行業之先驅及市場領導者。網絡遊戲乃全球電子遊戲行業發展最為迅速之環節，Level Up專注於新興市場之大型多人網絡遊戲(MMOG)。

類別：網絡遊戲
註冊成立／經營地點：新加坡／菲律賓，巴西及印度
已發行股份數量：四十一萬三千八百六十九
經濟權益／投票權權益：25.0%

有關Level Up之進一步資料可瀏覽www.levelupgames.com

主要投資摘要

於二零零五年六月三十日

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

PLDT是一家於菲律賓具市場領導地位之電訊服務供應商。以馬尼拉為基地，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所及Archipelago證券交易所上市。PLDT透過其三大業務部門提供全面之電訊服務：無線(主要透過其全資擁有之附屬公司Smart Communications, Inc.)、固線(主要透過PLDT)以及資訊及通訊科技(主要透過其全資擁有之附屬公司ePLDT)。PLDT已建立菲律賓最廣闊之光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別：電訊
註冊成立／經營地點：菲律賓
已發行股份數量：一億七千一百四十萬
經濟權益／投票權權益：24.6%／31.6%

有關PLDT之進一步資料可瀏覽www.pldt.com.ph

PT INDOFOOD SUKSES MAKMUR TBK

Indofood為印尼首屈一指之加工食品公司，為其客戶提供全面食品方案。Indofood以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood透過其四大主要業務部門提供眾多類別之食品：麵粉(Bogasari)、品牌消費品(麵食、食品調味料、零食、營養及特別食品以及包裝)、食油及油脂(食油及油脂以及種植園)及分銷。以生產量計算，Indofood被視為全球最大之即食麵製造商，亦為印尼最大之磨粉商。以單一地點生產能力計算，Indofood於雅加達之磨粉廠是全球最大磨粉廠之一。其於印尼亦擁有龐大分銷網絡。

類別：消費性食品
註冊成立／經營地點：印尼
已發行股份數量：九十四億
經濟權益／投票權權益：51.5%

有關Indofood之進一步資料可瀏覽www.indofood.co.id

簡略中期財務報表附註（*續*）

以下已披露所有與有關連人士進行的重大交易（無論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）。

交易性質 *截至6月30日止六個月* *百萬美元*	**2005**	**2004**
損益計算表項目		
出售製成品		
一予聯營公司	17.1	25.4
一予聯號公司	14.7	1.8
購買原材料		
一由聯營公司	12.5	6.6
一由聯號公司	3.4	1.8
管理及技術服務費收入及特許權收入		
一予聯營公司	0.2	0.1
一予聯號公司	1.3	1.1
租金開支		
一予聯號公司	0.7	0.8
運輸及抽運服務開支		
一予聯號公司	0.4	0.6

Indofood約4%（二零零四年：3%）之銷售額及3%（二零零四年：1%）之採購額是與該等有關連人士進行交易的。

結算性質 *百萬美元*	**2005年 6月30日 結算**	**2004年 12月31日 結算**
資產負債表項目		
應收賬款一貿易		
一由聯營公司	6.4	6.8
一由聯號公司	5.8	4.6
應收賬款一非貿易		
一由聯營公司	7.0	3.8
一由聯號公司	4.8	4.3
長期應收賬款		
一由聯營公司	—	4.7
一由聯號公司	0.6	0.7
應付賬款一貿易		
一予聯營公司	4.6	2.5
一予聯號公司	1.3	1.2
應付賬款一非貿易		
一予聯號公司	0.6	—

20. 比較數字

由於採納多項新訂及經修訂香港財務報告準則（附註1），賬目已重新分類，而比較數字亦已在適用情況下重新列示。該等重新分類及重新列示導致於二零零四年十二月三十一日之母公司權益持有人應佔權益由二億九千四百六十萬美元減至二億二千七百四十萬美元，而截至二零零四年六月三十日止六個月的母公司權益持有人應佔溢利則由五千四百七十萬美元減至五千一百五十萬美元。

簡略中期財務報表附註 *(續)*

19. 有關連人士交易

本集團於期內進行之重大有關連人士交易披露如下。

(a) 於二零零五年六月三十日，Mcrae Investment Limited（一間本公司全資擁有之附屬公司）應收Metro Pacific 一筆餘額為數七億九千三百萬披索（一千四百一十萬美元）（二零零四年十二月三十一日：七億九千三百萬披索或一千四百一十萬美元）之款項。該筆款項為免息、有抵押及毋須於一年內還款。

(b) 於二零零四年十二月三十一日，Metro Pacific Resources, Inc. (MPRI)（一間本公司擁有100%經濟權益之附屬公司）與Metro Pacific 簽訂認購協議，並於二零零五年一月及六月認購分兩批發行款額共四億五千萬披索（八百萬美元）之1-C 系列優先股。MPRI 認購該等股份之資金源自第一太平於二零零四年九月及十月出售其於Metro Pacific 合共5.1%之股權變現而所得約四億五千萬披索（八百萬美元）之款項。

(c) ALBV（一間本公司全資擁有之附屬公司）與Smart（一間PLDT 全資擁有之附屬公司）有一項技術性支援協議。按此協議，自二零零四年二月二十三日起ALBV 為Smart 提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再延續。此協議規定技術服務收費須按季支付，並相等於Smart 綜合收入淨額之1%（二零零四年：1%）。

此外，ALBV 現時與Smart 亦有一項由一九九九年一月一日開始的二十五年期服務協議。此協議將於到期日自動失效，除非雙方同意延續。按此協議，ALBV 為Smart 就購買資本設備及與國際供應商洽商、安排國際融資及其他相關服務並與推動相類似服務的目標提供意見及協助。為期二十五年之服務協議費用已被支付。

截至二零零五年六月三十日期內，此等安排之費用總額為二億七千八百萬披索（五百一十萬美元）（二零零四年：二億一千四百萬披索或三百八十萬美元）。於二零零五年六月三十日，ALBV 就此等技術性支援協議的應收賬款為二億八千四百萬披索（五百一十萬美元）（二零零四年十二月三十一日：二億六千七百萬披索或四百八十萬美元）。

(d) 於日常商業運作情況下，Indofood 與若干聯營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

簡略中期財務報表附註（續）

(b) Metro Pacific 之購股權計劃細節

METRO PACIFIC	於2005年1月1日所持之購股權	期內註銷之購股權	於2005年6月30日所持之購股權	購股權行使價（披索）	於授出日期之市價（披索）	授出日期	行使期始自	行使期結束
高級行政人員	5,027,259	(5,027,259)	–	1.91	2.37	1995年4月16日	1996年4月	2005年4月
	3,990,000	–	3,990,000	1.91	2.37	1995年8月1日	1996年8月	2005年8月
	315,684	–	315,684	3.46	3.57	1997年8月1日	1997年8月	2007年8月
總數	9,332,943	(5,027,259)	4,305,684					

有關於一九九零年五月十五日生效之Metro Pacific 購股權計劃（舊計劃）之詳情，請參閱第70頁。期內，舊計劃並無授出或行使任何購股權。

二零零五年八月十二日，Metro Pacific 股東通過一項新購股權計劃（新計劃），據此，Metro Pacific 董事可於確認合資格行政人員之身分後，酌情邀約Metro Pacific 之行政人員接受Metro Pacific 的購股權以致獲得Metro Pacific 之擁有權益，以作為長期受僱之鼓勵。該計劃於二零零五年八月十二日生效，有效期為十年。

根據新計劃，可予授出購股權之最高股份數目，不得超過Metro Pacific 不時之已發行股本之10%減去根據舊計劃之未行使購股權數目。於新計劃被採納後，將不得根據舊計劃進一步授出購股權。於任何十二個月期間內，根據計劃可向任何一名參與者（不論是否已為購股權持有人）授出或將授出之購股權所涉及股份之總數，不得超過Metro Pacific 已發行股份總數之1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i) Metro Pacific 股份於購股權授出日期在菲律賓證券交易所（菲律賓證交所）就有關Metro Pacific 股份之一手或多手買賣單位之收市價；(ii) Metro Pacific 股份在緊接購股權授出日期前五個營業日在菲律賓證交所就有關Metro Pacific 股份之一手或多手買賣單位之平均收市價；或(iii) Metro Pacific 股份之面值。

截至二零零五年八月三十一日，並無根據新計劃授出購股權。

除上述披露外，本公司或其任何附屬公司於期內並無任何安排致使本公司董事能透過購買本公司或任何其他機構體系之股份或債券而獲利。本公司於期內亦沒有向任何董事或其相關配偶或年齡18歲以下之子女授權可透過購買本公司之證券而獲利，而該等人士亦無行使任何此等權利。

簡略中期財務報表附註*（續）*

18. 購股權

於二零零五年六月三十日，本公司及其附屬公司授予本公司及其附屬公司之董事及高級行政人員之購股權詳情如下。

(a) 本公司之購股權計劃細節

本公司	於2005年1月1日及6月30日所持購股權	購股權行使價（港元）	於授出日期之市價（港元）	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事							
彭澤倫	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
唐勵治	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高信	24,500,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事							
Albert F.del Rosario大使	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事							
Graham L.Pickles	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀*（金紫荊星章，CBE,太平紳士）*	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
鄧永鏘*(OBE, Chevallier de L'Ordre des Arts et des Lettres)*	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
高級行政人員	32,286,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
總計	134,586,000						

有關第一太平之購股權計劃細節（包括購股權之估值），請參閱第67頁及第68頁。期內，並無授出、註銷或行使任何購股權。

上述已授出購股權之總值一千四百六十萬美元（連同股本之相應增加）於有關董事及高級行政人員之行使期內根據本集團按香港財務報告準則第2號「基於股權的支付」而作出之有關經修訂會計政策進行確認。本集團有關已授出購股權之會計政策變動及其相關財務影響載於附註1。

簡略中期財務報表附註（*續*）

二零零五年六月，Indofood以一千八百五十萬美元完成收購SIL全部權益。SIL分別直接及間接擁有PT Kebun Ganda Prima及PT Citranusa Intisawit全部股權，而該兩間公司均於印尼從事油棕櫚樹種植園之營運。

若以上所有收購活動於二零零五年一月一日已發生，本集團於截至二零零五年六月三十日止六個月期內之營業額及溢利則分別為九億四千四百萬美元及八千五百七十萬美元。期內，被收購之附屬公司自經營活動產生現金開支淨額四十萬美元，另外亦就融資活動支付了八十萬美元的開支。

(b) 增加於一間聯營公司之投資

二千八百二十萬美元之現金開支為本集團增持於PLDT之權益至24.6%所致。

(c) 收購一間聯營公司

一千五百萬美元之現金開支為本集團於二零零五年三月收購Level Up 25.0%權益所致。

(d) 受限制現金

於二零零五年六月三十日，本集團持有四百七十萬美元（二零零四年十二月三十一日：九百二十萬美元）之用途受限制現金。而其中並未有任何現金數額（二零零四年十二月三十一日：四百五十萬美元）的用途限制預期會自二零零五年六月三十日起一年內得以解除而須被列作流動資產。

(e) 主要非現金交易

期內，Metro Pacific透過轉讓其可供出售及其他資產予債權人從而償還五億披索（九百一十萬美元）借貸。

17. 承擔及或有負債

(a) 資本開支

百萬美元	**2005年 6月30日 結算**	**2004年 12月31日 結算**
有關附屬公司之承擔：		
已批准但未簽約	13.1	19.1
已簽約但未計提	1.4	9.1
總計	14.5	28.2

資本開支所作之承擔主要來自Indofood購買機器及設備，以及Metro Pacific之物業發展責任及輪船有關開支。

(b) 或有負債

於二零零五年六月三十日，本集團或本公司均無任何重大或有負債（二零零四年十二月三十一日：無）

簡略中期財務報表附註*(續)*

退休金為有關退休福利計劃及長期服務金的應計責任。

遞延收入為有關Asia Link B.V.(「ALBV」)(一間本公司的全資擁有附屬公司)對Smart Communications, Inc.(「Smart」)(一間PLDT的全資擁有附屬公司)就其雙方的一項服務協議所收之預先繳付服務費用(附註19(c));及出售物業所得而尚未確認的毛利。

長期應付賬款為Metro Pacific有關物業發展的負債及Indofood有關裝置物業及設備所需之拆卸、遷移或復修之應計成本。

其他主要為擔保索償的撥備。

16. 簡略綜合現金流量表附註

(a) 收購附屬公司

百萬美元	**Indofood 收購 Silveron Investments Limited (SIL) 及其附屬公司**	**其他**	**總計**
作價			
現金及現金等值項目	1.8	0.1	1.9
應收賬款、其他應收款項及預付款項*(i)*	16.7	–	16.7
總計	18.5	0.1	18.6
資產淨額			
物業及設備*(附註11)*	1.7	0.3	2.0
種植園	13.7	–	13.7
長期應收款項及預付款項	1.9	–	1.9
遞延稅項資產	0.6	–	0.6
現金及現金等值項目	2.6	0.3	2.9
應收賬款、其他應收款項及預付款項	0.5	1.8	2.3
存貨	0.1	0.8	0.9
應付賬款、其他應付款項及應計款項	(0.8)	(3.1)	(3.9)
短期債務	(1.1)	–	(1.1)
貸款資本及長期債務	(1.4)	–	(1.4)
遞延稅項負債	(3.7)	–	(3.7)
按公平值計算收購時之總資產淨額	14.1	0.1	14.2
商譽	4.4	–	4.4
於簡略綜合現金流量表中現金及現金等值項目之收入淨額	0.8	0.2	1.0

(i) *指Indofood於二零零四年十二月就收購時所付之訂金。*

簡略中期財務報表附註 *(續)*

13. 應收賬款、其他應收款項及預付款項

應收賬款、其他應收款項及預付款項包括一億七千二百二十萬美元(二零零四年十二月三十一日:一億七千三十萬美元)之應收貿易賬款,其賬齡分析如下。

百萬美元	2005年 6月30日 結算	2004年 12月31日 結算
0至30日	121.9	145.5
31至60日	26.0	6.0
61至90日	6.5	12.2
超過90日	17.8	6.6
總計	172.2	170.3

Indofood給予出口顧客六十日付款期,而本地顧客則平均有三十日付款期。Metro Pacific方面,應收有關物業銷售合約賬款按一至五年期以分期形式收取。其於一年內到期部分,已包括在上表中。

14. 應付賬款、其他應付款項及應計款項

應付賬款、其他應付款項及應計款項包括一億四千五百三十萬美元(二零零四年十二月三十一日:一億四千五百一十萬美元)之應付貿易賬款,其賬齡分析如下。

百萬美元	2005年 6月30日 結算	2004年 12月31日 結算
0至30日	131.7	121.2
31至60日	6.6	7.4
61至90日	1.5	5.6
超過90日	5.5	10.9
總計	145.3	145.1

15. 遞延負債及撥備

百萬美元	退休金	遞延收入	長期 應付賬款	其他	2005 總計	2004 (重新列示) 總計
1月1日結算:重新列示	40.9	28.3	39.6	16.3	125.1	129.6
匯兑折算	(1.8)	–	(0.2)	–	(2.0)	(5.1)
添置	6.4	0.1	5.2	3.3	15.0	3.1
付款及動用	(9.1)	(2.3)	(2.3)	–	(13.7)	(18.2)
重新分類*(i)*	–	–	(19.8)	8.7	(11.1)	–
小計	36.4	26.1	22.5	28.3	113.3	109.4
減包括於應付賬款、其他應付款項及應計款項內一年內償還部份	–	(1.3)	(7.0)	(8.3)	(16.6)	(20.8)
6月30日結算	36.4	24.8	15.5	20.0	96.7	88.6

(i)　向貸款資本及長期債務及由應付賬款、其他應付款項及應計款項重新分類。

簡略中期財務報表附註 *(續)*

(b) Metro Pacific 集團對本集團物業及運輸業務分部(參閱附註2)作出貢獻。自二零零一年第四季以來,Metro Pacific集團一直未能履行其債務償還責任。Metro Pacific 能否繼續經營視乎多項因素而定,當中包括其償還或重組債務責任之能力、能否進行債務再融資及能否成功推行振興業務及締造足夠現金流量之計劃,以確保業務維持運作及有利可圖。於減債計劃開始後,Metro Pacific 成功將其母公司之債務責任由二零零一年十二月三十一日之一百一十七億披索(二億八百五十萬美元)減至二零零五年六月三十日之七億四千二百萬披索(一千三百二十萬美元)。Metro Pacific 可望於二零零五年年底將其母公司之債務進一步削減至少於三億披索(五百三十萬美元)。

Nenaco(一間Metro Pacific 擁有99.0%權益之附屬公司)已於二零零四年十月四日就其企業復興計劃獲得馬尼拉地區審訊法院(Manila Regional Trial Court)批准。Nenaco 取得有關批准後,將會透過加強市場推廣及經營效率,集中提升盈利能力。

11. 物業及設備

以下列示物業及設備之變動:

百萬美元	**2005**	**2004** *(重新列示)*
1月1日結算	647.4	671.8
匯兌折算	(29.0)	(62.3)
添置	23.6	78.0
出售	(2.0)	(5.0)
收購附屬公司 *(附註16(a))*	2.0	–
折舊 *(附註4)*	(32.7)	(28.0)
重新分類[(i)]	17.5	(51.5)
6月30日結算	626.8	603.0

(i) 由/(向)長期應收款項及預付款項重新分類。

期內有所添置主要為Indofood 購買之機器及設備。

12. 聯營公司

百萬美元	**2005年 6月30日 結算**	**2004年 12月31日 結算** *(重新列示)*
PLDT	252.9	140.7
Metro Pacific之聯營公司	24.5	26.8
Level Up	14.9	–
其他	4.1	1.4
總計	296.4	168.9

簡略中期財務報表附註（*續*）

7. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額七百七十萬美元（二零零四年：一千三百六十萬美元）（主要因折算未有對沖以外幣結算之借貸及衍生工具公平值變動而產生）以及非經常性收益淨額一千四百六十萬美元（二零零四年：一千五百四十萬美元）。

匯兑及衍生工具虧損分析

截至6月30日止6個月 *百萬美元*	**2005**	**2004**
匯兑及衍生工具（虧損）／收益		
－附屬公司	(24.3)	(31.6)
－聯營公司	11.4	(3.1)
小計	(12.9)	(34.7)
税項及少數股東權益應佔部分	5.2	21.1
總計	(7.7)	(13.6)

二零零五年之非經常性收益淨額主要包括Indofood 就成立合營公司所收取之商譽補償五百萬美元、攤薄集團於PLDT 權益之收益三百萬美元、Metro Pacific 就應付予Pacific Plaza Towers 承建商之費用達成協議，並作出一次性調整及其他項目。二零零四年之非經常性收益包括出售Escotel 49%權益所得收益一千七百一十萬美元。

8. 每股盈利

每股基本盈利乃按期內母公司權益持有人應佔溢利六千八十萬美元（二零零四年重新列示：五千一百五十萬美元）及期內已發行普通股加權平均數三十一億八千六百萬股（二零零四年：三十一億八千六百萬股）計算。

截至二零零五年六月三十日止期內之每股攤薄盈利乃按：(i)相當於期內母公司權益持有人應佔溢利六千八十萬美元經假設轉換一間聯營公司所發行具攤薄影響之可換股優先股及購股權所導致之應佔聯營公司溢利減少四百五十萬美元調整及(ii)相等於用於計算每股基本盈利之期內已發行普通股加權平均數三十一億八千六百萬股加上假設期內所有本公司之購股權被視為獲行使而按零代價發行普通股之加權平均數四千四十萬股之股份基礎計算。

由於截至二零零四年六月三十日止六個月內並無任何具攤薄影響之事件，故並無披露該期內之每股攤薄盈利。

9. 普通股股息

於二零零五年八月三十一日舉行之董事會會議上，董事會宣布派發中期現金股息每股普通股0.13 美仙（二零零四年：無），股息總金額相當於四百一十萬美元（二零零四年：無）。

10. 附屬公司

(a) 董事會認為對集團業績或資產淨額有重大影響之主要附屬公司之詳情載列於第99頁及100頁。

簡略中期財務報表附註 *(續)*

4. 除税前溢利

截至6月30日止6個月 *百萬美元*	2005	2004 *(重新列示)*
除税前溢利已(扣除)／計入:		
出售存貨成本	(552.7)	(595.4)
折舊 *(附註11)*	(32.7)	(28.0)
匯兑及衍生工具虧損淨額 *(附註7)*	(24.3)	(31.6)
提供服務成本	(21.2)	(16.3)
呆賬撥備	(1.6)	(2.8)
可供出售資產之已變現虧損	–	(3.3)
可供出售資產之未變現虧損	–	(2.9)
商譽攤銷(已包括於其他經營開支淨額內)	–	(0.5)
出售物業及設備之收益	–	1.0
種植園公平值變動之收益／(虧損)	8.5	(14.0)
攤薄於一家聯營公司權益之收益	3.0	–
可供出售資產之股息收入	1.3	–

5. 税項

由於集團期內於香港並無估計應課税溢利(二零零四年:無),故並無就香港利得税作出撥備(二零零四年:無)。香港以外地區應課税溢利之税項則按本公司的附屬公司於各營業國家之適用税率撥備。

截至6月30日止6個月 *百萬美元*	2005	2004 *(重新列示)*
附屬公司－海外		
本期税項	15.5	21.1
遞延税項	4.9	(10.5)
總計	20.4	10.6

包括於聯營公司應佔溢利減虧損之税項為二千四百二十萬美元(二零零四年:一千五百五十萬美元),其分析如下。

截至6月30日止6個月 *百萬美元*	2005	2004 *(重新列示)*
聯營公司－海外		
本期税項	21.1	18.3
遞延税項	3.1	(2.8)
總計	24.2	15.5

6. 一項已終止業務溢利

二零零四年一項已終止業務溢利指本集團出售其於Escotel(一家於印度經營之公司)全部49%權益後所錄得一千七百一十萬美元之收益,以及本集團應佔Escotel出售前溢利一百七十萬美元。

簡略中期財務報表附註 *(續)*

按主要地區市場－2005

截至2005年6月30日止6個月 *百萬美元*	菲律賓	印尼	總額
分部收入－營業額	30.9	911.6	942.5
資本開支	2.3	21.3	23.6

按主要業務活動－2004

截至2004年6月30日止6個月(重新列示) *百萬美元*	電訊	消費性食品	地產及運輸	總公司	總額
損益計算表					
分部收入－營業額	–	973.4	28.6	–	1,002.0
分部業績		61.4	(1.9)	(4.2)	55.3
借貸成本淨額					(55.4)
應佔聯營公司溢利減虧損	50.2	(0.2)	(0.1)	–	49.9
除税前溢利					49.8
税項					(10.6)
持續業務溢利					39.2
一項已終止業務溢利 *(附註6)*					18.8
期內溢利					58.0
其他資料					
資本開支	–	75.4	2.6	–	78.0
折舊及攤銷	–	26.3	2.2	–	28.5
其他非現金開支	–	16.8	9.2	–	26.0

按主要地區市場 －2004

截至2004年6月30日止6個月 *百萬美元*	菲律賓	印尼	總額
分部收入－營業額	28.6	973.4	1,002.0
資本開支	2.6	75.4	78.0

3. 借貸成本淨額

截至6月30日止6個月 *百萬美元*	2005	2004
需於五年內全數償還之貸款資本	–	0.3
銀行貸款及其他貸款		
－須於五年內全數償還	64.0	60.3
－毋須於五年內全數償還	0.6	1.8
借貸成本總額	64.6	62.4
減利息收入	(5.4)	(7.0)
借貸成本淨額	59.2	55.4

簡略中期財務報表附註 *(續)*

(b) **新會計政策對直接於權益中確認之收入及開支及與權益持有人進行之資本交易之影響**

截至2005年6月30日止6個月 *百萬美元*	**香港會計準則第39號**	**香港財務報告準則第2號**	**總額**
對以下者應佔權益之影響：			
母公司權益持有人	(1.5)	3.4	1.9
少數股東權益	–	–	–
總額	(1.5)	3.4	1.9

截至2004年6月30日止6個月 *百萬美元*	**香港財務報告準則第2號**	**總額**
對以下者應佔權益之影響：		
母公司權益持有人	0.6	0.6
少數股東權益	–	–
總額	0.6	0.6

2. **營業額及分部資料**

截至6月30日止6個月 *百萬美元*	**2005**	**2004**
營業額		
出售貨品及物業	919.5	984.8
提供服務	23.0	17.2
總計	942.5	1,002.0

分部資料按集團業務活動及地區市場分佈列示如下。以業務活動分部資料作為集團基本呈報方式，因其與集團所作之營運及財務決策較為相符。

按主要業務活動－2005

截至2005年6月30日止6個月 *百萬美元*	**電訊**	**消費性食品**	**地產及運輸**	**總公司**	**總額**
損益計算表					
分部收入－營業額	–	911.6	30.9	–	942.5
分部業績	–	100.1	21.9	(27.5)	94.5
借貸成本淨額					(59.2)
應佔聯營公司溢利減虧損	71.0	–	0.1	–	71.1
除稅前溢利					106.4
稅項					(20.4)
期內溢利					86.0
其他資料					
資本開支	–	21.3	2.3	–	23.6
折舊	–	31.1	1.6	–	32.7
其他非現金開支	–	1.1	0.5	–	1.6

簡略中期財務報表附註 *(續)*

百萬美元	如前公布 2004年 1月1日結算	重新列示 香港 會計準則 第16號	重新列示 香港 會計準則 第32號	重新列示 2004年 1月1日結算
資產負債表				
資產總值	2,213.5	7.2	(59.5)	2,161.2
負債總額	1,785.7	9.8	–	1,795.5
母公司權益持有人應佔權益	51.1	(1.5)	(59.5)	(9.9)
少數股東權益	376.7	(1.1)	–	375.6
權益總額	427.8	(2.6)	(59.5)	365.7

採納香港財務報告準則對過往年度現金流量表所公布數字並無重大影響。

下表概述採納新香港財務報告準則後對截至二零零五年及二零零四年六月三十日止期間本集團之期內溢利、直接於權益中確認之收入及開支及與權益持有人進行之資本交易所構成之影響。對二零零五年六月三十日之影響為在可行情況下作出之估計。由於並無就採納香港會計準則第39號及香港財務報告準則第3號作出追溯調整，故所列示截至二零零四年六月三十日止期間之數字未必可與本中期所列示之數字作出比較。

(a) 新會計政策對期內溢利之影響

截至2005年6月30日止6個月 *百萬美元*	香港會計準則第16號	香港會計準則第32號	香港會計準則第39號	香港財務報告準則第2號	香港財務報告準則第3號	總額	對每股盈利之影響 *(美仙)* 基本	對每股盈利之影響 *(美仙)* 攤薄
對以下者應佔溢利之影響：								
母公司權益持有人	(2.8)	(0.8)	2.4	(3.4)	3.9	(0.7)	(0.02)	(0.02)
少數股東權益	(0.2)	–	9.6	–	0.5	9.9		
總額	(3.0)	(0.8)	12.0	(3.4)	4.4	9.2		

截至2004年6月30日止6個月 *百萬美元*	香港會計準則第16號	香港會計準則第32號	香港財務報告準則第2號	總額	對每股盈利之影響 *(美仙)* 基本	對每股盈利之影響 *(美仙)* 攤薄
對以下者應佔溢利之影響：						
母公司權益持有人	(0.3)	(2.3)	(0.6)	(3.2)	(0.10)	不適用
少數股東權益	(0.1)	–	–	(0.1)		
總額	(0.4)	(2.3)	(0.6)	(3.3)		

簡略中期財務報表附註（續）

香港財務報告準則第3號亦規定，收購方自收購日期起確認業務合併之商譽為資產，初步按業務合併成本超出於被收購方可予識別資產、負債及或有負債之公平淨值中所佔權益之差額計算。此外，不得攤銷於業務合併所產生之商譽。商譽須每年檢測，如有事項或情況變動顯示資產可能出現減值，則須更頻密進行檢測。早前按會計處理方法於儲備抵銷之商譽，不會於資產出售或減值時恢復計入損益賬。採納香港財務報告準則第3號導致本集團於二零零五年一月一日開始，須最少每年檢測商譽結餘，而非攤銷商譽結餘，惟對截至二零零四年六月三十日止期內母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港財務報告準則第5號「待售非流動資產及已終止業務」規定，如業務符合資格列入待售資產類別或有關實體已出售該業務，則該項業務須列作已終止。採納香港財務報告準則第5號導致集團綜合損益計算表之呈報方式有所更改，惟對截至二零零四年六月三十日止期內母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

採納香港財務報告準則對本集團前年度所公布數字之影響概述如下：

百萬美元	如前公布截至2004年6月30日止6個月	重新列示 香港會計準則第1號	香港會計準則第16號	香港會計準則第32號	香港財務報告準則第2號	香港財務報告準則第5號	重新列示截至2004年6月30日止6個月
損益計算表							
除稅前溢利	88.6	(15.5)	(0.5)	(3.4)	(0.6)	(18.8)	49.8
母公司權益持有人應佔溢利	54.7	–	(0.3)	(2.3)	(0.6)	–	51.5

百萬美元	如前公布2004年12月31日結算	重新列示 香港會計準則第16號	香港會計準則第32號	重新列示2004年12月31日結算
資產負債表				
資產總值	2,228.3	5.5	(65.1)	2,168.7
負債總額	1,568.6	9.0	–	1,577.6
母公司權益持有人應佔權益	294.6	(2.1)	(65.1)	227.4
少數股東權益	365.1	(1.4)	–	363.7
權益總額	659.7	(3.5)	(65.1)	591.1

簡略中期財務報表附註 *(續)*

- 香港會計準則第33號「每股盈利」訂明釐定及呈報每股盈利之原則。此準則規定,持續業務之每股基本及攤薄盈利須於綜合損益計算表獨立披露。採納香港會計準則第33號導致本集團每股盈利於綜合損益計算表之呈報方式有所更改。

- 香港會計準則第39號「金融工具:確認及計量」訂定確認及計量公司之金融資產及金融負債之會計方法及報告準則。此準則規定金融資產或金融負債初步按成本確認,即所支付(就資產而言)或收取(就負債而言)代價之公平值。初步確認後,公司應繼續按金融資產的公平值計算其價值,惟貸款及應收款項以及持至到期之投資則按成本或採納實際利率法攤銷成本計算。非上市股本證券之投資按成本減減值準備計算。金融負債於初步確認後按成本或已攤銷成本計算,惟列作「按公平值計入溢利及虧損」之負債及衍生工具則按公平值計算。

  香港會計準則第39號亦涵蓋衍生工具之會計方法。此準則擴大衍生工具之釋義,以包括包含於非衍生工具合約之衍生工具(即與衍生工具相似之條文)。根據此準則,各衍生工具於資產負債表列作按公平值計算之資產或負債。並非指定及不符合資格列為對工具之衍生工具則將調整至公平值之變動數額計入溢利及虧損。倘衍生工具指定及合資格列為對工具,則視乎對性質而定,衍生工具之公平值變動乃透過溢利及虧損用作抵銷被對資產、負債或確實承擔之公平值變動,或先於權益中被確認,直至該被對項目於溢利及虧損被確認為止。

  採納香港會計準則第39號導致本集團更改其會計政策,由過往按成本計算多項金融資產及負債改為按公平值計算或採納實際利率法攤銷成本計算。香港會計準則第39號一般不允許公司以追溯基準來確認、解除確認或計量金融資產及負債。因此,集團須重新計算其於二零零五年一月一日之多項金融資產及負債,並根據有關準則之過渡條文之要求,將重新計算所產生之差額調整至集團於二零零五年一月一日之累積虧損結餘。有關調整導致於二零零五年一月一日之母公司權益持有人應佔權益增加三千二百一十萬美元。

- 香港財務報告準則第2號「基於股權的支付」規定,實體於取得貨品或獲取服務時,確認於基於股權的支付交易之開支。如貨品或服務於以權益結算之交易中收取,則實體須確認為相應權益增加;或如貨品或服務於以現金結算之交易中收取,則將確認為負債。根據香港會計準則第2號之過渡條文,有關於二零零二年十一月七日後授出而於二零零五年一月一日尚未可全數行使之購股權開支,應按追溯基準計算。採納香港財務報告準則第2號導致截至二零零四年六月三十日止期間母公司權益持有人應佔溢利減少六十萬美元,而對於二零零四年十二月三十一日之母公司權益持有人應佔權益並無影響。

- 香港財務報告準則第3號「企業合併」規定,屬於其範圍之所有業務合併須採納購買法列賬。此外,此準則規定收購方須於收購日期初步按其公平值獨立計算可予識別資產、負債及或有負債,毋需考慮任何少數股東權益之數額。

簡略中期財務報表附註（續）

採納香港會計準則第2、7、8、10、11、12、14、18、19、20、21、23、24、27、28、29、31、36、37、38、40和41號對本集團的會計政策和在本集團簡略綜合財務報表中的計算方法沒有重大的影響。採納其他香港財務報告準則的影響詳列如下：

- 香港會計準則第1號「財務報表的呈報」訂定實體評估公平呈報交易及其他事項影響之體制；規定流動或非流動資產及負債之分類基準；禁止經營業務所得收入及特殊項目於綜合損益計算表分開呈報；規定應佔聯營公司業績須按稅後基準於綜合損益計算表呈報及列明有關披露估計之主要資料來源、不明朗因素及所採納會計政策時管理層作出之判斷。有關準則亦規定，更改少數股東權益於綜合損益計算表、資產負債表及股東權益變動表之呈報方式。採納香港會計準則第1號導致本集團綜合損益計算表、資產負債表及股東權益變動表之呈報方式有所更改，惟對截至二零零四年六月三十日止期內母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港會計準則第16號「物業、廠房及設備」規定對物業、廠房及設備確認及計量方式之附加指引及說明。有關準則亦規定，佔總成本顯著比例之物業、廠房及設備項目各部分須獨立計提折舊，亦規定物業、廠房及設備項目成本應計入其拆卸、遷移或復修成本以及集團因於指定期間非基於生產存貨而安裝項目或使用項目產生之責任。採納香港會計準則第16號導致截至二零零四年六月三十日止期內母公司權益持有人應佔溢利減少三十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少二百一十萬美元。

- 香港會計準則第17號「租賃」規定，倘租賃土地之業權於租賃期完結後不會轉移予本集團，於該租賃土地之權益須列作經營租約。就經營租約項下土地租賃而作出之預付土地費用初步按成本值入賬，並其後於租賃期內按直線基準攤銷。採納香港會計準則第17號導致物業及設備以及長期應收款項及預付款項項下分別為二千三百三十萬美元及一千七百七十萬美元之租賃土地費用，於二零零四年十二月三十一日之本集團綜合資產負債表重新分類為預付土地費用。然而，對截至二零零四年六月三十日止期內母公司權益持有人應佔溢利及於二零零四年十二月三十一日母公司權益持有人應佔權益則並無影響。

- 香港會計準則第32號「金融工具：披露及呈報」之披露及呈報方式涵蓋所有金融工具。此準則規定，不論金融工具已於財務報表確認與否，公司必須就金融工具作出更全面披露。新披露規定包括所採納金融工具條款及條件、已確認及尚未確認金融工具相關風險類別（市場風險、價格風險、信貸風險、流通風險及現金流量風險）、已確認及尚未確認金融資產及金融負債之公平值資料以及公司財政風險管理政策及目標。此準則亦規定金融工具根據其性質而非法定形式分類為負債或權益。香港會計準則第32號須追溯應用。採納香港會計準則第32號導致截至二零零四年六月三十日止期內母公司權益持有人應佔溢利減少二百三十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少六千五百一十萬美元。

簡略中期財務報表附註

1. 編製基準及會計政策之更改

簡略中期財務報表乃遵照香港會計師公會所頒布之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定而編製，並貫徹本集團二零零四年年度已審核財務報表所採納之會計政策及基準，惟如下所述者除外。

由於香港會計師公會頒布多項於二零零五年一月一日或之後會計年度開始生效之新訂及經修訂香港會計準則及香港財務報告準則(下文統稱新香港財務報告準則)，故香港公認會計準則於二零零五年有重大變動。香港會計師公會頒布新香港財務報告準則，取代前會計實務準則，以與國際財務報告準則及國際會計準則接軌。香港公認會計準則之主要更改及香港財務報告準則對本集團簡略綜合財務報表之影響概述如下：

香港會計準則第1號	「財務報表的呈報」
香港會計準則第2號	「存貨」
香港會計準則第7號	「現金流量表」
香港會計準則第8號	「會計政策，會計估計變更及差錯」
香港會計準則第10號	「資產負債表日後事項」
香港會計準則第11號	「建築合約」
香港會計準則第12號	「所得稅」
香港會計準則第14號	「分部報告」
香港會計準則第16號	「物業，廠房及設備」
香港會計準則第17號	「租賃」
香港會計準則第18號	「收入」
香港會計準則第19號	「僱員福利」
香港會計準則第20號	「政府資助之會計及政府協助之披露」
香港會計準則第21號	「外幣匯率變動之影響」
香港會計準則第23號	「借款費用」
香港會計準則第24號	「有關連人士披露」
香港會計準則第27號	「合併及獨立財務報表」
香港會計準則第28號	「於聯營公司的投資」
香港會計準則第29號	「極度通貨膨脹經濟之財務報告」
香港會計準則第31號	「合營項目權益」
香港會計準則第32號	「金融工具：披露及呈報」
香港會計準則第33號	「每股盈利」
香港會計準則第36號	「資產減值」
香港會計準則第37號	「準備：或有負債及或有資產」
香港會計準則第38號	「無形資產」
香港會計準則第39號	「金融工具：確認及計量」
香港會計準則第40號	「投資物業」
香港會計準則第41號	「農業」
香港財務報告準則第2號	「基於股權的支付」
香港財務報告準則第3號	「企業合併」
香港財務報告準則第5號	「待售非流動資產及已終止業務」

簡略綜合現金流量表*(續)*

截至6月30日止6個月 百萬美元	附註	(未經審核) 2005	2004 (重新列示)[i]
終止衍生工具交易所得款項		96.3	–
自一間聯營公司收取股息		10.0	–
出售業務、物業及設備及其他		2.2	52.5
收購附屬公司	*16(a)*	1.0	–
增加於一間聯營公司之投資	*16(b)*	(28.2)	–
購買物業及設備及其他		(23.6)	(82.9)
購買可供出售資產		(22.5)	–
收購一間聯營公司	*16(c)*	(15.0)	–
聯營公司(借取)/償還之貸款		(0.2)	0.5
持續業務		20.0	(29.9)
一項已終止業務		–	15.0
投資活動之現金收入/(開支)淨額		20.0	(14.9)
已償還貸款淨額		(8.8)	(66.0)
一間附屬公司發行予少數股東權益之股份		–	0.1
一間附屬公司支付予少數股東權益之股息		(21.7)	(11.4)
融資活動之現金開支淨額		(30.5)	(77.3)
現金及現金等值項目淨額之增加		75.7	32.8
1月1日之現金及現金等值項目		186.6	233.3
匯兑折算		(4.6)	(18.3)
6月30日之現金及現金等值項目		257.7	247.8
代表			
現金及現金等值項目		257.7	247.8

(i) *見附註1。*

(ii) *營運資金變動不包括收購及出售附屬公司而導致之變動。*

有關附註屬此簡略中期財務報表之一部份。

簡略綜合現金流量表

截至6月30日止6個月 *百萬美元*	*附註*	（未經審核） **2005**	 **2004** *（重新列示）*[i]
除税前溢利		106.4	49.8
就下列各項調整：			
利息開支		64.6	62.4
折舊		32.7	28.0
匯兑及衍生工具虧損淨額		24.3	31.6
長期應收款項及預付款項減少		1.3	11.8
商譽攤銷		–	0.5
出售物業及設備之收益		–	(1.0)
遞延負債及撥備之開支		–	(14.0)
應佔聯營公司溢利減虧損		(71.1)	(49.9)
種植園公平值變動之（收益）／虧損		(8.5)	14.0
利息收入		(5.4)	(7.0)
攤薄於一家聯營公司權益之收益		(3.0)	–
其他		8.4	9.9
於營運資金變動前之經營溢利		149.7	136.1
營運資金減少[ii]		23.0	62.4
營運產生之現金收入淨額		172.7	198.5
已收利息		4.8	9.7
已付利息		(53.8)	(60.1)
已付税款		(37.5)	(23.1)
經營活動之現金收入淨額		86.2	125.0

簡略綜合權益變動表 *(續)*

百萬美元	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現虧損	匯兌儲備	累積虧損	母公司權益持有人應佔權益	少數股東(未經審核)權益	權益總額
2004年12月31日結算：										
如前公布	31.9	958.2	–	–	–	(59.8)	(635.7)	294.6	365.1	659.7
前年度調整	–	–	4.4	–	–	–	(71.6)	(67.2)	(1.4)	(68.6)
重新列示 – 附註1	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1
就採納香港會計準則第39號之調整[i]	–	–	–	1.7	–	–	32.1	33.8	–	33.8
2005年1月1日結算，重新列示	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	624.9
2005年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	(6.8)	–	(6.8)	(14.9)	(21.7)
攤薄於一間聯營公司之權益	–	–	–	–	–	0.2	–	0.2	–	0.2
購股權成本攤銷	–	–	3.4	–	–	–	–	3.4	–	3.4
可供出售資產之未變現收益	–	–	–	0.7	–	–	–	0.7	–	0.7
現金流量對沖之未變現虧損	–	–	–	–	(2.2)	–	–	(2.2)	–	(2.2)
應佔權益變動	–	–	–	–	–	–	–	–	(1.6)	(1.6)
直接於權益確認之虧損淨額	–	–	3.4	0.7	(2.2)	(6.6)	–	(4.7)	(16.5)	(21.2)
期內溢利淨額	–	–	–	–	–	–	60.8	60.8	25.2	86.0
期內確認之收入及開支總額	–	–	3.4	0.7	(2.2)	(6.6)	60.8	56.1	8.7	64.8
股息	–	–	–	–	–	–	–	–	(29.4)	(29.4)
2005年6月30日結算	31.9	958.2	7.8	2.4	(2.2)	(66.4)	(614.4)	317.3	343.0	660.3

(i)　見附註1。

有關附註屬此簡略中期財務報表之一部份。

簡略綜合權益變動表

百萬美元	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現虧損	匯兌儲備	累積虧損	母公司權益持有人應佔權益	少數股東(未經審核)權益	權益總額
2004年1月1日結算：										
如前公布	31.9	958.2	–	–	–	(3.4)	(935.6)	51.1	376.7	427.8
前年度調整	–	–	–	–	–	–	(61.0)	(61.0)	(1.1)	(62.1)
重新列示[(i)]	31.9	958.2	–	–	–	(3.4)	(996.6)	(9.9)	375.6	365.7
2004年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	(29.0)	–	(29.0)	(35.8)	(64.8)
出售一間聯營公司	–	–	–	–	–	(33.7)	163.4	129.7	–	129.7
攤薄於一間附屬公司之權益	–	–	–	–	–	–	0.1	0.1	–	0.1
購股權成本攤銷	–	–	0.6	–	–	–	–	0.6	–	0.6
應佔權益變動	–	–	–	–	–	–	–	–	(1.2)	(1.2)
直接於權益確認之收入淨額	–	–	0.6	–	–	(62.7)	163.5	101.4	(37.0)	64.4
期內溢利淨額，重新列示	–	–	–	–	–	–	51.5	51.5	6.5	58.0
期內確認之收入及開支總額	–	–	0.6	–	–	(62.7)	215.0	152.9	(30.5)	122.4
股息	–	–	–	–	–	–	–	–	(23.8)	(23.8)
2004年6月30日結算(重新列示)[(i)]	31.9	958.2	0.6	–	–	(66.1)	(781.6)	143.0	321.3	464.3

簡略綜合資產負債表 *(續)*

百萬美元	附註	(未經審核) 2005年6月30日結算	2004年12月31日結算 *(重新列示)* [(i)]
權益			
已發行股本		31.9	31.9
其他儲備		899.8	902.8
累積虧損		(614.4)	(707.3)
母公司權益持有人應佔權益		317.3	227.4
少數股東權益		343.0	363.7
權益總額		660.3	591.1
非流動負債			
貸款資本及長期債務		762.7	761.2
遞延負債及撥備	*15*	96.7	107.1
遞延稅項負債		116.6	111.8
衍生工具負債		24.3	–
		1,000.3	980.1
		1,660.6	1,571.2

(i)　*見附註1。*

有關附註屬此簡略中期財務報表之一部份。

簡略綜合資產負債表

百萬美元	附註	（未經審核） 2005年 6月30日 結算	2004年 12月31日 結算 （重新列示）[i]
非流動資產			
物業及設備	11	626.8	647.4
種植園		164.3	147.4
聯營公司	12	296.4	168.9
長期應收款項及預付款項		136.7	251.6
商譽		40.0	36.5
預付土地費用		40.7	41.0
可供出售資產		4.4	11.5
遞延稅項資產		6.0	5.8
受限制現金	16(d)	4.7	4.7
		1,320.0	1,314.8
流動資產			
現金及現金等值項目		257.7	186.6
受限制現金	16(d)	–	4.5
可供出售資產		42.6	21.4
應收賬款、其他應收款項及預付款項	13	286.9	360.0
存貨		291.5	281.4
		878.7	853.9
流動負債			
應付賬款、其他應付款項及應計款項	14	278.3	282.4
短期債務		243.6	288.9
稅項準備		16.2	26.2
		538.1	597.5
流動資產淨額		340.6	256.4
資產總值減流動負債		1,660.6	1,571.2

C. 未經審核財務資料（轉載自本公司截至二零零五年六月三十日止六個月之中期報告）

下文載列轉載自本公司截至二零零五年六月三十日止六個月之中期報告刊發之未經審核簡略綜合財務報表之未經審核簡略綜合損益計算表、簡略綜合資產負債表、簡略綜合權益變動表、簡略綜合現金流量表及財務報表附註。

簡略綜合損益計算表

截至6月30日止6個月 百萬美元	附註	（未經審核） 2005	 2004 （重新列示）[(i)]
營業額	2	942.5	1,002.0
銷售成本		(702.7)	(756.7)
毛利		239.8	245.3
分銷成本		(81.7)	(90.2)
行政開支		(57.3)	(64.4)
其他經營開支淨額		(6.3)	(35.4)
借貸成本淨額	3	(59.2)	(55.4)
應佔聯營公司溢利減虧損		71.1	49.9
除稅前溢利	4	106.4	49.8
稅項	5	(20.4)	(10.6)
持續業務溢利		86.0	39.2
一項已終止業務溢利	6	—	18.8
期內溢利		86.0	58.0
以下者應佔：			
母公司權益持有人	7	60.8	51.5
少數股東權益		25.2	6.5
		86.0	58.0
每股資料（美仙）	8		
基本盈利			
－持續業務		1.91	1.03
－一項已終止業務		不適用	0.59
－總計		1.91	1.62
攤薄盈利			
－持續業務		1.74	不適用
－一項已終止業務		不適用	不適用
－總計		1.74	不適用
股息	9	0.13	—

(i) *見附註1。*

有關附註屬此簡略中期財務報表之一部份。

主要投資摘要

於二零零四年十二月三十一日

Philippine Long Distance Telephone Company

PLDT是一家於菲律賓具市場領導地位的電訊服務供應商。以馬尼拉為基地，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所及位於加州三藩市的太平洋證券交易所上市。透過其三大業務部門 — 無線（主要透過其全資擁有之附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）、以及資訊及通訊科技（主要透過其全資擁有之附屬公司ePLDT）— PLDT以遍及菲律賓最廣闊的光纖骨幹、流動電話、固線電話及人造衛星網絡提供全面的電訊服務。

類別：電訊
註冊成立／經營地點：菲律賓
已發行股份數量：一億七千零二十萬
經濟權益／投票權權益：24.2%／31.3%

有關PLDT的進一步資料可瀏覽www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood是印尼一家具市場領導地位的食品加工集團。其以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood的主要業務為麵食、麵粉及食油及油脂。其亦經營食品調味料、零食、嬰兒食品、分銷及包裝業務。

類別：消費性食品
註冊成立／經營地點：印尼
已發行股份數量：九十四億
經濟權益／投票權權益：51.5%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

Metro Pacific Corporation

Metro Pacific以菲律賓馬尼拉為基地，並於菲律賓證券交易所上市。Metro Pacific的業務包括與地產業務有關的Landco Pacific Corporation及Pacific Plaza Towers，以及菲律賓當地之船務公司Negros Navigation Co., Inc.。

類別：地產及運輸
註冊成立／經營地點：菲律賓
已發行股份數量：一百八十六億
經濟權益／投票權權益：75.5%

有關Metro Pacific的進一步資料可瀏覽www.metropacific.com

財務報表附註*(續)*

33. 結算日後事項

(A) 於二零零五年一月十八日，本公司透過其全資擁有附屬公司First Pacific Finance Limited (FPF)發行本金總額為一億九千九百萬美元之五年期零息可轉換票據(票據)。票據乃FPF之無抵押承擔，由本公司提供無條件及不可撤回之擔保。

票據到期前之每年收益率為5.625%。除非先前已被贖回、轉換或購買及註銷，FPF將於二零一零年一月十八日按其本金金額之131.97%贖回票據。票據持有人可選擇於票據滿三週年當日按面值之118.11%認沽票據。

票據之初步轉換溢價為21%，即轉換價為每股PLDT股份29.33美元。假設票據獲全面轉換，票據將可轉換為6,784,091股PLDT股份(可予調整)，相等於PLDT所發行全部普通股約4.0%，而本集團所持有PLDT之經濟權益將由約24.2%減至20.2%，本集團所持有PLDT之投票權益亦將由31.3%減至27.3%。

所得款項淨額約一億九千四百萬美元將由本公司撥作一般公司營運用途，包括與本公司之主要策略目標相符之收購、債務償還及營運資金。

(B) 於二零零五年二月二十四日，Indofood與瑞士Nestle S.A. (Nestle)宣布已簽訂合營協議，於印尼從事製造、銷售、推廣及分銷烹飪用品以及最終出口之業務。新合營公司將由Indofood及Nestle各自均等擁有，並將命名為「PT Nestle Indofood Citarasa Indonesia」。新合營公司預期將於二零零五年四月一日開始營運。

34. 比較數字

由於種植園的會計處理(附註26)，比較數字已被適當地重新分類及重新列示。該等重新分類及重新列示導致於二零零三年十二月三十一日之股東權益由一千七十萬美元增加至五千一百一十萬美元，而截至二零零三年十二月三十一日止年度的普通股股東應佔溢利則由八千一百五十萬美元減至七千四百一十萬美元。

35. 批准財務報表

財務報表已於二零零五年三月十四日獲董事會批准，並授權發布。

財務報表附註（續）

(D) 於日常商業運作情況下，Indofood與若干聯營及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

以下已披露所有與有關連人士進行的重大交易（不論該等交易是否按與非關連人士所進行之交易者相若之條款及條件）。

交易性質

截至12月31日止年度 *百萬美元*	**2004**	**2003**
損益計算表項目		
出售製成品		
－予聯營公司	52.6	42.9
－予聯號公司	23.7	4.6
購買原材料		
－向聯營公司	15.8	13.3
－向聯號公司	9.8	1.8
管理及技術服務費收入及特許權收入		
－向聯營公司	0.2	0.3
－向聯號公司	2.1	1.7
租金開支		
－予聯號公司	3.1	1.7

Indofood約4%（二零零三年：2%）之銷售額及2%（二零零三年：1%）之採購額是與這些有關連人士交易的。

結算性質

12月31日結算 *百萬美元*	**2004**	**2003**
資產負債表項目		
應收賬款－貿易		
－由聯營公司	6.8	7.9
－由聯號公司	4.6	2.6
應收賬款－非貿易		
－由聯營公司	3.8	2.0
－由聯號公司	4.3	8.1
長期應收賬款		
－由聯營公司	4.7	6.0
－由聯號公司	—	1.5
應付賬款－貿易		
－予聯營公司	2.5	1.3
－予聯號公司	1.2	1.7

財務報表附註(*續*)

32. 有關連人士交易

本集團於年內進行之主要有關連人士交易披露如下。

(A) Larouge B.V. (Larouge)(一間本公司全資擁有之附屬公司)於二零零一年四月向Metro Pacific提供一項九千萬美元貸款。此項貸款之本金已於二零零三年四月十七日償還。於二零零三年十二月三十一日,Metro Pacific就該筆貸款而尚欠Larouge的無抵押應付利息為七億二千一百萬披索(一千二百八十萬美元)。

於二零零三年十二月十八日,First Pacific International Limited (FPIL)(一間本公司全資擁有之附屬公司)向Metro Pacific提供一千萬港元(一百三十萬美元)貸款,為Metro Pacific提供現金資源以應付一般營運資金所需。該筆貸款為無抵押,利率每年按9.0厘計算,並須於二零零五年十二月三十一日前償還。

於二零零四年十月二十一日,Larouge及FPIL向Mcrae Investment Limited(另一間本公司全資擁有之附屬公司)轉讓應收Metro Pacific款項合共七億九千三百四十萬披索(一千四百一十萬美元)。所轉讓款項為免息,並以Metro Pacific價值與尚未償還金額相約之若干資產作為抵押品。

(B) 於二零零四年十二月三十一日,Metro Pacific Resources, Inc. (MPRI)(一間本公司擁有100%經濟權益之附屬公司)與Metro Pacific簽訂認購協議,以認購由Metro Pacific計劃於二零零五年六月三十日前發行不多於四億五千萬披索(八百萬美元)之1-C系列優先股。MPRI認購該等股份之資金源自第一太平於二零零四年九月及十月出售其於Metro Pacific合共5.1%之股權變現所得款項約四億五千萬披索(八百萬美元)。發行上述優先股乃為Metro Pacific重新提供資金,旨在重建Metro Pacific未來增長所需之財務資源。

(C) ALBV(一間本公司全資擁有之附屬公司)與Smart(一間PLDT全資擁有之附屬公司)有一項技術性支援協議。按此協議,自一九九九年二月二十三日起ALBV為Smart提供一項五年期的技術支援服務,以及協助流動電話電訊服務的營運及維修服務,此協議可在雙方同意下再延續。於二零零四年期間,該已到期之協議已以相同的條款自二零零四年二月二十三日起延續四年。此協議規定技術服務收費須按季支付,並相等於Smart收入淨額之1%。

此外,ALBV現時與Smart亦有一項由一九九九年一月一日開始的二十五年期服務協議。此協議可在雙方同意下延續,否則此協議將於到期日自動失效。按此協議,ALBV為Smart就購買資本設備及與國際供應商洽商、安排國際融資及其他相關服務並與推動相類似服務的目標提供意見及協助。

截至二零零四年十二月三十一日止年度,此等安排之費用總額為五億七百萬披索(九百萬美元)(二零零三年:四億二千九百萬披索或七百九十萬美元)。於二零零四年十二月三十一日,ALBV就此等安排的應收賬款為二億六千七百萬披索(四百八十萬美元)(二零零三年十二月三十一日:二億二千八百萬披索或四百一十萬美元)。

財務報表附註 *(續)*

(iii) Metro Pacific之購股權計劃細節

METRO PACIFIC	於2004年1月1日所持購股權	年內被註銷之購股權	於2004年12月31日所持購股權	購股權行使價(披索)	於授出日期之市價(披索)	授出日期	始自行使期	結束行使期
高級行政人員	9,808,471	(791,212)	9,017,259	1.91	2.37	1995年4月16日至1995年8月1日	1996年4月至1996年8月	2005年4月至2005年8月
	674,236	(674,236)	–	4.38	5.19	1996年4月16日	1997年4月	2006年4月
	10,018,750	(9,703,066)	315,684	3.46	3.57	1997年8月1日	1997年8月	2007年8月
總數	20,501,457	(11,168,514)	9,332,943					

於一九九零年五月十五日，Metro Pacific通過一項購股權計劃，讓其董事確認合資格行政人員身分後可酌情邀請Metro Pacific行政人員接受Metro Pacific的購股權以致獲得Metro Pacific之擁有權益，作為長期受僱之鼓勵。此計劃於一九九零年五月十五日起生效。此計劃將無限期生效。

所授予的購股權相應股份數目，最高不能超過Metro Pacific已發行股本10%，但不包括不時透過行使購股權而發行的股份。於二零零四年十二月三十一日，按Metro Pacific購股權計劃授出的購股權中可發行的股數為9,332,943股，代表Metro Pacific於該日已發行股本約0.05%。根據是項計劃向任何一位參與者授出的購股權，其最高認購股數（包括根據之前向此參與者授出之購股權而已發行及可發行的股份），不能超過建議向此參與者授予購股權當日，Metro Pacific根據購股權計劃可發行之最高股份總數的30%。

每份購股權的行使價將由Metro Pacific董事以絕對酌情權釐定，但在任何情況下不能低於(i)股份於緊接有關購股權授出當日之前二十個交易日在菲律賓證券交易所的正式平均收市價；或(ii)股票的面值。

年內，並無按Metro Pacific購股權計劃授出或行使任何購股權。

財務報表附註*（續）*

(ii) Indofood之購股權計劃細節

INDOFOOD	於2004年1月1日所持購股權	年內授出之購股權	年內獲行使之購股權	年內被註銷之購股權	於2004年12月31日所持購股權	購股權行使價（印尼盾）	於授出日期之市價（印尼盾）	於行使日期之市價（印尼盾）	授出日期	行使期始自	行使期結束
合資格僱員	–	228,900	(1,839)	(227,061)	–	412,500	400,000	337,500至412,500	2004年1月7日	2004年1月	2004年5月

於二零零一年五月十六日，Indofood為獎勵員工成立僱員股份擁有權計劃(ESOP)，並於二零零四年五月十五日前分三階段進行。根據此計劃，若干受僱於Indofood不少於一年之僱員（包括高級行政人員及合作僱員）可獲授予不可轉讓之購股權，可於二零零四年五月十五日前於相應期內認購每股面值一百印尼盾之Indofood普通股。此計劃授權授出不超過915,600份購股權，而每份購股權可認購500股Indofood普通股，股數總額為457,800,000股普通股或Indofood於二零零一年五月十六日已發行股本之5%，行使價為每股八百二十五印尼盾，即Indofood股份於二零零一年五月十六日前連續二十五個交易日的平均收市價。該等購股權於每個階段均會授予三類僱員，甲類（行政管理人員）最高佔48%；乙類（其他行政管理人員及員工）最高佔50%；及丙類（合作僱員）最高佔2%。合資格僱員於收到通知後三日內必須回覆接受授予之購股權。該等購股權於ESOP相關階段授出後，均可行使。如作價為Indofood所提供的貸款，則該貸款必須於三年內償還。

於二零零二年五月十五日，按第一階段之Indofood ESOP共授出457,800份購股權，而所有此等購股權均已獲行使。Indofood股份於購股權授出當日之市價為每股一千印尼盾。

於二零零三年二月，按第二階段之Indofood ESOP共授出228,900份購股權予合資格僱員。Indofood股份於授出購股權當日之市價為每股五百七十五印尼盾。於二零零三年內，經Indofood ESOP之第二階段行使116,739份購股權而發行的股份共58,369,500股，而剩餘的112,161份購股權已於其到期日二零零三年五月十五日被註銷。

於二零零四年一月，按第三階段（即最後階段）Indofood ESOP共授出228,900份購股權予合資格僱員。總數114,450,000股Indofood新股可供合資格僱員認購，行使價為每股八百二十五印尼盾。於年內，經Indofood ESOP之第三階段行使1,839份購股權而發行的股份共919,500股，而剩餘的227,061份購股權已於其到期日二零零四年五月十五日被註銷。

財務報表附註（續）

可予授出購股權之最高股份數目，不得超過本公司不時之已發行股本（不包括行使購股權時所發行之任何股份）之10%。於任何十二個月期間內，根據計劃可向任何一名參與者授出之購股權所涉及股份最高數目限額，不得超過向該參與者建議授出購股權時本公司已發行股份總數之1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i)本公司股份於授出日期在香港聯交所每日報價表所示之收市價；(ii)本公司股份在緊接授出日期前五個交易日在香港聯交所每日報價表所示之平均收市價；及(iii)本公司股份於授出日期之面值。根據計劃之條款，購股權可於接納日期起直至到期日止任何時間內行使，惟須受董事所訂立有關賦予之任何其他限制所限。所有根據計劃而至今尚未行使之購股權於行使時須受若干限制，包括禁止於接納購股權日期起計一年內行使購股權。於行使期結束日期前到期或被註銷之購股權將從購股權名冊中被刪除。

於二零零四年六月一日，本公司根據計劃授出134,586,000份購股權。按上市規則第17.08段之規定，本公司就依計劃所授出之購股權的價值作出披露。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為0.849港元或所有授出之購股權總價值為一千四百六十萬美元。所採用的假設如下：

授出日期股份價	1.76港元
行使價	1.76港元
預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅）	55%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.06%

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.61年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價75%時行使購股權。

釐定根據本公司計劃授出之購股權估計價值所用之二項式期權定價模式，原用作估計可全面轉讓及買賣之購股權之公平價值。該購股權定價模式須計入極度主觀假設，包括預期股價波幅。由於本公司之購股權與該等可供買賣之購股權之性質有重大差別，主觀假設之任何變動均可能對已授出購股權之估計價值造成重大影響。

本集團有關已授出購股權之會計政策詳情載於第37頁主要會計政策一節附註Q(iii)。

由於依計劃授出的購股權於二零零五年六月起方可行使，因此，於年內並無購股權獲行使。

財務報表附註（續）

(C) 購股權

於二零零四年十二月三十一日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(i) 本公司之購股權計劃細節

本公司	於2004年1月1日所持購股權	年內授出之購股權	於2004年12月31日所持購股權	購股權行使價（港元）	於授出日期之市價（港元）	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事									
彭澤倫	–	31,800,000	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
唐勵治	–	31,800,000	31,800,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高信	–	24,500,000	24,500,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事									
Albert F. del Rosario大使	–	2,840,000	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	–	2,840,000	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事									
Graham L. Pickles	–	2,840,000	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀，金紫荊星章、CBE、太平紳士	–	2,840,000	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
鄧永鏘，OBE、Chevallier de L'Ordre des Arts et des Lettres	–	2,840,000	2,840,000	1.76	1.76	2004年6月1日	2005年6月	2005年6月	2014年5月
高級行政人員	–	32,286,000	32,286,000	1.76	1.76	2004年6月1日	2008年12月	2005年6月	2014年5月
總計	–	134,586,000	134,586,000						

本公司股東於二零零四年五月二十四日舉行之股東週年大會上通過一項購股權計劃（計劃）。根據計劃，董事可於計劃生效期間任何時間內酌情向本公司董事及高級行政人員授出本公司購股權，作為本公司長期獎勵計劃的一部份。計劃條款已遵照上市規則第17條之規定，並於二零零四年五月二十四日生效。計劃有效期為十年及將於二零一四年五月二十三日到期。

財務報表附註（續）

董事酬金總額中包括有關常務董事兼行政總監向PLDT提供服務之九十萬美元（二零零三年：一百九十萬美元）酬金。此金額由PLDT（一間聯營公司）支付或補償。

(B) 高級行政人員酬金

由於本集團為高級行政人員設立類似的酬金計劃，故本集團高級行政人員的酬金可能高於本公司董事。兩名（二零零三年：一名）高級行政人員躋身本集團五位最高薪酬僱員之列。其餘三名（二零零三年：四名）五位最高薪酬僱員均為本公司董事。

百萬美元	**2004**	**2003**
非按表現		
－薪金及福利	0.6	0.5
按表現		
－花紅及長期獎金	0.3	0.7
總計	0.9	1.2

下表列示於二零零四年屬於本集團五名最高薪酬僱員之兩名（二零零三年：一名）高級行政人員之酬金組別。

酬金組別	**2004** **人數**	**2003** **人數**
381,001美元－445,000美元	1	－
445,001美元－509,000美元	1	－
1,149,001美元－1,213,000美元	－	1
總計	2	1

財務報表附註 *(續)*

董事酬金－2003

千美元	非按表現 薪金	其他福利	退休金供款	終止合約補償	按表現之款額[i]	袍金[ii]	酬金[iii]	2003 總計
主席								
林逢生	–	–	–	–	–	–	–	–
執行董事								
彭澤倫（常務董事兼行政總監）	871	186	38	–	849	–	–	1,944
唐勵治	750	73	2,075	–	383	–	–	3,281
黎高信（自二零零三年十一月二十七日起履行執行董事職務）	54	2	–	–	–	–	–	56
麥國希（於二零零三年五月二十九日辭任）	214	121	9	657	385	–	–	1,386
龐諾德（於二零零三年五月二十九日辭任）	349	286	10	2,395	59	–	–	3,099
非執行董事								
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣（於二零零三年六月二日獲委任）	–	–	–	–	–	–	–	–
獨立非執行董事								
黎高信（於二零零三年六月二日獲委任為獨立非執行董事）	–	–	–	–	–	–	215	215
陳坤耀，金紫荊星章、CBE、太平紳士	–	–	–	–	–	33	–	33
鄧永鏘，OBE、Chevallier de L'Ordre des Arts et des Lettres	–	–	–	–	–	25	77	102
Albert F. del Rosario 大使（於二零零三年六月二日獲委任）	–	–	–	–	–	10	–	10
總計	2,238	668	2,132	3,052	1,676	68	292	10,126

(i) 　*按表現支付之款額包括花紅及長期獎金。*

(ii) 　*就出席會議支付。*

(iii) 　*就向本公司提供顧問服務支付。*

財務報表附註（續）

31. 董事及高級行政人員酬金

附註(A)及(B)所披露之董事及高級行政人員酬金不包括行使購股權所產生之利益。

(A) 董事酬金

下表按個別名稱基準顯示董事酬金。

董事酬金－2004

千美元	非按表現 薪金	其他福利	退休金供款	按表現之款額[i]	袍金[ii]	酬金[iii]	2004 總計
主席							
林逢生	–	–	–	–	–	–	–
執行董事							
彭澤倫（常務董事兼行政總監）	1,480	189	76	1,003	–	–	2,748
唐勵治	837	128	261	1,169	–	–	2,395
黎高信	749	2	1	375	–	–	1,127
非執行董事							
Albert F. del Rosario大使（於二零零四年五月二十四日被重新委任為非執行董事）	–	26	–	–	25	–	51
林文鏡	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	–	–	–
獨立非執行董事							
Graham L. Pickles（於二零零四年五月二十四日獲委任）	–	–	–	–	55	–	55
陳坤耀，金紫荊星章、CBE、太平紳士	–	–	–	–	55	–	55
鄧永鏘，OBE、Chevallier de L'Ordre des Arts et des Lettres	–	–	–	–	35	77	112
總計	3,066	345	338	2,547	170	77	6,543

財務報表附註 *(續)*

於損益計算表內確認之金額分析如下。

百萬美元	綜合賬 **2004**	 **2003**
現有服務成本	0.4	2.2
過往服務成本	0.5	–
計劃資產預期回報	(0.7)	(0.5)
年內確認之精算虧損淨額	0.8	0.2
計入僱員酬金總額	1.0	1.9
計劃資產實質回報	9%	8%

於十二月三十一日之主要精算假設(加權平均數)如下。

	綜合賬 **2004**	 **2003**
折現率	9%	9%
計劃資產預期回報	9%	9%
未來薪金增長	6%	13%
未來退休金增長	6%	13%
僱員之平均尚餘工作期(年)	12	12

(C) 高級人員貸款

於二零零四年及二零零三年,本集團並無向高級人員提供須按照香港公司條例第161B條而須予披露之貸款。

財務報表附註(續)

(B)　退休福利

集團為約24,653名(二零零三年:23,640名)僱員設立界定供款及界定福利計劃。

(i)　界定供款計劃

集團為約23,469名(二零零三年:22,354名)僱員設立六個(二零零三年:六個)界定供款計劃。此等計劃之資產由獨立受託人管理,跟集團之資產分開處理。本集團或僱員所作之計劃供款按僱員之薪金及服務年資而釐定,介乎零至10%(二零零三年:零至10%)。根據計劃條款,本集團毋須作出超逾上述供款水平之額外供款。在上述計劃中,其中三個(二零零三年:三個)可利用沒收供款扣減僱主之現行供款金額。二零零四年年內,並沒有動用款項作此用途(二零零三年:十萬美元)。於二零零四年十二月三十一日,沒收供款已獲全數動用。

(ii)　界定福利計劃

本集團為約1,184名(二零零三年:1,286名)僱員設立兩個(二零零三年:兩個)界定福利計劃。此等計劃之資產由獨立受託人管理,跟本集團之資產分開處理。福利乃經參考僱員之最終薪酬及服務年資而釐定,以及計劃均已進行獨立估值。此等精算估值乃由PT Jasa Aktuaria Praptasentosa Gunajasa之精算師(印尼精算師協會(Fellow Society of Actuary of Indonesia)及Expert in Life Insurance in Indonesia之會員)及菲律賓精算協會成員公司Actuarial Advisers, Inc.按預測單位信貸方法計算。此等計劃之資產並不包括本集團任何財務票據、本集團佔用之物業或使用之其他資產。

計入資產負債表界定福利計劃之虧損金額如下。

	綜合賬	
百萬美元	**2004**	**2003**
界定福利責任現值	9.0	11.0
計劃資產公平價值	(6.4)	(6.8)
計入資產負債表之負債	2.6	4.2

界定福利負債於本年內的變動如下。

	綜合賬	
百萬美元	**2004**	**2003**
1月1日結算	4.2	4.4
匯兑折算	(0.2)	0.1
確認於損益計算表內之退休計劃費用淨額	1.0	1.9
付款	(2.4)	(2.2)
12月31日結算	2.6	4.2

財務報表附註 *(續)*

(B) 租賃承擔

於二零零四年十二月三十一日，本集團根據不可取消之經營租約須於未來支付之最低租金總額如下。

	綜合賬	
百萬美元	**2004**	**2003**
土地及樓宇		
－1年內	2.1	6.8
－2至5年（包括在內）	7.0	2.4
－5年後	1.0	0.5
小計	10.1	9.7
出租廠房及設備及其他		
－1年內	0.5	7.5
－2至5年（包括在內）	1.3	7.2
－5年後	0.2	－
小計	2.0	14.7
總計	12.1	24.4

於二零零四年十二月三十一日，本公司並沒有租賃承擔（二零零三年：無）。

(C) 或有負債

本公司為Escotel的貸款所提供之一項八千二百四十萬美元擔保已於二零零四年六月出售Escotel時被解除。於二零零四年十二月三十一日，本集團或本公司均沒有任何重大或有負債。

30. 僱員資料

(A) 酬金

	綜合賬	
百萬美元	**2004**	**2003**
基本薪金	141.2	125.2
花紅	19.4	19.8
實物收益	21.0	30.1
退休金供款	7.7	6.5
總計	189.3	181.6
平均僱員人數	48,110	45,842

以上包括董事之酬金。有關董事酬金之披露詳情列載於附註31(A)。

財務報表附註（續）

28. 一項已終止業務

出售日期	聯營公司	持有權益百分比(%)	出售權益百分比(%)	作價 百萬美元 (附註27(F))	出售之收益 百萬美元 (附註27(F))
2004年6月	Escotel	49.0	49.0	15.0	17.1

Escotel以印度新德里為基地，於北方邦（西）、哈里亞納及喀拉拉提供GSM流動電話服務。

本集團佔Escotel之業績、現金流量及資產列示如下。

百萬美元	2004	2003
收益及虧損		
應佔聯營公司溢利減虧損	1.7	(6.3)
本年度除稅後溢利／（虧損）	1.7	(6.3)
現金流量		
本年度投資現金收入／（開支）淨額	15.0	(16.7)
資產		
於12月31日應佔負債淨額	–	(133.2)

29. 承擔及或有負債

(A) 資本開支

百萬美元	綜合賬 2004	2003
有關附屬公司之承擔：		
已批准但未簽約	19.1	6.7
已簽約但未計提	9.1	10.0
總計	28.2	16.7

資本開支所作之承擔主要與Indofood購買機器及設備有關。

本公司並沒有資本開支承擔（二零零三年：無）。

財務報表附註 *(續)*

(E) 增加於附屬公司之投資

現金開支金額一千六百九十萬美元指Indofood將其於食品調味附屬公司PT Indosentra Pelangi之權益由70.0%增加至92.2%。

百萬美元	**PT Indosentra Pelangi**	**其他**	**總計 2004**
作價			
現金及現金等值項目	16.7	0.2	16.9
總作價	16.7	0.2	16.9
所收購資產淨額	6.0	0.2	6.2
商譽 *(附註13)*	10.7	–	10.7

(F) 一項已終止業務

一項於二零零四年已終止業務之投資活動產生之現金收入與出售Escotel有關，其分析如下：

百萬美元	**Escotel**
應佔出售負債淨額	(131.8)
自儲備重新列示之商譽	163.4
重新列示之匯兑儲備	(33.7)
出售之收益 *(附註28)*	17.1
作為綜合現金流量表之現金及現金等值項目收入淨額 *(附註28)*	15.0

一項於二零零三年已終止業務之投資活動所產生之現金開支一千六百七十萬美元乃本集團向Escotel之額外貸款。

(G) 受限制現金及抵押存款

於二零零四年十二月三十一日，本集團有九百二十萬美元(二零零三年：二千四十萬美元)用途受限制之現金。因其中四百五十萬美元(二零零三年：一千五百七十萬美元)之限制預期於二零零五年內被解除，故此該金額被列為流動資產。

(H) 主要非現金交易

於年內，Metro Pacific集團透過轉讓其物業及其他資產予債權人從而償還約二十八億披索(四千九百九十萬美元)借貸。

財務報表附註*（續）*

Metro Pacific於二零零四年九月出售其於Landco, Inc. 10.33%權益，故Metro Pacific於Landco, Inc.之權益由61.33%減至51.0%。

(B) 出售附屬公司

Metro Pacific於二零零四年十二月出售其於Prime Media Holdings, Inc. (PMH) 34.2%權益，作價為二百五十萬披索（四萬美元）。由於此項交易，Metro Pacific於PMH之權益由83.2%減至49.0%。因此，PMH由附屬公司重新分類為聯營公司。於二零零三年出售附屬公司所得現金收入淨額之七千五百三十萬美元與Metro Pacific轉讓其於 Bonifacio Land Corporation (BLC) 之控股權益50.4%有關（該項交易導致 Metro Pacific 於 BLC 之權益由72.9%減至22.5%）。

(C) 就收購及增加於附屬公司投資而作出之按金

現金開支金額三千九百一十萬美元指Indofood就購入PT Bina Makna Indopratama所發行可轉換債券及收購兩間油棕櫚種植園公司之訂金。

(D) 收購附屬公司

百萬美元	**2004 Indofood收購 Perfect Wealth Investments Limited 及其附屬公司 (Perfect Wealth)**
作價	
現金及現金等值項目	28.4
資產淨值	
物業及設備 *（附註8）*	20.8
長期應收款項及預付款項	0.7
商譽 *（附註13）*	2.1
現金及現金等值項目	2.8
應收賬款、其他應收款及預付款項	8.5
存貨	5.8
應付賬款、其他應付款及應付款項	(6.4)
短期債務	(1.1)
稅項準備 *（附註19）*	(0.6)
遞延稅項負債 *（附註24）*	(3.4)
外界權益	(7.7)
按公平價值收購之總資產淨額	21.5
商譽 ***（附註13）***	6.9
作為綜合現金流量表之現金及現金等值項目之開支淨額	25.6

年內收購之附屬公司(Perfect Wealth)於二零零四年之經營業務現金開支淨額為四十萬美元，並已就融資活動支付三十萬美元。

財務報表附註（續）

26. 前年度調整

於二零零四年，本集團根據會計實務準則第36號更改其有關種植園會計處理方法的會計政策。新會計準則規定之詳情於第29頁之主要會計政策一節概述。

按新會計準則之規定，此等更改已追溯應用，而對前年度所公布數字的影響概述如下。

百萬美元	如前公布截至2003年12月31日止年度	重新列示	重新列示截至2003年12月31日止年度
損益計算表			
經營溢利	246.4	(25.4)	221.0
除稅後溢利	152.8	(17.8)	135.0
普通股股東應佔溢利	81.5	(7.4)	74.1

百萬美元	如前公布2003年12月31日結算	重新列示	重新列示2003年12月31日結算
資產負債表			
資產總值	2,073.8	139.7	2,213.5
負債總額	1,743.8	41.9	1,785.7
股東權益	10.7	40.4	51.1
外界權益	319.3	57.4	376.7

採納會計實務準則第36號對過往年度之現金流量表所呈述數字並無重大影響。

27. 綜合現金流量表附註

(A) 減持於附屬公司之投資

百萬美元	Metro Pacific	Landco, Inc.	總計 2004
作為綜合現金流量表之現金及現金等值項目之收入淨額	8.0	1.1	9.1
重新列示之匯兌儲備	0.1	–	0.1
售出負債／（資產）淨額	4.1	(2.3)	1.8
總計	12.2	(1.2)	11.0
本集團應佔部份	12.2	(0.9)	11.3
外界權益應佔部份	–	(0.3)	(0.3)
減持投資收益／（虧損）總額	12.2	(1.2)	11.0

本集團於二零零四年九月及十月出售其於Metro Pacific 5.1%權益，故本集團於Metro Pacific之權益由80.6%減至75.5%。

財務報表附註（續）

於二零零四年十二月三十一日，可扣減源自相關公司日後所得稅之有關稅項虧損，非香港稅項虧損為二千九百五十萬美元（二零零三年：二千五百萬美元），香港稅項虧損為四千零七十萬美元（二零零三年：四千零七十萬美元）。由於此等虧損由一直錄得虧損之附屬公司所產生，故並無為其確認為遞延稅項資產。除此項目外，遞延稅項資產已獲適當確認。

25. 儲備

主要營運公司之匯兑儲備分析如下。

百萬美元	綜合賬 2004	綜合賬 2003（重新列示）
PLDT	(50.4)	(51.5)
Indofood	(11.6)	12.6
Escotel	–	34.0
其他	2.2	1.5
總計	(59.8)	(3.4)

主要營運公司之商譽儲備（已於收益儲備內撇除）分析如下。

百萬美元	綜合賬 2004	綜合賬 2003（重新列示）
PLDT	(463.1)	(465.0)
Indofood	(294.1)	(294.2)
Escotel	–	(163.4)
總計	(757.2)	(922.6)

包括於綜合儲備內有關聯營公司的累積儲備分析如下。

百萬美元	綜合賬 2004	綜合賬 2003
收益儲備	155.1	(25.3)
匯兑儲備	(50.4)	(17.5)
總計	104.7	(42.8)

本公司的實繳盈餘乃來自集團於一九八八年的重組行動，並相等於本公司已發行股本面值與所收購附屬公司於收購日的總資產淨值之差額。根據百慕達一九八一年公司法案（經修訂），本公司可在符合若干條件的情況下，將實繳盈餘分派予股東。

財務報表附註*（續）*

24. 遞延稅項

年內遞延稅項資產及負債之變動如下：

	綜合賬	
百萬美元	**2004**	**2003** *（重新列示）*
遞延稅項資產		
1月1日結算	7.5	9.6
匯兑折算	(2.1)	–
出售附屬公司	–	(12.4)
於損益計算表（扣除）／計入*（附註4）*	(1.3)	14.8
轉撥（往）／自稅項準備*（附註19）*	(0.3)	0.5
重新分類	2.0	(5.0)
12月31日結算	5.8	7.5
遞延稅項負債		
1月1日結算	(117.0)	(117.5)
匯兑折算	9.5	(6.2)
收購附屬公司*（附註27D）*	(3.4)	–
增加附屬公司投資	(0.9)	–
出售附屬公司	–	17.1
於損益計算表扣除*（附註4）*	(0.3)	(5.6)
轉撥往／（自）稅項準備*（附註19）*	4.2	(0.3)
重新分類	(2.0)	(4.5)
12月31日結算	(109.9)	(117.0)

遞延稅項資產及負債的主要部份分析如下。

	綜合賬	
百萬美元	**2004**	**2003** *（重新列示）*
遞延稅項資產		
稅項虧損結轉	3.7	7.9
呆賬準備	0.9	1.4
其他	1.2	(1.8)
總計	5.8	7.5
遞延稅項負債		
物業及設備折舊	(76.6)	(73.9)
種植園公平價值之變動	(38.4)	(41.9)
附屬及聯營公司未分派溢利之預扣稅項	(4.1)	(9.3)
其他	9.2	8.1
總計	(109.9)	(117.0)

財務報表附註*(續)*

(F) 資產抵押

於二零零四年十二月三十一日，若干銀行及其他貸款乃由本集團賬面淨值相當於四千四百八十萬美元(二零零三年：七千五百八十萬美元)之物業及設備、應收賬款以及存貨作為抵押。除此之外，上文附註(A)及(B)所述之總公司之三千二百萬美元銀行貸款以及一億一千二百六十萬美元債券，分別以本集團於PLDT及Indofood之3.2%及51.5%權益作為抵押。

23. 遞延負債及撥備

					綜合賬	
		長期			總計	總計
百萬美元	遞延收入	應付賬款	退休金	其他	2004	2003
1月1日結算	30.3	11.9	43.7	36.0	121.9	162.2
匯兑折算	–	(0.4)	(3.7)	(0.1)	(4.2)	(1.1)
增加	–	2.4	2.4	4.6	9.4	23.2
重新分類[i]	–	19.1	–	–	19.1	–
付款及動用	(2.0)	(0.4)	(1.5)	(24.2)	(28.1)	(51.5)
出售附屬公司	–	–	–	–	–	(10.9)
小計	28.3	32.6	40.9	16.3	118.1	121.9
減包括於應付賬款、其他應付款及應付款項內之一年內償還部份	(1.3)	(9.2)	(0.3)	(7.3)	(18.1)	(33.2)
12月31日結算	27.0	23.4	40.6	9.0	100.0	88.7

(i)　自應付賬款、其他應付款及應付款項重新分類。

遞延收入為有關Asia Link B.V. (ALBV)(一間本公司全資擁有之附屬公司)對Smart就其雙方的一項服務協議(附註32(C))所收之預先繳付服務費用及出售物業所得而尚未確認的毛利。

長期應付賬款為有關物業發展的負債，以及於馬尼拉地區審訊法院批准Nenaco企業復興計劃後自應付賬款、其他應付款及應付款項重新分類之Nenaco應付款項。

退休金為有關退休計劃及長期服務金的應計負債。

其他主要為有關擔保索償的撥備。

財務報表附註（續）

銀行及其他貸款以不同金額按年分期攤還，貸款之利率按加權平均法計算為年利率13.1%（二零零三年：12.6%）。貸款資本及長期債項之詳情列載如下。

(A) 有抵押銀行貸款

包括一項三千二百萬美元銀行貸款（指二零零三年原借入金額五千五百萬美元減二零零四年作出之部份還款二千三百萬美元）。該筆貸款以本集團於PLDT之3.2%（二零零三年：14.0%）權益作抵押，利率以浮動之倫敦銀行同業拆息(LIBOR)為基準計算（其後已被掉換為以定息年利率7.16%計算）並已於二零零五年三月十一日全數償還。

(B) 有抵押其他貸款

包括由CAB Holdings Limited (CAB)（一間本公司全資擁有之附屬公司）發行之一億一千二百六十萬美元債券（扣除四十萬美元未攤銷之發行折扣）。該等債券由CAB於二零零三年七月二十九日發行，總額為一億一千五百萬美元，利率按8.25%計算，每六個月後付息，本金總額於二零零六年七月二十九日到期，以本集團由CAB持有之Indofood 51.5%（二零零三年：51.5%）權益作抵押，並由本公司擔保（限於若干限制及條件下）。於二零零三年內，本公司的一間全資擁有附屬公司回購面值二百萬美元債券。所回購為數二百萬美元之債券已於二零零四年註銷。

(C) 可調換票據

由Metro Pacific於一九九九年九月至十月發行，總額十五億披索（二千六百七十萬美元），該等票據附面值8.7%溢價，並於二零零二年九月及十月到期贖回。於二零零四年十二月三十一日，該等票據中的一億八千七百萬披索（三百三十萬美元）及一千六百三十萬披索（三十萬美元）之有關贖回溢價尚未償還。贖回溢價金額包括於應付賬款、其他應付款及應付款項內之遞延負債及撥備之一年內償還部份。

(D) 可調換優先股

由Metro Pacific於一九九九年七月二十三日發行，總額七億二千萬披索（一千二百八十萬美元），該等優先股附累計息率15%，並於二零零二年七月到期贖回。於二零零四年十二月三十一日，該等優先股中的七千三百八十萬披索（一百三十萬美元）及一千一百一十萬披索（二十萬美元）之有關贖回溢價尚未償還。贖回溢價包括於應付賬款、其他應付款及應付款項內之遞延負債及撥備之一年內償還部份。

(E) 無抵押其他貸款

主要包括下列Indofood發行之債券：

(i) 於二零零零年七月發行之一萬億印尼盾（一億零七百六十萬美元）債券，附票息率16.0%，每季償還利息一次，於二零零五年七月到期；

(ii) 於二零零二年六月發行之二億七千八百六十萬美元（扣除一百四十萬美元未攤銷之發行折扣）五年期歐元債券，附票息率10.375%，每半年償還利息一次，於二零零七年六月到期；

(iii) 於二零零三年六月發行之一萬五千億印尼盾（一億六千一百五十萬美元）債券，附票息率13.5%，每季償還利息一次，於二零零八年六月到期；及

(iv) 於二零零四年七月發行之一萬億印尼盾（一億零七百六十萬美元），附票息率12.5%，每季償還利息一次，於二零零九年七月到期。

財務報表附註(續)

22. 貸款資本及長期債項

百萬美元	附註	綜合賬 2004	2003
有抵押貸款			
銀行貸款	(A)	49.3	109.5
其他貸款	(B)	121.8	124.0
小計		171.1	233.5
無抵押貸款			
貸款資本			
一可調換票據	(C)	3.3	6.4
一可調換優先股	(D)	1.3	4.0
銀行貸款		79.6	194.6
其他貸款	(E)	660.6	608.7
小計		744.8	813.7
貸款資本及長期債項總計		915.9	1,047.2
減列為短期債項之1年內償還部份(附註18)		(154.7)	(91.3)
總計		761.2	955.9

本集團之貸款資本及長期債項之到期組合列載如下:

百萬美元	貸款資本 2004	貸款資本 2003	銀行貸款 2004	銀行貸款 2003	其他貸款 2004	其他貸款 2003	綜合賬 總計 2004	綜合賬 總計 2003
不超過1年	4.6	10.4	37.9	73.7	112.2	7.2	154.7	91.3
1年以上至2年	–	–	67.0	86.5	115.8	123.1	182.8	209.6
2年以上至5年	–	–	15.8	101.3	545.5	602.0	561.3	703.3
5年以上	–	–	8.2	42.6	8.9	0.4	17.1	43.0
總計	4.6	10.4	128.9	304.1	782.4	732.7	915.9	1,047.2
代表應付金額								
一須於5年內全數償還	4.6	10.4	120.7	260.5	773.5	732.3	898.8	1,003.2
一毋須於5年內全數償還	–	–	8.2	43.6	8.9	0.4	17.1	44.0
總計	4.6	10.4	128.9	304.1	782.4	732.7	915.9	1,047.2

財務報表附註 *(續)*

19. 稅項準備

百萬美元	綜合賬 2004	2003
1月1日結算	36.8	26.6
匯兑折算	(4.2)	1.3
收購附屬公司 *(附註27(D))*	0.6	–
出售附屬公司	–	(0.2)
本年度估計應課稅溢利之稅項準備 *(附註4)*	30.6	36.5
轉自遞延稅項 *(附註24)*	3.9	0.2
總計	67.7	64.4
已付稅款	(41.5)	(27.6)
12月31日結算	26.2	36.8

20. 股本

百萬美元	綜合賬及公司賬 2004	2003
法定		
5,000,000,000股每股面值1美仙之普通股	50.0	50.0
已發行及繳足		
3,185,993,003股每股面值1美仙之普通股	31.9	31.9

本公司之購股權計劃詳情列載於財務報表附註31(C)。

21. 外界權益

集團主要營運公司之外界權益分析如下。

百萬美元	綜合賬 2004	2003 *(重新列示)*
Indofood	337.0	348.8
Metro Pacific	28.1	27.9
總計	365.1	376.7

財務報表附註（續）

於二零零四年十二月三十一日，由Metro Pacific及Landco所持有之主要物業並包括於可出售物業之詳情如下：

於菲律賓之地區	總發展面積約數（平方米）(i)	集團之經濟權益 (%)	類別	階段	估計落成日期
八打雁之Batulao	2,107,050	46.1	R	策劃中	–
八打雁之Lemery	671,892	38.5	F	施工中	2005
八打雁之Punta Fuego 1	455,238	21.2	R, Ro	施工中	2005
Stonecrest, San Pedro, Laguna	297,986	19.6	R	施工中	2005
宿霧之Talisay	274,591	18.9	R	施工中	2005
八打雁之Punta Fuego 2	264,521	13.6	R, Ro, F	施工中	2005
Albay之Legaspi City	36,602	18.9	C	施工中	2005
Quezon之Lucena City	40,706	64.9	R	已竣工	–
Pacific Plaza Towers	4,851	75.5	R	已竣工	–

R=住宅，F=農地，Ro=渡假村，C=商業

(i)　分拆出售之總面積及劃作公園及公眾休憩用途之土地。

17. 應付賬款、其他應付款及應付款項

應付賬款、其他應付款及應付款項包括一億四千五百一十萬美元（二零零三年：二億一千三百七十萬美元）之應付貿易賬款，其賬齡分析如下。

百萬美元	綜合賬 2004	2003
0至30日	121.2	188.7
31至60日	7.4	8.2
61至90日	5.6	3.5
超過90日	10.9	13.3
總計	145.1	213.7

18. 短期債項

百萬美元	綜合賬 2004	2003
銀行貸款		
－有抵押	11.1	17.2
－無抵押	123.1	98.9
小計	134.2	116.1
貸款資本及長期債項之1年內償還部份（*附註22*）	154.7	91.3
總計	288.9	207.4

本年度並無（二零零三年：無）原本還款期少於九十日之債項。

集團之抵押資產詳情列載於財務報表之附註22(F)。

財務報表附註*(續)*

14. 短期投資

百萬美元		綜合賬 2004	綜合賬 2003
海外上市	－權益證券	19.6	6.7
	－債務證券	1.8	55.7
小計		21.4	62.4
海外非上市	－權益證券	11.5	13.9
	－債務證券	–	0.7
小計		11.5	14.6
總計		32.9	77.0

15. 應收賬款、其他應收款及預付款項

應收賬款、其他應收款及預付款項包括一億七千三十萬美元(二零零三年:二億二千七百一十萬美元)之應收貿易賬款,其賬齡分析如下。

百萬美元	綜合賬 2004	綜合賬 2003
0至30日	145.5	192.2
31至60日	6.0	13.7
61至90日	12.2	6.5
超過90日	6.6	14.7
總計	170.3	227.1

Indofood給予次分銷商或批發商有六十日付款期,而其他顧客則有十五至六十日付款期。Metro Pacific方面,應收有關物業銷售合約賬款按一至五年期以分期形式收取,其於一年內到期部份已包括在上表中。

16. 存貨

百萬美元	綜合賬 2004	綜合賬 2003
原材料	161.1	152.2
在製品	6.1	8.2
製成品	81.0	106.2
可出售物業	35.5	56.7
減撥備	(2.3)	(13.7)
總計	281.4	309.6

於二零零四年十二月三十一日,按可變現淨值列賬之存貨賬面值為三千五百萬美元(二零零三年:四千四百二十萬美元)。

財務報表附註（*續*）

12. 長期應收賬款及預付款項

百萬美元	綜合賬 2004	2003
貨幣掉期資產淨值	130.1	136.1
未用於業務之資產	59.9	12.5
退稅申索	34.3	25.6
採購墊款及訂金	14.6	55.7
其他	46.8	67.6
小計	285.7	297.5
減包括在應收賬款、其他應收款及預付款項之1年內應收部份	(16.5)	(49.5)
總計	269.2	248.0

貨幣掉期資產（淨值）與Indofood之對冲安排有關。

未用於業務之資產指Indofood若干已購置而尚未用於營運之物業及設備。

退稅申索指Indofood就進口小麥預付之稅款，有關款項可與Indofood之應付企業所得稅作抵扣。

採購墊款及訂金主要與Indofood就其原材料採購及資本支出而需向供應商及承辦商作出之款項有關。

其他主要為Indofood提供技術及管理服務以及向聯號公司提供貸款所產生之金額。

13. 商譽

百萬美元	綜合賬 2004	2003
原值		
1月1日結算	19.7	19.7
增加		
一所收購附屬公司結算（*附註27D*）	2.1	–
一收購附屬公司（*附註27D*）	6.9	–
一增加附屬公司投資（*附註27E*）	10.7	–
12月31日結算	39.4	19.7
累積攤銷		
1月1日結算	1.4	0.4
本年度攤銷	1.5	1.0
12月31日結算	2.9	1.4
賬面淨值12月31日結算	36.5	18.3

財務報表附註（續）

(A) 於二零零四年十二月三十一日，本公司並無擁有任何聯營公司之權益（二零零三年：三百一十萬美元海外非上市投資（經扣減三千一百八十萬美元之減值虧損撥備後））。

(B) 於二零零四年十二月三十一日，上市及非上市投資均處於海外。

(C) 於二零零四年十二月三十一日，上市投資之市場估值為十億二百七十萬美元（二零零三年：七億二千四百二十萬美元），及並無已收及應收股息（二零零三年：無）。

(D) 借予聯營公司之貸款並無抵押，零利息及無固定還款期。

(E) 董事會認為對集團業績或資產淨值有重大影響之集團主要聯營公司PLDT之詳情載列於第74頁。

(F) 按照香港公認會計準則編製，有關集團主要聯營公司PLDT之附加財務資料如下。

	PLDT	
百萬美元	**2004**	**2003**
經營業績		
營業額	2,053.7	1,850.0
除税前溢利	520.4	245.4
除税後溢利	416.9	212.9
溢利淨額	418.2	211.2
資產淨值		
流動資產	834.7	866.9
長期資產	4,228.5	3,613.5
資產總值	5,063.2	4,480.4
流動負債	(1,016.8)	(879.6)
長期負債及撥備	(3,176.3)	(3,116.7)
負債總額	(4,193.1)	(3,996.3)
外界權益	(16.1)	(14.0)
12月31日結算	854.0	470.1

(G) PLDT於一九二八年十一月二十八日按菲律賓法例成立，於菲律賓提供電訊服務。PLDT的牌照最初限於五十年期，之後兩次每次延續二十五年，而上一次延續額外二十五年期至二零二八年年底。按其於一九九一年八月二十四日之已修訂牌照，PLDT獲授權可於菲律賓境內及菲律賓與其他國家之間提供任何種類的電訊服務。PLDT按菲律賓電訊管理局法章經營，法章包括（但不限於）批准PLDT提供之主要服務及PLDT的若干收費。

(H) 本集團於二零零四年六月出售其於Escotel全部49.0%權益。

財務報表附註 *(續)*

10. 附屬公司

百萬美元	公司賬 2004	2003
非上市股份之原值	1,115.6	1,115.6
減減值虧損撥備	(421.4)	(243.1)
總計	694.2	872.5

本公司之上市附屬公司乃透過中介控股公司持有。

(A) 應收附屬公司款項並無抵押，年利率介乎零至5.0%(二零零三年：年利率介乎零至4.3%)及毋須於一年內償還。

(B) 應付附屬公司款項並無抵押，年利率介乎零至8.4%(二零零三年：年利率介乎零至8.4%)及毋須於一年內償還。

(C) 董事會認為對集團業績或資產淨值有重大影響之主要附屬公司之詳情載列於第74頁。

(D) 對本集團物業及運輸業務分部(參閱附註1)作出貢獻之Metro Pacific集團，於二零零四年持續錄得虧損。自二零零一年第四季以來，Metro Pacific集團一直未能履行其債務償還責任。Metro Pacific能否繼續經營視乎多項因素而定，當中包括其償還或重組債務責任之能力、能否進行債務再融資及能否成功推行振興業務及締造足夠現金流量之計劃，以確保業務維持運作及有利可圖。於減債計劃開始後，成功將其母公司之債務責任由二零零一年十二月三十一日之一百一十七億披索(二億八百四十萬美元)減至二零零四年十二月三十一日之十三億披索(二千三百二十萬美元)。Metro Pacific可望於二零零五年年底將其母公司之債務進一步削減至約三億五千萬披索(六百二十萬美元)。

Nenaco(一間Metro Pacific擁有99.0%權益之附屬公司)已於二零零四年十月四日就其企業復興計劃獲得馬尼拉地區審訊法院(Manila Regional Trial Court)批准。Nenaco取得有關批准後，將會透過加強市場推廣及經營效率，集中提升盈利能力。

11. 聯營公司

百萬美元	綜合賬 2004	2003
股份之原值或估值		
一上市	559.0	559.0
一非上市	22.0	71.8
應佔收購後儲備	104.7	(42.8)
收購聯營公司所產生之商譽	(463.1)	(628.4)
借予聯營公司之貸款	12.3	48.4
總計	234.9	8.0

財務報表附註 *(續)*

(A) 主要折舊年率:

永久業權土地	無
永久業權樓宇	2.5%至20.0%
批租土地及樓宇	租約年期或2.0%至10.0%之較低者
機器、設備及輪船	2.5%至50.0%

(B) 土地及樓宇為香港以外之可永久保有及租賃之物業。

(C) 賬面淨值共二千三百四十萬美元(二零零三年:一千一百七十萬美元)之物業及設備已被用作為若干集團銀行融資的按揭抵押品(附註22(F))。

9. 種植園

百萬美元	綜合賬 2004	綜合賬 2003
1月1日結算	160.0	175.5
匯兑折算	(14.3)	9.9
公平價值變動所產生之收益(虧損)減估計銷售時之成本	1.7	(25.4)
12月31日結算	147.4	160.0

於十二月三十一日油棕櫚樹之實際量度如下。

公頃	綜合賬 2004	綜合賬 2003
已成熟之種植園	53,542	52,816
未成熟之種植園	898	1,624
總計	54,440	54,440

本集團之種植園指由Indofood擁有之油棕櫚樹。該等油棕櫚樹乃專為生產鮮果實串而種植,以供製造天然棕櫚油及橄欖油。公平價值乃參考天然棕櫚油及橄欖油於市場之預期售價後而釐定。釐定種植園公平價值時作出之重大假設如下:

(A) 假設並無進行全新/重新種植活動。

(B) 油棕櫚樹平均壽命為二十三年,以一個管理妥善之種植系統為基礎,油棕櫚樹生長之首三年為未成熟期,其後二十年為成熟期或具備生產能力。

(C) 油棕櫚樹每公頃產量以印尼棕櫚研究中心之準則為基礎,並隨著油棕櫚樹之平均壽命改變。

(D) 計算現行淨值時採用折讓率21.7%(二零零三年: 19.6%),即Indofood種植園營運之加權平均資本成本。

Indofood種植之油棕櫚樹於二零零四年生產一百四十萬噸(二零零三年: 一百三十萬噸)鮮果實串。二零零四年所收割鮮果實串之公平價值於收割時計算,達一億一千二百八十萬美元(二零零三年: 九千九百七十萬美元)。

財務報表附註*（續）*

6. 每股盈利

每股基本盈利乃按年內普通股股東應佔溢利一億三千四百五十萬美元（二零零三年（重新列示）：七千四百一十萬美元）及年內已發行普通股加權平均數三十一億八千六百萬股（二零零三年：三十一億八千六百萬股）計算。

截至二零零四年十二月三十一日止年度之每股攤薄盈利乃按：(i)年內普通股股東應佔溢利一億三千四百五十萬美元及(ii)相等於用於計算每股基本盈利之年內已發行普通股加權平均數三十一億八千六百萬股加上假設年內所有購股權被視為獲行使而按零代價發行普通股之加權平均數一千二十萬股之股份基礎計算。

由於截至二零零三年十二月三十一日止年度內並無任何具攤薄影響之事件，故並無披露該年內之每股攤薄盈利。

7. 普通股股息

(A) 二零零四年並無派發中期股息（二零零三年：無）。

(B) 於二零零五年三月十四日舉行之會議，董事會不建議派發二零零四年年度末期股息（二零零三年：無）。

8. 物業及設備

百萬美元	土地及樓宇	機器、設備及輪船	綜合賬總計
原值			
2004年1月1日結算	288.4	768.5	1,056.9
匯兌折算	(23.1)	(59.1)	(82.2)
添置	9.9	44.0	53.9
收購附屬公司*（附註27D）*	8.6	12.2	20.8
出售	(4.6)	(3.7)	(8.3)
2004年12月31日結算	279.2	761.9	1,041.1
累積折舊及減值虧損			
2004年1月1日結算	65.7	291.9	357.6
匯兌折算	(6.3)	(26.9)	(33.2)
本年度折舊	11.6	42.9	54.5
出售	(0.1)	(2.1)	(2.2)
2004年12月31日結算	70.9	305.8	376.7
賬面淨值2004年12月31日結算	208.3	456.1	664.4
賬面淨值2003年12月31日結算（重新列示）	222.7	476.6	699.3

財務報表附註（續）

除税前溢利乘以適當税率與綜合損益計算表所示之税項數額之對賬如下。

百萬美元	2004	%	2003（重新列示）	%
除税前溢利	236.3		170.2	
以有關國家適用利得税税率計算除税前溢利的名義税項	74.2	31.4	57.1	33.5
下列各項之税務影響：				
－不可扣減之開支	5.4	2.2	15.3	9.0
－分佔聯營公司之虧損淨額	0.1	0.1	2.9	1.7
－享有免税期之營運業績	(9.5)	(4.0)	(18.5)	(10.9)
－毋須繳税之收入	(6.4)	(2.7)	(24.7)	(14.5)
－其他	(6.5)	(2.8)	3.1	1.9
税項	57.3	24.2	35.2	20.7

5. 普通股股東應佔溢利

普通股股東應佔溢利包括匯兑虧損淨額一千五百九十萬美元（二零零三年：一千七百三十萬美元），主要來自折算Indofood及PLDT未有對沖的美元借貸，以及非經常性收益淨額二千三百萬美元（二零零三年：一千四十萬美元）。二零零四年之非經常性收益淨額主要包括出售Escotel 49%權益之一千七百一十萬美元收益、出售Metro Pacific 5.1%權益之一千二百二十萬美元收益，以及Metro Pacific自多項減債措施及債務重整活動變現之一百二十萬美元收益，部份被PLDT之資產減值撥備及因調整人手需要支出的四百六十萬美元費用抵銷；而二零零三年之非經常性收益淨額則包括Metro Pacific自多項減債措施及債務重整活動變現之收益一千六百八十萬美元，部份被PLDT因調整人手需要支出的六百四十萬美元費用抵銷。

匯兑虧損分析

百萬美元	2004	2003
匯兑虧損		
－附屬公司	(33.4)	(10.8)
－聯營公司	(5.4)	(19.8)
小計	(38.8)	(30.6)
税項及外界權益應佔部份	22.9	13.3
總計	(15.9)	(17.3)

截至二零零四年十二月三十一日止年度之普通股股東應佔溢利包括本公司應佔之溢利一億三千四百七十萬美元（二零零三年：虧損八千七百七十萬美元）。

財務報表附註 *(續)*

3. 借貸成本淨額

百萬美元	2004	2003
須於5年內全數償還之貸款資本	0.5	0.4
銀行貸款及其他貸款		
一須於5年內全數償還	121.6	135.1
一毋須於5年內全數償還	4.5	1.9
小計	126.1	137.0
借貸成本總額	126.6	137.4
減利息收入	(14.7)	(21.6)
借貸成本淨額	111.9	115.8

4. 税項

由於本集團年內於香港沒有估計應課税溢利(二零零三年:無),所以沒有就香港利得税作出撥備(二零零三年:無)。香港以外地區應課税溢利之税項則按本公司的附屬及聯營公司於各營業國家之適用税率撥備。

百萬美元	2004	2003 *(重新列示)*
附屬公司一海外		
本期税項 *(附註19)*	30.6	36.5
遞延税項 *(附註24)*	1.6	(9.2)
小計	32.2	27.3
聯營公司一海外		
本期税項	31.7	7.3
遞延税項	(6.6)	0.6
小計	25.1	7.9
總計	57.3	35.2

財務報表附註*（續）*

按主要地區市場－2003

百萬美元	菲律賓	印尼（重新列示）	一項已終止業務[i]	總公司	2003 總額（重新列示）
分部收入－營業額	71.7	2,090.1	－	－	2,161.8
分部資產	159.8	1,889.4	－	71.8	2,121.0
聯營公司	138.8	2.4	(133.2)	－	8.0
不作分類資產					84.5
資產總值					2,213.5
資本開支	2.0	70.6	－	－	72.6

(i)　*指 Escotel，一家於印度經營之公司並於二零零四年六月被本集團出售。*

2. 經營溢利

百萬美元	*附註*	2004	2003（重新列示）
經營溢利已（扣除）／計入			
出售存貨之成本		(1,201.5)	(1,300.8)
折舊	*8*	(54.5)	(54.5)
貨幣項目之匯兑虧損淨額		(33.4)	(10.8)
提供服務之成本		(31.9)	(31.9)
經營租約租金			
－土地及樓宇		(12.7)	(11.3)
－廠房及設備租賃		(1.6)	(1.2)
－其他		(6.0)	(9.5)
短期投資已變現之虧損		(3.3)	(0.7)
攤薄於一間附屬公司及一間聯營公司權益之虧損		(3.0)	(3.2)
商譽攤銷（已包括於其他經營（開支）／收入淨額內）	*13*	(1.5)	(1.0)
呆賬撥備		(1.4)	(2.6)
核數師酬金			
－核數服務		(1.4)	(1.0)
－其他服務		(0.1)	(0.3)
出售一項已終止業務及減持投資之收益淨額	*27(A)及(F)*	28.1	－
短期投資未變現之收益		2.2	1.8
出售物業及設備之收益／（虧損）		1.8	(0.6)
種植園公平價值之變動收益／（虧損）	*9*	1.7	(25.4)

財務報表附註 *(續)*

按主要地區市場－2004

百萬美元	菲律賓	印尼	一項已終止業務[i]	總公司	2004 總額
分部收入－營業額	58.8	1,995.8	–	–	2,054.6
分部資產	122.7	1,789.7	–	42.3	1,954.7
聯營公司	233.5	1.4	–	–	234.9
不作分類資產					38.7
資產總值					2,228.3
資本開支	3.5	101.6	–	–	105.1

按主要業務活動－2003

百萬美元	電訊	消費性食品（重新列示）	地產及運輸	一項已終止業務[i]	總公司	2003 總額（重新列示）
損益計算表						
分部收入－營業額	–	2,090.1	71.7	–	–	2,161.8
分部業績／經營溢利	–	184.7	62.1	–	(25.8)	221.0
應佔聯營公司溢利減虧損	51.6	(0.4)	20.1	(6.3)	–	65.0
借貸成本淨額						(115.8)
除稅前溢利						170.2
稅項						(35.2)
除稅後溢利						135.0
外界權益						(60.9)
普通股股東應佔溢利						74.1
資產及負債						
分部資產	–	1,889.4	159.8	–	71.8	2,121.0
聯營公司	114.3	2.4	24.5	(133.2)	–	8.0
不作分類資產						84.5
資產總值						2,213.5
分部負債	–	286.2	115.6	–	75.4	477.2
不作分類負債						1,308.5
負債總額						1,785.7
其他資料						
資本開支	–	70.6	2.0	–	–	72.6
折舊及攤銷	–	53.5	2.0	–	–	55.5
其他非現金開支	2.2	29.0	–	–	–	31.2

財務報表附註

1. 營業額及分部資料

百萬美元	2004	2003
營業額		
出售貨品及物業	2,022.5	2,118.2
提供服務	32.1	43.6
總計	2,054.6	2,161.8

分部資料

分部資料按集團業務活動及地區市場分佈列示如下。以業務活動分部資料作為集團基本呈報方式，因其與集團所作之營運及財務決策較為貼切。本通函第74頁載有集團主要投資的詳情。有關一項已終止業務之詳情載於附註28。

按主要業務活動－2004

百萬美元	電訊	消費性食品	地產及運輸	一項已終止業務[i]	總公司	2004 總額
損益計算表						
分部收入－營業額	–	1,995.8	58.8	–	–	2,054.6
分部業績／經營溢利	–	189.9	34.2	–	5.5	229.6
應佔聯營公司溢利減虧損	118.8	(1.8)	(0.1)	1.7	–	118.6
借貸成本淨額						(111.9)
除稅前溢利						236.3
稅項						(57.3)
除稅後溢利						179.0
外界權益						(44.5)
普通股股東應佔溢利						134.5
資產及負債						
分部資產	–	1,789.7	122.7	–	42.3	1,954.7
聯營公司	206.7	1.4	26.8	–	–	234.9
不作分類資產						38.7
資產總值						2,228.3
分部負債	–	222.5	104.7	–	55.2	382.4
不作分類負債						1,186.2
負債總額						1,568.6
其他資料						
資本開支	–	101.6	3.5	–	–	105.1
折舊及攤銷	–	55.1	0.9	–	–	56.0
其他非現金開支	3.0	1.4	9.2	–	–	13.6

主要會計政策 *(續)*

(R) 借貸成本

借貸成本指借入資金所產生的利息及其他成本。其他成本包括外幣貸款的匯兑差額。外幣貸款產生之匯兑差額計入借貸成本，包括作為利息支出的調整。

借貸成本於其產生年度計入綜合損益計算表內。惟如資產須經長時間籌備才可作擬訂的用途或出售，而有關之借貸成本為直接歸屬於該資產的購置、建築或生產，則撥作資本處理。

其他有關借貸安排的附帶成本則按其產生年度計入綜合損益計算表內。

(S) 衍生工具

衍生工具包括為管理匯兑風險而訂立之掉期貨幣及匯兑合約，而不符合會計目的作對沖定義之衍生工具會根據每一合約的公平價值被確認作資產或負債。因此等衍生工具公平價值之變動而產生之收益或虧損會於綜合損益計算表內確認。

(T) 有關連人士

有關連人士指個人或企業個體，該個人或企業個體能直接或間接控制另一方或能在其財務及營運決策上行使重大之影響力，或雙方均受到共同控制或共同重大影響。

主要會計政策 *(續)*

界定福利供款是根據退休計劃資產的價值及尚欠退休金責任精算現值(根據將來事件的影響作評估,並根據精算評估法以預測單位信貸方法釐定)計算。界定福利計劃之成本,有系統地從溢利中計付,以便將有關成本於受惠的僱員的預計剩餘服務期內分攤。精算收益及虧損於綜合損益計算表立刻被確認。

(ii) 長期服務金

集團部份僱員可於離職時獲發長期服務金,而集團已就未來可能支付之長期服務金提撥準備。此準備乃根據僱員於資產負債表結算日將可因服務於集團而享有之長期服務金,按最可靠之估計而提撥。

(iii) 購股權計劃

集團營辦三項購股權計劃,為向集團成功營運作出貢獻的僱員提供獎勵和回報。根據購股權計劃而授出之購股權,在未被行使之前,其財務影響將不會計入集團的資產負債表,而有關成本亦不會在損益計算表或資產負債表內列賬。購股權獲行使而發行之股份,將由本公司和附屬公司列為按股份面值計算的額外股本,而每股行使價高於每股面值的差額將撥入股份溢價賬。於行使日期前註銷或失效的購股權,將從已發行購股權的登記冊中剔除。

(iv) 結轉之有薪假期

集團根據僱用合約,按曆年向僱員提供有薪假期。在若干情況下,於資產負債表結算日尚未享用之有薪假期可以結轉,並由有關僱員於翌年享用。集團就此等由僱員於年內獲取並結轉之有薪假期,於資產負債表結算日計算預期之未來支出並予以入賬。

主要會計政策*(續)*

(N) 營業額及確認收入

營業額為集團日常業務範圍內向第三者銷售貨品及物業或提供服務的已收及應收之金額。銷貨之營業額在售出貨品將所有權轉讓予買家時入賬。服務之營業額則按所指服務完成階段可明確地衡量時入賬。

(O) 分部資料

分部是指集團提供之商品或服務可區別的業務部份(業務分部),或於特定的經濟環境內(地區分部)提供產品或服務。此等分部是根據其與其他分部在風險及回報上之不同而區分。

分部之收入、支出、業績、資產及負債包括直接應佔分部之項目及其他在合理的原則上應歸納於該分部之項目。該等項目未包括集團內部之結算,而集團內部交易會於計算綜合賬目過程中抵銷。

分部資本支出乃屬年內收購分部資產之總支出,而該等分部資產預計使用超過一年。

總公司及其他項目主要包括總公司資產、借貸及費用。

(P) 經營租約

資產所有權之風險及報酬實際上全部歸出租公司所有之租約均為經營租約。經營租約之應付租金均按直線法於租約期內記錄在綜合損益計算表內。

(Q) 僱員福利

(i) 退休金責任

集團設有界定供款及界定福利退休計劃。

集團及僱員為界定供款計劃之供款額是以僱員基本薪金的百分率計算。集團為界定供款計劃之供款額會以實際的支出入賬,並會沒收因僱員在未獲得授予全數集團供款前離開該計劃的供款,用以減少集團之未來供款。

主要會計政策（續）

在出售附屬及聯營公司時，出售之收益或虧損將參考該等公司於出售時的資產淨值計算，其中包括計入應佔未攤銷商譽及有關儲備（如適用）。先前在綜合儲備中撇銷之商譽將會重列，並包括在出售業務之收益或虧損內。

商譽之賬面值，包括於綜合儲備中撇銷之商譽，每年均作檢討並於需要時為減值而作出扣減。先前所作之已確認商譽減值虧損並不會回撥，除非減值虧損是由既定特殊情況下發生之外界事件所引致而該事件並不預期經常發生，及後另有其他足以達至回撥前述事件之效果的外界事件發生。

(M) 外幣

在綜合賬內，海外附屬及聯營公司之財務報表均按投資淨額法折算為美元；而海外附屬及聯營公司之損益計算表則按年內平均匯率折算為美元，資產負債表按結算日匯率折算，折算所得之差額則納入匯兑儲備內。在綜合現金流量表內，海外附屬公司之現金流量是以年內的平均匯率折算為美元。

海外附屬及聯營公司將年初之資產淨值及年度保留溢利以結算日匯率重新折算為美元產生之匯兑差額，及用作長期海外股權投資融資的外幣借貸而產生之匯兑差額，皆撥入儲備內。

以外幣結算之交易均以有關交易日之概約匯率折算為美元。貨幣資產及負債均以資產負債表結算日之適用匯率折算。

匯兑差額在符合借貸成本的定義（參閱下文(R)）之情況下計入資產賬面值內，並於資產的預期可用年期內或於資產出售時在綜合損益計算表內確認。

所有其他匯兑差額均撥入綜合損益計算表內處理。

主要會計政策（*續*）

早前已確認的減值虧損只會因用作決定資產可收回值的評估有所變動才會被回撥。可收回值將限制在不可高於早年前沒有為該資產確認減值虧損的賬面值（扣除任何折舊／攤銷後之淨額）。

除非資產是以重估價值列賬，而減值虧損回撥是根據該重估資產有關的會計政策入賬，否則減值虧損回撥會於其產生期間於損益計算表內入賬。

(L) 收購及出售業務之會計準則

(i) 業績

收購或出售之附屬或聯營公司，其業績由收購生效日期起計或計至出售生效日期止。

(ii) 公平價值調整

就收購附屬或聯營公司權益時，收購成本將被分配至收購的可分開及可予識別之資產淨值和負債淨額的公平價值。

(iii) 商譽

商譽為收購之成本超逾本集團所收購之資產及負債於收購日之公平價值。

收購事項所產生之商譽會於綜合資產負債表中確認為一項資產，並按直線法於其估計可使用年期（二十年）內攤銷。而聯營公司的未攤銷商譽則包括在其賬面值內，而不會於綜合資產負債表中確認為一項獨立資產。

於二零零一年一月一日採納的會計實務準則第30號「企業合併」前進行之收購事項所產生之商譽，已於收購年度在綜合儲備中撇銷。在集團採納會計實務準則第30號中的過渡條例之許可下，仍可在綜合儲備撇銷該等商譽。而在二零零一年一月一日以後產生之商譽則按上述會計實務準則第30號的商譽會計政策入賬。

主要會計政策（續）

所有可予扣減暫時差異、未動用稅項資產結轉及未動用稅項虧損均予以確認遞延稅項資產（除有限的例外情況外）。遞延稅項資產賬面值於每個資產負債表結算日檢討，並予扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下，過往未確認之遞延稅項資產則予以確認。

遞延稅項資產及負債乃根據於資產負債表結算日已實施或已大致實施之稅率（及稅務法例），按資產變現時或負債償還時之預期適用之稅率予以估量。

(J) 撥備及或有負債

當集團現時因過去事項須承擔法定或推定責任時，而因此可能須以資源清償此等責任，同時此等數額可作出可靠之估計，則將撥備確認入賬。當折現的影響重大時，確認撥備之數額乃是於資產負債表結算日預期需要清償責任之將來支出的現值。因時間流逝而增加的折現值已納入損益計算表中的借貸成本淨額內。

當未必有可能需要付出經濟資源，或其數額未能可靠地估計，除非需付出之可能性極小，否則該責任將披露為或有負債。

(K) 資產減值

本公司在每個資產負債表結算日均會對有關資產減值作出評審，以釐定任何資產有否減值的跡象，或之前於早年為資產確認的減值虧損會否已不存在或有減少的跡象。如有此等跡象，將估計資產之可收回值。資產之可收回值會以資產現採納的價值或其出售價淨額兩者中，取其價高者計算。

減值虧損只會在資產的賬面值高於其可收回值才被確認。除非資產是以重估價值列賬，而減值虧損是根據該重估資產有關的會計政策入賬，否則減值虧損會於其產生年度於損益計算表內列賬。

主要會計政策(續)

(G) 聯營公司

聯營公司並非附屬公司，是指本集團在其股份表決權中有重大的長期權益並可在其管理方面行使重大影響力，包括有權參與財務及營運決策過程。

於聯營公司之投資，乃採納權益會計法以本集團佔其聯營公司之資產淨值連同之前未於綜合儲備撇銷或確認之收購時之商譽（減累積減值虧損及攤銷）或負商譽在綜合資產負債表內列賬，而在公司資產負債表內則以成本減除減值虧損撥備列賬。在綜合損益計算表中之聯營公司收入，乃按集團應佔聯營公司溢利減虧損列賬，而於公司損益計算表中，則按已收及應收股息列賬。

當聯營公司投資之賬面值為零時，除非本集團已就該聯營公司承擔責任或擔保負債，否則不再繼續為該公司使用權益會計法入賬。

(H) 短期投資

短期投資為持作買賣用途之證券，並按公平價值列賬。於每個資產負債表結算日，短期投資之公平價值變動所產生之未變現收益及虧損會於綜合損益計算表中被確認。

出售短期投資所得收益或虧損為有關投資之出售所得款項淨額與其賬面值之差額，將於產生時在綜合損益計算表中被確認。

(I) 所得稅

所得稅包括本期及遞延稅項。所得稅於損益計算表內確認，或倘其與於權益直接確認之項目有關，則於權益中確認。

遞延稅項負債乃採用負債法，對資產及負債之計稅基準與就財務申報該等項目之賬面值之間一切暫時差異而作出撥備（除有限的例外情況外）。

主要會計政策 *(續)*

綜合現金流量表內，現金及現金等值項目包括手頭現金及銀行之現金（當中包括定期存款）以及短期高度流通性之投資（指其隨時可變現為可知數額之現金、價值變動的風險不大，而其到期日較短，普遍為購買後的三個月內）扣除銀行透支（需隨時償還及構成本集團現金管理其中一部份）。

(D) 存貨

存貨按成本及可變現淨值兩者中之較低者列賬。成本以先進先出法、加權平均法或流動平均法計算。購入用以轉售之貨品的成本包括將貨品運至其目前所在地之費用。可變現淨值之計算乃按目前預計之銷售價減估計之製造成本及銷售費用。

(E) 物業及設備

永久業權土地以原值入賬，不作折舊。其他物業及設備均按原值減累積減值虧損及累積折舊入賬。有關之折舊乃根據其估計可用年期按年率以直線法撇銷其賬面值減剩餘價值。折舊率詳情見附註8(A)。

維修固定資產以達至正常運作而產生之主要開支均列入綜合損益計算表內支銷。改善物業及設備之費用撥作資金成本，並以其預計對集團之可用年期作折舊。

出售物業及設備之盈利或虧損乃以出售所得款項淨額扣除有關資產之賬面值計算，而該盈利或虧損於綜合損益計算表內被確認。

(F) 種植園

種植園分為未成熟及已成熟種植園。當未成熟種植園開始於一年內每公頃平均出產最少四噸鮮果實串，即重新被分類為已成熟種植園。油棕櫚樹種植園自開始種植起平均需時約四年方可達至成熟。未成熟及已成熟種植園均以公平價值減估計銷售時之成本入賬。種植園之公平價值根據其預期現金流量淨額之現值釐定。於每個資產負債表結算日，種植園之公平價值變動所產生之未變現收益及虧損會於綜合損益計算表中被確認。

主要會計政策 *(續)*

於二零零四年後生效之新會計準則

香港會計師公會已頒布若干新訂及經修訂之香港財務報告準則及香港會計準則(以下統稱新香港財務報告準則),該等準則於二零零五年一月一日或以後開始的會計期間生效。

本集團並無提早於截至二零零四年十二月三十一日止年度財務報表採納此等新香港財務報告準則。儘管如此,本集團已著手評估此等新香港財務報告準則之影響,然而至今未能確定此等新香港財務報告準則會否對其經營業績及財政狀況構成重大影響。

(B) 綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至十二月三十一日之財務報表。所有集團內各公司之間的重要交易及賬目餘額均在綜合賬目中對銷。

附屬公司是一家由本公司控制之企業。控制是指本公司有權力掌管該企業之財務及營運政策,從而受惠於其經營活動。

年內收購或出售附屬公司之業績乃按收購之生效日期或截至出售之生效日期,選其適用者,在綜合損益計算表內列賬。出售附屬公司所得之收益或虧損相等於出售所得代價扣除集團所佔該公司之資產淨值及任何未於綜合損益計算表內列賬或確認之商譽及匯兑儲備。

外界權益指外界股東在附屬公司之業績及資產淨值中所佔之權益。

在本公司資產負債表內,附屬公司的投資是按成本減任何減值虧損撥備入賬。附屬公司之業績乃按本公司已收及應收的股息入賬。

(C) 現金及現金等值項目

資產負債表內,現金及現金等值項目包括手頭及存放於銀行之現金(沒有用途限制的定期存款)。

主要會計政策

本集團包括第一太平有限公司及其附屬公司。

(A) 編製基準

本財務報表乃按照香港公認會計準則，並遵照香港會計師公會所頒布之香港財務報告準則（包括會計實務準則及詮譯）、香港公司條例及上市規則之披露規定而編製。而財務報表除了下列會計政策中提及之種植園、短期投資及衍生工具以公平價值列賬外，其他均採用歷史成本會計法。

於二零零四年生效之新會計準則

由於香港會計師公會已頒布下列於二零零四年一月一日或以後開始會計期間生效的新會計準則，故香港公認會計準則於二零零四年有所更改。香港公認會計準則的主要更改摘述如下：

- 香港財務報告準則第1號「首次採納香港財務報告準則」訂明實體首次採納香港財務報告準則作為編製年度及中期財務報表基準之會計處理方法。香港財務報告準則第1號的頒布對本集團財務報表並無影響。

- 會計實務準則第36號「農業」訂明有關農業活動的會計處理方法、財務報表呈列及披露規定。會計實務準則第36號規定於最初確認及各結算日以公平價值減估計銷售時之成本計算生物資產之價值。公平價值於最初確認以及其後之變動所產生之收益及虧損會被列入損益計算表內。採納會計實務準則第36號後，本集團的會計政策亦相應改變，Indofood的種植園（生物資產）由歷史成本計算改以公平價值減估計銷售時之成本計算。

  該等改變之進一步詳情載於下文有關種植園之會計政策（見下文(F)）。因採納會計實務準則第36號，已作出前年度調整以重新列示已刊於本集團二零零三年財務報表之截至二零零三年十二月三十一日止年度及於該結算日之比較數字。有關重新列示之詳情載於附註 26及 34。

綜合現金流量表 *(續)*

截至12月31日止年度 *百萬美元*	*附註*	**2004**	**2003** *(重新列示)*[i]
出售／(購買)短期投資		39.9	(15.8)
減持於附屬公司之投資	*27(A)*	9.1	–
出售物業及設備		7.9	0.6
聯營公司償還之貸款		0.5	2.5
出售附屬公司	*27(B)*	–	75.3
購買物業及設備		(109.1)	(71.7)
就收購及增加於附屬公司之投資而作出之按金	*27(C)*	(39.1)	–
收購附屬公司	*27(D)*	(25.6)	–
增加於附屬公司之投資	*27(E)*	(16.9)	–
持續業務		(133.3)	(9.1)
一項已終止業務	*27(F)*	15.0	(16.7)
投資活動之現金開支淨額		(118.3)	(25.8)
新借貸所得款項		255.9	448.5
一間附屬公司發行予外界權益之股份		0.1	5.6
償還貸款		(277.6)	(528.3)
附屬公司支付予外界權益之股息		(26.5)	(50.5)
受限制現金減少／(增加)		11.2	(20.4)
融資活動之現金開支淨額		(36.9)	(145.1)
現金及現金等值項目之(減少)／增加淨額		(29.6)	8.4
1月1日之現金及現金等值項目		233.3	203.3
匯兑折算		(17.1)	21.6
12月31日之現金及現金等值項目		186.6	233.3
代表			
現金及現金等值項目		186.6	233.3

(i) *參閱附註26。*

(ii) *營運資金之列賬不包括因收購及出售附屬公司而導致之變動。*

第29頁至第38頁之主要會計政策及第39頁至第73頁之附註屬財務報表之一部份。

綜合現金流量表

截至12月31日止年度 *百萬美元*	*附註*	**2004**	**2003** *(重新列示)*[i]
經營溢利		229.6	221.0
折舊		54.5	54.5
匯兑虧損淨額		33.4	10.8
長期應收賬款及預付款項減少／(增加)		24.5	(30.1)
攤薄於一間附屬公司及一間聯營公司權益之虧損		3.0	3.2
商譽攤銷		1.5	1.0
出售一項已終止業務及減持投資之收益淨額		(28.1)	—
遞延負債及撥備之開支		(17.5)	(8.3)
出售物業及設備之(收益)／虧損		(1.8)	0.6
種植園公平價值之變動(收益)／虧損		(1.7)	25.4
其他		(5.9)	(19.0)
於營運資金變動前之經營溢利		291.5	259.1
應收賬款、其他應收款及預付款項減少／(增加)		29.6	(69.5)
抵押存款減少		1.9	21.9
應付賬款、其他應付款及應付款項(減少)／增加		(48.0)	47.4
存貨(增加)／減少		(1.9)	51.4
營運產生之現金收入淨額[ii]		273.1	310.3
已收利息		14.8	21.5
已付利息		(120.8)	(124.9)
已付税款		(41.5)	(27.6)
經營業務之現金收入淨額		125.6	179.3

綜合及公司股東權益／(虧損)變動表

綜合賬 *百萬美元*	已發行股本	股份溢價賬	匯兑儲備 *(附註25)*	收益儲備 *(附註25)*	總計
2003年1月1日結算， 如前公布	31.9	958.2	0.3	(1,061.6)	(71.2)
前年度調整	–	–	(2.2)	47.7	45.5
重新列示[(i)]	31.9	958.2	(1.9)	(1,013.9)	(25.7)
未於損益計算表內確認之 虧損淨額－匯兑折算	–	–	(2.0)	–	(2.0)
攤薄於一間附屬公司及 一間聯營公司之權益	–	–	0.5	4.2	4.7
年內之溢利淨額，重新列示					
－本公司及附屬公司	–	–	–	17.0	17.0
－聯營公司	–	–	–	57.1	57.1
2003年12月31日結算 **(重新列示)[(i)]**	31.9	958.2	(3.4)	(935.6)	51.1
未於損益計算表內確認之 虧損淨額－匯兑折算	–	–	(23.2)	–	(23.2)
攤薄及出售於附屬公司及 聯營公司之權益	–	–	(33.2)	165.4	132.2
年內之溢利					
－本公司及附屬公司	–	–	–	41.0	41.0
－聯營公司	–	–	–	93.5	93.5
2004年12月31日結算	31.9	958.2	(59.8)	(635.7)	294.6

公司賬 *百萬美元*	已發行股本	股份溢價賬	實繳盈餘 *(附註25)*	收益儲備	總計
2003年1月1日結算	31.9	958.2	173.8	(144.2)	1,019.7
年內之虧損淨額	–	–	–	(87.7)	(87.7)
2003年12月31日結算	31.9	958.2	173.8	(231.9)	932.0
年內之溢利淨額	–	–	–	134.7	134.7
2004年12月31日結算	31.9	958.2	173.8	(97.2)	1,066.7

(i)　參閱附註26。

第29頁至第38頁之主要會計政策及第39頁至第73頁之附註屬財務報表之一部份。

公司資產負債表

12月31日結算 *百萬美元*	*附註*	**2004**	**2003**
非流動資產			
附屬公司	*10*	694.2	872.5
應收附屬公司款項	*10(A)*	1,169.9	868.8
聯營公司	*11(A)*	–	3.1
		1,864.1	1,744.4
流動資產			
現金及現金等值項目		27.0	38.4
流動負債			
應付賬款及應付款項		8.7	12.6
流動資產淨額		18.3	25.8
資產總值減流動負債		1,882.4	1,770.2
股本及儲備			
已發行股本	*20*	31.9	31.9
儲備		1,034.8	900.1
股東權益		1,066.7	932.0
非流動負債			
應付附屬公司款項	*10(B)*	815.7	838.2
		815.7	838.2
		1,882.4	1,770.2

第29頁至第38頁之主要會計政策及第39頁至第73頁之附註屬財務報表之一部份。

綜合資產負債表

12月31日結算 *百萬美元*	*附註*	**2004**	**2003** *(重新列示)*[i]
非流動資產			
物業及設備	*8*	664.4	699.3
種植園	*9*	147.4	160.0
聯營公司	*11*	234.9	8.0
長期應收賬款及預付款項	*12*	269.2	248.0
商譽	*13*	36.5	18.3
遞延税項資產	*24*	5.8	7.5
受限制現金	*27(G)*	4.7	4.7
		1,362.9	1,145.8
流動資產			
現金及現金等值項目		186.6	233.3
受限制現金及抵押存款	*27(G)*	4.5	17.6
短期投資	*14*	32.9	77.0
應收賬款、其他應收款及預付款項	*15*	360.0	430.2
存貨	*16*	281.4	309.6
		865.4	1,067.7
流動負債			
應付賬款、其他應付款及應付款項	*17*	282.4	379.9
短期債務	*18*	288.9	207.4
税項準備	*19*	26.2	36.8
		597.5	624.1
流動資產淨額		267.9	443.6
資產總值減流動負債		1,630.8	1,589.4
股本及儲備			
已發行股本	*20*	31.9	31.9
儲備		262.7	19.2
股東權益		294.6	51.1
外界權益	*21*	365.1	376.7
非流動負債			
貸款資本及長期債務	*22*	761.2	955.9
遞延負債及撥備	*23*	100.0	88.7
遞延税項負債	*24*	109.9	117.0
		971.1	1,161.6
		1,630.8	1,589.4

(i)　參閱附註26。

第29頁至第38頁之主要會計政策及第39頁至第73頁之附註屬財務報表之一部份。

B. 經審核財務資料

下文載列轉載自本公司截至二零零四年十二月三十一日止年度之年報刊發之經審核綜合財務報表之經審核綜合損益計算表、綜合資產負債表、資產負債表、綜合及公司權益變動表、綜合現金流量表及財務報表附註。

綜合損益計算表

截至12月31日止年度 *百萬美元*	*附註*	**2004**	**2003** *(重新列示)* [i]
營業額	*1*	2,054.6	2,161.8
銷售成本		(1,536.1)	(1,657.1)
毛利		518.5	504.7
出售已終止業務、減持投資及權益攤薄之收益／（虧損）淨額		25.1	(3.2)
分銷成本		(172.2)	(172.3)
行政開支		(121.5)	(138.1)
其他經營（開支）／收入淨額		(20.3)	29.9
經營溢利	*2*	229.6	221.0
應佔聯營公司溢利減虧損		118.6	65.0
借貸成本淨額	*3*	(111.9)	(115.8)
除稅前溢利		236.3	170.2
稅項	*4*	(57.3)	(35.2)
除稅後溢利		179.0	135.0
外界權益		(44.5)	(60.9)
普通股股東應佔溢利	*5*	134.5	74.1
每股盈利（美仙）	*6*		
－基本		4.22	2.33
－攤薄		4.21	不適用

(i)　*參閱附註26。*

第29頁至第38頁之主要會計政策及第39頁至第73頁之附註屬財務報表之一部份。

綜合資產負債表

百萬美元	2005年 6月30日結算 (未經審核)	12月31日結算 2004 (經審核)	2003	2002
非流動資產				
物業及設備	626.8	664.4	699.3	1,009.3
種植園	164.3	147.4	160.0	–
聯營公司	296.4	234.9	8.0	(24.5)
長期應收款項及預付款項	136.7	269.2	248.0	265.3
商譽	40.0	36.5	18.3	19.3
預付土地費用	40.7	–	–	–
可供出售資產	4.4	–	–	–
遞延税項資產	6.0	5.8	7.5	9.6
受限制現金	4.7	4.7	4.7	–
	1,320.0	1,362.9	1,145.8	1,279.0
流動資產				
現金及現金等值項目	257.7	186.6	233.3	203.3
受限制現金及已抵押存款	–	4.5	17.6	22.9
可供出售資產/短期投資	42.6	32.9	77.0	42.8
應收賬款、其他應收款項及預付款項	286.9	360.0	430.2	389.0
存貨	291.5	281.4	309.6	376.1
	878.7	865.4	1,067.7	1,034.1
流動負債				
應付賬款、其他應付款項及應計款項	278.3	282.4	379.9	381.2
短期債務	243.6	288.9	207.4	605.7
税項準備	16.2	26.2	36.8	26.6
	538.1	597.5	624.1	1,013.5
流動資產淨額	340.6	267.9	443.6	20.6
資產總值減流動負債	1,660.6	1,630.8	1,589.4	1,299.6
權益				
已發行股本	31.9	31.9	31.9	31.9
其他儲備	899.8	898.4	954.8	958.5
累積虧損	(614.4)	(635.7)	(935.6)	(1,061.6)
母公司權益持有人應佔權益／(虧損)	317.3	294.6	51.1	(71.2)
少數股東權益	343.0	365.1	376.7	424.1
權益總額	660.3	659.7	427.8	352.9
非流動負債				
貸款資本及長期債務	762.7	761.2	955.9	757.2
遞延負債及撥備	96.7	100.0	88.7	118.9
遞延税項負債	116.6	109.9	117.0	70.6
衍生工具負債	24.3	–	–	–
	1,000.3	971.1	1,161.6	946.7
	1,660.6	1,630.8	1,589.4	1,299.6

A. 第一太平集團財務業績及狀況概要

以下財務資料乃摘錄自第一太平截至二零零三年及二零零四年十二月三十一日止年度之年報刊發之第一太平集團經審核綜合財務報表及截至二零零五年六月三十日止六個月第一太平集團未經審核簡略綜合財務報表。

綜合損益計算表

	截至2005年6月30日止六個月	截至12月31日止年度		
百萬美元	(未經審核)	2004	2003 (經審核)	2002
營業額	942.5	2,054.6	2,161.8	1,892.3
銷售成本	(702.7)	(1,536.1)	(1,657.1)	(1,420.9)
毛利	239.8	518.5	504.7	471.4
出售已終止業務、減持投資及權益攤薄之收益／(虧損)淨額	–	25.1	(3.2)	–
分銷成本	(81.7)	(172.2)	(172.3)	(140.1)
行政開支	(57.3)	(121.5)	(138.1)	(121.2)
其他經營(開支)／收入淨額	(6.3)	(20.3)	29.9	6.9
借貸成本淨額	(59.2)	(111.9)	(115.8)	(109.0)
應佔聯營公司溢利減虧損	71.1	118.6	65.0	32.6
除税前溢利	106.4	236.3	170.2	140.6
税項	(20.4)	(57.3)	(35.2)	(56.2)
期／年內溢利	86.0	179.0	135.0	84.4
應佔溢利：				
母公司權益持有人	60.8	134.5	74.1	40.1
小數股東權益	25.2	44.5	60.9	44.3
	86.0	179.0	135.0	84.4
每股數據(美仙)				
基本盈利	1.91	4.22	2.33	1.27
攤薄盈利	1.74	4.21	不適用	不適用
股息	0.13	–	–	–

將表格寄回第一太平之總辦事處(致:公司秘書處),地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後,股東仍可親身出席大會,並於會上投票。

推薦意見

董事會相信交易之條款實屬公平合理,且符合第一太平所有股東之利益,故推薦股東投票贊成將於股東特別大會上提呈以批准交易之普通決議案。

其他資料

閣下務請注意下列本通函附錄所載之其他資料:

(i) 附錄一－第一太平集團之財務資料;

(ii) 附錄二－Del Monte集團之財務資料;及

(iii) 附錄三－一般資料。

此致

列位股東 台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤倫
謹啟

二零零五年十一月二十一日

Indofood管理層仍專注於改善營運效率、推出新產品、精簡人手及加強分銷網絡，以提供更超值之產品及擴闊市場覆蓋面。

於二零零五年九月三十日，Indofood已購回其價值約一億二千六百三十萬美元（約九億八千五百一十萬港元）之歐元債券，尚未贖回之餘額約為一億五千三百七十萬美元（約十一億九千八百九十萬港元）。Indofood計劃以印尼盾幣值之借貸再融資其外資借貸，以消除匯兑風險。

此外，Indofood繼續評估擴展商機。

Metro Pacific

Metro Pacific管理層現正積極物色特定投資機會以重建其投資組合。現正於物色收費道路投資項目方面取得進展，並同時發掘其他機會。

Metro Pacific債務已減少約五億披索（約九百一十萬美元或約七千一百萬港元）至約七億四千萬披索（約一千三百二十萬美元或約一億零三百萬港元），Metro Pacific現正就當中約四億三千七百萬披索（約七百八十萬美元或約六千零八十萬港元）辦理清結文件之手續。年終負債目標已由原來之三億五千萬披索（約六百二十萬美元或約四千八百四十萬港元）重訂為少於三億披索（約五百四十萬美元或約四千二百一十萬港元）。

Metro Pacific計劃於年底前完成Pacific Mall Legaspi之擴建工程，面積將超過四萬平方米，並於年底前在Naga開始發展一新商場。新多用途土地計劃包括多項旅遊設施。

Metro Pacific其中一項業務，Negros Navigation Co., Inc.之重整計劃已全面推行，現正受惠於經修訂之較低利率、較長貸款期以及還款條款。

股東特別大會

本公司謹訂於二零零五年十二月九日星期五上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東特別大會，召開大會之通告詳載於本通函第207及第208頁。股東特別大會上將會提呈兩項普通決議案。第一項為批准訂立購股協議、進行其項下擬進行之交易及本公司據此履行之責任，而第二項則為批准於完成後（並受其規限）提出收購建議及收購建議之條款及條件。

本通函已附奉股東特別大會適用之代表委任表格。無論股東能否出席大會，務請盡快填妥及交回隨附之代表委任表格，惟無論如何必須於大會指定舉行時間四十八小時前

第一太平股價於二零零五年首六個月由2.075港元上升超過30%至2.775港元，高位為2.90港元。此外，第一太平宣布派發中期股息每股一港仙，並已於二零零五年十月派付予股東。

最後，第一太平已採納本身之企業管治常規守則，並遵守上市規則附錄14所載全部守則條文及大部份建議最佳常規。審核委員會正與第一太平集團營運部門積極合作加強申報及監管工作。

PLDT

PLDT於二零零五年首九個月綜合債務減少五億五千二百萬美元（約四十三億零五百六十萬港元），已超過二零零五年原定目標之五億美元，並已於二零零五年十一月八日進一步償還五千零九十萬美元（約三億九千七百萬港元）二零零七年票據，而PLDT之二零零五年減債目標則提高至七億美元（約五十四億六千萬港元）。派發股息目標同步增加至二零零五年每股核心盈利之40%，並於二零零五年十一月八日宣布派發另一期中期股息每股二十一披索（約0.38美元或約2.96港元）。

PLDT流動電話用戶約超過二千零八十萬名及固線用戶達約二百一十萬名。流動電話附屬公司Smart Communications, Inc.（「**Smart**」）擁有可覆蓋本土98%人口之網絡，有助推銷各項服務，例如海外及當地客戶可透過以電文方式享用更快捷便宜之現金匯款服務*(SMART Padala)*。

PLDT固線業務已着手提升現有設施，升級為新世代網絡，並預期於二零零五年年底前加強數碼固線的處理能力至可多容納五萬名用戶。Smart於二零零五年六月推出無線寬頻服務Smart WiFi，於二零零五年九月三十日，用戶人數約為九千名。於二零零五年九月三十日，PLDT已有接近七萬六千名數碼固線用戶，而近三十七萬名PLDT用戶則使用PLDT Vibe撥號上網服務。

Indofood

Indofood已重新定位為全面食品方案供應商。透過新業務架構及管理層致力定期檢討其縱向綜合供應鍊、生產及分銷網絡中的各項業務環節，鞏固其於印尼消費食品業之市場地位。

Indofood現正檢討透過將麵粉部門Bogasari分拆上市，以提升股東價值為目標。Indofood關注到目前證券市場情況未如理想，其管理層將就此密切注視市場之進一步發展。

成後盡快委任其一名或多名提名人加入Del Monte董事會。然而，由於即使收購建議已宣布或成為完全無條件，本公司仍不能確定其能否對其他Del Monte股東所持之股份行使強制收購權利及／或保證能取消Del Monte之上市地位，故無法保證補充文件將於一個確定時間範圍內刊發。本公司將於既定時間範圍內不時知會股東及市場有關刊發補充文件所遇到之任何難處。此外，作為一個實際考慮因素，評估本公司所得之有關Del Monte之任何資料及編製有關披露資料或財務報表均需要時間。詳情請參閱「與交易有關之風險」一段。

補充文件將載有會計師報告，該報告包括Del Monte根據國際財務報告準則編製之(i)截至二零零四年十二月三十一日止三個年度及二零零五年一月一日至九月三十日中期期間之已刊發經審核財務報表；或(ii) Del Monte截至二零零五年十二月三十一日止三個年度之已刊發經審核財務報表（倘Del Monte於二零零五年十二月三十一日之經審核財務報表已經公布）。

補充文件亦將載有香港財務報告準則及國際財務報告準則有關會計慣例之差異（如有）之闡析。

補充文件將載有本公司申報會計師之聲明，（倘申報會計師並無發現與之相反之情況下）該聲明之內容為：Del Monte集團於有關期間內根據國際財務報告準則編製財務資料而採納之會計政策與倘根據香港財務報告準則編製相同期間之財務資料而將採納之會計政策一致，因此並無需要為符合上市規則第4.11(b)(ii)條作出會計政策之重大差異所引起財務影響之調整。

財務及貿易前景

第一太平

第一太平於二零零五年首六個月之溢利淨額增加約18.1%至約六千零八十萬美元（約四億七千四百二十萬港元），且第一太平於二零零五年首九個月獲PLDT派付約二千四百四十萬美元（約一億九千零三十萬港元）股息。由於Indofood將派付二零零四年末期股息（約六百八十萬美元或約五千三百萬港元）及PLDT有可能於二零零五年十二月再派發股息，預期二零零五年下半年將獲取可觀股息收入。

第一太平斥資一千五百萬美元（約一億一千七百萬港元）購買Level Up! International Holdings Pte. Ltd.之25%權益，其為一家大型多人網絡遊戲(MMOG)發行商。此高增長業務可進一步發揮第一太平集團於電訊基建及大眾市場之專門知識與經驗。第一太平於今年一月成功透過發行五年期可轉換票據籌集一億九千九百萬美元（約十五億五千二百二十萬港元）資金。

本公司已向聯交所申請豁免嚴格遵守上文(a)至(i)段所載之上市規則披露規定。於二零零五年十一月四日，聯交所以書面表示擬原則上向本公司授予毋須嚴格遵守該等規定之特許，惟須達成聯交所規定之若干條件後，方始有效。本節餘下段落載有該等條件之達成情況。

就上文(a)段所載之資料而言，本通函載有Del Monte集團截至二零零四年十二月三十一日止三個年度之已刊發經審核綜合財務報表及Del Monte集團中期至二零零五年九月三十日（即Del Monte最近期刊發未經審核中期財務報表之日期）之最近期刊發未經審核綜合財務報表，所有財務報表均根據國際財務報告準則編製，各財務報表均載有該等賬目之附註（如相關財務報表所載），以及於最後可行日期，香港財務報告準則及國際財務報告準則在最近之中期期間有關會計慣例之差異（如有）之闡析。該資料載於本通函附錄二內。

就上文(b)段所載之資料而言，Del Monte之資產及負債報表（如二零零四年已刊發經審核財務報表所載）已載入本通函附錄二內。

就上文(g)段所載之資料而言，本通函僅載有第一太平集團財務及貿易前景之概述。

就上文(h)段所載之資料而言，本通函載有申索的概述（或適當的否定聲明），乃參考第一太平集團及可於新加坡(Del Monte上市之地方）最高法院備存之二零零三年、二零零四年及二零零五年之公開紀錄，及英屬維爾京群島(Del Monte註冊成立之地方）之最高法院登記處所存置之民事訴訟索引中獲取有關Del Monte之資料而作出。該等關於Del Monte之資料載於本通函附錄三第4章（訴訟）內，惟並未經本公司核實。

就上文(i)段所載之資料而言，本通函載有一系列重大合約，乃參考第一太平集團及可於英屬維爾京群島(Del Monte註冊成立之地方）之公司事務登記處獲取有關Del Monte之資料而作出。該等資料對交易（或適當否定聲明）而言屬非常重要。該等關於Del Monte之資料載於本通函附錄三第3章（重大合約）內，惟並未經本公司核實。

第一太平將於其一名或多名提名人獲委任加入Del Monte董事會後四十二天內，以補充文件之方式刊發上文第(a)至(i)段所載之資料。本公司將竭力確保於接納條件達

干財務及其他資料。為編製本通函，第一太平已節錄Del Monte集團根據國際財務報告準則編製截至二零零四年十二月三十一日止三個年度之已刊發經審核綜合財務報表及Del Monte集團截至二零零五年九月三十日止中期期間之最近期刊發未經審核綜合財務報表及若干其他資料。然而，於本通函日期，第一太平未能按下列上市規則披露有關資料：

(a) Del Monte集團之會計師報告所採用之會計政策與第一太平集團所採用者大致相同（上市規則第14.67(4)(a)(i)條）；

(b) 按相同會計基準及遵照上市規則第四章編製之經擴大集團之備考資產及負債表（上市規則第14.67(4)(a)(ii)條）；

(c) 經擴大集團於最後可行日期之負債報表（上市規則第14.66(2)條及附錄1B第28段）；

(d) 有關經擴大集團於最後可行日期擁有足夠營運資金之董事聲明（上市規則第14.66(2)條及14.66(4)條及附錄1B第30段）；

(e) 有關交易對經擴大集團之盈利及資產與負債之影響之資料（上市規則第14.64(5)條）；

(f) Del Monte集團於上文(a)段所述會計師報告提述期間之表現之討論及分析（上市規則第14.66(5)條及附錄16第48(2)段）；

(g) 經擴大集團於本財政年度（截至二零零五年十二月三十一日止）之財政及貿易前景之陳述，以及其他與此相關的重要資料（上市規則第14.66(2)條及附錄1B第29(1)(b)段）；

(h) 經擴大集團任何成員公司任何尚未了結或對其構成威脅的重要訴訟或索償之詳情，或適當的否定聲明（上市規則第14.64(2)條及附錄1B第33段）；及

(i) 經擴大集團內任何成員公司於緊接最後可行日期前兩年內訂立之所有重大合約日期及訂約方連同該等合約主要內容之概述或有關擴大集團內任何成員公司接受或繳付代價的詳情（上市規則第14.66(2)條及附錄1B第42段）。

大綱及細則所載屬於擁有能在該公司股東大會上控制50%以上投票權之主要股東所享有之權利。於該等情況下，Del Monte之財務業績將不會綜合納入第一太平集團之財務賬目內，惟將反映於聯營公司有關賬目內；因此根據上市規則，Del Monte亦只能成為第一太平之聯營公司。

第一太平有意於收購建議結束後盡快將Del Monte私有化及取消其上市地位。然而，倘接納條件未能達成，而收購建議失效或因其他理由而終止（如可能根據新加坡收購守則獲批准或獲SIC的批准），Del Monte可能會繼續於新交所上市。即使已完成收購，已提出收購建議，已達成接納條件及已結束收購建議，第一太平（通過收購方）提名其代表出任Del Monte董事會或影響Del Monte之管理工作及Del Monte集團其他成員公司之能力可能有限。第一太平之意向為於收購建議結束後，確保其代表能盡快於獲委任至Del Monte董事會及負責Del Monte集團之管理工作，然而，第一太平之計劃可能遭延遲及／或受挫。

此外，收購及收購建議（倘已提出、正提出或將提出）均會根據Del Monte之公開資料分別進行或提出。因此，在有關Del Monte或Del Monte集團其他成員公司之非公開資料被公開或就第一太平所得悉存有對交易不利之資料時，而倘第一太平於簽訂購股協議前得悉該等資料，將會存有阻礙第一太平進行交易的風險。

此外，並不可能保證Del Monte股東將提供彼等之Del Monte股份至收購建議中。

股東及投資者於買賣第一太平證券及Del Monte證券時務須謹慎行事。

交易之條款

收購條款經購股協議各訂約方公平磋商後釐定。收購建議之條款乃參考新加坡收購守則釐定。董事會認為，收購及收購建議之條款屬公平合理，且符合股東整體利益。

補充文件

鑑於交易之結構，以及特別是在公告刊發前必須保密，故並沒有與Del Monte董事會作正式接觸。於最後可行日期前並無可能取得有關Del Monte集團之財務及其他記錄／資料，以完全符合上市規則之披露規定，包括於本通函中刊載Del Monte集團之若

根據上市規則，收購連同收購建議（倘完成），將構成第一太平可能進行之主要交易，須取得股東批准。

由於所有有關收購建議資料將載於致股東之本通函內，故將不會向股東寄發收購建議文件。

據董事會作出一切合理查詢後所深知，Del Monte、CF、賣方及其他Del Monte股東全為無關連人士。

與交易有關之風險

股東及有意投資人士務請注意，收購屬有條件，因此不一定能完成。收購建議亦須待完成後方會提出，而即使提出收購建議，亦不一定能成功及完成。

根據賣方與MCI之現有股東協議，在賣方轉讓310,772,467股銷售股份予收購方前，賣方必須通知MCI及其若干關聯實體有關收購之事宜，並向有關各方提供機會以相同價格及不遜於根據收購轉讓310,772,467股銷售股份之條款購買上述數目之銷售股份。股東協議載有條文，規管MCI之優先購買權及在收購內納入或「跟隨」賣方處理其若干Del Monte股份之權利。該等條文要求發布若干通告並（在通告形式、通知時間、送達方式或其他方面）遵守該等條文，或該協議其他規定及／或行使該等權利之時間、方式及／或有效期，或倘未能行使該等權利將面臨質疑、爭議，甚至訴訟（包括強制行動）。於二零零五年十一月十日，載有該等優先購買權及該等跟隨權之通告已寄發予MCI及其若干關聯實體。根據股東協議，MCI及該等實體可於通告發出後二十一日內接納就彼等之優先購買權而作出之收購建議。倘MCI購買310,772,467股銷售股份，收購將不會完成，而收購建議亦不會進行。倘購股協議所列之條件並未能於二零零六年一月三十一日前獲達成或（倘獲准）豁免，則任何一方可發出通知，終止購股協議，屆時該協議將告終止，除該協議明文規定者外，該協議將再無任何效力，而收購建議將不會進行。倘本通函上文第7至第9頁「收購」一節所載之第(c)項條件未能達成，第一太平將於決定是否引用條件並終止收購前諮詢SIC之意見。

再者，鑑於交易之結構，即使於收購完成及作出收購建議後，接納條件仍有可能不能達成，而收購建議將會因此而有失效的風險。接納條件必須於收購建議文件投寄日期後第六十日下午三時三十分前達成（除非取得SIC的批准）。倘接納條件未能達成，收購建議將告失效。倘收購建議失效或因其他理由而終止（如可能根據新加坡收購守則獲批准或獲得SIC的批准），收購方將僅持有銷售股份，即少於Del Monte 50%股權之股份。第一太平因持有銷售股份而僅能成為Del Monte之最大股東（假設Del Monte已發行股本自Del Monte最近期刊發未經審核中期財務報表日期二零零五年九月三十日起並無及將不會有任何變動），但並不會使其有權享有法定權利或Del Monte之公司組織章程

元(約相當於一億二千二百五十萬港元)。截至二零零四年十二月三十一日止年度,Del Monte之除稅後及除稅前經審核綜合溢利淨額分別約為二千八百一十萬美元(約相當於二億一千九百二十萬港元)及約三千三百二十萬美元(約相當於二億五千九百萬港元),而Del Monte於截至二零零三年十二月三十一日止年度之除稅後及除稅前經審核綜合溢利淨額分別約為三千零二十萬美元(約相當於二億三千五百六十萬港元)及三千一百九十萬美元(約相當於二億四千八百八十萬港元)。於二零零五年九月三十日,Del Monte之未經審核綜合資產淨值約為一億五千零二十萬美元(約相當於十一億七千一百六十萬港元)。於二零零四年十二月三十一日及二零零三年十二月三十一日,Del Monte之經審核綜合資產淨值分別約一億五千七百六十萬美元(約相當於十二億二千九百三十萬港元)及一億四千九百三十萬美元(約相當於十一億六千四百五十萬港元)。本段所引用之數據乃摘錄自Del Monte於二零零五年十一月十日公布之Del Monte「管理層對截至二零零五年九月三十日止第三個季度之未經審核財務狀況及經營業績之討論及分析」及Del Monte於截至二零零四年十二月三十一日止年度之年報刊發之截至二零零三年十二月三十一日及二零零四年十二月三十一日止年度Del Monte之經審核財務報表。

進行交易之原因

當完成後,是項交易將會成為第一太平集團之策略收購,並符合其透過收購食品及電訊業達成推動增長之既定目標。

整體而言,收購及交易將為第一太平集團提供機會,以收購擁有知名品牌及具規模業務之食品業務之重大權益。董事會相信,揉合第一太平集團於東南亞食品業之專門經驗及Del Monte於菲律賓、印度及中國之市場覆蓋,將形成多元化產品種類及龐大增長潛力之品牌食品業務。

董事會認為,收購及收購建議條款屬公平合理,且符合股東整體利益。

收購方之業務

第一太平集團乃一家建基於香港的投資及管理公司,主要於東南亞地區從事有關電訊及消費食品業務。

收購方為於百慕達註冊成立之公司,為第一太平之全資附屬公司。其主要業務為投資控股,並無進行收購及/或收購建議以外之其他業務。

一般資料

根據上市規則,倘收購完成,是項交易將構成第一太平之須予公布交易。

收購建議之暫定時間表

完成／宣布收購建議	二零零五年十二月十四日或之前
寄發收購建議文件予Del Monte股東	二零零六年一月四日或之前或經SIC批准的較後日期
首個完成日	二零零六年二月一日

以上時間表所列各日期均可予以變更。

DEL MONTE之僱員

本公司認為Del Monte擁有盡職及出色之管理人員及僱員隊伍，為Del Monte之成就作出重大貢獻。因此，第一太平確認於第一太平持有Del Monte 50%以上之已發行股本後，所有Del Monte僱員之現有聘用權利（包括退休金權利）將得到全面保障。

收購及收購建議之資金

收購及收購建議將透過本公司內部資源及外來資金組合撥付，有關金額有待釐定。外來資金將以第一太平集團持有PLDT股份之證券權益及於交易項下將予收購之Del Monte股份作抵押。

DEL MONTE之業務

Del Monte於一九九九年於英屬維爾京群島註冊成立，自一九九九年八月二日起於新交所上市。

Del Monte為Del Monte集團之控股公司。Del Monte集團從事生產、市場推廣及分銷優質品牌食品及飲料產品。根據Del Monte所提供資料，Del Monte集團於菲律賓擁有Del Monte品牌，並持有於印度以Del Monte品牌生產及分銷食品及飲料產品之特許權。根據Del Monte所提供資料，Del Monte經營全球最大全面綜合鳳梨業務，並與世界各地其他Del Monte商標擁有人及獲授權人士訂有長期供應協議。

於最後可行日期，假設Del Monte已發行股本自二零零五年九月三十日（即其最近期刊發未經審核中期財務報表日期）起並無任何變動，Del Monte之市值約六億八千六百八十萬新加坡元（約相當於四億零三百四十萬美元或三十一億四千六百八十萬港元）。截至二零零五年九月三十日止期間，Del Monte之除稅後及除稅前未經審核綜合溢利淨額分別約為一千三百萬美元（約相當於一億零一百四十萬港元）及約一千五百七十萬美

接納條件

倘及當提出收購建議，將須待收購方於收購建議結束前所接獲有效接納收購股份數目，連同收購方或其一致行動人士（於收購建議前或之時及根據收購建議或以其他方式）擁有、控制或同意購入之Del Monte股份數目，以致令收購方及其一致行動人士於收購建議結束時持有之該等Del Monte股份附帶Del Monte已發行股本應佔表決權超過50%（包括任何於收購建議結束前根據有效行使購股權而已經或將予發行之Del Monte股份應佔表決權），方可作實。

因此，於收購建議結束前，收購建議就接納而言將不會或不能宣布為無條件，除非於收購建議結束前任何時間，收購方接獲涉及所需有關數目收購股份之有效接納，以致收購方及其一致行動人士持有之該等Del Monte股份數目附帶Del Monte最高潛在已發行股本超過50%。就此而言，「Del Monte最高潛在已發行股本」指倘所有購股權於有關宣布日期已獲有效行使而將予發行之Del Monte股份總數。

倘及當提出收購建議，該建議將毋須受任何其他條件限制。

收購建議價值

假設Del Monte已發行股本自Del Monte最近期刊發未經審核中期財務報表日期二零零五年九月三十日起並無任何變動，按收購價為基準計算，於最後可行日期，Del Monte全部已發行股本價值約為四億一千二百九十萬美元或七億零二百九十萬新加坡元（約相當於三十二億二千零六十萬港元）；而假設Del Monte已發行股本自Del Monte最近期刊發未經審核中期財務報表日期二零零五年九月三十日起並無任何變動，收購股份於最後可行日期之總值則約為二億五千二百六十萬美元或四億三千萬新加坡元（約相當於十九億七千零三十萬港元）。收購價將與收購項下每股股份之美元價格相同。

收購建議文件

提出收購建議以及載列收購建議條款及條件並隨附適用接納表格之正式文件，將於公告提出收購建議（如有）明確意向之日期起計不早於十四天及不遲於二十一天送交收購股份持有人。

由於Del Monte於新交所上市，收購受新加坡收購守則規管。根據新加坡收購守則第14條，於收購完成時，當第一太平集團購入之Del Monte股份，連同其一致行動人士（如有）持有或收購之Del Monte股份，附帶Del Monte 30%或以上表決權時，則第一太平集團須就收購股份提出強制有條件收購建議。強制有條件收購建議將由收購方作出。

於最後可行日期，第一太平集團並無持有Del Monte股份，而據董事會作出一切合理查詢後所深知，其一致行動人士並無持有任何Del Monte股份。

收購建議

條款

於收購完成時，收購方將根據新加坡收購守則第14條就收購股份提出收購建議。

倘及當提出收購建議時，將按以下基準進行：

每股收購股份： **現金0.3818美元**
（約相當於0.65新加坡元或2.9780港元）

收購價將相等於根據收購所支付每股銷售股份之美元價格。Del Monte股東將有權選擇以新加坡元收取收購價。有關如何支付代價之詳情將容後公布。接納收購建議之Del Monte股東須於接納表格表明彼等就收取收購價所選貨幣。

收購價較於二零零五年十一月九日（發出公告日期）在新交所買賣Del Monte股份之收市價每股0.55新加坡元有約18.2%溢價，以及較截至二零零五年十一月九日（發出公告日期）止期間在新交所買賣Del Monte股份十天成交額加權平均價每股0.5486新加坡元有約18.5%溢價。收購價較於最後可行日期在新交所買賣Del Monte股份之收市價每股0.635新加坡元有約2.4%溢價，以及較截至最後可行日期止期間在新交所買賣Del Monte股份之十天成交額加權平均價每股0.6087新加坡元有約6.8%溢價。

收購建議將涵蓋所有於收購建議結束前根據有效行使任何購股權而將無條件發行之Del Monte股份。

仲裁或其他法律程序，亦無於其日常業務以外採取任何行動而或會合理預期對Del Monte集團整體財政或業務狀況構成重大不利的影響。

於上述條件獲達成或（倘獲准）豁免後，預期收購將於之後第三個營業日（或參與方同意之其他日期）完成。倘上文第(c)項條件獲豁免或達成，而另外兩項條件均已達成，本公司將即時刊發公布，知會股東及市場有關進展以及訂約方將繼續進行完成交易。倘並非所有條件均已達成或獲豁免及訂約各方將不會完成交易，第一太平將於適當時候另行作出公布知會股東及市場。倘該等條件未能於二零零六年一月三十一日或之前獲達成或（倘獲准）豁免，則任何一方可發出通知，終止購股協議，屆時該協議將告終止，除該協議明文規定者外，該協議將再無任何效力，而收購建議將不會進行。倘上文第(c)項條件未能達成，第一太平將於決定是否引用條件並終止收購前諮詢SIC之意見。

賣方（Del Monte之最大股東）及MCI（Del Monte之第二大股東）乃現有股東協議之訂約方。根據該等股東協議，MCI及其若干關聯實體擁有310,772,467股銷售股份之若干優先購買權。倘MCI或其任何關聯實體有效行使該等優先購買權，收購將不會完成，而收購建議亦不會進行。倘MCI或其關聯實體並無有效行使該等優先購買權，彼等可根據該等股東協議給予通告，於收購內納入或「跟隨」賣方轉讓彼等之若干Del Monte股份。倘該等跟隨權獲有效行使，則本公司於完成時不僅可收購銷售股份，亦可收購MCI或其任何關聯實體有效納入收購內之該等Del Monte股份。於二零零五年十一月十日，有關該等優先購買權及該等跟隨權之一份通告已寄發予MCI及其若干關聯實體。根據該等股東協議，MCI及該等實體可在收購建議交付後二十一日內接納就彼等之優先購買權向彼等作出之收購建議。於最後可行日期，董事並未知悉MCI及其任何關聯實體是否已行使該等優先購買權或跟隨權或已發出通告說明彼等是否擬行使該等權利。

就上文條件第(b)項而言，第一太平已獲得First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited（合共持有第一太平約44.5%已發行股本之股東）之不可撤銷承諾，承諾彼等將會於股東特別大會上投票贊成有關收購及收購建議及其項下之任何交易之所有決議案。

本通函旨在向第一太平股東提供有關交易之進一步詳情。

本公司謹訂於二零零五年十二月九日星期五上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東特別大會，大會通告載於本通函。於股東特別大會上，股東可考慮並酌情根據上市規則批准是項交易。

收購

於二零零五年十一月九日，第一太平訂立購股協議，據此，本公司同意直接或透過一家全資附屬公司向賣方購入銷售股份，約相當於二零零五年九月三十日（即Del Monte最近期刊發未經審核中期財務報表日期）Del Monte已發行股本39.62%。Del Monte乃新交所上市公司，為Del Monte集團之控股公司。Del Monte集團為以Del Monte品牌經營之加工食品綜合生產商、推銷商及分銷商。

銷售股份之總作價為一億六千三百六十二萬八千零二十六美元，約相當於十二億七千六百三十萬港元或二億七千八百六十萬新加坡元，即相當於每股Del Monte股份0.3818美元或約0.65新加坡元。購股協議之代價及其他條款經參與各方參考Del Monte股份現行市價後公平磋商釐定。於訂立購股協議後，第一太平已安排將銷售股份部份代價二千五百萬美元（約一億九千五百萬港元）存入託管戶口。待達成若干條件後，該筆款項將於完成前或完成時發放予賣方。

銷售股份將於完成時以完整所有權購入、保證免除任何產權負擔，並連同銷售股份附帶之一切權利及利益，包括但不限於有權收取所有於完成時或之後宣派、作出或派付之一切股息或分派。

收購須待以下條件獲達成或（僅適用於下列第(c)項條件）獲豁免後，方可作實：

(a) 適用於大部份銷售股份之優先購買權並未獲有效行使；

(b) 於本公司股東特別大會通過批准交易之決議案；及

(c) 自Del Monte集團最近期刊發經審核賬目結算日二零零四年十二月三十一日以來：(i) Del Monte集團整體之資產、業務、財政狀況、盈利、負債或經營業績並無重大逆轉；及(ii) Del Monte集團任何成員公司並無提出或面臨訴訟、

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份代號：00142

主席：
林逢生

執行董事：
彭澤倫*（常務董事兼行政總監）*
唐勵治
黎高信

非執行董事：
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣

獨立非執行董事：
Graham L. Pickles
陳坤耀教授*（金紫荊星章、CBE、太平紳士）*
鄧永鏘*（OBE、 Chevallier de L'Ordre Arts et des Lettres）*

總辦事處：
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

可能進行之主要交易

第一太平有限公司
可能提出收購Del Monte Pacific Limited之股份
及
J.P. Morgan (S.E.A.) Limited
代表
第一太平有限公司之全資附屬公司
First Pacific Brands Limited
就Del Monte Pacific Limited
可能提出強制有條件現金收購建議

緒言

第一太平於二零零五年十一月九日公布交易及同時遵照新加坡收購守則於新加坡公布交易。

「無關連人士」	指	據董事會經作出一切合理查詢後所深知，屬與第一太平或其附屬公司之董事、行政總裁、主要股東或彼等各自之任何聯繫人士概無關連之獨立第三方；及
「美元」	指	美元，美利堅合眾國法定貨幣。

本通函所載若干美元金額分別以1美元兑7.8港元及1.7024新加坡元換算為港元或新加坡元。美元換算為新加坡元之匯率，乃公告發表日期(二零零五年十一月九日)刊發之金融時報所報美元兑新加坡元之最新收市即期匯價中位數。該等換算純粹為方便本通函讀者而提供，並不代表任何美元款項實際代表該等港元或新加坡元款項，或可能已經或可能按該等或任何其他特定匯率兑換為港元及／或新加坡元。

「新加坡元」	指	新加坡元，新加坡法定貨幣；
「銷售股份」	指	428,570,000股Del Monte股份，相當於二零零五年九月三十日（即Del Monte最近期刊發中期未經審核財務報表日期）Del Monte已發行股本約39.62%；
「賣方」	指	Del Monte Holdings Limited，CF之間接附屬公司及銷售股份之賣方，屬無關連人士；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「新交所」	指	新加坡證券交易所有限公司(the Singapore Exchange Securities Trading Limited)；
「股東」	指	第一太平股東；
「購股協議」	指	CF、賣方及第一太平就收購所訂立日期為二零零五年十一月九日之購股協議；
「SIC」	指	新加坡證券業評議會(the Securities Industry Council of Singapore)；
「新加坡」	指	新加坡共和國；
「新加坡收購守則」	指	自二零零二年一月一日起生效之經修訂新加坡收購及合併守則(the Singapore Code on Take-overs and Mergers)；
「股東特別大會」	指	第一太平謹訂於二零零五年十二月九日星期五上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行之股東特別大會，召開大會之通告詳載於本通函第207及第208頁；
「聯交所」	指	香港聯合交易所有限公司；
「補充文件」	指	於報章刊登之付費公告或寄發予股東之通函，內容載有本通函內致股東之「本公司函件」中「補充文件」一節第(a)至(i)段之資料；
「交易」	指	收購及收購建議；

「MCI」	指	MCI, Inc.，於英屬維爾京群島註冊成立之公司，為就Del Monte與賣方簽訂股東協議之訂約方；
「Metro Pacific」	指	Metro Pacific Corporation，於菲律賓註冊成立之有限公司，其股份於菲律賓證券交易所(The Philippine Stock Exchange, Inc.)上市；
「標準守則」	指	上市公司董事進行證券交易的標準守則；
「收購建議」	指	(i)於本通函日期，就收購股份可能進行之強制有條件現金收購建議；及(ii)待完成後，根據新加坡收購守則第14條作出之收購股份強制現金收購建議（僅於接納條件方面屬有條件）；
「收購建議文件」	指	提出收購建議之正式文件，當中列載收購建議之條款及條件，並隨附適用之接納表格；
「收購價」	指	每股Del Monte股份現金0.3818美元；
「收購股份」	指	所有於收購建議日期已發行或將予發行而未由收購方、第一太平或其他一致行動人士擁有、控制或同意收購之Del Monte股份；
「收購方」	指	First Pacific Brands Limited，於百慕達註冊成立之有限公司，為第一太平之全資附屬公司；
「購股權」	指	Del Monte根據其行政人員購股權計劃授出之購股權；
「披索」	指	菲律賓披索，菲律賓法定貨幣；
「菲律賓」	指	菲律賓共和國；
「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓註冊成立之有限公司，其股份主要於菲律賓證券交易所(The Philippine Stock Exchange, Inc.)上市；
「盧比」	指	印度盧比，印度法定貨幣；

「Del Monte董事會」	指	Del Monte董事會；
「Del Monte集團」	指	Del Monte及其附屬公司；
「Del Monte股份」	指	Del Monte股本中每股面值0.01美元之普通股；
「董事」	指	第一太平董事；
「產權負擔」	指	就銷售股份而言，指任何索償、押記、按揭、抵押、留置權、選擇權、衡平權益、出售權、擔保契約或其他第三方權益、業權保留、優先購買權、優先拒絕權或任何類別抵押權益；
「經擴大集團」	指	經合併Del Monte集團而擴大之第一太平集團；
「第一太平」或「本公司」	指	第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「第一太平集團」	指	第一太平及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港財務報告準則」	指	香港財務報告準則；
「香港」	指	中華人民共和國香港特別行政區；
「國際財務報告準則」	指	國際財務報告準則；
「Indofood」	指	P.T. Indofood Sukses Makmur Tbk，於印尼註冊成立之有限公司，其股份於雅加達及泗水證券交易所上市；
「最後可行日期」	指	二零零五年十一月十八日，即本通函付印前就確定有關資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「接納條件」	指	收購方於收購建議結束前所接獲有效接納收購股份數目，連同收購方或其一致行動人士（於收購建議前或之時及根據收購建議或以其他方式）擁有、控制或同意購入之Del Monte股份數目，以致令收購方及其一致行動人士於收購建議結束時持有之該等Del Monte股份附帶Del Monte已發行股本應佔表決權超過50%（包括任何於收購建議結束前根據有效行使購股權而已經或將予發行之Del Monte股份應佔表決權）；
「收購」	指	本公司或其全資附屬公司根據購股協議收購銷售股份；
「公告」	指	第一太平於二零零五年十一月九日刊發有關交易之公告；
「董事會」	指	董事會；
「CF」	指	Cirio Finanziaria S.p.A. in Amministrazione Straordinaria，於意大利註冊成立並受特殊監管之公司，間接控制賣方，屬無關連人士；
「通函」	指	本通函，由第一太平就交易刊發予股東之通函；
「完成」	指	根據購股協議完成收購；
「一致行動人士」	指	就收購建議與第一太平及收購方一致行動或假定為一致行動（具新加坡收購守則賦予之涵義）之人士；
「Del Monte」	指	Del Monte Pacific Limited，於英屬維爾京群島註冊成立之有限公司，其股份主要於新交所上市；

目 錄

頁次

釋義 1

本公司函件 6

緒言 6

收購 7

收購建議 9

DEL MONTE之僱員 11

收購及收購建議之資金 11

DEL MONTE之業務 11

進行交易之原因 12

收購方之業務 12

一般資料 12

與交易有關之風險 13

交易之條款 14

補充文件 14

財務及貿易前景 17

股東特別大會 19

推薦意見 20

其他資料 20

附錄一　第一太平集團之財務資料 21

附錄二　DEL MONTE集團之財務資料 101

附錄三　一般資料 200

股東特別大會通告 207

此乃重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

股份代號：00142

可能進行之主要交易
第一太平有限公司
可能提出收購Del Monte Pacific Limited之股份
及
J.P. Morgan (S.E.A.) Limited
代表
第一太平有限公司之全資附屬公司
First Pacific Brands Limited
就Del Monte Pacific Limited
可能提出強制有條件現金收購建議

第一太平有限公司謹訂於二零零五年十二月九日星期五上午十時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東特別大會，召開大會之通告詳載於本通函第207及第208頁。無論　閣下能否出席大會，務請　閣下盡快填妥及交回隨附之代表委任表格，惟無論如何必須於大會指定舉行時間四十八小時前將表格寄回第一太平有限公司之總辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零五年十一月二十一日